

**2023**
**Annual Report**

## OUR COMMITMENT TO THE ENVIRONMENT

Omega Healthcare Investors, Inc. ("Omega") believes in working to keep our environment cleaner and healthier. Each and every day, we take steps to preserve the natural beauty of the surroundings that we are privileged to enjoy. In an effort to further reduce our carbon footprint, we are asking our investors to enroll in voluntary electronic delivery of our shareholder communications. In addition, we are also asking you to vote your shares on line. This not only reduces the costs associated with printing and mailing, it also supports our corporate sustainability initiatives. Please see the instructions below.

### VOTE BY INTERNET — WWW.PROXYVOTE.COM

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

### ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

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Omega's initiative in reducing its carbon footprint by promoting electronic delivery of shareholder materials has had a positive effect on the environment. Based upon 2023 statistics, voluntary receipt of e-delivery resulted in the following environmental savings:

 Using approximately 230 fewer tons of wood, or 1,380 fewer trees

 Using approximately 1,470 million fewer BTUs, or the equivalent amount of energy used to operate 1,750 residential refrigerators per year

 Using approximately 1,040,000 fewer pounds of $CO_2$ gases, or the equivalent of 94.2 automobiles per year

 Saving approximately 1,230,000 gallons of water

 Saving approximately 68,000 pounds of solid waste

 Reducing hazardous air pollutants by approximately 92.2 pounds

Environmental impact estimates calculated using the Environmental Paper Network Paper Calculator. For more information visit www.papercalculator.org.

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## 2024 ANNUAL MEETING OF STOCKHOLDERS

 **Friday, June 7, 2024**

 **10:00 AM EDT, Virtual**

 **Omega Healthcare Investors**
**303 International Circle, Suite 200**
**Hunt Valley, MD 21030**

# OMEGA HEALTHCARE INVESTORS, INC.

We are a self-administered real estate investment trust ("REIT"), providing financing and capital to the long-term healthcare industry with a particular focus on skilled nursing facilities located in the United States and the United Kingdom ("U.K."). Operating in accordance with federal tax laws and regulations governing REITs, income is distributed to stockholders without federal tax liability to our company.

At December 31, 2023, our domestic and international investments consisted of 891 healthcare facilities containing approximately 84,125 operating beds in 42 states and the U.K., operated by 74 third-party healthcare operating companies. The table below sets forth the portion of our total real estate investments (excluding investments in unconsolidated joint ventures) represented by facilities operated by each operator.

## INVESTMENT BY OPERATOR

**(in thousands)**

| | |
|---|---|
| **Maplewood Real Estate Holdings, LLC** 12.9% . . . . . . . . . . . . . . . . . . . . . . . . . | $1,253,046 |
| *Connecticut, Massachusetts, New Jersey, New York, Ohio, Washington D.C.* | |
| **CommuniCare Health Services, Inc.** 8.6% . . . . . . . . . . . . . . . . . . . . . . | 837,910 |
| *Indiana, Maryland, Ohio, Pennsylvania, Virginia, West Virginia* | |
| **Ciena Healthcare** 8.5% . . . . . . . . . . . . . . . . . . . . . . | 827,207 |
| *Indiana, Michigan, North Carolina, Ohio, Virginia* | |
| **Saber Health Group** 6.6% . . . . . . . . . . . . . . . . . . . . . . | 643,902 |
| *North Carolina, Ohio, Pennsylvania, Virginia* | |
| **Brookdale Senior Living, Inc.** 5.6% . . . . . . . . . . . . . . . . . . . . . . | 543,091 |
| *Arizona, California, Florida, Illinois, New Jersey, Oregon, Pennsylvania, Tennessee, Texas, Virginia, Washington* | |
| **Providence Group, Inc** 4.8% . . . . . . . . . . . . . . . . . . . . . . | 467,898 |
| *Arizona, California, Colorado, Kentucky, South Carolina* | |
| **Genesis HealthCare, Inc.** 3.5% . . . . . . . . . . . . . . . . . . . . . | 337,761 |
| *Alabama, Arizona, New Hampshire, New Mexico, North Carolina, Rhode Island, Tennessee, Vermont, West Virginia* | |
| **LaVie Care Centers, LLC** 3.3% . . . . . . . . . . . . . . . . . . . . . | $ 325,656 |
| *Florida, Louisiana, Mississippi, North Carolina, Pennsylvania, Virginia* | |
| **Nexion Health Inc.** 3.3% . . . . . . . . . . . . . . . . . . . . . | 320,437 |
| *Louisiana, Mississippi, Texas* | |
| **Healthcare Homes** 3.1% . . . . . . . . . . . . . . . . . . . . . | 306,690 |
| *United Kingdom* | |
| **Other Real Estate Investments** 39.8% . . . . . . . . . . . . . . . . . . . . . | 3,879,818 |
| *64 operators with operations in 32 states & in the U.K.* | |
| *Grand Total 100.00%* . . . . . . . . . . . . . . . | $9,743,416 |

## TO OUR STOCKHOLDERS

Dear Stockholders,

After a number of challenging years for the senior healthcare industry, created by the operating and financial consequences of an unprecedented global pandemic, in 2023 the industry began to attain a level of normalcy. Operating metrics for the portfolio have continued to improve, with occupancy now sitting above 80% and rent coverage approaching pre-pandemic levels, creating a backdrop from which we can begin to refocus on accretive growth.

Much of this is due to the hard work of our operators and their brave staff, who have worked tirelessly to protect and care for their residents. This pandemic has reaffirmed the importance of a robust and well-funded healthcare offering to support the elderly and frail, and the continued demand for both skilled nursing and assisted living facilities has been demonstrated by the rebound we've seen in occupancy.

At the same time, the operating backdrop has been significantly enhanced by actions at both the federal level and by a number of states, which continued to step up with strong increases to their Medicare and Medicaid reimbursement rates in 2023, reflecting the moderating but ongoing inflationary pressures facing the industry. We are grateful for the support the industry has received, and we are hopeful that the remaining states will provide similar much needed help in 2024.

We continue to work through a few remaining operator restructurings. While we anticipate our earnings will be impacted by these restructuring efforts in the near term, as these workouts are resolved, we would expect earnings to improve as the year progresses. This improvement should be further enhanced by continued accretive acquisitions. In 2023, we closed on over $650 million of investments and, with the pipeline looking strong, we expect to allocate meaningful additional capital in 2024.

Our capacity to fund this growth is supported by the strength of our balance sheet. We extended our debt maturities in August by entering into a $429 million unsecured term loan, which can be extended to August 2027, fixed at a competitive 5.6%. We ended 2023 with almost all of our $1.45 billion revolving credit facility available for use and over $400 million of cash on the balance sheet. This combination of factors provides us with significant flexibility to fund our future growth and address the $400 million of bonds that mature in both 2024 and 2025.

In September 2023, CMS issued a proposed rule that would impose federal minimum staffing requirements for skilled nursing facilities. While well-intentioned, we believe there are fundamental flaws in the proposed rule, especially at a time when labor capacity is the biggest issue facing most facilities. The industry has provided extensive feedback to CMS on how it could achieve its clinical goals in a more efficient manner, and we are hopeful that the final rule will reflect these recommendations.

Longer term, we continue to believe that the secular demographic tailwinds in our industry remain intact. The number of Americans over 65 is expected to grow by 47% from 2022 to 2050. As they age, this cohort will require enhanced clinical care, and we believe that skilled nursing and assisted living facilities, as low-cost, non-discretionary service providers, will continue to play a vital role in this continuum of care.

So, after a number of challenging years, the future is starting to look brighter again. We would like to thank our employees, whose earnest efforts during this difficult period have positioned us for future growth, and you, our shareholders, for your continued support during the past few years. We will continue to work diligently to be prudent stewards of your capital and reward your faith in Omega Healthcare Investors.

Very truly,



C. Taylor Pickett
*Chief Executive Officer*
April 23, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2023**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

# OMEGA HEALTHCARE INVESTORS, INC.

(Exact Name of Registrant as Specified in its Charter)

| | | |
|---|---|---|
| **Maryland** | **1-11316** | **38-3041398** |
| **(Omega Healthcare Investors, Inc.)** | **(Omega Healthcare Investors, Inc.)** | **(Omega Healthcare Investors, Inc.)** |
| **(State or other jurisdiction of incorporation or organization)** | **(Commission file number)** | **(IRS Employer Identification No.)** |

**303 International Circle, Suite 200, Hunt Valley, MD 21030**
**(Address of principal executive offices)**

**(410) 427-1700**
**(Telephone number, including area code)**

**Securities Registered Pursuant to Section 12(b) of the Act:**

| Registrant | Title of Each Class | Trading Symbol (s) | Name of Exchange on Which Registered |
|---|---|---|---|
| Omega Healthcare Investors, Inc. | Common Stock, $.10 Par Value | OHI | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:**
**None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

**Yes** ☒ **No** ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

**Yes** ☐ **No** ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding twelve months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

**Yes** ☒ **No** ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

**Yes** ☒ **No** ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one:)

| | | |
|---|---|---|
| Large accelerated filer ☒ | Accelerated filer ☐ | Non-accelerated filer ☐ |
| Smaller reporting company ☐ | Emerging growth company ☐ | |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

**Yes** ☐ **No** ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

**Yes** ☒ **No** ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

**Yes** ☐ **No** ☒

The aggregate market value of the common stock Omega Healthcare Investors, Inc. held by non-affiliates was $7,396,024,716 as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter. The aggregate market value was computed using the $28.19 closing price per share for such stock on the New York Stock Exchange on such date.

As of February 6, 2024, there were 245,302,608 shares of Omega Healthcare Investors, Inc. common stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Proxy Statement for the registrant's 2024 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission no later than 120 days after December 31, 2023, is incorporated by reference in Part III herein.

# TABLE OF CONTENTS

| | | Page |
|---|---|---|
| | Forward-Looking Statements | 2 |

**PART I**

| | | |
|---|---|---|
| Item 1. | Business | 4 |
| Item 1A. | Risk Factors | 18 |
| Item 1B. | Unresolved Staff Comments | 34 |
| Item 1C. | Cybersecurity | 34 |
| Item 2. | Properties | 35 |
| Item 3. | Legal Proceedings | 35 |
| Item 4. | Mine Safety Disclosures | 35 |

**PART II**

| | | |
|---|---|---|
| Item 5. | Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 36 |
| Item 6. | [Reserved] | 37 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 37 |
| Item 7A. | Quantitative and Qualitative Disclosures About Market Risk | 52 |
| Item 8. | Financial Statements and Supplementary Data | 53 |
| Item 9. | Changes in and Disagreements with Accountants on Accounting and Financial Disclosure | 53 |
| Item 9A. | Controls and Procedures | 53 |
| Item 9B. | Other Information | 54 |
| Item 9C. | Disclosure Regarding Foreign Jurisdictions that Prevent Inspections | 54 |

**PART III**

| | | |
|---|---|---|
| Item 10. | Directors, Executive Officers of the Registrant and Corporate Governance | 55 |
| Item 11. | Executive Compensation | 55 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 55 |
| Item 13. | Certain Relationships and Related Transactions, and Director Independence | 56 |
| Item 14. | Principal Accountant Fees and Services | 56 |

**PART IV**

| | | |
|---|---|---|
| Item 15. | Exhibits and Financial Statement Schedules | 57 |
| Item 16. | Form 10-K Summary | 57 |

**Forward-Looking Statements**

*Unless otherwise indicated or except where the context otherwise requires, the terms "we," "us" and "our" and other similar terms in this Annual Report on Form 10-K refer to Omega Healthcare Investors, Inc. and its consolidated subsidiaries.*

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this document. This document contains "forward-looking statements" within the meaning of the federal securities laws. These statements relate to our expectations, beliefs, intentions, plans, objectives, goals, strategies, future events, performance and underlying assumptions and other statements other than statements of historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology including, but not limited to, terms such as "may," "will," "anticipates," "expects," "believes," "intends," "should" or comparable terms or the negative thereof. These statements are based on information available on the date of this filing and only speak as to the date hereof and no obligation to update such forward-looking statements should be assumed.

Our actual results may differ materially from those reflected in the forward-looking statements contained herein as a result of a variety of factors, including, among other things:

(1) those items discussed under "Risk Factors" in Part I, Item 1A to this Annual Report on Form 10-K;

(2) uncertainties relating to the business operations of the operators of our assets, including those relating to reimbursement by third-party payors, regulatory matters and occupancy levels;

(3) the long-term impacts of the COVID-19 pandemic on our business and the business of our operators, including the levels of staffing shortages, increased costs and decreased occupancy experienced by operators of skilled nursing facilities ("SNFs") and assisted living facilities ("ALFs") arising from the pandemic, the ability of our operators to comply with infection control and vaccine protocols and to manage facility infection rates or future infectious diseases, and the sufficiency of government support and reimbursement rates to offset such costs and the conditions related thereto;

(4) additional regulatory and other changes in the healthcare sector, including proposed federal minimum staffing requirements for SNFs that may further exacerbate labor and occupancy challenges for our operators;

(5) the ability of our operators in bankruptcy to reject unexpired lease obligations, modify the terms of our mortgages and impede our ability to collect unpaid rent or interest during the pendency of a bankruptcy proceeding and retain security deposits for the debtor's obligations, and other costs and uncertainties associated with operator bankruptcies;

(6) our ability to re-lease, otherwise transition, or sell underperforming assets or assets held for sale on a timely basis and on terms that allow us to realize the carrying value of these assets;

(7) the availability and cost of capital to us;

(8) changes in our credit ratings and the ratings of our debt securities;

(9) competition in the financing of healthcare facilities;

(10) competition in the long-term healthcare industry and shifts in the perception of various types of long-term care facilities, including SNFs and ALFs;

(11) changes in the financial position of our operators;

(12) the effect of economic and market conditions generally and, particularly, in the healthcare industry;

(13) changes in interest rates and the impact of inflation;

(14) the timing, amount and yield of any additional investments;

(15) changes in tax laws and regulations affecting real estate investment trusts ("REITs");

(16) the potential impact of changes in the SNF and ALF markets or local real estate conditions on our ability to dispose of assets held for sale for the anticipated proceeds or on a timely basis, or to redeploy the proceeds therefrom on favorable terms;

(17) our ability to maintain our status as a REIT; and

(18) the effect of other factors affecting our business or the businesses of our operators that are beyond our or their control, including natural disasters, other health crises or pandemics and governmental action; particularly in the healthcare industry.

## PART I

### Item 1 — Business

### Overview

Omega Healthcare Investors, Inc. ("Parent") is a Maryland corporation that invests in healthcare-related real estate properties located in the United States ("U.S.") and the United Kingdom ("U.K."), which investments comprise our one reportable segment. Omega became a publicly traded company listed on the New York Stock Exchange in 1992. Our primary objective is to provide strong returns to our investors, while serving as the preferred capital partner to our healthcare operating companies and affiliates (collectively, our "operators") so they can concentrate on providing a high level of care for their resident-patients.

Parent, together with its consolidated subsidiaries (collectively, "Omega" or "Company") has elected to be taxed as a REIT for federal income tax purposes. Omega is structured as an umbrella partnership REIT ("UPREIT") under which all of Omega's assets are owned directly or indirectly by, and all of Omega's operations are conducted directly or indirectly through, its operating partnership subsidiary, OHI Healthcare Properties Limited Partnership (collectively with subsidiaries, "Omega OP"). As of December 31, 2023, Parent owned approximately 97% of the issued and outstanding units of partnership interest in Omega OP ("Omega OP Units"), and other investors owned approximately 3% of the outstanding Omega OP Units.

### Property Types

Our core business is to provide financing and capital to the long-term healthcare industry with a particular focus on skilled nursing facilities ("SNFs"), assisted living facilities ("ALFs"), and to a lesser extent, independent living facilities ("ILFs"), rehabilitation and acute care facilities ("specialty facilities") and medical office buildings ("MOBs"). The following is a summary of our various property types.

- *Skilled nursing facilities* — SNFs provide services that include daily nursing, therapeutic rehabilitation, social services, activities, housekeeping, nutrition, medication management and administrative services for individuals requiring certain assistance for activities in daily living.

- *Assisted living facilities* — ALFs provide services that include assistance for activities in daily living and permit residents to maintain some of their privacy and independence as they do not require constant supervision and assistance. Services usually include daily housekeeping, laundry, medical reminders and assistance with the activities of daily living, such as eating, dressing and bathing.

- *Independent living facilities* — ILFs are age-restricted multi-family properties with central dining facilities that provide services that include security, housekeeping, activities, nutrition and limited laundry services.

- *Specialty facilities* — Specialty facilities consist of specialty hospitals, long-term acute care hospitals, inpatient rehabilitation facilities, behavioral health substance facilities, behavioral health psychiatric facility and traumatic brain injury facilities.

- *Medical office buildings* — MOBs are facilities designed specifically for healthcare providers such as physicians, dentists and other clinicians.

### Investment Strategy & Types

We maintain a portfolio of long-term healthcare facilities, mortgages and other real estate loans on healthcare facilities located in the U.S. and the U.K. Our investments are generally geographically diverse and operated by a diverse group of established, middle-market healthcare operators that we believe meet our standards for quality and experience of management and creditworthiness. Our criteria for evaluating potential investments includes but is not limited to:

- the quality and experience of management and the creditworthiness of the operator of the facility;

- the facility's historical and forecasted cash flow and its ability to meet operational needs, capital expenditure requirements and lease or debt service obligations;
- the construction quality, condition and design of the facility and its environmental impact;
- the location of the facility;
- the tax, growth, regulatory and reimbursement environment of the applicable jurisdiction;
- the occupancy rate for the facility and demand for similar healthcare facilities in the same or nearby communities; and
- the payor mix of private, Medicare and Medicaid patients at the facility.

As healthcare delivery continues to evolve, we continuously evaluate potential investments, as well as our assets, operators and markets to position our portfolio for long-term success. As part of our evaluation, we may sometimes consider selling or transitioning assets that do not meet our portfolio criteria.

We prefer to invest in fee simple ownership of properties. Due to regulatory, tax or other considerations, we may pursue alternative investment structures, such as mortgages, other real estate loans and investments in joint ventures. While the market for long-term care real estate acquisitions in the U.S. remained competitive in 2023, we continued to seek and identify selective investments that are accretive to our portfolio. In addition to our U.S.-based investments, we expect to continue to pursue investments in alternative jurisdictions such as the U.K. As part of our continuous evaluation of our portfolio and in connection with certain operator workout transactions, we expect to continue to opportunistically sell assets, or portfolios of assets, from time to time. In addition, as the long-term care industry evolves and adapts to new protocols, we have made and may continue to make select ancillary investments in companies that enhance the technology and infrastructure of long-term care providers and our operators.

We typically seek substantial liquidity deposits, covenants regarding minimum working capital and net worth, liens on accounts receivable and other operating assets, and various provisions for cross-default, cross-collateralization and corporate and/or personal guarantees for our investments when appropriate.

The following summarizes our primary investment structures. The average annualized yields described below reflect obligations under existing contractual arrangements. However, due to the nature of the long-term care industry, we cannot assure that the operators of our facilities will meet their payment obligations in full or when due. Therefore, the annualized yields as of December 31, 2023, set forth below, are not necessarily indicative of future yields, which may be lower.

*Real Estate Assets & Leases*

Our real estate assets are primarily comprised of land, buildings and improvements and any furniture and equipment contained within our facilities. Substantially all of our leases are triple-net operating leases and require the operator to pay rent and all additional charges incurred in the operation of the leased facility. At December 31, 2023, we had one direct financing lease. Our triple-net operating leases typically range from 5 to 15 years, plus renewal options. Our leases generally provide for minimum annual rents that are subject to annual escalators. Leases with fixed annual rental escalators are generally recognized on a straight-line basis over the initial lease period, subject to a collectibility assessment. At December 31, 2023, our average annualized yield from operating leases was approximately 9.4%. At December 31, 2023, approximately 82% of our operating leases have initial lease terms expiring after 2028. The majority of our leased real estate properties are leased under provisions of master lease agreements that govern more than one facility, and to a lesser extent, we lease facilities under single facility leases. Under our master leases, our operators are required to make one monthly payment that represents rent on all the properties that are subject to the master lease. Certain of our leases also contain operator purchase options or landlord put options.

Some of our leases provide our operators with advances for the construction of facilities or capital expenditures for strategic facility enhancements. Typically, these advances require the operator to pay a fixed percentage of the advances funded as capital expenditure rent under the lease. Construction and upgrades made under these lease clauses are capitalized within our real estate assets. We direct a significant amount of our capital back into existing assets, which we believe sets the stage for our long-term strategic success.

*Real Estate Loans*

Real estate loans consist of mortgage loans and other real estate loans which are primarily collateralized by a first, second or third mortgage lien or a leasehold mortgage on, or an assignment of the partnership interest in, the related properties. Our real estate loans typically have a fixed interest rate for the loan term. We enter into real estate loans for existing facilities and for the construction of facilities. At December 31, 2023, our average annualized yield on these investments was approximately 10.2%. At December 31, 2023, approximately 69.6% of our real estate loans have initial terms that expire after 2028.

*Investments in Unconsolidated Joint Ventures*

From time to time, we also acquire equity interests in joint ventures or entities that support the long-term healthcare industry and our operators. These are investments in entities that we do not consolidate but for which we can exercise significant influence over operating and financial policies and are reported under the equity method of accounting. Our investments in unconsolidated entities generally represent interests ranging from 9% to 51%. Under the equity method of accounting, our share of the investee's earnings or losses is included in our consolidated results of operations. The initial carrying value of investments in unconsolidated entities is based on the amount paid to purchase the entity interest inclusive of transaction costs.

*Non-Real Estate Loans*

Our portfolio includes non-real estate loans to our operators, their principals and/or asset purchasers. We make non-real estate loans on a limited basis, in connection with managing our overall credit risk. These loans may be either unsecured or secured by the collateral of the borrower and are typically short-term in nature. Collateral under secured non-real estate loans typically consists of the working capital of operator entities, personal guarantees or assets of the individual obligor. At December 31, 2023, our average annualized yield on these investments was approximately 8.1%. At December 31, 2023, approximately 31.1% of our non-real estate loans have initial terms that expire after 2028.

**Portfolio and Investment Summary**

As of December 31, 2023, our portfolio of real estate investments included 891 healthcare facilities that are operated by 74 third-party operators in 42 states and the U.K. and that consists of the following:

- real estate assets, subject to operating leases, that include 591 SNFs, 188 ALFs, 19 ILFs, 19 specialty facilities and one MOB;
- an investment in a direct financing lease on one SNF;
- real estate loans, including first lien mortgages, on 45 SNFs, seven ALFs, two specialty facilities and one ILF; and
- 17 facilities held for sale.

We also maintain investments in unconsolidated joint ventures that hold 5 SNFs, 64 ALFs and two specialty facilities.

Included below is a summary of our total investment assets, excluding accumulated depreciation, as of December 31, 2023 and 2022 (dollars in thousands):

| | As of December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Real estate assets: | | |
| Real estate assets | $ 8,334,744 | $ 8,860,264 |
| Investments in direct financing leases – net | 8,716 | 8,503 |
| Real estate loans receivable – net | 1,212,162 | 1,042,731 |
| Investments in unconsolidated joint ventures | 188,409 | 178,920 |
| Assets held for sale | 93,707 | 9,456 |
| Total real estate investments | 9,837,738 | 10,099,874 |
| Non-real estate loans receivable – net | 275,615 | 225,281 |
| Total investments | $10,113,353 | $10,325,155 |

*Revenues*

The following table summarizes our revenues by investment category for 2023, 2022 and 2021 (dollars in thousands):

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| Real estate related income: | | | |
| Rental income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $825,380 | $750,208 | $ 923,677 |
| Income from direct financing leases . . . . . . . . . . . . . . . . . . . . . . | 1,014 | 1,023 | 1,029 |
| Real estate loans interest income . . . . . . . . . . . . . . . . . . . . . . . . . | 97,766 | 110,322 | 123,649 |
| Total real estate related revenues . . . . . . . . . . . . . . . . . . . . . . . | 924,160 | 861,553 | 1,048,355 |
| Non-real estate loans interest income . . . . . . . . . . . . . . . . . . . . . . | 22,122 | 13,597 | 12,733 |
| Miscellaneous income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3,458 | 3,094 | 1,721 |
| Total revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $949,740 | $878,244 | $1,062,809 |

The table set forth in Item 2 — Properties contains additional information regarding the geographic concentration of our facilities and investments as of December 31, 2023.

## Borrowing Policies

We generally attempt to match the maturity of our indebtedness with the maturity of our investment assets and employ long-term, fixed-rate debt to the extent practicable in view of market conditions in existence. We may use the proceeds of new indebtedness to finance our investments in additional healthcare facilities. In addition, we may invest in properties subject to existing loans, secured by mortgages, deeds of trust or similar liens on properties.

## Policies With Respect To Certain Activities

With respect to our capital requirements, we typically rely on equity offerings, debt financing and retention of cash flow (subject to provisions in the Internal Revenue Code of 1986, as amended (the "Code") concerning taxability of undistributed REIT taxable income), or a combination of these methods. Our financing alternatives include bank borrowings, publicly or privately placed debt instruments, purchase money obligations to the sellers of assets or securitizations, any of which may be issued as secured or unsecured indebtedness. We have the authority to issue our common stock or other equity or debt securities in exchange for property and to repurchase or otherwise reacquire our securities. Subject to the percentage of ownership limitations and gross income and asset tests necessary for REIT qualification, we may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. We may engage in the purchase and sale of investments. We do not underwrite the securities of other issuers. Our officers and directors may change any of these policies without a vote of our stockholders. In the opinion of our management, our properties are adequately covered by insurance.

## Competition

The healthcare industry is highly competitive and will likely become more competitive in the future. We face competition in making and pricing new investments from other public and private REITs, investment companies, private equity and hedge fund investors, healthcare operators, lenders, developers and other institutional investors, some of whom may have greater resources and lower costs of capital than us. In addition, a significant amount of our rental and loan interest income is generally derived from facilities in states that require state approval for development and expansion of healthcare facilities. We believe that such state approvals may reduce competition for our operators and enhance the value of our properties. Our operators compete on a local and regional basis with operators of facilities that provide comparable services and, in certain cases, home and community health solutions. The basis of competition for our operators includes, amongst other factors, the quality of care provided, reputation, the physical appearance of a facility, price, the range of services offered, family preference, alternatives for healthcare delivery, the supply of competing properties, physicians, staff, referral sources, location and the size and demographics of the population and surrounding areas.

Increased competition makes it more challenging for us to identify and successfully capitalize on opportunities that meet our objectives. Our ability to compete is also impacted by national and local economic trends, availability of investment alternatives, availability and cost of capital, our financial condition, construction and renovation costs, existing laws and regulations, new legislation, healthcare trends and population trends.

**Taxation of Omega**

Omega elected to be taxed as a REIT, under Sections 856 through 860 of the Code, beginning with our taxable year ended December 31, 1992. To continue to qualify as a REIT, we must continue to meet certain tests that, among other things, generally require that our assets consist primarily of real estate assets, our income be derived primarily from real estate assets, and that we distribute at least 90% of our REIT taxable income (other than net capital gains) to our stockholders annually. Provided we maintain our qualification as a REIT, we generally will not be subject to U.S. federal income taxes at the corporate level on our net income to the extent such net income is distributed to our stockholders annually. Even if we continue to qualify as a REIT, we will continue to be subject to certain federal, state and local taxes on our income and property. We believe that we were organized and have operated in such a manner as to qualify for taxation as a REIT. We intend to continue to operate in a manner that will allow us to maintain our qualification as a REIT, but no assurance can be given that we have operated or will be able to continue to operate in a manner so as to qualify or remain qualified as a REIT.

We have utilized, and may continue to utilize, one or more taxable REIT subsidiaries ("TRS") to engage in activities that REITs may be prohibited from performing, including the provision of management and other services to third parties and the conduct of certain nonqualifying real estate transactions. Our TRSs generally are taxable as regular corporations, and therefore, subject to federal, foreign, state and local income taxes.

To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our "REIT taxable income," as adjusted, we will be subject to tax thereon at regular corporate rates. If we were to fail to qualify as a REIT in any taxable year, as a result of a determination that we failed to meet the annual distribution requirement or otherwise, we would be subject to federal and state income tax, and any applicable alternative minimum tax on our taxable income at regular corporate rates with respect to each such taxable year for which the statute of limitations remains open. In addition, even if we continue to qualify as a REIT, we could become subject to certain excise taxes. Moreover, unless entitled to relief under certain statutory provisions, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would significantly reduce our net earnings and cash flow because of our additional tax liability for the years involved, which could significantly impact our financial condition.

All of our investments are held directly or through entities owned by Omega OP. Omega OP is a pass through entity for U.S. federal income tax purposes, and therefore we are required to take into account our allocable share of each item of Omega OP's income, gain, loss, deduction, and credit for any taxable year of Omega OP ending within or with our taxable year, without regard to whether we have received or will receive any distribution from Omega OP. Although a partnership agreement for pass through entities generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the Code and Treasury Regulations governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by considering all the facts and circumstances relating to the economic arrangement of the partners with respect to such item. While Omega OP should generally not be a taxable entity for federal income tax purposes, any state or local revenue, excise or franchise taxes that result from the operating activities of the Omega OP may be incurred at the entity level.

**Investors are strongly urged to consult their own tax advisors regarding the potential tax consequences of an investment in us based on such investor's particular circumstances.**

**Government Regulation and Reimbursement**

The healthcare industry is heavily regulated. Our operators, which are primarily based in the U.S., are subject to extensive and complex federal, state and local healthcare laws and regulations; we also have several U.K.-based operators which are subject to a variety of laws and regulations in their jurisdiction. These laws and regulations are subject to frequent and substantial changes resulting from the adoption of new legislation, rules and regulations, and administrative and judicial interpretations of existing law. The ultimate timing or effect of these changes, which may be applied retroactively, cannot be predicted. Changes in laws and regulations impacting our operators, in addition to regulatory non-compliance by our operators, can have a significant effect on the operations and financial condition of our operators, which in turn may adversely impact us. There is the potential that we may be subject directly to healthcare laws and regulations because of the broad nature of some of these regulations, such as the Anti-kickback Statute and False Claims Act, among others.

The COVID-19 public health emergency declared by the U.S. Department of Health and Human Services ("HHS") in January 2020, and which expired on May 11, 2023, allowed HHS to provide temporary regulatory waivers and new reimbursement rules, such as a temporary increase in the Medicaid Federal Medical Assistance Percentage and other rules designed to equip providers with flexibility to respond to the COVID-19 pandemic by suspending various Medicare patient coverage criteria and documentation and care requirements, including, for example, suspension of the three-day prior hospital stay coverage requirement and expanding the list of approved services which may be provided via telehealth. The three-day prior hospital stay waiver was a significant benefit to the skilled nursing industry during the height of the pandemic, as the reimbursement associated with the ability to skill in place helped to offset some of the increased costs connected with managing the pandemic. These regulatory actions contributed to a change in census volumes and skilled nursing mix that may not otherwise have occurred. Following the termination of the public health emergency declaration, we believe federal and state regulators have resumed enforcement of those regulations which were waived or otherwise not enforced during the public health emergency.

These temporary changes to regulations and reimbursement, as well as emergency legislation, including the CARES Act enacted on March 27, 2020 and discussed below, have had a significant impact on the operations and financial condition of our operators. The extent of the COVID-19 pandemic's continued effect, including through prolonged labor shortages, slow occupancy recovery and expense increases, on the Company's and our operators' operational and financial performance will depend on future developments, including the recovery in occupancy and availability of labor, the ultimate scope and impact of proposed federal minimum staffing rules for SNFs, the sufficiency and timeliness of additional governmental relief and reimbursement rate setting in offsetting cost increases, and the continued efficacy of infection control measures, all of which are uncertain and difficult to predict and may continue to adversely impact our business, results of operations, financial condition and cash flows.

A significant portion of our operators' revenue is derived from government-funded reimbursement programs, consisting primarily of Medicare and Medicaid. As federal and state governments continue to focus on healthcare reform initiatives, efforts to reduce costs by government payors will likely continue. Significant limits on the scope of services reimbursed and/or reductions of reimbursement rates could therefore have a material adverse effect on our operators' results of operations and financial condition. Additionally, new and evolving payor and provider programs that are tied to quality and efficiency could adversely impact our tenants' and operators' liquidity, financial condition or results of operations, and there can be no assurance that payments under any of these government healthcare programs are currently, or will be in the future, sufficient to fully reimburse the property operators for their operating and capital expenses. In addition to quality and value-based reimbursement reforms, the U.S. Centers for Medicare and Medicaid Services ("CMS") has implemented a number of initiatives focused on the reporting of certain facility specific quality of care indicators that could affect our operators, including publicly released quality ratings for all of the nursing homes that participate in Medicare or Medicaid under the CMS "Five Star Quality Rating System." Facility rankings, ranging from five stars ("much above average") to one star ("much below average") are updated on a monthly basis. These rating changes have impacted referrals to SNFs, and it is possible that changes to this system or other ranking systems could lead to future reimbursement policies that reward or penalize facilities on the basis of the reported quality of care parameters. SNFs are required to comply with new reporting requirements, effective as of January 16, 2024, relating to ownership by and affiliations with private equity firms and REITs, as well as provide information for the CMS Nursing Home Care Compare website regarding staffing and quality measures. Any of these reporting requirements may impact occupancy at our properties and our business, results of operations, financial condition and cash flows.

The following is a discussion of certain U.S. laws and regulations generally applicable to our operators, and in certain cases, to us.

*Reimbursement Changes Related to COVID-19:*

U.S. Federal Stimulus Funds and Financial Assistance for Healthcare Providers.  In response to the pandemic, Congress enacted a series of economic stimulus and relief measures. The CARES Act and related legislation authorized distributions of approximately $185 billion to reimburse eligible healthcare providers for healthcare related expenses or lost revenues that were attributable to coronavirus. In addition, federal legislation made other forms of financial assistance available to healthcare providers, which impacted our operators to varying degrees. We do not expect our operators will receive any additional funding from HHS in connection with the pandemic, although certain of our operators continue to receive distributions at the state level from funding appropriated under the CARES Act and the American Rescue Plan Act of 2021.

Among these forms of financial assistance, on March 18, 2020, the Families First Coronavirus Response Act ("FFCRA") was enacted in the U.S., providing a temporary 6.2% increase to each qualifying state and territory's Medicaid Federal Medical Assistance Percentage (the "FMAP") reimbursement, which was phased out as of December 31, 2023 following the expiration of the public health emergency on May 11, 2023. In exchange for receiving the enhanced federal funding, the FFCRA included a requirement that Medicaid programs keep beneficiaries enrolled through the end of the month in which the public health emergency terminated. However, Congress decoupled the Medicaid continuous enrollment from the public health emergency and terminated this provision effective March 31, 2023. Beginning April 1, 2023, states that complied with federal rules regarding beneficiary renewals were eligible to begin the phase-down of the enhanced federal funding according to the following schedule: 6.2 percentage points through March 2023; 5 percentage points through June 2023; 2.5 percentage points through September 2023 and 1.5 percentage points through December 2023. Following termination of the continuous enrollment provision, total Medicaid enrollment, which had grown substantially during the pandemic, has declined.

The Budget Control Act of 2011 established a Medicare Sequestration of 2%, which is an automatic reduction of certain federal spending as a budget enforcement tool. Originally, the sequester was intended to be in effect from FY 2013 to FY 2021. However, most recently, the Infrastructure Investment and Jobs Act extended the sequester through FY 2031. The full 2% Medicare sequestration went into effect as of July 1, 2022 and gradually increases to 4% from 2030 through 2031.

Quality of Care Initiatives and Additional Requirements Related to COVID-19.  In addition to COVID-19 reimbursement changes, several regulatory initiatives announced from 2020 to 2022 focused on addressing quality of care in long-term care facilities, including those related to COVID-19 testing and infection control protocols, vaccine protocols, staffing levels, reporting requirements, and visitation policies, as well as increased inspection of nursing homes. In addition, the CMS Nursing Home Care Compare website and the Five Star Quality Rating System were updated to include revisions to the inspection process, adjustment of staffing rating thresholds, the implementation of new quality measures and the inclusion of a staff turnover percentage (over a 12-month period). Additionally, on September 1, 2023, CMS issued proposed rules regarding minimum staffing requirements and increased inspections at nursing homes. Under the proposed rules, nursing homes participating in Medicare and Medicaid would be required, in a phased in approach described below, to provide residents with a minimum of 0.55 hours of care from a registered nurse per resident per day, and 2.45 hours of care from a nurse aide per resident per day, which CMS estimates exceed existing standards in nearly all states. In addition, nursing homes would be required to ensure a registered nurse is onsite 24 hours per day, seven days per week, and to complete facility assessments on staffing needs. CMS also announced certain nursing home workforce initiatives, including investing $75 million in financial incentives such as scholarships and tuition reimbursement, as well as Medicaid institutional payment transparency initiatives related to reporting on compensation of workers as a percentage of Medicaid payments. Further, CMS proposed certain enforcement initiatives, including expanding audits of nursing home data, increasing facility inspections, reviewing related party transactions, regulating certain prescription practices and addressing nursing home emergency preparedness. CMS proposed that implementation of the final requirements would occur in phases over a three-year period for urban facilities, with registered nurse availability requirements beginning two years after the final rule publication and minimum staffing hour requirements beginning three years from final rule publication. For rural facilities, staffing requirements regarding registered nurse availability would begin three years from final rule publication and minimum staffing hour requirements would begin five years from final rule publication.

It is uncertain when the proposed rules will be finalized and become effective, what the ultimate scope and timing of the staffing requirements will be thereunder and whether any such requirements will be accompanied by additional funding for our operators to offset any increased costs associated with meeting these requirements. Depending on the ultimate level of staffing required, an unfunded mandate to increase staff in SNFs may have a material and adverse impact on the financial condition of our operators, with CMS estimating at the time of the proposed rule that three quarters (75%) of nursing homes would have to increase staffing in their facilities under the proposed rules.

The Biden Administration additionally announced in March 2022 a focus on reviewing private equity investment specifically in the skilled nursing sector. Further, on November 15, 2023, CMS issued a final rule, effective January 16, 2024, that requires SNFs participating in the Medicare or Medicaid programs to disclose certain ownership and managerial information regarding their relationships with certain entities that lease real estate to SNFs, including REITs. The CMS announcement noted concerns regarding the quality of care provided at SNFs owned by private equity firms, REITs and other investment firms. There have also been congressional hearings examining the impact of private equity in the U.S. healthcare system, including the impact on quality of care provided within the skilled nursing industry, the COVID-19 response of nursing homes and the use of federal funds by nursing homes during the pandemic. These initiatives, as well as additional calls for government review of the role of private equity in the U.S. healthcare industry, could result in additional requirements on our operators.

*Reimbursement Generally:*

Medicaid.  Most of our SNF operators derive a substantial portion of their revenue from state Medicaid programs. Whether and to what extent the level of Medicaid reimbursement covers the actual cost to care for a Medicaid eligible resident varies by state. While periodic rate setting occurs and, in most cases, has an inflationary component, the state rate setting process does not always keep pace with inflation or, even if it does, there is a risk that it may still not be sufficient to cover all or a substantial portion of the cost to care for Medicaid eligible residents. Additionally, rate setting is subject to changes based on state budgetary constraints and political factors, both of which could result in decreased or insufficient reimbursement to the industry even in an environment where costs are rising. Since our operators' profit margins on Medicaid patients are generally relatively low, more than modest reductions in Medicaid reimbursement or an increase in the percentage of Medicaid patients has in the past, and may in the future, adversely affect our operators' results of operations and financial condition, which in turn could adversely impact us.

The CARES Act and American Rescue Plan Act contained several provisions designed to increase coverage, expand benefits, and adjust federal financing for state Medicaid programs. While the CARES Act provided for a 6.2% FMAP add-on to the Medicaid program during the public health emergency, which was phased out as of December 31, 2023, only certain states passed any of this benefit directly to SNF operators either via an enhanced rate or lump sum payments. Additionally, the American Rescue Plan Act provided for a 10% FMAP add-on for state home and community-based service expenditures from April 1, 2021 through March 30, 2022 in an effort to assist seniors and people with disabilities to receive services safely in the community rather than in nursing homes and other congregate care settings. Both programs came with conditions that states had to meet to be eligible for the FMAP add-on. There may be future initiatives proposed to allocate funding available for reimbursement away from SNFs in favor of home health agencies and community-based care.

The risks of insufficient Medicaid reimbursement rates along with possible initiatives to push residents historically cared for in SNFs to alternative settings may impact us more acutely in states where we have a larger presence, including Florida and Texas (our states with the largest concentration of investments). In Texas, several of our operators have historically experienced lower operating margins on their SNFs, as compared to other states, as a result of lower Medicaid reimbursement rates and higher labor costs. Texas did provide for a sizeable increase in rate during the public health emergency based on the FMAP add-on. The Medicaid reimbursement rate in Texas was approved to be increased effective September 1, 2023 by at least the same amount. In Florida, added support to our operators during the pandemic was generally limited, with approximately $100 million in additional FMAP funds announced in November 2021, payable over a three-month period through increased Medicaid rates. A revised Florida State budget for 2023-2024 was approved, which increased Medicaid reimbursement rates effective October 1, 2023 by up to 5%, with a portion of such rate increase relating to a quality care add-on. This rate increase comes after a 7.8% increase effective October 1, 2022, which was somewhat offset by required increased wages for certain nursing home staff. In addition, on April 6, 2022, the State of Florida enacted staffing reforms for SNFs that may provide additional flexibility to our operators in meeting minimum staffing requirements by using supplemental staff. We continue to monitor rate adjustment activity in other states in which we have a meaningful presence; however, it is difficult to assess whether rates will generally keep pace with increased operator costs.

Medicare. On July 31, 2023, CMS issued a final rule regarding the government fiscal year 2024 Medicare payment rates and quality payment programs for SNFs, with aggregate Medicare Part A payments projected to increase by $1.4 billion, or 4.0%, for fiscal year 2024 compared to fiscal year 2023. This estimated reimbursement increase is attributable to a 6.4% net market basket update to the payment rates, which is based on a 3.0% SNF market basket increase plus a 3.6% market basket forecast error adjustment and less a 2% productivity adjustment, as well as a negative 2.5%, or approximately $789 million, decrease in the fiscal year 2024 SNF Medicare payment rates as a result of the second phase of the Patient Driven Payment Model ("PDPM") parity adjustment recalibration described below, which was being phased in over two years. The annual update is reduced by 2% for SNFs that fail to submit required quality data to CMS under the SNF Quality Reporting Program. CMS has indicated that these impact figures did not incorporate the SNF Value-Based Program reductions that are estimated to be $185 million in fiscal year 2024. While Medicare reimbursement rate setting, which takes effect annually each October, has historically included forecasted inflationary adjustments, the degree to which those forecasts accurately reflect current inflation rates remains uncertain. Additionally, it remains uncertain whether these adjustments will ultimately be offset by non-inflationary factors, including any adjustments related to the impact of various payment models, such as those described below.

Payments to providers continue to be increasingly tied to quality and efficiency. The PDPM, which was designed by CMS to improve the incentives to treat the needs of the whole patient, became effective October 1, 2019. CMS has stated that it intended PDPM to be revenue-neutral to operators, with future Medicare reimbursement reductions possible if that was not the case. In April 2022, CMS issued a proposal for comment, which included an adjustment to obtain that revenue neutrality as early as the 2023 rate setting period. After considering the feedback received in the rulemaking cycle, CMS finalized recalibration of the PDPM parity adjustment factor of 4.6% with a two-year phase-in period that would reduce SNF spending by 2.3%, or approximately $780 million, in each of fiscal years 2023 and 2024. Prior to COVID-19, we believed that certain of our operators could realize efficiencies and cost savings from increased concurrent and group therapy under PDPM and some had reported early positive results, though many operators were restricted during the pandemic from pursuing concurrent and group therapy and unable to realize these benefits. Additionally, our operators continue to adapt to the reimbursement changes and other payment reforms resulting from the value-based purchasing programs applicable to SNFs under the 2014 Protecting Access to Medicare Act. These reimbursement changes have had and may, together with any further reimbursement changes to PDPM or value-based purchasing models, in the future have an adverse effect on the operations and financial condition of some operators and could adversely impact the ability of operators to meet their obligations to us.

On May 27, 2020, CMS added physical therapy, occupational therapy and speech-language pathology to the list of approved telehealth Providers for the Medicare Part B programs provided by a SNF as a part of the COVID-19 1135 waiver provisions. The COVID-19 1135 waiver provisions also allowed for the facility to bill an originating site fee to CMS for telehealth services provided to Medicare Part B beneficiary residents of the facility when the services were provided by a physician from an alternate location, effective

March 6, 2020 through May 11, 2023, the expiration of the public health emergency. The Consolidated Appropriations Act of 2023 extended the ability of occupational therapists, physical therapists and speech-language pathologists to continue to furnish these services via telehealth and bill as distant site practitioners until the end of 2024.

On March 30, 2023, CMS issued a memorandum revising and enhancing enforcement efforts for infection control deficiencies found in nursing homes that are targeted at higher-level infection control deficiencies that result in actual harm or immediate jeopardy to residents. Similar to other serious survey deficiencies, penalties for the most serious infection control deficiencies include civil monetary penalties and discretionary payment denials for new resident admissions.

*Other Regulation:*

Office of the Inspector General Activities.  The Office of Inspector General ("OIG") of HHS has provided long-standing guidance for SNFs regarding compliance with federal fraud and abuse laws. More recently, the OIG has conducted increased oversight activities and issued additional guidance regarding its findings related to identified problems with the quality of care and the reporting and investigation of potential abuse or neglect at group homes, nursing homes and SNFs. The OIG has additionally reviewed the staffing levels reported by SNFs as part of its August 2018 and February 2019 Work Plan updates and included a review of involuntary transfers and discharges from nursing homes in the June 2019 Work Plan updates. In August 2020, the OIG released its findings regarding its review of staffing levels in SNFs from 2018. The OIG recommended that CMS enhance efforts to ensure nursing homes meet daily staffing requirements and explore ways to provide consumers with additional information on nursing homes' daily staffing levels and variability. The OIG indicated that while the review was initiated before the COVID-19 pandemic emerged, the pandemic reinforces the importance of sufficient staffing for nursing homes, as inadequate staffing can make it more difficult for nursing homes to respond to infectious disease outbreaks like COVID-19. It is unknown what impact, if any, enhanced scrutiny of staffing levels by OIG and CMS will have on our operators.

Department of Justice and Other Enforcement Actions.   SNFs are under intense scrutiny for ensuring the quality of care being rendered to residents and appropriate billing practices conducted by the facility. The Department of Justice ("DOJ") has historically used the False Claims Act to civilly pursue nursing homes that bill the federal government for services not rendered or care that is grossly substandard. For example, California prosecutors announced in March 2021 an investigation into a skilled nursing provider that is affiliated with one of our operators, alleging the chain manipulated the submission of staffing level data in order to improve its Five Star rating. In 2020, the DOJ launched a National Nursing Home Initiative to coordinate and enhance civil and criminal enforcement actions against nursing homes with grossly substandard deficiencies. Such enforcement activities are unpredictable and may develop over lengthy periods of time. An adverse resolution of any of these enforcement activities or investigations incurred by our operators may involve injunctive relief and/or substantial monetary penalties, either or both of which could have a material adverse effect on their reputation, business, results of operations and cash flows.

Medicare and Medicaid Program Audits.  Governmental agencies and their agents, such as the Medicare Administrative Contractors, fiscal intermediaries and carriers, as well as the OIG, CMS and state Medicaid programs, conduct audits of our operators' billing practices from time to time. CMS contracts with Recovery Audit Contractors on a contingency basis to conduct post-payment reviews to detect and correct improper payments in the fee-for-service Medicare program, to managed Medicare plans and in the Medicaid program. Regional Recovery Audit Contractor program auditors along with the OIG and DOJ are expected to continue their efforts to evaluate SNF Medicare claims for any excessive therapy charges. CMS also employs Medicaid Integrity Contractors to perform post-payment audits of Medicaid claims and identify overpayments. In addition, the state Medicaid agencies and other contractors have increased their review activities. To the extent any of our operators are found out of compliance with any of these laws, regulations or programs, their financial position and results of operations can be adversely impacted, which in turn could adversely impact us.

Fraud and Abuse.  There are various federal and state civil and criminal laws and regulations governing a wide array of healthcare provider referrals, relationships and arrangements, including laws and regulations prohibiting fraud by healthcare providers. Many of these complex laws raise issues that have not been clearly interpreted by the relevant governmental authorities and courts.

These laws include: (i) federal and state false claims acts, which, among other things, prohibit providers from filing false claims or making false statements to receive payment from Medicare, Medicaid or other federal or state healthcare programs; (ii) federal and state anti-kickback and fee-splitting statutes, including the Medicare and Medicaid Anti-kickback statute, which prohibit the payment or receipt of remuneration to induce referrals or recommendations of healthcare items or services, such as services provided in a SNF; (iii) federal and state physician self-referral laws (commonly referred to as the Stark Law), which generally prohibit referrals by physicians to entities for designated health services (some of which are provided in SNFs) with which the physician or an immediate family member has a financial relationship; (iv) the federal Civil Monetary Penalties Law, which prohibits, among other things, the knowing presentation of a false or fraudulent claim for certain healthcare services and (v) federal and state privacy laws, including the privacy and security rules contained in the Health Insurance Portability and Accountability Act of 1996, which provide for the privacy and security of personal health information.

Violations of healthcare fraud and abuse laws carry civil, criminal and administrative sanctions, including punitive sanctions, monetary penalties, imprisonment, denial of Medicare and Medicaid reimbursement and potential exclusion from Medicare, Medicaid or other federal or state healthcare programs. Additionally, there are criminal provisions that prohibit filing false claims or making false statements to receive payment or certification under Medicare and Medicaid, as well as failing to refund overpayments or improper payments. Violation of the Anti-kickback statute or Stark Law may form the basis for a federal False Claims Act violation. These laws are enforced by a variety of federal, state and local agencies and can also be enforced by private litigants through, among other things, federal and state false claims acts, which allow private litigants to bring qui tam or whistleblower actions, which have become more frequent in recent years.

Several of our operators have responded to subpoenas and other requests for information regarding their operations in connection with inquiries by the DOJ or other regulatory agencies.

Privacy.   Our operators are subject to various federal, state and local laws and regulations designed to protect the confidentiality and security of patient health information, including the federal Health Insurance Portability and Accountability Act of 1996, as amended, the Health Information Technology for Economic and Clinical Health Act ("HITECH"), and the corresponding regulations promulgated thereunder (collectively referred to herein as "HIPAA"). The HITECH Act expanded the scope of these provisions by mandating individual notification in instances of breaches of protected health information, providing enhanced penalties for HIPAA violations, and granting enforcement authority to states' Attorneys General in addition to the HHS Office for Civil Rights ("OCR"). Additionally, in a final rule issued in January 2013, HHS modified the standard for determining whether a breach has occurred by creating a presumption that any non-permitted acquisition, access, use or disclosure of protected health information is a breach unless the covered entity or business associate can demonstrate through a risk assessment that there is a low probability that the information has been compromised.

Various states have similar laws and regulations that govern the maintenance and safeguarding of patient records, charts and other information generated in connection with the provision of professional medical services. These laws and regulations require our operators to expend the requisite resources to secure protected health information, including the funding of costs associated with technology upgrades. Operators found in violation of HIPAA or any other privacy law or regulation may face significant monetary penalties. In addition, compliance with an operator's notification requirements in the event of a breach of unsecured protected health information could cause reputational harm to an operator's business.

Licensing and Certification.   Our operators and facilities are subject to various federal, state and local licensing and certification laws and regulations, including laws and regulations under Medicare and Medicaid requiring operators of SNFs and ALFs to comply with extensive standards governing operations. Governmental agencies administering these laws and regulations regularly inspect our operators' facilities and investigate complaints. Our operators and their managers receive notices of observed violations and deficiencies from time to time, and sanctions have been imposed from time to time on facilities operated by them. In addition, many states require certain healthcare providers to obtain a certificate of need, which requires prior approval for the construction, expansion or closure of certain healthcare facilities, which has the potential to impact some of our operators' abilities to expand or change their businesses.

Other Laws and Regulations.    Additional federal, state and local laws and regulations affect how our operators conduct their operations, including laws and regulations protecting consumers against deceptive practices and otherwise generally affecting our operators' management of their property and equipment and the conduct of their operations (including laws and regulations involving fire, health and safety); the Americans with Disabilities Act (the "ADA"), which imposes certain requirements to make facilities accessible to persons with disabilities, the costs for which we may be directly or indirectly responsible; the U.S. Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively referred to as the "Healthcare Reform Law"), which amended requirements for staff training, discharge planning, infection prevention and control programs, and pharmacy services, among others; staffing; quality of services, including care and food service; residents' rights, including abuse and neglect laws; and health standards, including those set by the federal Occupational Safety and Health Administration (in the U.S.). Our operators may continue to face additional federal and state regulatory requirements related to the operation of their facilities in response to the COVID-19 pandemic. These requirements may continue to evolve and develop over lengthy periods of time.

General and Professional Liability.    Although arbitration agreements have been effective in limiting general and professional liabilities for SNF and long-term care providers, there have been numerous lawsuits in recent years challenging the validity of arbitration agreements in long-term care settings. On July 16, 2019, CMS issued a final rule lifting the prohibition on pre-dispute arbitration agreements offered to residents at the time of admission provided that certain requirements are met. The rule prohibits providers from requiring residents to sign binding arbitration agreements as a condition for receiving care and requires that the agreements specifically grant residents the explicit right to rescind the agreement within thirty calendar days of signing. A number of professional liability and employment related claims have been filed or are threatened to be filed against long-term care providers related to COVID-19. While such claims may be subject to liability protection provisions within various state executive orders or legislation and/or federal legislation, an adverse resolution of any of legal proceeding or investigations against our operators may involve injunctive relief and/or substantial monetary penalties, either or both of which could have a material adverse effect on our operators' reputation, business, results of operations and cash flows.

U.K. Regulations.    The U.K. also imposes very high levels of regulation on our U.K.-based operators. In England, where the majority of our U.K. operators are based, the Care Quality Commission has regulatory oversight authority over the health and social care sectors and is responsible for approving, registering and inspecting our operators and the properties where they provide services. There is also a detailed legislative and regulatory framework in the U.K. designed to protect the vulnerable (whether by virtue of age or physical and/or mental impairment) and to prevent abuse. Each of these regulatory regimes carries significant enforcement powers, including the ability to criminally prosecute offending operators and facilities, impose fines or revoke registrations. Additionally, under the purview of the Competition and Markets Authority, local authorities are tasked with providing and funding the care needs of eligible residents within the applicable local authority area. There is ongoing debate and uncertainty within the U.K. as to how growing care needs will be met and funded in the future, and it is not clear at this stage what, if any, or the extent of such, impact will be on our U.K-based operators.

Additionally, there has been significant legislation passed and guidance issued in the U.K. in respect of the COVID-19 pandemic. Much of the legislation or guidance sets out the additional precautions, measures or restrictions which were required in the care sector, including infection control measures and vaccination requirements for care sector workers. As the U.K. transitions to a post-COVID-19 pandemic position with lessened regulation across the U.K as a whole, the care sector remains subject to specific COVID-19 guidance and requirements issued by the Care Quality Commission and the U.K. government's Department for Health and Social Care, including in relation to infection control measures, the use of personal protective equipment and testing. As a result, our U.K. operators still face significantly increased regulatory burdens under which they must deliver services and continue to experience significant impacts on their operations and financial condition, which has been somewhat offset by the level of stimulus provided.

**Environmental, Social and Governance ("ESG")**

We prioritize environmental, social and governance initiatives that matter most to our business and shareholders. Our Nominating and Corporate Governance Committee of our Board of Directors has been charged with primary oversight of our sustainability efforts. The Company has established an ESG Steering Committee, with senior representation from all divisions of the company, that is responsible for advancing the Company's governance, sustainability, and social programs, including diversity and inclusion. The Nominating and Corporate Governance Committee exercises oversight of the ESG Steering Committee.

As a triple-net landlord, our third-party operators maintain operational control and responsibility for our real estate on a day-to-day basis. While our ability to mandate environmental changes to their operations is limited, our tenants are contractually bound to preserve and maintain our properties in good working order and condition. In connection with this, they are required to meet or exceed annual expenditure thresholds on capital improvements and enhancements of our properties, which in some cases may facilitate improvements in the environmental performance of our properties and reduces energy usage, water usage, and direct and indirect greenhouse gas emissions. Beginning in 2021, we have also implemented a capital expenditure sustainability initiative to encourage operators to invest in financially beneficial and environmentally enhancing investment projects. The goal is to incentivize operators to invest in sustainable capital projects that provide a favorable return on investment while reducing the environmental footprint of these operations. Our due diligence on real estate acquisitions generally includes environmental assessments as part of our analysis to understand the environmental condition of the property, and to determine whether the property meets certain environmental standards. Similarly, during the due diligence process, we seek to evaluate the risk of physical, natural disaster or extreme weather patterns on the properties we are looking to acquire and to assess their compliance with building codes, which often results in remediations that incorporate sustainable improvements into our properties.

We are committed to providing a positive and engaging work environment for our employees and taking an active role in the betterment of the communities in which our employees live and work. See also "Human Capital Management" immediately below.

Additional information regarding our ESG programs and initiatives is available in the ESG section of our website at www.omegahealthcare.com. Information on our website, including our Corporate ESG Report or sections thereof, is not incorporated by reference into this Annual Report.

**Human Capital Management**

Our success is based on the focused passion and dedication of our people. We believe our employees' commitment to Omega provides better service to our tenants and stakeholders, supports an inclusive and collegial working environment and generates long-term value for our shareholders and the communities which we serve. As of February 1, 2024, we had 57 employees including the executive officers listed below, none of whom is subject to a collective bargaining agreement. Due to the size and nature of our business, our future performance depends to a significant degree upon the continued contributions of our executive management team and other key employees. As such, the ability to attract, develop and retain qualified personnel will continue to be important to the Company's long-term success.

We have a long-standing commitment to being an equal opportunity employer. Additionally, in 2021, we reinforced our diversity and inclusion commitment by signing the CEO Action for Diversity and Inclusion Pledge, one of the largest CEO-driven business commitments to act on and advance diversity, equity and inclusion in the workplace. The Company has expanded its recruitment practices to reach more diverse candidates for employment and Board positions and has developed an internship program with a focus on increasing diversity in the pipeline of eligible employees. The Company requires employees and Board members to certify its Code of Business Conduct & Ethics periodically, and from time to time, conducts compliance training for all employees and Directors, including diversity and inclusion training. As of February 1, 2024, at the executive level, one of the Company's four executive officers is a woman and brings ethnic diversity to the team, and on the senior management team, 25% are women and 25% bring ethnic diversity to the team. We regularly conduct pay equity reviews as we seek for women and men, on average, at various roles and levels of the Company, to be paid equitably for their roles and contributions to our success.

We are committed to providing a positive and engaging work environment for our employees and taking an active role in the betterment of the communities in which our employees live and work. Our full-time employees are provided a competitive benefits program, including comprehensive healthcare benefits and a 401(k) plan with a matching contribution from the Company, the opportunity to participate in our employee stock purchase program, bonus and incentive pay opportunities, competitive paid time-off benefits and paid parental leave, wellness programs, continuing education and development opportunities, and periodic engagement surveys. In addition, we believe that giving back to our community is an extension of our mission to improve the lives of our stockholders, our employees, and their families. The Company has implemented a matching program for charitable contributions of employees, provides annual charitable donations to our local Baltimore community and has implemented a scholarship, mentorship and internship program with a local, historically Black university.

**Information about our Executive Officers**

Biographical information regarding our executive officers and their ages as of February 1, 2024 are set forth below:

*C. Taylor Pickett (62)* is our Chief Executive Officer and has served in this capacity since June 2001. Mr. Pickett has also served as Director of the Company since May 30, 2002. Mr. Pickett has also been a member of the board of trustees of COPT Defense Properties, an office REIT focusing on U.S. government agencies and defense contractors, since November 2013. From January 1993 to June 2001, Mr. Pickett served as a member of the senior management team of Integrated Health Services, Inc., most recently as Executive Vice President and Chief Financial Officer. Prior to joining Integrated Health Services, Inc. Mr. Pickett held various positions at PHH Corporation and KPMG Peat Marwick.

*Daniel J. Booth (60)* is our Chief Operating Officer and has served in this capacity since October 2001. From 1993 to October 2001, Mr. Booth served as a member of the management team of Integrated Health Services, Inc., most recently serving as Senior Vice President, Finance. Prior to joining Integrated Health Services, Inc., Mr. Booth served as a Vice President in the Healthcare Lending Division of Maryland National Bank (now Bank of America).

*Robert O. Stephenson (60)* is our Chief Financial Officer and has served in this capacity since August 2001. From 1996 to July 2001, Mr. Stephenson served as the Senior Vice President and Treasurer of Integrated Health Services, Inc. Prior to joining Integrated Health Services, Inc., Mr. Stephenson held various positions at CSX Intermodal, Inc., Martin Marietta Corporation and Electronic Data Systems.

*Gail D. Makode (48)* is our Chief Legal Officer, General Counsel and has served in this capacity since September 2019. Previously, she served as Senior Vice President, General Counsel and Corporate Secretary of IES Holdings, Inc., from October 2012 to September 2019. Prior to IES, she served in various legal capacities at MBIA Inc., including as General Counsel and Member of the Board at MBIA Insurance Corporation and Chief Compliance Officer of MBIA Inc., from 2006 to 2012. Earlier in her career, she served as Vice President and Counsel for Deutsche Bank AG, and as an associate at Cleary, Gottlieb, Steen, & Hamilton, where she specialized in public and private securities offerings and mergers and acquisitions.

**Available Information**

Our website address is www.omegahealthcare.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") are available on our website, free of charge, as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the U.S. Securities and Exchange Commission ("SEC"). Additionally, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including us, at www.sec.gov.

## Item 1A — Risk Factors

This section discusses material risk factors that may affect our business, operations and financial condition. It does not describe all risks and uncertainties applicable to us, our industry or ownership of our securities. If any of the following risks, or any other risks and uncertainties that are not addressed below or that we have not yet identified, actually occur, we could be materially adversely affected and the value of our securities could decline.

### Risks Related to the Operators of Our Facilities

Our financial position could be weakened and our ability to make distributions and fulfill our obligations with respect to our indebtedness could be limited if our operators, or a portion thereof, become unable to meet their obligations to us or fail to renew or extend their relationship with us as their lease terms expire or their mortgages mature, or if we become unable to lease or re-lease our facilities or make mortgage loans on economically favorable terms. We have no operational control over our operators.

***The bankruptcy or insolvency of our operators could limit or delay our ability to recover on our investments.***

We are exposed to the risk that a distressed or insolvent operator may not be able to meet its lease, loan, mortgage or other obligations to us or other third parties. This risk is heightened during a period of economic or political instability. Although our lease and loan agreements typically provide us with the right to terminate, evict an operator, foreclose on our collateral, demand immediate payment and exercise other remedies upon the bankruptcy or insolvency of an operator, title 11 of the U.S. Code (the "Bankruptcy Code") would limit or, at a minimum, delay our ability to collect unpaid pre-bankruptcy rents and mortgage payments and to pursue other remedies against a bankrupt operator.

*Leases.*   A bankruptcy filing by one of our lessee operators would typically prevent us from collecting unpaid pre-bankruptcy rents or evicting the operator, absent approval of the bankruptcy court. The Bankruptcy Code provides a lessee with the option to assume or reject an unexpired lease within certain specified periods of time. Generally, a lessee is required to pay all rent that becomes payable between the date of its bankruptcy filing and the date of the assumption or rejection of the lease (although such payments will likely be delayed as a result of the bankruptcy filing). If one of our lessee operators chooses to assume its lease with us, the operator must promptly cure all monetary defaults existing under the lease (including payment of unpaid pre-bankruptcy rents) and provide adequate assurance of its ability to perform its future lease obligations. Even where a lessee operator assumes its lease with us, it will first often threaten to reject that lease to obtain better lease terms from us, and we sometimes have to consider making, or we do make, such economic concessions to avoid rejection of the lease and our taking a closed facility back. If one of our lessee operators opts to reject its lease with us, we would have a claim against such operator for unpaid and future rents payable under the lease, but such claim would be subject to a statutory "cap" under the Bankruptcy Code, and would likely result in a recovery substantially less than the face value of such claim. Although the operator's rejection of the lease would permit us to recover possession of the leased facility, we would likely face losses, costs and delays associated with repairs and/or maintenance of the facility and then re-leasing the facility to a new operator, or costs associated with selling the facility. In any event, re-leasing a facility or selling it could take a material amount of time, and the pool of interested and qualified tenants or buyers will be limited due to the unique nature of our properties, which may depress values and our eventual recovery. Finally, whether a lease operator in bankruptcy ends up assuming or rejecting our lease, we will incur legal and collection costs, which can be difficult or impossible to recover.

Several other factors could impact our rights under leases with bankrupt operators. First, the operator could seek to assign its lease with us to a third party. The Bankruptcy Code disregards anti-assignment provisions in leases to permit the assignment of unexpired leases to third parties (provided all monetary defaults under the lease are promptly cured and the assignee can demonstrate its ability to perform its obligations under the lease). Second, in instances in which we have entered into a master lease agreement with an operator that operates more than one facility, the bankruptcy court could determine that the master lease was comprised of separate, divisible leases (each of which could be separately assumed or rejected), rather than a single, integrated lease (which would have to be assumed or rejected in its entirety). Finally, the bankruptcy court could re-characterize our lease agreement as a disguised financing arrangement, which could require us to receive bankruptcy court approval to foreclose or pursue other remedies with respect to the facility.

*Mortgages.*   A bankruptcy filing by an operator to which we have made a loan secured by a mortgage would typically prevent us from collecting unpaid pre-bankruptcy mortgage payments and foreclosing on our collateral, absent approval of the bankruptcy court. As an initial matter, we could ask the bankruptcy court to order the operator to make periodic payments or provide other financial assurances to us during the bankruptcy case (known as "adequate protection"), but the ultimate decision regarding "adequate protection" (including the timing and amount of any "adequate protection" payments) rests with the bankruptcy court. In addition, we would need bankruptcy court approval before commencing or continuing any foreclosure action against the operator's collateral (including a facility). The bankruptcy court could withhold such approval, especially if the operator can demonstrate that the facility or other collateral is necessary for an effective reorganization and that we have a sufficient "equity cushion" in the facility or that we are otherwise protected from any diminution in value of the collateral. If the bankruptcy court does not either grant us "adequate protection" or permit us to foreclose on our collateral, we may not receive any loan payments until after the bankruptcy court confirms a plan of reorganization for the operator. In addition, in any bankruptcy case of an operator to which we have made a loan, the operator may seek bankruptcy court approval to pay us (i) over a longer period of time than the terms of our loan, (ii) at a different interest rate, and/or (iii) for only the value of the collateral, instead of the full amount of the loan. Finally, even if the bankruptcy court permits us to foreclose on the facility, we would still be subject to the losses, costs and other risks associated with a foreclosure sale, including possible successor liability under government programs, indemnification obligations and suspension or delay of third-party payments. Should such events occur, our income and cash flow from operations would be adversely affected.

*Personal Guarantees and Loans.*   While we sometimes have third-party guarantees of an operator's lease or loan obligations, and while from time to time we may make loans to individual obligors, such guarantees or loans can be expensive to enforce, and have their own risks of collection against the guarantors or obligors or the estates or successors of such obligors.

### Failure by our operators to comply with government regulations may adversely impact their ability to make debt or lease payments to us.

Our operators are subject to numerous federal, state and local laws and regulations in the U.S. and, for certain operators, in the U.K., including those described in Item 1. Business — Government Regulation and Reimbursement. Laws and regulations impacting our operators include, without limitation, those relating to reimbursement (including Medicare and Medicaid reimbursement programs in the U.S.), quality of care initiatives (including the implementation of proposed federal minimum staffing requirements in the U.S.), licensing and certification of our operators, fraud and abuse laws and regulations, and privacy and security laws. We cannot predict the effect that the costs of complying with these laws may have on the revenues of our operators, and thus their ability to meet their obligations to us. In addition, requirements applicable to our operators are subject to frequent and substantial changes (sometimes applied retroactively) resulting from new legislation, adoption of rules and regulations, and administrative and judicial interpretations of existing law, and any changes in the regulatory framework could have a material adverse effect on our tenants, operators, guarantors and managers. Any of these changes may be more pronounced following governmental leadership changes, particularly following a change in presidential administrations. The ultimate timing or effect of these changes cannot be predicted. These changes may have a dramatic effect on our operators' costs of doing business and on the amount of reimbursement by both government and other third-party payors. The failure of any of our operators to comply with these laws, requirements and regulations could adversely affect their ability to meet their obligations to us. If we fail to effectively implement or appropriately adjust our operational and strategic initiatives with respect to the implementation of new laws and regulations, or do not do so as effectively as our competitors, our results of operations may be materially adversely affected.

### Our operators depend on reimbursement from governmental and other third-party payors, and reimbursement rates from such payors may be reduced or modified, including through reductions to the Medicare and Medicaid programs for U.S. operators.

Changes in the reimbursement rate or methods of payment from governmental and other third-party payors, including the Medicare and Medicaid programs for U.S. operators, or the implementation of other measures to reduce reimbursements for services provided by our operators has in the past, and could in the future, result in a substantial reduction in our operators' revenues and operating margins. Reimbursement from governmental and other third-party payors could be reduced as part of spending cuts and tax reform initiatives that impact Medicare, Medicaid or Medicare Advantage Plans, or as part of retroactive adjustments during claims settlement processes or as a result of post-payment audits. Further, alternative payment models, as well as other regulatory initiatives, have the potential to affect Medicare payments to SNFs, including, but not limited to, provisions changing the payment methodology, setting reimbursement caps, implementing value-based purchasing and payment bundling, and studying the appropriateness of restrictions on payments for healthcare acquired conditions. In some cases, states have enacted or are considering enacting measures designed to reduce Medicaid expenditures or freeze Medicaid rates, to allocate funding available for reimbursement away from SNFs in favor of home health agencies and community-based care, and to make changes to private healthcare insurance. Several commercial payors have expressed an intent to pursue certain value-based purchasing models and initiatives. Since our operators' profit margins on Medicaid patients are generally relatively low, more than modest reductions in Medicaid reimbursement to our SNF operators and an increase in the number of Medicaid patients could place some operators in financial distress, which in turn could adversely affect us. If funding for Medicare and/or Medicaid is reduced, it could have a material adverse effect on our operators' results of operations and financial condition, which could adversely affect our operators' ability to meet their obligations to us. Significant limits on the scope of services reimbursed and on reimbursement rates, as well as changes in reimbursement policies or other measures altering payment methodologies for services provided by our operators, could have a material adverse effect on our operators' results of operations and financial condition, which could cause the revenues of our operators to decline and negatively impact their ability to meet their obligations to us.

### *We may be unable to find a replacement operator for one or more of our leased properties.*

From time to time, we need to find a replacement operator for one or more of our leased properties for a variety of reasons, including upon the expiration of the lease term or the occurrence of an operator default. While we are attempting to locate one or more replacement operators, we sometimes experience and may in the future experience a decrease or cessation of rental payments on the applicable property or properties. We cannot assure you that any of our current or future operators will elect to renew their respective leases with us upon expiration of the terms thereof. Similarly, we cannot assure you that we will be able to locate a suitable replacement operator or, if we are successful in locating a replacement operator, that the rental payments from the new operator would not be significantly less than the existing rental payments. Our ability to locate a suitable replacement operator may be significantly delayed or limited by various state licensing, receivership, certificate of need or other laws, as well as by Medicare and Medicaid change-of-ownership rules. We also may incur substantial additional expenses in connection with any such licensing, receivership or change-of-ownership proceedings. Any such delays, limitations and expenses could materially delay or impact our ability to collect rent, obtain possession of leased properties or otherwise exercise remedies for default.

### *Our operators may be subject to significant legal actions that could result in their increased operating costs and substantial uninsured liabilities, which may affect their ability to meet their obligations to us; and we may become party to such legal actions.*

Our operators may be subject to claims for damages relating to the services that they provide. While we are unable to predict the scope of future federal, state and local regulations and legislation, including the Medicare and Medicaid statutes and regulations, we believe that long-term care providers will continue to be the focus of governmental investigations, particularly in the area of Medicare/Medicaid false claims and in the use of COVID-19 related funds and compliance with infection control and quality standards. We can give no assurance that the insurance coverage maintained by our operators will cover all claims made against them or continue to be available at a reasonable cost, if at all. In some states, insurance coverage for the risk of punitive damages arising from professional and general liability claims and/or litigation may not, in certain cases, be available to operators due to state law prohibitions or limitations of availability. As a result, our operators operating in these states may be liable for punitive damage awards that are either not covered or are in excess of their insurance policy limits.

Any adverse determination in a legal proceeding or governmental investigation, whether currently asserted or arising in the future, could have a material adverse effect on an operator's financial condition and its ability to meet its obligations to us, which, in turn, could have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our stockholders.

In addition, we may in some circumstances be named as a defendant in litigation involving the services provided by our operators. In the past, we and several of our wholly-owned subsidiaries have been named as defendants in professional liability and general liability claims related to our owned and operated facilities, and we could be named as defendants in similar suits in the future. In these suits, patients of our operators have alleged significant damages, including punitive damages, against the defendants. Although we generally have no involvement in the services provided by our operators, and our standard lease and loan agreements generally require our operators to indemnify us and carry insurance to cover us in certain cases, a significant judgment against us in such litigation could exceed our and our operators' insurance coverage, which would require us to make payments to cover the judgment.

***Increased competition as well as increased operating costs result in lower revenues for some of our operators and may affect the ability of our operators to meet their obligations to us.***

The long-term healthcare industry is highly competitive, and we expect that it may become more competitive in the future. Our operators are competing with numerous other companies providing similar healthcare services or alternatives such as home health agencies, life care at home, community-based service programs, retirement communities and convalescent centers. Our operators compete on several different levels including the quality of care provided, reputation, the physical appearance of a facility, price, the range of services offered, family preference, alternatives for healthcare delivery, the supply of competing properties, physicians, staff, referral sources, location and the size and demographics of the population in the surrounding areas. Our operators may encounter increased competition in the future that could limit their ability to attract residents or expand their businesses and therefore affect their ability to pay their lease or mortgage payments and meet their obligations to us.

In addition, the market for qualified personnel is highly competitive. Our operators have experienced and may continue to experience difficulties in attracting and retaining such personnel, in particular due to labor constraints and, in some cases, wage increases, which have been elevated since the beginning of the COVID-19 pandemic and may remain elevated. Increases in labor costs could affect our operators' ability to meet their obligations to us, which could be particularly acute in certain states that have established minimum staffing requirements and as a result of the proposed federal minimum staffing requirements in the U.S.

***We may be unable to successfully foreclose on the collateral securing our loans, and even if we are successful in our foreclosure efforts, we may be unable to successfully find a replacement operator, or operate or occupy the underlying real estate, which may adversely affect our ability to recover our investments.***

If an operator defaults under one of our mortgage or other loans, we may foreclose on the loan or otherwise protect our interest by acquiring title to the property or collateral. In such a scenario, we may be required to make substantial improvements or repairs to maximize the facility's investment potential. Operators may contest enforcement of foreclosure or other remedies, seek bankruptcy protection against our exercise of enforcement or other remedies and/or bring claims for lender liability in response to actions to enforce mortgage obligations. Even if we are able to successfully foreclose on the collateral securing our loans, we may be unable to expeditiously find a replacement operator, if at all, or otherwise successfully operate or occupy the property, which could adversely affect our ability to recover our investment.

***Inflation could adversely impact our operators and our results of operations.***

Inflation, both real or anticipated, as well as any responsive governmental policies, has and may continue to adversely affect the economy and the costs of labor, goods and services to our operators or borrowers. Our long-term leases and loans typically contain provisions such as rent and interest escalators that are designed to mitigate the adverse impact of inflation on our results of operations. However, these provisions may have limited effectiveness at mitigating the risk of high levels of inflation due to contractual limits on escalation that exist in substantially all of our escalation provisions. Our leases are triple-net and typically require the operator to pay all property operating expenses, and therefore, increases in property-level expenses at our leased properties generally do not directly affect us. However, increased operating costs resulting from inflation have had, and may continue to have, an adverse impact on our operators and borrowers if increases in their operating expenses exceed increases in their reimbursements, which has and may continue to adversely affect our operators' or borrowers' ability to pay rent or other obligations owed to us.

An increase in our operators' expenses and a failure of their reimbursements to increase at least with inflation could adversely impact our operators' and our financial condition and our results of operations.

***Uninsured losses or losses in excess of our operators' insurance coverage could adversely affect our financial position and our cash flow.***

Under the terms of our leases, our operators are generally required to maintain comprehensive general liability, fire, flood, earthquake, boiler and machinery, nursing home or long-term care professional liability and extended coverage insurance with respect to our properties with policy specifications set forth in the leases or other written agreements between us and the operator. However, our properties may be adversely affected by casualty or other losses which exceed insurance coverages and reserves. In addition, we cannot provide any assurances that our tenants will maintain the required coverages, that we will continue to require the same levels of insurance under our leases, or that such insurance will be available at a reasonable cost in the future or that the policies maintained will fully cover all losses on our properties upon the occurrence of a catastrophic event. We also cannot make any guaranty as to the future financial viability of the insurers that underwrite the policies maintained by our tenants, or, alternatively if our tenants utilize captive or self-insurance programs, that such programs will be adequately funded.

Should an uninsured loss or a loss in excess of insured limits occur, we could lose both our investment in, and anticipated profits and cash flows from, the property, and disputes over insurance claims could arise. Even if it were practicable to restore the property to its condition prior to the damage caused by a major casualty, the operations of the affected property would likely be suspended for a considerable time.

***Our development and redevelopment projects may not yield anticipated returns.***

We consider and, when appropriate, invest in various development and redevelopment projects. In deciding whether to make an investment in a particular project, we make certain assumptions regarding the expected future performance of the property. Our assumptions are subject to risks generally associated with development and redevelopment projects, including, among others, that:

- Our operators may not be able to complete the project on schedule or within budgeted amounts;
- Our operators may encounter delays in obtaining or fail to obtain all necessary zoning, land use, building, occupancy, environmental and other governmental permits and authorizations, or underestimate the costs necessary to develop or redevelop the property to market standards;
- Volatility in the price of construction materials or labor may increase project costs;
- The builders may fail to perform or satisfy the expectations of our operators;
- We may incorrectly forecast risks associated with development in new geographic regions;
- Demand for our project may decrease prior to completion, due to competition from other developments; and
- New facilities may take longer than expected to reach stabilized operating levels, if at all.

If any of the risks described above occur, our development and redevelopment projects may not yield anticipated returns, which could have a material adverse effect on us.

**Risks Related to Us and Our Operations**

***Severe respiratory disease seasons, epidemics, pandemics or other widespread illnesses could adversely affect our properties, and could have a material adverse effect on our business, results of operations, cash flows and financial condition.***

Our business and operations were significantly impacted by the COVID-19 pandemic and are exposed to continuing risks from COVID-19, severe respiratory disease seasons or the occurrence of other epidemics or other widespread illnesses. Our revenues and our operators' revenues are dependent on occupancy, and the occupancy of our properties could significantly decrease in the event of a severe respiratory disease season, a resurgence of COVID-19 or other epidemics or widespread illnesses. Such a decrease would affect the operating income of our properties and the ability of our operators to make payments to us. As we experienced during the COVID-19 pandemic, a future respiratory disease or other epidemic or pandemic could significantly increase the cost burdens faced by our operators, including if they are required to implement quarantines for residents, as well as cause a reduction in occupancy, each of which could adversely affect their ability to meet their obligations to us, which could have a material adverse effect on our financial results.

In particular, the ongoing COVID-19 pandemic may continue to adversely affect our business, results of operations, growth, reputation, prospects, financial condition, operating results, cash flows, liquidity, ability to pay dividends and stock price.

The COVID-19 pandemic significantly and adversely impacted SNFs and long-term care providers due to the higher rates of virus transmission and fatality among the elderly and frail populations that these facilities serve, as well as reduced revenue due to lower occupancy and increased expenses and uncertainties regarding the continuing availability of sufficient Medicare and Medicaid reimbursement rates to address longer-term cost increases faced by operators. As a result, many of our operators were, and may continue to be, significantly impacted by the pandemic. See Part II Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview.

Our facilities, on average, experienced declines, in some cases that are material, in occupancy levels as a result of the pandemic. Occupancy in our facilities has generally improved on average since early 2021; however, average occupancy has not returned to pre-pandemic levels. It remains unclear when and the extent to which demand and occupancy levels will return to pre-pandemic levels. We believe these challenges to occupancy recovery may be in part due to staffing shortages, which in some cases have required operators to limit admissions, as well the potential utilization of alternative care settings for those with lower level of care needs.

While certain states may in the course of routine rate-setting of Medicaid rates address inflationary factors and other pandemic-related or other expense-related items, there can be no assurance that these changes will be sufficient to offset existing increased inflation and expenses or that all states will address these items. Moreover, it remains unclear whether and the extent to which U.S. federal or state regulators will implement minimum staffing requirements and offset increased costs associated with these requirements with funding. See "Government Regulation and Reimbursement." To the extent the cost and occupancy impacts on our operators continue or accelerate and are not offset by continued government relief or reimbursement rates that are sufficient and timely, we anticipate that the operating results of additional operators may be materially and adversely affected, some may be unwilling or unable to pay their contractual obligations to us in full or on a timely basis and we may be unable to restructure such obligations on terms as favorable to us as those currently in place. To the extent an operator is unable to meet its payment obligations, we may record additional impairment charges with respect to straight-line rent receivables associated with any such operator or with respect to outstanding loans and our financial condition could be adversely impacted. See "Our assets, including our real estate and loans, are subject to impairment charges, and our valuation and reserve estimates are based on assumptions and may be subject to adjustment" in Item 1A contained in Part I of this Annual Report on Form 10-K.

There are a number of uncertainties we face as we consider the long-term impact of COVID-19 on our business, including how long census disruption and related cost increases will last, the impact of any resurgence of the pandemic, outbreaks of new variants, changes in the effectiveness of vaccines, boosters and treatments, and adoptions of new public health measures, as well as the future demand for needs-based skilled nursing care and senior living facilities, all of which are uncertain and difficult to predict. Due to these uncertainties, we are not able at this time to estimate the effect of these factors on our business, but the adverse impact on our business, results of operations, financial condition and cash flows could be material. Notwithstanding vaccination programs, we expect that heightened clinical protocols for infection control within our facilities will continue; however, we do not know if future reimbursement rates or equipment provided by governmental agencies will be sufficient to cover the increased costs of enhanced infection control and monitoring.

The effect of the COVID-19 pandemic or other future widespread illness on our and our operators' operational and financial performance will depend on future developments, including the ability to control the spread of the outbreak generally and in our facilities, and the delivery and efficacy of and participation in vaccination programs and other treatments, government funds and other support for the senior care sector and the efficacy of other policies and measures that may mitigate the impact of the pandemic or illness.

***There are no assurances of our ability to pay dividends in the future.***

Our ability to pay dividends may be adversely affected upon the occurrence of any of the risks described herein. Our payment of dividends is subject to compliance with restrictions contained in our credit agreements, the indentures governing our senior notes and any preferred stock that our Board of Directors ("Board") may from time to time designate and authorize for issuance. All dividends will be paid at the discretion of our Board and will depend upon our earnings, our financial condition, maintenance of our REIT status and such other factors as our Board may deem relevant from time to time. There are no assurances of our ability to pay dividends in the future. In addition, our dividends in the past have included, and may in the future include a return of capital.

***We rely on external sources of capital to fund future capital needs, and if we encounter difficulty in obtaining such capital, we may not be able to make future investments necessary to grow our business or meet maturing commitments.***

As a REIT under the Code, we are required to, among other things, distribute at least 90% of our REIT taxable income each year to our stockholders. Because of this distribution requirement, we may not be able to fund, from cash retained from operations, all future capital needs, including capital needed to make investments and to satisfy or refinance maturing commitments. As a result, we rely on external sources of capital, including debt and equity financing. If we are unable to obtain needed capital at all or only on unfavorable terms from these sources, we might not be able to make the investments needed to grow our business, or to meet our obligations and commitments as they mature, which could negatively affect the ratings of our debt and even, in extreme circumstances, affect our ability to continue operations. We may not be in a position to take advantage of future investment opportunities in the event that we are unable to access the capital markets on a timely basis or we are only able to obtain financing on unfavorable terms.

***Our ability to raise capital through equity sales is dependent, in part, on the market price of our common stock, and our failure to meet market expectations with respect to our business, or other factors we do not control, could negatively impact such market price and availability of equity capital.***

As with other publicly-traded companies, the availability of equity capital will depend, in part, on the market price of our common stock which, in turn, will depend upon various market conditions and other factors, some of which we cannot control, that may change from time to time including:

- the extent of investor interest;

- the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

- our financial performance and that of our operators;

- concentrations in our investment portfolio by operator and facility type;

- concerns about our operators' financial condition due to uncertainty regarding reimbursement from governmental and other third-party payor programs;

- our credit ratings and analyst reports on us and the REIT industry in general, including recommendations, and our ability to meet our guidance estimates or analysts' estimates;

- general economic, global and market conditions, including changes in interest rates on fixed income securities, which may lead prospective purchasers of our common stock to demand a higher annual yield from future distributions, or the impacts of a future pandemic or global conflicts on our operators;

- our failure to maintain or increase our dividend, which is dependent, to a large part, on the increase in funds from operations, which in turn depends upon increased revenues from additional investments and rental increases; and

- other factors such as governmental regulatory action and changes in REIT tax laws, as well as changes in litigation and regulatory proceedings.

The market value of the equity securities of a REIT is generally based upon the market's perception of the REIT's growth potential and its current and potential future earnings and cash distributions. Our failure to meet the market's expectations with regard to future earnings and cash distributions would likely adversely affect the market price of our common stock and, as a result, the availability of equity capital to us.

***We are subject to risks associated with debt financing, including changes in our credit ratings, which could negatively impact our business and limit our ability to make distributions to our stockholders and to repay maturing debt.***

The current high interest rate environment has been increasing interest costs on new and existing variable rate debt. Such increases in the cost of capital, and any further increases resulting from future interest rate hikes, could adversely impact our ability to finance operations, acquire and develop properties, and refinance existing debt. Additionally, increased interest rates may also result in less liquid property markets, limiting our ability to sell existing assets. Higher interest rates may also lead purchasers of our common stock to demand a greater annual dividend yield, which could adversely affect the market price of our common stock and could result in increased capitalization rates, which may lead to reduced valuation of our assets.

The financing required to make future investments and satisfy maturing commitments may be provided by borrowings under our credit facilities, private or public offerings of debt or equity, the assumption of secured indebtedness, mortgage financing on a portion of our owned portfolio or through joint ventures. To the extent we must obtain debt financing from external sources to fund our capital requirements, we cannot guarantee such financing will be available on favorable terms, if at all. In addition, if we are unable to refinance or extend principal payments due at maturity or pay them with proceeds from other capital transactions, our cash flow may not be sufficient to make distributions to our stockholders and repay our maturing debt. Furthermore, if prevailing interest rates, changes in our debt credit ratings or other factors at the time of refinancing result in higher interest rates upon refinancing, the interest expense relating to that refinanced indebtedness would increase, which could reduce our profitability and the amount of dividends we are able to pay. Factors that may affect our credit ratings include, among other things, our financial performance, our success in raising sufficient equity capital, adverse changes in our debt and fixed charge coverage ratios, our capital structure and level of indebtedness and pending or future changes in the regulatory framework applicable to our operators and our industry. Further, additional debt financing increases the amount of our leverage. The degree of leverage could have important consequences to stockholders, including affecting our investment grade ratings and our ability to obtain additional financing in the future, and making us more vulnerable to a downturn in our results of operations or the economy generally.

We may from time to time seek to manage our exposure to interest rate volatility with hedging arrangements, which involve additional risks, including the risks that counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes, that the amount of income we earn from hedging transactions may be limited by federal tax provisions governing REITs, and that these arrangements may reduce the benefits to us if interest rates decline. Developing and implementing an interest rate risk strategy is complex and no strategy can completely insulate us from risks associated with interest rate fluctuations and there can be no assurance that our hedging activities will be effective. Failure to hedge effectively against interest rate risk, if we choose to engage in such activities, could adversely affect our business, financial condition and results of operations.

***We may be subject to additional risks in connection with our acquisitions of long-term care facilities.***

We may be subject to additional risks in connection with our acquisitions of long-term care facilities, including but not limited to the following:

- our limited prior business experience with certain of the operators of the facilities we have recently acquired or may acquire in the future, or inability to diversify our operator relationships to support future acquisitions or re-leasing of properties;

- the facilities may underperform due to various factors, including unfavorable terms and conditions of the lease agreements that we assume, disruptions caused by the management of the operators of the facilities or changes in economic conditions impacting the facilities and/or the operators;

- large acquisitions or investments could place significant additional demands on, and require us to expand, our management, resources and personnel, as well as to adapt our administrative, accounting and operational systems to integrate and manage the long-term care facilities we have acquired or may acquire in a timely manner;

- diversion of our management's attention away from other business concerns;

- exposure to any undisclosed or unknown potential liabilities relating to the facilities; and

- potential underinsured losses on the facilities.

We cannot assure you that we will be able to manage our recently acquired facilities, or the future growth in our business, without encountering difficulties or that any such difficulties will not have a material adverse effect on us. Our growth could also increase our capital requirements, which may require us to issue potentially dilutive equity securities and incur additional debt.

***Our assets, including our real estate and loans, are subject to impairment charges, and our valuation and reserve estimates are based on assumptions and may be subject to adjustment.***

Our asset portfolio primarily consists of real estate and real estate loans, which are subject to write-downs in value. From time to time, we close facilities and actively market such facilities for sale. To the extent we are unable to sell these properties for our book value, we may be required to take a non-cash impairment charge or loss on the sale, either of which would reduce our net income. In addition, we periodically, but not less than annually, evaluate our real estate investments and other assets for impairment indicators, and we establish general and specific reserves for our issued loans at least quarterly. The quarterly evaluation of our investments for impairment may result in significant fluctuations in our provision for credit losses or real estate impairments from quarter to quarter, impacting our results of operations. Judgments regarding the existence of impairment indicators or loan reserves are based on a number of factors, including market conditions, operator performance and legal structure, and these factors may involve estimates. If we determine that a significant impairment has occurred, we are required to make an adjustment to the net carrying value of the asset, which could have a material adverse effect on our results of operations. Our estimates of loan reserves, and other accounting estimates, are inherently uncertain and may be subject to future adjustment, leading potentially to an increase in reserves.

***Our indebtedness could adversely affect our financial condition.***

We have a material amount of indebtedness and we may increase our indebtedness in the future. Our level and type of indebtedness could have important consequences for our stockholders. For example, it could:

- increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

- limit our ability to borrow additional funds, on satisfactory terms or at all, for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business plan or other general corporate purposes;

- increase our cost of borrowing;

- require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

- limit our ability to make material acquisitions or take advantage of business opportunities that may arise;

- limit our ability to make distributions to our stockholders, which may cause us to lose our qualification as a REIT under the Code or to become subject to federal corporate income tax on any REIT taxable income that we do not distribute;

- expose us to fluctuations in interest rates, to the extent our borrowings bear variable rates of interest;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and

- place us at a competitive disadvantage compared to our competitors that have less debt.

Further, we have the ability to incur additional debt, including secured debt, which could intensify the risks above. In addition, if we are unable to refinance any of our floating rate debt, we would continue to be subject to interest rate risk. The short-term nature of some of our debt also subjects us to the risk that market conditions may be unfavorable or may prevent us from refinancing our debt at or prior to their existing maturities. In addition, our cash flow from operations may not be sufficient to repay all of our outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, if at all, to refinance our debt.

***Covenants in our debt documents limit our operational flexibility, and a covenant breach could materially adversely affect our operations.***

The terms of our credit agreements and note indentures require us to comply with a number of customary financial and other covenants that may limit our management's discretion by restricting our ability to, among other things, incur additional debt, redeem our capital stock, enter into certain transactions with affiliates, pay dividends and make other distributions, make investments and other restricted payments, engage in mergers and consolidations, create liens, sell assets or engage in new lines of business. In addition, our credit facilities require us to maintain compliance with specified financial covenants, including those relating to maximum total leverage, maximum secured leverage, maximum unsecured leverage, minimum fixed charge coverage, minimum consolidated tangible net worth and minimum unsecured interest coverage. Any additional financing we may obtain could contain similar or more restrictive covenants. Our continued ability to incur indebtedness, conduct our operations, and take advantage of business opportunities as they arise is subject to compliance with these financial and other covenants. Breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, in addition to any other indebtedness cross-defaulted against such instruments. Any such breach could materially adversely affect our business, results of operations and financial condition.

***We are subject to particular risks associated with real estate ownership, which could result in unanticipated losses or expenses.***

Our business is subject to many risks that are associated with the ownership of real estate. For example, if our operators do not renew their leases, we may be unable to re-lease the facilities at favorable rental rates, if at all. Other risks that are associated with real estate acquisition and ownership include, without limitation, the following:

- general liability, property and casualty losses, some of which may be uninsured;

- the inability to purchase or sell our assets rapidly to respond to changing economic conditions, due to the illiquid nature of real estate and the real estate market;

- leases that are not renewed or are renewed at lower rental amounts at expiration;

- contingent rent escalators tied to changes in the Consumer Price Index or other parameters;

- the exercise of purchase options by operators resulting in a reduction of our rental revenue;

- costs relating to maintenance and repair of our facilities and the need to make expenditures due to changes in governmental regulations, including the Americans with Disabilities Act;

- environmental hazards created by prior owners or occupants, existing tenants, mortgagors or other persons for which we may be liable; and

- acts of God or terrorism affecting our properties.

***Our real estate investments are relatively illiquid.***

Real estate investments are relatively illiquid and generally cannot be sold quickly. The real estate market is affected by many factors which are beyond our control, including general economic conditions, availability of financing, interest rates and supply and demand. Additional factors that are specific to our industry also tend to limit our ability to vary our portfolio promptly in response to changes in economic or other conditions. For example, all of our properties are "special purpose" properties that cannot be readily converted into general residential, retail or office use. In addition, transfers of operations of nursing homes and other healthcare-related facilities are subject to extensive regulatory approvals. We cannot predict whether we will be able to sell any property for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property, or that we will have funds available to make necessary repairs and improvements to a property held for sale. To the extent we are unable to sell any properties for our book value, we may be required to take a non-cash impairment charge or loss on the sale, either of which would reduce our net income.

***We face possible risks and costs associated with severe weather conditions, natural disasters or the physical effects of climate change.***

A large number of our properties are located in areas particularly susceptible to revenue loss, cost increase or damage caused by severe weather conditions or natural disasters such as hurricanes, earthquakes, tornadoes, fires and floods, as well as the effects of climate change. To the extent that climate change impacts changes in weather patterns, our markets could experience more frequent and severe natural disasters. Operationally, such events could cause a major power outage, leading to a disruption of our operators' operations or require them to incur additional cost associated with evacuation plans. Over time, any of these conditions could result in increased operator costs, delays in construction, resulting in increased construction costs, or in the inability of our operators to operate our facilities at all. Climate change and severe weather may also have indirect effects on our business by increasing the costs to our operators of, or decreasing the availability to our operators of, property insurance on terms they find acceptable, and by increasing the cost of energy, maintenance, repair of water and/or wind damage, and snow removal at our properties. In the event of a loss in excess of insured limits, we could lose our incremental capital invested in the affected property.

Although Congress has not yet enacted comprehensive federal legislation to address climate change, numerous states and municipalities have adopted laws and policies on climate change and emission reduction targets. Changes in federal, state and local legislation and regulation based on concerns about climate change could result in increased capital expenditures on our existing properties and our new development properties (for example, to improve their energy efficiency and/or resistance to severe weather) without a corresponding increase in revenue, resulting in adverse impacts to our net income. There can be no assurance that climate change and severe weather will not have a material adverse effect on our properties, operations or business.

***As an owner or lender with respect to real property, we may be exposed to possible environmental liabilities.***

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner of real property or a secured lender may be liable in certain circumstances for the costs of investigation, removal or remediation of certain hazardous or toxic substances at such property, as well as certain other potential related costs, including government fines and damages for injuries to persons and adjacent property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances. As a result, liability may be imposed on the owner in connection with the activities of an operator of the property, and the owner's liability could exceed the value of the property and/or the assets of the owner. In addition, the presence of such substances, or the failure to properly dispose of or remediate such substances, may adversely affect an operators' ability to attract additional residents and our ability to sell or rent such property or to borrow using such property as collateral which, in turn, could negatively impact our revenues.

Although our leases and mortgage loans generally require the lessee and the mortgagor to indemnify us for certain environmental liabilities, they may be unable to fulfill their indemnification obligations to us, and the scope of such obligations may be limited. For instance, most of our leases do not require the lessee to indemnify us for environmental liabilities arising before the lessee took possession of the premises.

***The industry in which we operate is highly competitive. Increasing investor interest in our sector and consolidation at the operator or REIT level could increase competition and reduce our profitability.***

Our business is highly competitive, and we expect that it may become more competitive in the future. We compete for healthcare facility investments with other healthcare investors, including other REITs, some of which have greater resources and lower costs of capital than we do. Increased competition makes it more challenging for us to identify and successfully capitalize on opportunities that meet our business goals. If we cannot capitalize on our development pipeline, identify and purchase a sufficient quantity of healthcare facilities at favorable prices, identify appropriate operators to lease our facilities or are unable to finance such acquisitions on commercially favorable terms, our business, results of operations and financial condition may be materially adversely affected. In addition, if our cost of capital should increase relative to the cost of capital of our competitors, the spread that we realize on our investments may decline if competitive pressures limit or prevent us from charging higher lease or mortgage rates.

***Our charter and bylaws contain significant anti-takeover provisions which could delay, defer or prevent a change in control or other transactions that could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of our common stock.***

Our charter and bylaws contain various procedural and other requirements which could make it difficult for stockholders to effect certain corporate actions. Our Board has the authority to issue additional shares of preferred stock and to fix the preferences, rights and limitations of the preferred stock without stockholder approval. In addition, our charter contains limitations on the ownership of our capital stock intended to ensure we continue to meet the requirements for qualification as a REIT. For example, our charter, among other restrictions, prohibits the beneficial or constructive ownership (as defined for federal income tax purposes) by any person of more than 9.8% in value or in number of shares of the outstanding shares of any class or series of our capital stock, unless our Board grants an exemption or modifies the ownership limit for such person and certain conditions are satisfied. These provisions could discourage unsolicited acquisition proposals or make it more difficult for a third party to gain control of us, which could adversely affect the market price of our securities and/or result in the delay, deferral or prevention of a change in control or other transactions that could provide our stockholders with the opportunity to realize a premium over the then-prevailing market price of our common stock.

***Ownership of property outside the U.S. may subject us to different or greater risks than those associated with our U.S. investments, including currency fluctuations.***

We have investments in the U.K. and may from time to time may seek to acquire other properties in the U.K. or otherwise outside the U.S. International development, investment, ownership and operating activities involve risks that are different from those we face with respect to our U.S. properties and operations. These risks include, but are not limited to, any international currency gain recognized with respect to changes in exchange rates may not qualify under the income tests that we must satisfy annually in order to qualify and maintain our status as a REIT; fluctuations in the exchange rates between USD and the British Pound Sterling ("GBP"), or other foreign currencies in which we may transact in the future, which we may be unable to protect against through hedging; changes in foreign political, regulatory, and economic conditions, including increases in energy prices, such as those experienced in the U.K. resulting in part from the conflict in Ukraine and sanctions imposed on Russia; challenges in managing international operations and enforcing obligations in other countries; challenges of complying with a variety of foreign laws and regulations, including those relating to real estate, healthcare operations, taxes, employment and legal proceedings; financial risks to our operators, including differences in expenses and government reimbursement practices, as well as funding challenges in the public sector; differences in lending practices and the willingness of domestic or foreign lenders to provide financing; regional or country-specific business cycles and economic instability; and changes in applicable laws and regulations in the U.S. that affect foreign operations. If we are unable to successfully manage the risks associated with international expansion and operations, our results of operations and financial condition may be adversely affected.

***Our assets are concentrated in the long-term care industry and face geographic and operator concentration risk.***

Our assets are generally not diversified by industry and face risks associated with the long-term care industry. In addition, at December 31, 2023, one operator represented greater than 10% of our investments, and the three states in which we had our highest concentration of investments were Texas (10.5%), Indiana (6.9%) and California (6.1%). In addition, our concentration of investments in the U.K. is 6.9%. As a result, we are subject to increased exposure to adverse conditions affecting these operators and regions, with regional risks including unfavorable Medicaid reimbursements rates for SNFs, downturns in the local economies, local real estate conditions, staffing challenges, increased competition or decreased demand for our facilities, regional climate events, and unfavorable legislative or regulatory developments, which could adversely affect our business and results of operations.

***Our primary assets are the units of partnership interest in Omega OP and, as a result, we will depend on distributions from Omega OP to pay dividends and expenses.***

The Company is a holding company and has no material assets other than units of partnership interest in Omega OP. We intend to cause the partnership to make distributions to its partners, including the Company, in an amount sufficient to allow us to qualify as a REIT for U.S. federal income tax purposes and to pay all of our expenses. To the extent we need funds and the partnership is restricted from making distributions under applicable law or otherwise, or if the partnership is otherwise unable to provide such funds, the failure to make such distributions could materially adversely affect our liquidity and financial condition.

***Members of our management and Board hold partnership interests in Omega OP, and their interests may differ from those of our public stockholders.***

Some members of our management and Board hold partnership interests in Omega OP. Those unitholders may have conflicting interests with holders of the Company's common stock. For example, such unitholders of Omega OP Units may have different tax positions from the Company or holders of our common stock, which could influence their decisions in their capacities as members of management regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness and how to structure future transactions.

***Our investments in joint ventures could be adversely affected by shared decision-making authority, our joint venture partners' financial condition, and our exposure to potential losses from the actions of our joint venture partners.***

As of December 31, 2023, we have ownership interests in one consolidated joint venture and several unconsolidated joint ventures. These joint ventures involve additional risks, including the following:

- we may be unable to take actions that are opposed by our joint venture partners under arrangements that require us to share decision-making authority over major decisions affecting the ownership or operation of the joint venture and any property owned by the joint venture, such as the sale or financing of the property, our ability to sell or transfer our interest in a joint venture or the making of additional capital contributions for the benefit of the property;

- for joint ventures in which we have a noncontrolling interest, our joint venture partners may take actions that we oppose;

- our joint venture partners may become bankrupt or fail to fund their share of required capital contributions, which could delay construction or development of a property or increase our financial commitment to the joint venture;

- our joint venture partners may have business interests or goals with respect to a property that conflict with our business interests and goals, including with respect to the timing, terms and strategies for investment, which could increase the likelihood of disputes regarding the ownership, management or disposition of the property;

- disagreements with our joint venture partners could result in litigation or arbitration that increases our expenses, distracts our officers and directors, and disrupts the day-to-day operations of the property, including by delaying important decisions until the dispute is resolved; and

- we may suffer losses resulting from actions taken by our joint venture partners with respect to our joint venture investments.

**Risks Related to Taxation**

***Qualifying as a REIT involves highly technical and complex provisions of the Code; failure to qualify as a REIT would subject us to increased taxes and impair our ability to expand our business and make distributions; and complying with REIT requirements may affect our profitability. Certain subsidiaries might fail to qualify or remain qualified as a REIT.***

We were organized to qualify for taxation as a REIT under Sections 856 through 860 of the Code. See Item 1 — Business — Taxation of Omega. Qualification as a REIT involves the application of technical and intricate Code provisions for which there are only limited judicial and administrative interpretations, and which involve the determination of various factual matters and circumstances not entirely within our control. We cannot assure that we will at all times satisfy these rules and tests. Even a technical or inadvertent violation could jeopardize our REIT qualification.

If we were to fail to qualify as a REIT in any taxable year, as a result of a determination that we failed to meet the annual distribution requirement or otherwise, we would be subject to federal corporate income tax, and any applicable alternative minimum tax with respect to each such taxable year for which the statute of limitations remains open, as well certain excise taxes on nonqualified REIT income, or disqualification from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would significantly reduce our net earnings and cash flow because of our additional tax liability for the years involved, which could significantly impact our financial condition. We generally must distribute annually at least 90% of our taxable income to our stockholders to maintain our REIT status. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our "REIT taxable income," as adjusted, we will be subject to tax thereon at regular corporate rates. As a result of all these factors, our failure to maintain our qualification as a REIT could impair our ability to expand our business and raise capital, and would substantially reduce our ability to make distributions to you.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the nature and diversification of our assets, the sources of our income and the amounts we distribute to our stockholders. Thus, we may be required to liquidate otherwise attractive investments from our portfolio or be unable to pursue investments that would be otherwise advantageous to us, to satisfy the asset and income tests or to qualify under certain statutory relief provisions. We may also be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution (e.g., if we have assets which generate mismatches between taxable income and available cash). Having to comply with the distribution requirement could cause us to: (i) sell assets in adverse market conditions; (ii) borrow on unfavorable terms; or (iii) distribute amounts that would otherwise be invested in future acquisitions, capital expenditures or repayment of debt. As a result, satisfying the REIT requirements could have an adverse effect on our business results and profitability.

We own interests in a number of entities that intend to operate as REITs for U.S. federal income tax purposes, some of which we consolidate for financial reporting purposes but each of which is treated as a separate REIT for federal income tax purposes (each a "Subsidiary REIT"). To qualify as a REIT, each Subsidiary REIT must independently satisfy all of the REIT qualification requirements under the Code, together with all other rules applicable to REITs. Provided that each Subsidiary REIT qualifies as a REIT, our interests in the Subsidiary REITs will be treated as qualifying real estate assets for purposes of the REIT asset tests. If a Subsidiary REIT fails to qualify as a REIT in any taxable year, such Subsidiary REIT would be subject to federal and state income taxes and would not be able to qualify as a REIT for the four subsequent taxable years following the year during which it was disqualified. Any such failure could have an adverse effect on our ability to comply with the REIT income and asset tests, and thus our ability to qualify as a REIT, unless we are able to avail ourselves of certain relief provisions.

***There is a risk of changes in the tax law applicable to REITs.***

The Internal Revenue Service, the U.S. Treasury Department and Congress frequently review U.S. federal income tax legislation, regulations and other guidance. We cannot predict whether, when or to what extent new U.S. federal tax laws, regulations, interpretations or rulings will be adopted. Any legislative action may prospectively or retroactively modify our tax treatment and, therefore, may adversely affect taxation of us, our properties, or our shareholders.

**Risks Related to Our Stock and Capital Structure**

***Our issuance of additional capital stock, warrants or debt securities, whether or not convertible, may reduce the market price for our outstanding securities, including our common stock, and dilute the ownership interests of existing stockholders, and we may issue securities with greater dividend, liquidation and other rights than our common stock.***

We cannot predict the effect, if any, that future sales of our capital stock, warrants or debt securities, or the availability of our securities for future sale, will have on the market price of our securities, including our common stock. Sales of substantial amounts of our common stock or preferred shares, warrants or debt securities convertible into or exercisable or exchangeable for common stock in the public market, or the perception that such sales might occur, could negatively impact the market price of our stock and the terms upon which we may obtain additional equity financing in the future. Our Board has the authority to designate and issue preferred stock that may have dividend, liquidation and other rights that are senior to those of our common stock.

Any debt securities, preferred shares, warrants or other rights to acquire shares or convertible or exchangeable securities that we issue in the future may have some rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our preferred shares, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability pay dividends or other distributions to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk that our future offerings could reduce the per share trading price of our common stock and dilute their interest in us.

**General Risk Factors**

***Our success depends in part on our ability to retain key personnel and our ability to attract or retain other qualified personnel.***

Our performance depends to a significant degree upon the continued contributions of our executive management team and other key employees, the loss of whom could have an adverse impact on our operations. Although we have entered into employment agreements with the members of our executive management team, these agreements may not assure their continued service. In addition, our failure to successfully attract, hire, retain and train qualified personnel may impede our ability to implement our business strategy.

***We rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business. Privacy and security laws and regulations may also increase costs for our business.***

We rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information, and to manage or support a variety of business processes, including financial transactions and records, personal identifying information, tenant and lease data. In addition, we may, from time to time, make investments in unconsolidated entities that offer technology services to operators, which may involve storage of customer or resident data. We purchase some of our information technology from vendors, on whom our systems depend. We generally rely on third-party systems, software, tools and monitoring to provide security for processing, transmission and storage of confidential tenant and other customer information, such as individually identifiable information, including information relating to financial accounts. It is possible that our safety and security measures will not be able to prevent the systems' improper functioning or the improper access or disclosure of personally identifiable information such as in the event of cyber-attacks. Security breaches, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, can create system disruptions, shutdowns or unauthorized disclosure of confidential information. Any failure to maintain proper function, security and availability of our information systems, and the privacy of the data we store, or failure to comply with related regulations, could interrupt our operations, damage our reputation, subject us to liability claims or regulatory penalties and could have a material adverse effect on our business, financial condition and results of operations. The regulatory environment related to cyber and information security, data collection and privacy is increasingly rigorous, with new and constantly changing requirements applicable to our business or to which we may become subject, including certain U.S. state laws and E.U. data protection legislation, such as they General Data Protection Regulation, or the GDPR, and the U.K.'s Data Protection Act, which impose significant data protection requirements and penalties for noncompliance. Compliance with any of these requirements may result in additional costs and could impact how we conduct in business in new jurisdictions.

***Failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, results of operations, financial condition and stock price.***

We are required to provide a report by management on internal control over financial reporting, including management's assessment of the effectiveness of such control. Changes to our business will necessitate ongoing changes to our internal control systems and processes, and internal control over financial reporting may not prevent or detect misstatements due to inherent limitations, including the possibility of human error, the circumvention or overriding of controls, or fraud. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If we fail to maintain the adequacy of our internal controls or to implement required new or improved controls, our business, results of operations and financial condition could be materially adversely harmed, we could fail to meet our reporting obligations and there could be a material adverse effect on our stock price. In addition, we may be adversely impacted by new accounting pronouncements which change our lease recognition or other accounting practices or otherwise alter how we report our financial results, or which require that we change our internal control and operating procedures, which we may be unable to do in a timely manner.

**Item 1B — Unresolved Staff Comments**

None.

**Item 1C — Cybersecurity**

Our Board and management exercise oversight over the Company's cybersecurity program, which represents an important component of the Company's overall approach to enterprise risk management.

**Governance**

Omega's Vice President of Information Technology ("VP of IT") manages a team responsible for leading enterprise-wide strategy, policy, standards, architecture, processes and risk assessment related to information security and data protection, including data privacy and network security (our "Cybersecurity Program"). The VP of IT has served in various roles in information technology and information security for over 30 years and, along with other members of the IT department, holds relevant and applicable certifications. The VP of IT reports directly to the Company's Chief Financial Officer and provides periodic reporting on our Cybersecurity Program to our senior management team, our Board and the Audit Committee of our Board.

Our Board, in coordination with our Audit Committee, oversees our management of cybersecurity risk, with the Audit Committee reviewing and discussing with management quarterly matters related to our Cybersecurity Program as related to financial reporting. The Board and Audit Committee receive periodic reports about the prevention, detection, mitigation and remediation of cybersecurity incidents, including material security risks and information security vulnerabilities. Additionally, risks associated with the Cybersecurity Program are integrated into the Company's enterprise risk management assessment and reported to our Board at least twice per year. We also share the key results of third-party assessments with our Board and Audit Committee.

**Risk Management and Strategy**

*Technical Safeguards*

As part of our Cybersecurity Program, the Company deploys technical safeguards that are designed to protect our information systems from cybersecurity threats, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

*Risk Assessment*

Our Cybersecurity Program also includes an annual risk assessment which is generally based on frameworks established by the National Institute of Standards and Technology ("NIST").

*Third-Party Risk Management*

We also maintain policies and procedures designed to identify and mitigate cybersecurity threats related to our use of material third-party vendors. This includes reviewing the internal controls of certain third-party service providers to assess their procedures to mitigate material security risks.

*Incident Response and Recovery Planning*

We maintain an Information Security Incident Response Plan (the "Response Plan") governing prevention, detection, mitigation and remediation of cybersecurity incidents and threats. The Response Plan includes controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding public disclosure and reporting of such incidents can be made by management in a timely manner, with appropriate involvement by our Board. We regularly test the effectiveness of the Response Plan.

*External Assessments*

We obtain periodic assessments by third party experts to assess our vulnerability management and security controls and to assist us in identifying and mitigating security risks.

*Education and Awareness*

We provide cybersecurity training for all directors, officers and employees and periodic additional training of senior management through our cyber insurance carrier.

As of the date of this report, we are not aware of any risks from cybersecurity threats that have materially affected the Company, including our business strategy, results of operations, or financial condition. For information regarding cybersecurity risks that may materially affect our Company, see the risk factor titled "*We rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business. Privacy and security laws and regulations may also increase costs for our business.*" under "Risk Factors" in Part I, Item 1A to this Annual Report on Form 10-K.

## Item 2 — Properties

At December 31, 2023, our real estate investments include SNFs and ALFs and to a lesser extent ILFs, specialty facilities and MOBs, in the form of (i) owned facilities that are leased to operators or their affiliates, (ii) investments in direct financing leases to operators or their affiliates and (iii) real estate loans, including mortgages on facilities that are operated by the mortgagors or their affiliates. Our facilities related to these investments are located in 42 states and the U.K.

The following table presents the concentration of our gross real estate assets, assets held for sale, gross investment in direct financing leases and gross mortgage notes receivables (included within our real estate loans receivable) by state and the U.K. as of December 31, 2023:

| Location | Number of Operating Beds | Number of Facilities | Gross Investment (in thousands) | % of Gross Investment |
|---|---|---|---|---|
| Texas | 10,189 | 102 | $ 961,165 | 10.5% |
| Indiana | 7,028 | 69 | 638,482 | 6.9% |
| United Kingdom | 5,882 | 113 | 632,086 | 6.9% |
| California | 4,332 | 51 | 564,338 | 6.1% |
| Michigan | 3,598 | 37 | 510,041 | 5.5% |
| Florida | 6,285 | 50 | 491,825 | 5.3% |
| Ohio | 4,086 | 42 | 455,241 | 5.0% |
| Virginia | 3,482 | 29 | 436,800 | 4.8% |
| Pennsylvania | 3,740 | 39 | 418,572 | 4.6% |
| North Carolina | 4,676 | 45 | 405,696 | 4.4% |
| Remaining States | 30,827 | 314 | 3,679,847 | 40.0% |
| | 84,125 | 891 | $9,194,093 | 100.0% |

## Item 3 — Legal Proceedings

See Note 20 — Commitments and Contingencies — Litigation to the Consolidated Financial Statements — Part IV, Item 15, which is hereby incorporated by reference in response to this item.

## Item 4 — Mine Safety Disclosures

None.

PART II

## Item 5 — Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

### Market Information

Shares of Omega Healthcare Investors, Inc. (together with its consolidated subsidiaries, collectively, "Omega" or the "Company") common stock are traded on the New York Stock Exchange under the symbol "OHI." As of February 6, 2024, there were 2,630 registered holders and 245,302,608 shares of Omega common stock outstanding.

### Performance Graph

The graph and table below compare the cumulative total return of Omega, the FTSE NAREIT Equity Health Care Index (Ticker: FN11-FTX), the FTSE NAREIT All REITs Index (Ticker: FNAR), the S&P 500 Index, and the Russell 2000 from January 1, 2019 to December 31, 2023. We have included the FTSE NAREIT Equity Health Care Index and the FTSE NAREIT All REITs Index because we believe that they are representative of the industry in which we compete and are relevant to an assessment of our performance. Total cumulative return is based on a $100 investment in Omega common stock and in each of the indices at the close of trading on December 31, 2018 and assumes quarterly reinvestment of dividends. Stockholder returns over the indicated periods should not be considered indicative of future stock prices or stockholder returns.


Comparison of Cumulative Total Return
OHI
FTSE NAREIT Equity Health Care
FTSE NAREIT All REITs
S&P 500
Russell 2000
250.00
200.00
150.00
100.00
50.00
-
12/31/2018
12/31/2019
12/31/2020
12/31/2021
12/31/2022
12/31/2023

| | 12/31/2018 | 12/31/2019 | 12/31/2020 | 12/31/2021 | 12/31/2022 | 12/31/2023 |
|---|---|---|---|---|---|---|
| Omega Healthcare Investors, Inc. | $100.00 | $129.13 | $120.11 | $105.95 | $109.33 | $131.11 |
| FTSE NAREIT Health Care Index | $100.00 | $121.20 | $109.25 | $127.08 | $ 98.89 | $112.67 |
| FTSE NAREIT All REITs Index | $100.00 | $128.07 | $120.56 | $168.64 | $126.30 | $140.81 |
| S&P 500 Index | $100.00 | $131.49 | $155.68 | $200.37 | $164.08 | $207.21 |
| Russell 2000 Index | $100.00 | $125.52 | $150.58 | $172.90 | $137.56 | $160.85 |

### Issuer Purchases of Equity Securities

On January 27, 2022, the Company authorized the repurchase of up to $500 million of our outstanding common stock from time to time through March 2025. The Company is authorized to repurchase shares of its common stock in open market and privately negotiated transactions or in any other manner as determined by the Company's management and in accordance with applicable law. The timing and amount of stock repurchases will be determined, in management's discretion, based on a variety of factors, including but not limited to market conditions, other capital management needs and opportunities,

and corporate and regulatory considerations. The Company has no obligation to repurchase any amount of its common stock, and such repurchases, if any, may be discontinued at any time. Omega did not repurchase any shares of its outstanding common stock during 2023.

**Unregistered Sales of Equity Securities**

From time to time, Omega issues shares of common stock in reliance on the private placement exemption under Section 4(a)(2) of the Securities Act of 1933, as amended, in exchange for units of partnership interest in OHI Healthcare Properties Limited Partnership (collectively with subsidiaries, "Omega OP"). During the quarter ended December 31, 2023, Omega issued an aggregate of 15,490 shares of Omega common stock in exchange for an equivalent number of Omega OP Units.

**Item 6 — [Reserved]**

**Item 7** — **Management's Discussion and Analysis of Financial Condition and Results of Operations**

The following discussion and analysis is based primarily on the consolidated financial statements of Omega Healthcare Investors, Inc. presented in conformity with U.S. generally accepted accounting principles ("GAAP") for the periods presented and should be read together with the notes thereto contained in this Annual Report on Form 10-K. Other important factors are identified in "Forward-Looking Statements" and "Item 1A — Risk Factors" above.

Our Management's Discussion and Analysis of Financial Condition and Results of Operations is organized as follows:

- Business Overview

- Outlook, Trends and Other Conditions

- 2023 and Recent Highlights

- Results from Operations

- Funds from Operations

- Liquidity and Capital Resources

- Supplemental Guarantor Information

- Critical Accounting Policies and Estimates

**Business Overview**

Omega Healthcare Investors, Inc. ("Parent") is a Maryland corporation that, together with its consolidated subsidiaries has elected to be taxed as a REIT for federal income tax purposes. Omega is structured as an umbrella partnership REIT ("UPREIT") under which all of Omega's assets are owned directly or indirectly by, and all of Omega's operations are conducted directly or indirectly through, its operating partnership subsidiary, Omega OP. As of December 31, 2023, Parent owned approximately 97% of the issued and outstanding units of partnership interest in Omega OP ("Omega OP Units"), and other investors owned approximately 3% of the outstanding Omega OP Units.

Omega has one reportable segment consisting of investments in healthcare-related real estate properties located in the United States ("U.S.") and the United Kingdom ("U.K."). Our core business is to provide financing and capital to the long-term healthcare industry with a particular focus on skilled nursing facilities ("SNFs"), assisted living facilities ("ALFs"), and to a lesser extent, independent living facilities ("ILFs"), rehabilitation and acute care facilities ("specialty facilities") and medical office buildings ("MOBs"). Our core portfolio consists of our long-term leases and real estate loans with healthcare operating companies and affiliates (collectively, our "operators"). Real estate loans consist of mortgage loans and other real estate loans which are primarily collateralized by a first, second or third mortgage lien or a leasehold mortgage on, or an assignment of the partnership interest in the related properties. In addition to our core investments, we make loans to operators and/or their principals. These loans, which may be either unsecured or secured by the collateral of the borrower, are classified as non-real estate loans. From time to time, we also acquire equity interests in joint ventures or entities that support the long-term healthcare industry and our operators.

Our portfolio of real estate investments (including properties associated with mortgages, direct financing leases, assets held for sale and consolidated joint ventures) at December 31, 2023, included 891 healthcare facilities, located in 42 states and the U.K. that are operated by 74 third-party operators. Our real estate investment in these facilities, net of impairments and allowances, totaled approximately $9.1 billion at December 31, 2023, with approximately 97% of our real estate investments related to long-term healthcare facilities. The portfolio is made up of (i) 592 SNFs, (ii) 188 ALFs, (iii) 19 ILFs, (iv) 19 specialty facilities, (v) one MOB, (vi) real estate loans, including mortgages on 45 SNFs, seven ALFs, two specialty facilities and one ILF and (vii) 17 facilities that are held for sale. At December 31, 2023, we also held other real estate loans (excluding mortgages) receivable of $513.4 million and non-real estate loans receivable of $275.6 million, consisting primarily of secured loans to third-party operators of our facilities, and $188.4 million of investments in nine unconsolidated joint ventures, which comprise 5 SNFs, 64 ALFs and two specialty facilities.

As healthcare delivery continues to evolve, we continuously evaluate potential investments, our assets, operators and markets to position our portfolio for long-term success. As part of our evaluation, we may sometimes consider selling or transitioning assets that do not meet our portfolio criteria.

**Outlook, Trends and Other Conditions**

Our industry continues to face the long-term impacts of the COVID-19 pandemic, which significantly and adversely impacted SNFs and long-term care providers during the height of the pandemic due to the higher rates of virus transmission and fatality among the elderly and frail populations that these facilities serve. In addition, the pandemic contributed to occupancy declines, labor shortages and cost increases which continue to significantly impact our operators post-pandemic. As discussed further in "Collectibility Issues" below, during the year we have had several operators that have failed to make contractual payments under their lease and loan agreements, and we have agreed to short-term deferrals, lease and portfolio restructurings and/or allowed the application of security deposits or letters of credit to pay rent for several operators.

We believe these operators were impacted by reduced revenue as a result of lower occupancy, increased expenses, uncertainties regarding adequate reimbursement levels and changes to government and regulatory financial support, among other things. The expense increases were offset to some extent by enhanced reimbursement due to skilling in place, which was permitted via waiver during the pandemic, but which was discontinued when the federally declared public health emergency expired on May 11, 2023. We believe the expense increases primarily stem from elevated labor costs, including increased use of overtime and bonus pay and reliance on agency staffing due to labor shortages, as well as implementation of new infection control protocols. In addition, operators who do not achieve full compliance with applicable infection control requirements may face potential survey deficiencies and penalties. At this time, there is uncertainty regarding the ultimate impact of such developments.

We remain cautious as some of these factors may continue to have a significant impact on our operators and their financial conditions, particularly given the staffing shortages that continue to impact our operators' occupancy levels and profitability, uncertainty as to whether Medicare and Medicaid reimbursement rates will be sufficient to address longer-term cost increases faced by operators, uncertainty regarding the ultimate scope and impact of proposed U.S. federal minimum staffing rules for our industry, factors that may impact future virus transmission in our facilities, including vaccination rates and efficacy of the vaccine for staff members and residents at our facilities and the risk of future infectious diseases or pandemics.

Our facilities, on average, experienced declines in occupancy levels as a result of the pandemic, in some cases that were material. Occupancy in our facilities has generally improved on average since early 2021; however, average occupancy has not returned to pre-pandemic levels. It remains unclear when and the extent to which demand and occupancy levels will return to pre-pandemic levels. We believe these challenges to occupancy recovery may be in part due to staffing shortages, which in some cases have required operators to limit admissions, as well as the delay of SNF placement and/or utilization of alternative care settings for those with lower level of care needs.

While substantial government support was allocated to SNFs, and to a lesser extent to ALFs, in 2020, U.S. federal relief efforts have been limited since 2021 as have been relief efforts in certain states. The additional 6.2% Medicaid Federal Medical Assistance Percentage (the "FMAP") reimbursement enacted in connection with the pandemic was phased out in 2023 pursuant to the Consolidated Appropriations Act of 2023. The additional 6.2% FMAP provided some of our operators with significant support, based on the state, and the termination of such support may adversely affect their operations to the extent that normal rate setting does not adjust for this phase-out or expenses are not reduced. It is unclear whether and to what extent government reimbursements will continue to be sufficient and timely to offset these impacts or whether proposed U.S. federal minimum staffing rules for SNFs, if not accompanied by additional government funding, will further increase expenses for our operators.

While certain states have provided pandemic-related relief measures, we expect such state relief measures to be limited going forward. Likewise, while certain states have, in the course of routine rate-setting of Medicaid rates, addressed inflationary factors and other expense-related items, there can be no assurance that these changes will be sufficient to offset increased inflation and expenses or that all states will address these items. See "Government Regulation and Reimbursement" for additional information. Further, to the extent the cost and occupancy impacts on our operators do not recover or are not offset by continued government relief or reimbursement rates that are sufficient and timely, we anticipate that the operating results of additional operators may be materially and adversely affected, and some may be unwilling or unable to pay their contractual obligations to us in full or on a timely basis and we may be unable to restructure such obligations on terms as favorable to us as those currently in place.

There are a number of uncertainties we face as we consider the effects of the industry's recovery on our business, including how long census disruption and elevated costs will last, the continued management of infectious diseases in our facilities, the extent to which reimbursement increases from the federal government, the states and the U.K. will continue to offset these incremental costs, and lost revenues.

While we continue to believe that longer term demographics will drive increasing demand for needs-based skilled nursing care, we expect the uncertainties to our business described above to persist at least for the near term until we can gain more information as to the level of costs our operators will continue to experience, the duration of such increased costs, the adequacy of government reimbursement increases to cover such costs, the potential support our operators may request from us and the future demand for needs-based skilled nursing care and senior living facilities. We continue to monitor the rate of occupancy recovery at many of our operators, and it remains uncertain whether and when demand, staffing availability and occupancy levels will return to pre-COVID-19 levels.

In addition to the long-term impacts of COVID-19 and regulatory requirements discussed above, our operators have been and are likely to continue to be adversely affected by labor shortages and increased labor costs, as well as other inflation-related cost increases.

We continue to monitor the impacts of other regulatory changes, as discussed below, including any significant limits on the scope of services eligible for reimbursement and on reimbursement rates and fees, which could have a material adverse effect on an operator's results of operations and financial condition, which could adversely affect the operator's ability to meet its obligations to us.

**2023 and Recent Highlights**

*Investments*

- We acquired 30 facilities for total consideration of $261.2 million in 2023. The initial cash yield (the initial annual contractual cash rent divided by the purchase price) on these asset acquisitions was between 8.0% and 10.2%.

- We invested $82.5 million under our construction-in-progress and capital improvement programs in 2023.

- We funded $224.1 million under 12 new real estate loans with a weighted average interest rate of 10.9% in 2023. We also advanced $20.8 million under existing real estate loans in 2023.

*Dispositions and Impairments*

- In 2023, we sold 69 facilities for approximately $585.0 million in net cash proceeds, recognizing a net gain of approximately $79.7 million. Our sales during 2023 were primarily driven by restructuring transactions and negotiations related to our lease agreements with Guardian Healthcare ("Guardian") and LaVie Care Centers LLC ("LaVie," f/k/a Consulate Healthcare).

- In 2023, we recorded impairments on real estate properties of approximately $91.9 million on 25 facilities. Of the $91.9 million, $2.6 million related to two facilities that were classified as held for sale (and subsequently sold) for which the carrying value exceeded the fair value less costs to sell and $89.3 million related to 23 held for use facilities (of which $48.0 million relates to three facilities that were closed during the year) for which the carrying values exceeded the estimated fair value. Of the $89.3 million, $51.7 million related to 20 facilities that were subsequently sold during the year but did not meet the criteria to be classified as held for sale when the impairments were recognized.

*Financing Activities*

- In 2023, we sold 11.0 million shares of common stock under our $1.0 billion At-The-Market Offering Program ("ATM Program") and Dividend Reinvestment and Common Stock Purchase Plan ("DRCSPP"), generating aggregate gross proceeds of $339.0 million.

- During the second quarter of 2023, we terminated our five forward starting swaps with $400 million in notional value that were designated cash flow hedges of interest rate risk associated with interest payments on a forecasted issuance of fixed rate long-term debt, and we received a $92.6 million net cash settlement from the swap counterparties.

- During the second quarter of 2023, we entered into an interest rate swap with a notional amount of $50.0 million. The swap was effective June 30, 2023 and terminates on April 30, 2027. This interest rate swap is designated as a hedge against our exposure to changes in interest payment cash flow fluctuations in the variable interest rates on the OP term loan. The interest rate swap contract effectively converts our $50.0 million OP term loan to an aggregate fixed rate of approximately 5.521% through its maturity.

- On August 1, 2023, the Company repaid its $350 million of 4.375% senior notes that matured on August 1, 2023 using available cash.

- On August 8, 2023, the Company entered into a credit agreement (the "2025 Omega Credit Agreement") providing it with a new $400 million senior unsecured term loan facility (the "2025 Term Loan"). The 2025 Omega Credit Agreement contains an accordion feature permitting us, subject to compliance with customary conditions, to increase the maximum aggregate commitments thereunder to $500 million, by requesting an increase in the aggregate commitments under the 2025 Term Loan. The 2025 Term Loan bears interest at SOFR plus an applicable percentage (with a range of 85 to 185 basis points) based on our credit rating. The 2025 Term Loan matures on August 8, 2025, subject to Omega's option to extend such maturity date for two sequential 12-month periods. On September 27, 2023, Omega exercised the accordion feature to increase the aggregate commitment under the 2025 Term Loan by $28.5 million. We recorded $3.3 million of deferred financing costs and a $1.4 million discount in connection with the 2025 Omega Credit Agreement.

- During the third quarter of 2023, we entered into 11 new interest rate swaps with a notional amount of $428.5 million that terminate on August 6, 2027. These interest rate swaps are designated as hedges against our exposure to changes in interest payment cash flows as a result of the variable interest rate on the 2025 Term Loan. The interest rate swap contracts effectively convert our 2025 Term Loan to an aggregate fixed rate of approximately 5.597% through its maturity.

- During the fourth quarter of 2023, we terminated two foreign currency forward contracts that were entered into in March 2021 with notional amounts totaling £104.0 million. Omega received a net cash settlement of $11.4 million as a result of the termination. Concurrent with the termination of the two foreign currency forward contracts, during the fourth quarter of 2023, we entered into six new foreign currency forward contracts with notional amounts totaling £104.0 million and a GBP-USD forward rate of 1.2916, each of which mature between March 8, 2027 and March 8, 2030. These currency forward contracts hedge an intercompany loan between a U.S. and U.K. subsidiary.

*Other Highlights*

- During 2023, we advanced $147.4 million of new non-real estate loans with a weighted average interest rate of 10.5%. We also advanced $18.7 million under existing revolving working capital loans. These revolving working capital loans also had aggregate repayments of $23.0 million during 2023. Please see a description of our non-real estate loans in Item 1 — Business — Investment Strategy & Types.

*Collectibility Issues*

- During the year ended December 31, 2023, we placed one existing operator and two new operators, which Omega has not previously had relationships with prior to the second quarter of 2023, on a cash basis of revenue recognition as collection of substantially all contractual lease payments due from them was not deemed probable. There was no straight-line write-off associated with placing the existing operator on a cash basis of revenue recognition because the lease agreement did not contain any rent escalators. The lease agreements with each of the two new operators were executed in the second quarter of 2023 as part of transitions of facilities from other operators, and we placed them on a cash basis concurrent with the respective lease commencement dates, so there were no straight-line rent write-offs associated with moving these operators to cash basis. During the year ended December 31, 2023, we transitioned the portfolios of four cash basis operators with an aggregate of 48 facilities to leases with operators that are on a straight-line basis of revenue recognition. As of December 31, 2023, 19 operators are on a cash basis. These operators represent an aggregate 23.9% and 32.5% of our total revenues (excluding the impact of write-offs) for the years ended December 31, 2023 and 2022, respectively.

- During the year ended December 31, 2023, we allowed ten operators to defer $35.9 million of contractual rent and interest. The deferrals primarily related to the following operators: LaVie ($19.0 million), Healthcare Homes Limited ($8.2 million), Agemo Holdings, LLC ("Agemo") ($1.9 million) and Maplewood Senior Living (along with affiliates, "Maplewood") ($1.8 million). Additionally, we allowed six operators to apply collateral, such as security deposits or letters of credit, to contractual rent and interest during the year ended December 31, 2023. The total collateral applied to contractual rent and interest was $17.6 million for the year ended December 31, 2023.

- In the first quarter of 2023, Omega entered into a restructuring agreement, an amended and restated master lease and two new replacement loans with Agemo, a cash basis operator. As part of the restructuring agreement and related agreements, Omega agreed to, among other things, forgive and release Agemo from previously written off past due rent and interest obligations, reduce monthly contractual base rent from $4.8 million to $1.9 million, extend the initial Agemo lease term to December 31, 2036 and modify the existing Agemo loans into two replacement loans. During the second quarter of 2023, Agemo resumed making contractual rent payments in accordance with the restructuring agreement. We recorded rental income of $17.4 million for the year ended December 31, 2023 for the contractual rent payments that were received. Additionally,

Agemo's loans are on non-accrual status and are being accounted for under the cost recovery method; therefore, the $3.2 million of interest payments that we received during the year ended December 31, 2023 were applied directly against the principal balance outstanding.

- During 2023, we continued the process of restructuring our portfolio with LaVie by amending the lease agreements with LaVie to allow for a partial rent deferral of $19.0 million for the first four months of 2023, transitioning two facilities previously subject to the master lease with LaVie to another operator during the second quarter of 2023 and selling seven facilities previously subject to the master lease with LaVie to a third party during the third quarter of 2023. In the fourth quarter of 2023, Omega sold an additional 30 facilities and amended the master lease with LaVie to further reduce monthly rent to $3.3 million. LaVie began to short pay contractual rent during the third quarter of 2023, which continued into the fourth quarter of 2023. For the year ended December 31, 2023, LaVie paid total contractual rent of $37.0 million, a total short pay of $21.1 million of the $58.1 million due under the lease agreement after reflecting the deferral discussed above. As LaVie is on a cash basis of revenue recognition, only the $37.0 million of contractual rent payments that we received from LaVie were recorded as rental income during the year ended December 31, 2023. In January 2024, LaVie paid $1.45 million of contractual rent, a short pay of $1.85 million of the $3.3 million due under its lease agreement.

- In the first quarter of 2023, we entered into a restructuring agreement, master lease amendments and loan amendments with Maplewood, a cash basis operator. As part of the restructuring agreement and related agreements, Omega agreed to, among other things, extend the maturity date of the master lease to December 2037, fix contractual rent at $69.3 million per annum and defer the 2.5% annual escalators under our lease agreement through December 31, 2035, pay a $12.5 million option termination fee to Maplewood, extend the maturity date of the secured revolving credit facility to June 2035, increase the capacity of the secured revolving credit facility to $320.0 million and convert the 7% per annum cash interest due on the secured revolving credit facility to all payment-in-kind ("PIK") interest in 2023, 1% cash interest and 6% PIK interest in 2024, and 4% cash interest and 3% PIK interest in 2025 and through the maturity date. Additionally, we agreed to reduce Maplewood's share of any future potential sales proceeds (in excess of our gross investment) by the unpaid deferred rent balance, the $22.5 million of capital expenditures granted through the restructuring agreement and the $12.5 million option termination fee payment. Maplewood began to short pay contractual rent during the second quarter of 2023, which continued into the fourth quarter of 2023. For the year ended December 31, 2023, Maplewood paid total contractual rent of $57.8 million, a total short pay of $11.5 million of the $69.3 million due under the lease agreement for the year. Omega applied all $4.8 million of Maplewood's security deposit towards the total year to date shortfall and recognized rental income of $62.6 million for the year ended December 31, 2023. The security deposit was fully exhausted in the fourth quarter of 2023. The $12.5 million option termination fee payment made in the first quarter of 2023 in connection with the restructuring agreement was accounted for as a lease inducement. As Maplewood is on a cash basis of revenue recognition, the inducement was immediately expensed and was recorded as a reduction to the $62.6 million of rental income recognized for the year ended December 31, 2023. In January 2024, Maplewood short-paid the contractual rent amount due under its lease agreement by $2.0 million. We continue to take actions to preserve our rights and are in discussions with Maplewood to address the deficiency.

- In August 2023, Guardian, an operator that was already on a cash basis of revenue recognition, did not pay its contractual amount due under its lease agreement and continued to fail to make the required contractual rent payments due under its lease agreement throughout the remainder of 2023. During the third and fourth quarters of 2023, we applied $2.9 million and $4.4 million, respectively, of Guardian's security deposit to fund the unpaid rent. We recorded rental income of $16.8 million for the year ended December 31, 2023 for the contractual rent payments that were received from Guardian and through the application of Guardian's security deposit. Following the application of the security deposit in the third and fourth quarters of 2023, we had a $0.1 million security deposit remaining as of December 31, 2023, which can be applied to future rent shortfalls. We are in discussions to sell or release the facilities included in Guardian's master lease to another operator. In January 2024, Guardian did not pay the contractual rent amount due under its lease agreement of $1.5 million.

*Dividends*

- Quarterly cash dividends paid during 2023 aggregated to $2.68 per share. On January 26, 2024, the Board of Directors declared a cash dividend of $0.67 per share. The dividend will be paid on February 15, 2024 to stockholders of record as of the close of business on February 5, 2024.

**Results of Operations**

The following is our discussion of the consolidated results of operations for the year ended December 31, 2023 as compared to the year ended December 31, 2022. For a discussion of our results of operation for the year ended December 31, 2022 as compared to the year ended December 31, 2021, see "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Form 10-K for the year ended December 31, 2022 ("2022 Form 10-K").

*Comparison of results of operations for the years ended December 31, 2023 and 2022 (dollars in thousands):*

|  | Year Ended December 31, | | Increase/(Decrease) |
|---|---|---|---|
|  | 2023 | 2022 |  |
| Revenues: |  |  |  |
| Rental income | $825,380 | $750,208 | $ 75,172 |
| Income from direct financing leases | 1,014 | 1,023 | (9) |
| Interest income | 119,888 | 123,919 | (4,031) |
| Miscellaneous income | 3,458 | 3,094 | 364 |
| Expenses: |  |  |  |
| Depreciation and amortization | 319,682 | 332,407 | (12,725) |
| General and administrative | 81,504 | 69,397 | 12,107 |
| Real estate taxes | 15,025 | 15,500 | (475) |
| Acquisition, merger and transition related costs | 5,341 | 42,006 | (36,665) |
| Impairment on real estate properties | 91,943 | 38,451 | 53,492 |
| Provision for credit losses | 44,556 | 68,663 | (24,107) |
| Interest expense | 235,529 | 233,244 | 2,285 |
| Other income (expense): |  |  |  |
| Other income (expense) – net | 20,297 | (1,997) | 22,294 |
| Loss on debt extinguishment | (492) | (389) | (103) |
| Gain on assets sold – net | 79,668 | 359,951 | (280,283) |
| Income tax expense | (6,255) | (4,561) | (1,694) |
| (Loss) income from unconsolidated joint ventures | (582) | 7,261 | (7,843) |

Revenues

Following is a description of certain of the changes in revenues for the year ended December 31, 2023 compared to 2022:

- The increase in rental income was primarily the result of (i) a $114.8 million increase as a result of fewer straight-line rent receivable write-offs in 2023, with write-offs of $8.1 million and $122.9 million for the years ended December 31, 2023 and 2022, respectively, (ii) a $30.2 million increase related to facility acquisitions made throughout 2022 and 2023, lease extensions and other rent escalations and (iii) a $17.1 million net increase related to the impact of facility transitions, primarily from non-paying cash basis operators to straight-line basis operators, and sales, partially offset by a $88.3 million net decrease in rental income from cash basis operators, including Maplewood and LaVie, as a result of not recording straight-line lease revenue and/or receiving lower cash rent payments period over period from these operators, along with a one-time option termination payment of $12.5 million to Maplewood that was recorded as a reduction to rental income during the second quarter of 2023.

- The decrease in interest income was primarily due to (i) a $15.6 million decrease related to loans placed on non-accrual status, primarily the LaVie loans and the Maplewood loan, in which we have recognized less interest income period over period as a result of receiving less cash payments or the loans converting to PIK interest and (ii) a $10.6 million decrease related to early principal payments on our loans during 2022 and 2023, partially offset by a $21.8 million increase related to new and refinanced loans and additional fundings to existing operators made throughout 2022 and 2023. As noted above, during the year ended December 31, 2023, we funded $244.9 million in new or existing real estate loans and $166.1 million in new or existing non-real estate loans.

Expenses

Following is a description of certain of the changes in our expenses for the year ended December 31, 2023 compared to 2022:

- The decrease in depreciation and amortization expense primarily relates to facility sales and facilities reclassified to assets held for sale, partially offset by facility acquisitions and capital additions.

- The increase in general and administrative ("G&A") expense primarily relates to (i) a $7.8 million increase in stock-based compensation expense (see Note 19 — Stock-Based Compensation to the Consolidated Financial Statements for a full summary of stock-compensation movements over the last three years), (ii) a $3.3 million increase in payroll and benefits and (iii) a $1.3 million increase in professional service costs.

- The decrease in acquisition, merger and transition related costs primarily relates to costs incurred related to the transition of facilities with troubled operators.

- The 2023 impairments were recognized in connection with two facilities that were classified as held for sale for which the carrying values exceeded the estimated fair values less costs to sell and 23 held for use facilities for which the carrying value exceeded the fair value. The 2022 impairments were recognized in connection with two facilities that were classified as held for sale for which the carrying values exceeded the estimated fair values less costs to sell and 20 held for use facilities for which the carrying value exceeded the fair value. The 2023 and 2022 impairments were primarily the result of decisions to exit certain non-strategic facilities and/or operators.

- The change in provision for credit losses primarily relates to a net decrease in aggregate specific provisions recorded during 2023 compared to specific provisions recorded during 2022 (see Note 9 — Allowance for Credit Losses to the Consolidated Financial Statements for a full summary of allowance movements over the last three years), partially offset by increases in the general reserve recorded primarily resulting from increases in loan balances and increases in loss rates utilized in the estimate of expected credit losses for loans.

Other Income (Expense)

The decrease in total other income (expense) was primarily due to a $280.3 million decrease in gain on assets sold resulting from the sale of 69 facilities in 2023 compared to the sale of 66 facilities in 2022 as we continue to exit certain facilities, operator relationships and/or states to improve the strength of our overall portfolio, partially offset by a $22.3 million change in other income (expense) — net primarily related to increased interest income on short-term investments due to higher invested cash and favorable interest rates in 2023.

## Income from Unconsolidated Joint Ventures

The change in (loss) income from unconsolidated joint ventures was primarily due to higher interest rates on outstanding debt and fair value adjustments on our derivative instruments within our Cindat Joint Venture.

## Funds From Operations

We use funds from operations ("Nareit FFO"), a non-GAAP financial measure, as one of several criteria to measure the operating performance of our business. We calculate and report Nareit FFO in accordance with the definition of Funds from Operations and interpretive guidelines issued by the National Association of Real Estate Investment Trusts ("Nareit"). Nareit FFO is defined as net income (computed in accordance with GAAP), adjusted for the effects of asset dispositions and certain non-cash items, primarily depreciation and amortization and impairment on real estate assets, and after adjustments for unconsolidated partnerships and joint ventures and changes in the fair value of warrants. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect funds from operations on the same basis. Revenue recognized based on the application of security deposits and letters of credit or based on the ability to offset against other financial instruments is included within Nareit FFO. We believe that Nareit FFO is an important supplemental measure of our operating performance. As real estate assets (except land) are depreciated under GAAP, such accounting presentation implies that the value of real estate assets diminishes predictably over time, while real estate values instead have historically risen or fallen with market conditions. Nareit FFO was designed by the real estate industry to address this issue. Nareit FFO herein is not necessarily comparable to Nareit FFO of other REITs that do not use the same definition or implementation guidelines or interpret the standards differently from us.

We further believe that by excluding the effect of depreciation, amortization, impairment on real estate assets and gains or losses from sales of real estate, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, Nareit FFO can facilitate comparisons of operating performance between periods and between other REITs. We offer this measure to assist the users of our financial statements in evaluating our financial performance under GAAP, and Nareit FFO should not be considered a measure of liquidity, an alternative to net income or an indicator of any other performance measure determined in accordance with GAAP. Investors and potential investors in our securities should not rely on this measure as a substitute for any GAAP measure, including net income.

The following table presents our Nareit FFO reconciliation for the years ended December 31, 2023, 2022 and 2021:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| | (in thousands) | | |
| **Net income**[(1)(2)] | $248,796 | $ 438,841 | $ 428,302 |
| Deduct gain from real estate dispositions | (79,668) | (359,951) | (161,609) |
| Deduct gain from real estate dispositions – unconsolidated joint ventures | — | (93) | (14,880) |
| | 169,128 | 78,797 | 251,813 |
| Elimination of non-cash items included in net income: | | | |
| Depreciation and amortization | 319,682 | 332,407 | 342,014 |
| Depreciation – unconsolidated joint ventures | 10,423 | 10,881 | 12,285 |
| Add back impairments on real estate properties | 91,943 | 38,451 | 44,658 |
| Add back impairments on real estate properties – unconsolidated joint ventures | — | — | 4,430 |
| Add back unrealized loss on warrants | — | — | 43 |
| **Nareit FFO** | $591,176 | $ 460,536 | $ 655,243 |

---

(1) The years ended December 31, 2023, 2022 and 2021 include the application of $17.6 million, $11.0 million and $11.8 million, respectively, of security deposits (letter of credit and cash deposits) in revenue.

(2) The year ended December 31, 2021 includes $21.3 million of revenue related to Gulf Coast recognized based on our ability to offset uncollected rent against the interest and principal of certain debt obligations of Omega.

The $130.6 million increase in Nareit FFO for the year ended December 31, 2023 compared to 2022 is primarily driven by the overall increase in total revenue, the decrease in acquisition, merger and transition related costs and the decrease in provision for credit losses which are discussed in more detail in the Results of Operations above.

**Liquidity and Capital Resources**

*Sources and Uses*

Our primary sources of cash include rental income and interest payment receipts on our loans, existing availability under our Revolving Credit Facility, proceeds from our DRSPP and ATM Program, facility sales, the issuance of additional debt, including unsecured notes and term loans, and proceeds from real estate loan and non-real estate loan payoffs. We anticipate that these sources will be adequate to meet our principal cash flow needs through the next twelve months, which include common stock dividends and distributions to noncontrolling interest members, debt service payments (including principal and interest), real estate investments (including facility acquisitions, capital improvement programs and other capital expenditures), real estate loan and non-real estate loan advances and normal recurring G&A expenses (primarily consisting of employee payroll and benefits and expenses relating to third parties for legal, consulting and audit services).

*Capital Structure*

At December 31, 2023, we had total assets of $9.1 billion, total equity of $3.8 billion and total debt of $5.1 billion in our consolidated financial statements, with such debt representing approximately 57.6% of total capitalization.

Debt

At December 31, 2023 and 2022, the weighted average annual interest rate of our debt was 4.4% and 4.1%, respectively. Additionally, as of December 31, 2023, approximately 99% of our debt obligations, with outstanding principal balances, have fixed interest payments, after reflecting the impact of interest rate swaps that are designated cash flow hedges. As of December 31, 2023, Omega's debt obligations consisted of the following:

- $4.6 billion of senior unsecured notes with staggered maturity dates ranging from 2024 to 2033. These notes bear fixed interest rates between 3.25% and 5.25% per annum.

- A $1.45 billion Revolving Credit Facility that bears interest at SOFR plus an adjustment of 0.11448% per annum (or in the case of loans denominated in GBP, the Sterling overnight index average reference rate plus an adjustment of 0.1193% per annum) plus an applicable percentage (with a range of 95 to 185 basis points) based on our credit ratings. The Revolving Credit Facility matures on April 30, 2025, subject to Omega's option to extend such maturity date for two six-month periods. As of December 31, 2023, Omega had $20.4 million outstanding on the Revolving Credit Facility.

- A $428.5 million 2025 Term Loan that bears interest at SOFR plus an adjustment of 0.1% per annum plus an applicable percentage (with a range of 85 to 185 basis points) based on our credit ratings. We have 11 interest rate swaps designated as cash flow hedges, with notional value of $428.5 million, that effectively fix the SOFR-based portion of the 2025 Term Loan interest rate at 4.047%. The 2025 Term Loan matures on August 8, 2025, subject to Omega's option to extend such maturity date for two sequential 12-month periods.

- $62.0 million of secured borrowings consisting of HUD Mortgages and one term loan. As of December 31, 2023, we had $41.9 million of outstanding HUD Mortgages with a weighted average interest rate of 2.88% per annum that mature from 2049 to 2051.

- A $50.0 million OP Term Loan that bears interest at SOFR plus an adjustment of 0.11448% per annum plus an applicable percentage (with a range of 85 to 185 basis points) based on our credit ratings. We have an interest rate swap designated as a cash flow hedge, with a notional value of $50.0 million, that effectively fixes the SOFR-based portion of the OP Term Loan at 3.957%. The OP Term Loan matures on April 30, 2025, subject to Omega OP's option to extend such maturity date for two six-month periods.

As of December 31, 2023, we had long-term credit ratings of Baa3 from Moody's and BBB- from S&P Global and Fitch. Credit ratings impact our ability to access capital and directly impact our cost of capital as well. For example, our Revolving Credit Facility accrues interest and fees at a rate per annum equal to SOFR plus a margin that depends upon our credit rating. A downgrade in credit ratings by Moody's and S&P Global may have a negative impact on the interest rates and fees for our Revolving Credit Facility, OP Term Loan and 2025 Term Loan.

As of December 31, 2023, we have $400 million of 4.95% senior notes due April 2024. As of December 31, 2023, we had approximately $442.8 million of cash and cash equivalents on our Consolidated Balance Sheets and $1.4 billion of availability under our revolving credit facility. As discussed below, we also have $708.2 million of potential sales remaining under the ATM Program. This combination of liquidity sources, along with cash from operating activities, provides us with ability to repay the senior notes due in April 2024.

Certain of our other secured and unsecured borrowings are subject to customary affirmative and negative covenants, including financial covenants. As of December 31, 2023 and 2022, we were in compliance with all affirmative and negative covenants, including financial covenants, for our secured and unsecured borrowings.

Equity

At December 31, 2023, we had 245.3 million shares of common stock outstanding and our shares had a market value of $7.5 billion. As of December 31, 2023, we had the following equity programs in place that we can utilize to raise capital:

- The ATM Program under which shares of common stock having an aggregate gross sales price of up to $1.0 billion may be sold from time to time. The ATM Program has a forward sale provision that generally allows Omega to lock in a price on the sale of shares of common stock when sold by the forward sellers but defer receiving the net proceeds from such sales until the shares of our common stock are issued at settlement on a later date. We have not utilized the forward provisions under the ATM Program. We have $708.2 million of sales remaining under the ATM Program as of December 31, 2023.

- We have a DRSPP that allows for the reinvestment of dividends and the optional purchase of our common stock.

*Dividends*

As a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (i) 90% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain), and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. In addition, if we dispose of any built-in gain asset during a recognition period, we will be required to distribute at least 90% of the built-in gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and paid on or before the first regular dividend payment after such declaration. In addition, such distributions are required to be made pro rata, with no preference to any share of stock as compared with other shares of the same class, and with no preference to one class of stock as compared with another class except to the extent that such class is entitled to such a preference. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our "REIT taxable income" as adjusted, we will be subject to tax thereon at regular corporate rates.

*Material Cash Requirements*

The following table shows our material cash requirements, described below, as of December 31, 2023:

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | Years 2 – 3 | Years 4 – 5 | More than 5 years |
| | (in thousands) | | | | |
| Debt[(1)(2)] | $5,110,525 | $420,770 | $1,501,027 | $1,252,257 | $1,936,471 |
| Interest payments on long-term debt[(2)(3)] | 909,543 | 211,178 | 318,556 | 186,104 | 193,705 |
| Operating lease and other obligations[(2)(4)] | 82,871 | 3,016 | 5,761 | 5,505 | 68,589 |
| Total | $6,102,939 | $634,964 | $1,825,344 | $1,443,866 | $2,198,765 |

(1) The $5.1 billion of debt outstanding includes: (i) $50 million under the OP Term Loan due April 2025, (ii) $428.5 million under the 2025 Term Loan due August 2025, (iii) $400 million of 4.95% Senior Notes due April 2024, (iv) $400 million of 4.50% Senior Notes due January 2025, (v) $600 million of 5.25% Senior Notes due January 2026, (vi) $700 million of 4.5% Senior Notes due April 2027, (vii) $550 million of 4.75% Senior Notes due January 2028, (viii) $500 million of 3.625% Senior Notes due October 2029, (ix) $700 million of 3.375% Senior Notes due February 2031, (x) $700 million of 3.25% Senior Notes due April 2033, (xi) $19.8 million of 10.85% per annum debt held at a consolidated joint venture due February 2024, (xii) $41.9 million of HUD debt at a 2.88% weighted average interest rate due between 2049 and 2051 and (xiii) $20.4 million under the revolving credit facility. Other than the $50 million outstanding under the OP Term Loan, the $41.9 million of HUD debt and the $19.8 million of debt held at the consolidated joint venture, Parent is the obligor of all outstanding debt.

(2) Based on foreign currency exchange rates in effect as of December 31, 2023.

(3) Based on variable interest rates in effect as of December 31, 2023 and including the impact of interest rate swaps designated as cash flow hedges.

(4) See Note 6 to our consolidated financial statements for additional information.

*Capital Expenditures and Funding Commitments*

In addition to the obligations in the table above, as of December 31, 2023, we also had $191.9 million of commitments to fund the construction of new leased and mortgaged facilities, capital improvements and other commitments. Additionally, we have commitments to fund $46.3 million of advancements under existing other real estate loans and $46.2 million of advancements under existing non-real estate loans. These commitments are expected to be funded over the next several years and are dependent upon the operators' election to use the commitments.

*Other Arrangements*

We own interests in certain unconsolidated joint ventures as described in Note 11 to the Consolidated Financial Statements — Investments in Joint Ventures. Our risk of loss is generally limited to our investment in the joint venture and any outstanding loans receivable.

We also hold variable interests in certain unconsolidated entities through our loan and other investments. See disclosures regarding our risk of loss associated with these entities with Note 10 to the Consolidated Financial Statements — Variable Interest Entities.

We use derivative instruments to hedge interest rate and foreign currency exchange rate exposure as discussed in Note 15 to the Consolidated Financial Statements — Derivatives and Hedging.

*Cash Flow Summary*

The following is a summary of our sources and uses of cash flows for the year ended December 31, 2023 as compared to the year ended December 31, 2022 (dollars in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | Increase/(Decrease) |
| Net cash provided by (used in): | | | |
| Operating activities | $ 617,736 | $ 625,727 | $ (7,991) |
| Investing activities | (770) | 442,853 | (443,623) |
| Financing activities | (473,310) | (789,447) | 316,137 |

For a discussion of our consolidated cash flows for the year ended December 31, 2022 as compared to the year ended December 31, 2021, see "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2022 Form 10-K.

Cash, cash equivalents and restricted cash totaled $444.7 million as of December 31, 2023, an increase of $144.1 million as compared to the balance at December 31, 2022. The following is a discussion of changes in cash, cash equivalents and restricted cash due to operating, investing and financing activities, which are presented in our Consolidated Statements of Cash Flows.

Operating Activities — The decrease in net cash provided by operating activities is primarily driven by a $30.6 million change in the net movements of the operating assets and liabilities. The decrease was partially offset by an increase of $22.6 million of net income, net of $212.6 million of non-cash items, primarily due to a year over year increase in rental income and decrease in acquisition, merger and transition related costs, as discussed in our material changes analysis under Results of Operations above.

Investing Activities — The change in cash used in (provided by) investing activities related primarily to (i) a $229.1 million decrease in loan repayments, net of placements due to significant paydowns on the Ciena Healthcare mortgage loans and other loans during 2022, (ii) a $174.0 million decrease in proceeds from the sales of real estate investments driven by the sale of the Gulf Coast facilities in the first quarter of 2022, (iii) a $32.5 million increase in real estate acquisitions, (iv) an $18.2 million increase in capital improvements to real estate investments and construction in progress related to a Washington D.C. development with Maplewood and (v) a $12.2 million increase in investments in unconsolidated joint ventures primarily related to the four new joint venture investments in the second and third quarters of 2023. Offsetting these changes were: (i) an $11.4 million increase in proceeds from net investment hedges related to the termination of two foreign currency forwards during the fourth quarter of 2023, (ii) a $5.5 million increase in receipts from insurance proceeds from claims on damaged facilities and (iii) a $5.5 million increase in distributions from unconsolidated joint ventures in excess of earnings.

Financing Activities — The change in cash used in financing activities was primarily related to (i) a $328.3 million increase in cash proceeds from the issuance of common stock, (ii) a $142.3 million decrease in repurchases of shares of common stock, (iii) a $92.6 million increase in proceeds from derivative instruments as a result of the termination of our forward starting swaps in the second quarter of 2023 and (iv) a $9.6 million decrease in redemptions of OP units, partially offset by (i) a $236.0 million increase in repayments on other long-term borrowings, net of proceeds, primarily due to the early pay-off of 32 HUD mortgage loans during 2023, (ii) an $11.0 million increase in dividends paid primarily related to share issuances during 2023, (iii) a $5.9 million increase in distributions to Omega OP Unit holders and (iv) a $3.4 million increase in payment of financing related costs related to the Company entering into the 2025 Term Loan during the third quarter of 2023.

**Supplemental Guarantor Information**

Parent has issued approximately $4.6 billion aggregate principal of senior notes outstanding at December 31, 2023 that were registered under the Securities Act of 1933, as amended. The senior notes are guaranteed by Omega OP.

The SEC adopted amendments to Rule 3-10 of Regulation S-X and created Rule 13-01 to simplify disclosure requirements related to certain registered securities, such as our senior notes. As a result of these amendments, registrants are permitted to provide certain alternative financial and non-financial disclosures, to the extent material, in lieu of separate financial statements for subsidiary issuers and guarantors of registered debt securities. Accordingly, separate consolidated financial statements of Omega OP have not been presented. Parent and Omega OP, on a combined basis, have no material assets, liabilities or operations other than financing activities (including borrowings under the outstanding senior notes, revolving credit facility and term loans) and their investments in non-guarantor subsidiaries.

Omega OP is currently the sole guarantor of our senior notes. The guarantees by Omega OP of our senior notes are full and unconditional and joint and several with respect to the payment of the principal and premium and interest on our senior notes. The guarantees of Omega OP are senior unsecured obligations of Omega OP that rank equal with all existing and future senior debt of Omega OP and are senior to all subordinated debt. However, the guarantees are effectively subordinated to any secured debt of Omega OP. As of December 31, 2023, there were no significant restrictions on the ability of Omega OP to make distributions to Omega.

**Critical Accounting Policies and Estimates**

The preparation of financial statements in conformity with GAAP in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses. Our significant accounting policies are described in Note 2 — Summary of Significant Accounting Policies to the Consolidated Financial Statements. These policies were followed in preparing the Consolidated Financial Statements for all periods presented. Actual results could differ from those estimates.

We have identified the following accounting policies that we believe are critical accounting policies. These critical accounting policies are those that have the most impact on the reporting of our financial condition and those requiring significant assumptions, judgments and estimates. With respect to these critical accounting policies, we believe the application of assumptions, judgments and estimates is consistently applied and produces financial information that fairly presents the results of operations for all periods presented. The following table presents information about our critical accounting policies, as well as the material assumptions used to develop each estimate:

| Nature of Critical Accounting Estimate | Assumptions/Approach Used |
|---|---|
| **Revenue Recognition**<br><br>Rental income from our operating leases is generally recognized on a straight-line basis over the lease term when we have determined that the collectibility of substantially all of the lease payments is probable. If we determine that it is not probable that substantially all of the lease payments will be collected, we account for the revenue under the lease on a cash basis. | We assess the probability of collecting substantially all payments under our leases based on several factors, including, among other things, payment history of the lessee, the financial strength of the lessee and any guarantors, historical operations and operating trends, current and future economic conditions and expectations of performance (which includes known substantial doubt about an operator's ability to continue as a going concern). If our evaluation of these factors indicates it is not probable that we will be able to collect substantially all rents, we place that operator on a cash basis and limit our rental income to the lesser of lease income on a straight-line basis plus variable rents when they become accruable or cash collected. As a result of placing an operator on a cash basis, we may recognize a charge to rental income for any contractual rent receivable, straight-line rent receivable and lease inducements.<br><br>As of December 31, 2023 and 2022, we had outstanding straight-line rent receivables of $202.7 million and $166.1 million, respectively, and lease inducements of $8.8 million and $6.0 million, respectively. During 2023, we placed three operators on a cash-basis but did not write-off any contractual receivables, straight-line rent receivables and lease inducements to rental income in connection with these operators, as two related to new lease agreements and one related to an operator with a lease that had no rent escalators. During 2022, we wrote-off approximately $119.8 million of contractual receivables, straight-line rent receivables and lease inducements to rental income primarily as a result of placing nine operators on a cash-basis. If we change our conclusion regarding the probability of collecting rent payments required by a lessee, we may recognize an adjustment to rental income in the period we make a change to our prior conclusion. Changes in the assessment of probability are accounted for on a cumulative basis as if the lease had always been accounted for based on the current determination of the likelihood of collection, potentially resulting in increased volatility of rental income. |

| Nature of Critical Accounting Estimate | Assumptions/Approach Used |
|---|---|
| **Real Estate Investment Impairment**<br><br>Assessing impairment of real property involves subjectivity in determining if indicators of impairment are present and in estimating the future undiscounted cash flows. The estimated future undiscounted cash flows are generally based on the related lease which relates to one or more properties and may include cash flows from the eventual disposition of the asset. In some instances, there may be various potential outcomes for a real estate investment and its potential future cash flows. In these instances, the undiscounted future cash flows used to assess the recoverability are probability-weighted based on management's best estimates as of the date of evaluation. These estimates can have a significant impact on the undiscounted cash flows. | We evaluate our real estate investments for impairment indicators at each reporting period, including the evaluation of our assets' useful lives. The judgment regarding the existence of impairment indicators is based on factors such as, but not limited to, market conditions, operator performance including the current payment status of contractual obligations and expectations of the ability to meet future contractual obligations, legal structure, as well as our intent with respect to holding or disposing of the asset. If indicators of impairment are present, we evaluate the carrying value of the related real estate investments in relation to our estimate of future undiscounted cash flows of the underlying facilities to determine if an impairment charge is necessary. This analysis requires us to use judgment in determining whether indicators of impairment exist, probabilities of potential outcomes and to estimate the expected future undiscounted cash flows or estimated fair values of the facility which impact our assessment of impairment, if any.<br><br>During 2023, we recorded impairments on real estate properties of approximately $91.9 million on 25 facilities. During 2022, we recorded impairments on real estate properties of approximately $38.5 million on 22 facilities. |
| **Asset Acquisitions**<br><br>We believe that our real estate acquisitions are typically considered asset acquisitions. The assets acquired and liabilities assumed are recognized by allocating the cost of the acquisition, including transaction costs, to the individual assets acquired and liabilities assumed on a relative fair value basis. Tangible assets consist primarily of land, building and site improvements and furniture and equipment. Identifiable intangible assets and liabilities primarily consist of the above or below market component of in-place leases. | The allocation of the purchase price to the related real estate acquired (tangible assets and intangible assets and liabilities) involves subjectivity as such allocations are based on a relative fair value analysis. In determining the fair values that drive such analysis, we estimate the fair value of each component of the real estate acquired which generally includes land, buildings and site improvements, furniture and equipment, and the above or below market component of in-place leases. Significant assumptions used to determine such fair values include comparable land sales, capitalization rates, discount rates, market rental rates and property operating data, all of which can be impacted by expectations about future market or economic conditions. Our estimates of the values of these components affect the amount of depreciation and amortization we record over the estimated useful life of the property or the term of the lease.<br><br>During 2023 and 2022, we acquired real estate assets of approximately $261.2 million and $225.2 million, respectively. These transactions were accounted for as asset acquisitions and the purchase price of each was allocated based on the relative fair values of the assets acquired and liabilities assumed. |

| Nature of Critical Accounting Estimate | Assumptions/Approach Used |
|---|---|
| **Allowance for Credit Losses on Real Estate Loans, Non-real Estate Loans and Direct Financing Leases** | |
| For purposes of determining our allowance for credit loss, we pool financial assets that have similar risk characteristics. We aggregate our financial assets by financial instrument type and by internal risk rating. Our internal ratings range between 1 and 7. An internal rating of 1 reflects the lowest likelihood of loss and a 7 reflects the highest likelihood of loss.<br><br>We have a limited history of incurred losses and consequently have elected to employ external data to perform our expected credit loss calculation. We utilize a probability of default ("PD") and loss given default ("LGD") methodology.<br><br>Periodically, the Company may identify an individual loan for impairment. When we identify a loan impairment, the loan is written down to the present value of the expected future cash flows. In cases where expected future cash flows are not readily determinable, the loan is written down to the fair value of the underlying collateral. We may base our valuation on a loan's observable market price, if any, or the fair value of collateral, net of sales costs, if the repayment of the loan is expected to be provided solely by the sale of the collateral. | We assess our internal credit ratings on a quarterly basis. Our internal credit ratings consider several factors including the collateral and/or security, the performance of borrowers underlying facilities, if applicable, available credit support (e.g., guarantees), borrowings with third parties, and other ancillary business ventures and real estate operations of the borrower.<br><br>Our model's historic inputs consider PD and LGD data for residential care facilities published by the Federal Housing Administration ("FHA") along with Standards & Poor's one-year global corporate default rates. Our historical loss rates revert to historical averages after 36 periods. Our model's current conditions and supportable forecasts consider internal credit ratings, current and projected U.S. unemployment rates published by the U.S. Bureau of Labor Statistics and the Federal Reserve Bank of St. Louis and the weighted average life to maturity of the underlying financial asset. During 2023 and 2022, we recorded a provision for credit losses of approximately $44.6 million and $68.7 million, respectively. As of December 31, 2023 and 2022, we had a total allowance for credit loss of $222.2 million and $188.4 million, respectively. A 10% increase or decrease in the FHA default rates as of December 31, 2023 would result in an additional provision or recovery for credit losses of $4.9 million. If the weighted average yield to maturity on our portfolio increases or decreases by 10%, this will result in an additional provision or recovery for credit losses of $7.2 million or $5.8 million, respectively. |

**Item 7A — Quantitative and Qualitative Disclosures About Market Risk**

We are exposed to various market risks, including the potential loss arising from adverse changes in interest rates and foreign currency exchange rates. We use financial derivative instruments to hedge our interest rate exposure as well as our foreign currency exchange rate exposure. We do not enter into our market risk sensitive financial instruments and related derivative positions (if any) for trading or speculative purposes. The following disclosures discuss potential fluctuations in interest rates and foreign currency exchange rates and are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument. Readers are cautioned that many of the statements contained in these paragraphs are forward-looking and should be read in conjunction with our disclosures under the heading "Forward-Looking Statements" set forth above. The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts. Accordingly, the estimates presented below are not necessarily indicative of the amounts we would realize in a current market exchange.

**Interest Rate Risk**

We borrow debt at a combination of variable and fixed rates. Movements in interest rates on our variable rate borrowings would change our future earnings and cash flows but not significantly affect the fair value of those instruments. During the year ended December 31, 2023, we incurred interest expense of $4.9 million related to variable rate borrowings outstanding under our Revolving Credit Facility, OP Term Loan and two other term loans. Assuming no changes in outstanding balances, and inclusive of the impact of interest rate swaps designated as cash flow hedges noted below, a hypothetical 1% increase in interest rates would result in a $0.7 million increase in our annual interest expense. A hypothetical 1% decrease in interest rates would result in a $0.7 million decrease in our annual interest expense. As of December 31, 2023, only our Revolving Credit Facility and one other term loan have variable rate borrowings, when considering the impact of interest rate swaps that are designated as cash flow hedges for the 2025 Term Loan and the OP Term Loan.

A change in interest rates will not affect the interest expense associated with our long-term fixed rate borrowings but will affect the fair value of our long-term fixed rate borrowings. The estimated fair value of our total long-term fixed-rate borrowings at December 31, 2023 was approximately $4.2 billion, which includes our senior notes and outstanding HUD mortgage loans. A hypothetical 1% increase in interest rates would result in a decrease in the fair value of long-term fixed-rate borrowings by approximately $167.1 million at December 31, 2023. A hypothetical 1% decrease in interest rates would result in an increase in the fair value of long-term fixed-rate borrowings by approximately $178.3 million at December 31, 2023.

At December 31, 2023, we have $478.5 million of interest rate swaps outstanding that are recorded at fair value in other assets and accrued expenses and other liabilities on our Consolidated Balance Sheets. The interest rate swaps hedge the interest rate risk associated with interest payments on the 2025 Term Loan and OP Term Loan.

**Foreign Currency Risk**

We are exposed to foreign currency risk through our investments in the U.K. Increases or decreases in the value of the British Pound Sterling relative to the U.S. Dollar impact the amount of net income we earn from our investments in the U.K. Based solely on our results for the year ended December 31, 2023, if the applicable exchange rate was to increase or decrease by 10%, our net income from our consolidated U.K.-based investments would increase or decrease, as applicable by $2.2 million.

To hedge a portion of our net investments in the U.K., at December 31, 2023, we have ten foreign currency forward contracts with notional amounts totaling £250.0 million that mature between 2024 and 2030.

**Item 8 — Financial Statements and Supplementary Data**

The consolidated financial statements listed under Item 15 — Exhibits and Financial Statement Schedules and the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, on such financial statements are filed as part of this report beginning on page F-1. There have been no retrospective changes to our Consolidated Statements of Operations for any of the quarters within the two most recent fiscal years that are individually or in the aggregate material.

**Item 9 — Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

**Item 9A — Controls and Procedures**

**Evaluation of Disclosure Controls and Procedures**

In connection with the preparation of our Form 10-K as of and for the year ended December 31, 2023, management evaluated the effectiveness of the design and operation of disclosure controls and procedures of the Company as of December 31, 2023. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer of the Company concluded that the disclosure controls and procedures of the Company were effective at the reasonable assurance level as of December 31, 2023.

**Management's Report on Internal Control over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

In connection with the preparation of this Form 10-K, our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023. In making that assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework ("2013 framework"). Based on management's assessment, management believes that, as of December 31, 2023, the Company's internal control over financial reporting was effective based on those criteria.

The independent registered public accounting firm's attestation reports regarding the Company's internal control over financial reporting is included in the 2023 financial statements under the caption entitled Report of Independent Registered Public Accounting Firm and is incorporated herein by reference.

**Changes in Internal Control Over Financial Reporting**

There were no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2023 identified in connection with the evaluation of their disclosure controls and procedures described above that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

**Item 9B — Other Information**

**Rule 10b5-1 Trading Plans**

No officers or directors, as defined in Rule 16a-1(f), adopted, modified and/or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as defined in Regulation S-K Item 408, during the fourth quarter of 2023.

**Item 9C — Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not Applicable.

**PART III**

**Item 10 — Directors, Executive Officers of the Registrant and Corporate Governance**

The information required by this item is incorporated herein by reference to our Company's definitive proxy statement for the 2024 Annual Meeting of Stockholders, to be filed with the SEC pursuant to Regulation 14A.

For information regarding executive officers of our Company, see Item 1 — Business — Information about our Executive Officers.

**Code of Business Conduct and Ethics**

We have adopted a written Code of Business Conduct and Ethics ("Code of Ethics") that applies to all of our directors and employees, including our chief executive officer, chief financial officer, chief accounting officer and controller. A copy of our Code of Ethics is available on our website at www.omegahealthcare.com. Any amendment to our Code of Ethics or any waiver of our Code of Ethics that is required to be disclosed will be provided on our website at www.omegahealthcare.com promptly following the date of such amendment or waiver.

**Item 11 — Executive Compensation**

The information required by this item is incorporated herein by reference to our Company's definitive proxy statement for the 2024 Annual Meeting of Stockholders, to be filed with the SEC pursuant to Regulation 14A.

**Item 12 — Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The information required by this item is incorporated herein by reference to our Company's definitive proxy statement for the 2024 Annual Meeting of Stockholders, to be filed with the SEC pursuant to Regulation 14A, except as set forth below.

The following table provides information about shares available for future issuance under our equity compensation plans as of December 31, 2023:

**Equity Compensation Plan Information**

| Plan category | (a)<br>Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] | (b)<br>Weighted-average exercise price of outstanding options, warrants and rights[2] | (c)<br>Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)[3] |
|---|---|---|---|
| Equity compensation plans approved by security holders | 5,495,729 | $ — | 6,875,400 |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | 5,495,729 | $ — | 6,875,400 |

(1) Reflects (i) 509,832 time-based restricted stock units ("RSUs") and profit interest units ("PIUs"), (ii) 4,332,055 shares related to performance-based RSUs ("PRSUs") and performance-based PIUs that could be issued if certain performance conditions are achieved and (iii) 653,842 shares in respect of outstanding deferred stock units.

(2) No exercise price is payable with respect to the RSUs and PRSUs.

(3) Reflects (i) 6,415,168 shares of common stock under our 2018 Stock Incentive Plan and (ii) 460,232 shares of common stock under the Omega Healthcare Investors, Inc. Employee Stock Purchase Plan.

**Item 13 — Certain Relationships and Related Transactions, and Director Independence**

The information required by this item is incorporated herein by reference to our Company's definitive proxy statement for the 2024 Annual Meeting of Stockholders, to be filed with the SEC pursuant to Regulation 14A.

**Item 14 — Principal Accountant Fees and Services**

The information required by this item is incorporated herein by reference to our Company's definitive proxy statement for the 2024 Annual Meeting of Stockholders, to be filed with the SEC pursuant to Regulation 14A.

**PART IV**

**Item 15 — Exhibits and Financial Statement Schedules**

(a)(1) Listing of Consolidated Financial Statements

| Title of Document | Page Number |
|---|---|
| **Reports of Independent Registered Public Accounting Firm (PCAOB ID: 42)** . . . . . . . | F-1 |
| Consolidated Balance Sheets as of December 31, 2023 and 2022 . . . . . . . . . . . . . . | F-4 |
| Consolidated Statements of Operations for the three years ended December 31, 2023 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | F-5 |
| Consolidated Statements of Comprehensive Income for the three years ended December 31, 2023 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | F-6 |
| Consolidated Statements of Equity for the three years ended December 31, 2023 . . | F-7 |
| Consolidated Statements of Cash Flows for the three years ended December 31, 2023 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | F-8 |
| Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . | F-9 |

(a)(2) Financial Statement Schedules. The following consolidated financial statement schedules are included herein:

| | |
|---|---|
| Schedule III — Real Estate and Accumulated Depreciation . . . . . . . . . . . . . . . . . . | F-72 |
| Schedule IV — Mortgage Loans on Real Estate . . . . . . . . . . . . . . . . . . . . . . . . | F-74 |

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable or have been omitted because sufficient information has been included in the notes to the Consolidated Financial Statements.

(a)(3) Exhibits — See "*Index to Exhibits*" beginning on Page I-1 of this report.

**Item 16 — Form 10-K Summary**

None.

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and the Board of Directors of Omega Healthcare Investors, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Omega Healthcare Investors, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedules listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 12, 2024 expressed an unqualified opinion thereon.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

**Collectibility of future lease payments**

*Description of the Matter*

During 2023, the Company recognized rental income of $825.4 million and recorded straight-line rent and lease inducement receivables of $211.5 million at December 31, 2023. As described in Note 2 to the consolidated financial statements, the timing and pattern of rental income recognition for operating leases is affected by the Company's determination as to whether the collectibility of substantially all lease payments is probable.

Auditing the Company's accounting for rental income is complex due to the judgment involved in the Company's determination of the collectibility of future lease payments. The determination involves consideration of the lessee's payment history, an assessment of the financial strength of the lessee and any guarantors, where applicable, historical operations and operating trends, current and future economic conditions, and expectations of performance (which includes known substantial doubt about an operator's ability to continue as a going concern).

*How We Addressed the Matter in Our Audit*

We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over the recognition of rental income, including controls over management's assessment of the collectibility of future lease payments. For example, we tested controls over management's consideration of the factors used in assessing collectibility and controls over the completeness and accuracy of the data used in management's analyses.

To test the rental income recognized, we performed audit procedures that included, among others, evaluating the collectibility of future lease payments. For example, we assessed the lessee's payment history, historical operating results of the properties, and factors contributing to the financial strength of the lessee, including current and future economic conditions, as well as management's assessment of the expectation of performance of a sample of operators. We also considered whether other information obtained throughout the course of our audit procedures corroborated or contradicted management's analysis. In addition, we tested the completeness and accuracy of the data that was used in management's analyses.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1992.

Baltimore, Maryland
February 12, 2024

**Report of Independent Registered Public Accounting Firm**

To the Stockholders and Board of Directors of Omega Healthcare Investors, Inc.

**Opinion on Internal Control over Financial Reporting**

We have audited Omega Healthcare Investors, Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Omega Healthcare Investors, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of Omega Healthcare Investors, Inc. as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedules listed in the Index at Item 15(a)(2) and our report dated February 12, 2024 expressed an unqualified opinion thereon.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control Over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Baltimore, Maryland
February 12, 2024

## OMEGA HEALTHCARE INVESTORS, INC.
## CONSOLIDATED BALANCE SHEETS
### (in thousands, except per share amounts)

| | December 31, 2023 | December 31, 2022 |
|---|---:|---:|
| **ASSETS** | | |
| Real estate assets | | |
| Buildings and improvements | $ 6,863,177 | $ 7,347,853 |
| Land | 866,866 | 923,605 |
| Furniture and equipment | 466,291 | 499,902 |
| Construction in progress | 138,410 | 88,904 |
| Total real estate assets | 8,334,744 | 8,860,264 |
| Less accumulated depreciation | (2,458,809) | (2,322,773) |
| Real estate assets – net | 5,875,935 | 6,537,491 |
| Investments in direct financing leases – net | 8,716 | 8,503 |
| Real estate loans receivable – net | 1,212,162 | 1,042,731 |
| Investments in unconsolidated joint ventures | 188,409 | 178,920 |
| Assets held for sale | 93,707 | 9,456 |
| Total real estate investments | 7,378,929 | 7,777,101 |
| Non-real estate loans receivable – net | 275,615 | 225,281 |
| Total investments | 7,654,544 | 8,002,382 |
| Cash and cash equivalents | 442,810 | 297,103 |
| Restricted cash | 1,920 | 3,541 |
| Contractual receivables – net | 11,888 | 8,228 |
| Other receivables and lease inducements | 214,657 | 177,798 |
| Goodwill | 643,897 | 643,151 |
| Other assets | 147,686 | 272,960 |
| Total assets | $ 9,117,402 | $ 9,405,163 |
| **LIABILITIES AND EQUITY** | | |
| Revolving credit facility | $ 20,397 | $ 19,246 |
| Secured borrowings | 61,963 | 366,596 |
| Senior notes and other unsecured borrowings – net | 4,984,956 | 4,900,992 |
| Accrued expenses and other liabilities | 287,795 | 315,047 |
| Total liabilities | 5,355,111 | 5,601,881 |
| Preferred stock $1.00 par value authorized – 20,000 shares, issued and outstanding – none | — | — |
| Common stock $0.10 par value authorized – 350,000 shares, issued and outstanding – 245,282 shares as of December 31, 2023 and 234,252 shares as of December 31, 2022 | 24,528 | 23,425 |
| Additional paid-in capital | 6,671,198 | 6,314,203 |
| Cumulative net earnings | 3,680,581 | 3,438,401 |
| Cumulative dividends paid | (6,831,061) | (6,186,986) |
| Accumulated other comprehensive income | 29,338 | 20,325 |
| Total stockholders' equity | 3,574,584 | 3,609,368 |
| Noncontrolling interest | 187,707 | 193,914 |
| Total equity | 3,762,291 | 3,803,282 |
| Total liabilities and equity | $ 9,117,402 | $ 9,405,163 |

See accompanying notes.

## OMEGA HEALTHCARE INVESTORS, INC.
## CONSOLIDATED STATEMENTS OF OPERATIONS
### (in thousands, except per share amounts)

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| **Revenues** | | | |
| Rental income | $825,380 | $750,208 | $ 923,677 |
| Income from direct financing leases | 1,014 | 1,023 | 1,029 |
| Interest income | 119,888 | 123,919 | 136,382 |
| Miscellaneous income | 3,458 | 3,094 | 1,721 |
| Total revenues | 949,740 | 878,244 | 1,062,809 |
| **Expenses** | | | |
| Depreciation and amortization | 319,682 | 332,407 | 342,014 |
| General and administrative | 81,504 | 69,397 | 64,628 |
| Real estate taxes | 15,025 | 15,500 | 12,260 |
| Acquisition, merger and transition related costs | 5,341 | 42,006 | 1,814 |
| Impairment on real estate properties | 91,943 | 38,451 | 44,658 |
| Recovery on direct financing leases | — | — | (717) |
| Provision for credit losses | 44,556 | 68,663 | 77,733 |
| Interest expense | 235,529 | 233,244 | 234,604 |
| Total expenses | 793,580 | 799,668 | 776,994 |
| **Other income (expense)** | | | |
| Other income (expense) – net | 20,297 | (1,997) | (581) |
| Loss on debt extinguishment | (492) | (389) | (30,763) |
| Gain on assets sold – net | 79,668 | 359,951 | 161,609 |
| Total other income | 99,473 | 357,565 | 130,265 |
| **Income before income tax expense and (loss) income from** | | | |
| **unconsolidated joint ventures** | **255,633** | **436,141** | **416,080** |
| Income tax expense | (6,255) | (4,561) | (3,840) |
| (Loss) income from unconsolidated joint ventures | (582) | 7,261 | 16,062 |
| **Net income** | **248,796** | **438,841** | **428,302** |
| Net income attributable to noncontrolling interest | (6,616) | (11,914) | (11,563) |
| **Net income available to common stockholders** | **$242,180** | **$426,927** | **$ 416,739** |
| **Earnings per common share available to common stockholders:** | | | |
| **Basic:** | | | |
| Net income available to common stockholders | $ 1.01 | $ 1.81 | $ 1.76 |
| **Diluted:** | | | |
| Net income available to common stockholders | $ 1.00 | $ 1.80 | $ 1.75 |

See accompanying notes.

**OMEGA HEALTHCARE INVESTORS, INC.**
**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME**
**(in thousands)**

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2023** | **2022** | **2021** |
| **Net income** | $248,796 | $438,841 | $428,302 |
| Other comprehensive income (loss) | | | |
| Foreign currency translation | 20,531 | (32,770) | (1,842) |
| Cash flow hedges | (11,245) | 55,949 | 12,689 |
| Total other comprehensive income | 9,286 | 23,179 | 10,847 |
| **Comprehensive income** | 258,082 | 462,020 | 439,149 |
| Comprehensive income attributable to noncontrolling interest | (6,889) | (12,568) | (11,842) |
| **Comprehensive income attributable to common stockholders** | $251,193 | $449,452 | $427,307 |

**OMEGA HEALTHCARE INVESTORS, INC.**
**CONSOLIDATED STATEMENTS OF EQUITY**
**(in thousands, except per share amounts)**

| | Common Stock Par Value | Additional Paid-in Capital | Cumulative Net Earnings | Cumulative Dividends | Accumulated Other Comprehensive Income | Total Stockholders' Equity | Noncontrolling Interest | Total Equity |
|---|---|---|---|---|---|---|---|---|
| Balance at December 31, 2020 | $23,119 | $6,152,887 | $2,594,735 | $(4,916,097) | $(12,768) | $3,841,876 | $194,731 | $4,036,607 |
| Stock related compensation | — | 21,578 | — | — | — | 21,578 | — | 21,578 |
| Issuance of common stock | 783 | 273,228 | — | — | — | 274,011 | — | 274,011 |
| Common dividends declared ($2.68 per share) | — | — | — | (637,811) | — | (637,811) | — | (637,811) |
| Vesting/exercising of OP units | — | (21,623) | — | — | — | (21,623) | 21,623 | — |
| Conversion and redemption of Omega OP Units to common stock | 4 | 1,496 | — | — | — | 1,500 | (1,579) | (79) |
| Omega OP Units distributions | — | — | — | — | — | — | (25,229) | (25,229) |
| Other comprehensive income | — | — | — | — | 10,568 | 10,568 | 279 | 10,847 |
| Net income | — | — | 416,739 | — | — | 416,739 | 11,563 | 428,302 |
| Balance at December 31, 2021 | 23,906 | 6,427,566 | 3,011,474 | (5,553,908) | (2,200) | 3,906,838 | 201,388 | 4,108,226 |
| Stock related compensation | — | 27,487 | — | — | — | 27,487 | — | 27,487 |
| Issuance of common stock | 40 | 8,072 | — | — | — | 8,112 | — | 8,112 |
| Repurchase of common stock | (521) | (141,746) | — | — | — | (142,267) | — | (142,267) |
| Common dividends declared ($2.68 per share) | — | — | — | (633,078) | — | (633,078) | — | (633,078) |
| Vesting/exercising of OP units | — | (7,176) | — | — | — | (7,176) | 7,176 | — |
| Conversion and redemption of Omega OP Units to common stock | — | — | — | — | — | — | (9,704) | (9,704) |
| Omega OP Units distributions | — | — | — | — | — | — | (20,498) | (20,498) |
| Capital contributions from noncontrolling holder in consolidated JV | — | — | — | — | — | — | 2,984 | 2,984 |
| Other comprehensive income | — | — | — | — | 22,525 | 22,525 | 654 | 23,179 |
| Net income | — | — | 426,927 | — | — | 426,927 | 11,914 | 438,841 |
| Balance at December 31, 2022 | 23,425 | 6,314,203 | 3,438,401 | (6,186,986) | 20,325 | 3,609,368 | 193,914 | 3,803,282 |
| Stock related compensation | — | 35,276 | — | — | — | 35,276 | — | 35,276 |
| Issuance of common stock | 1,100 | 335,302 | — | — | — | 336,402 | — | 336,402 |
| Common dividends declared ($2.68 per share) | — | — | — | (644,075) | — | (644,075) | — | (644,075) |
| Vesting/exercising of OP units | — | (14,570) | — | — | — | (14,570) | 14,570 | — |
| Conversion and redemption of Omega OP Units to common stock | 3 | 1,018 | — | — | — | 1,021 | (1,098) | (77) |
| Omega OP Units distributions | — | — | — | — | — | — | (26,397) | (26,397) |
| Net change in noncontrolling interest holder in consolidated JV | — | (31) | — | — | — | (31) | (171) | (202) |
| Other comprehensive income | — | — | — | — | 9,013 | 9,013 | 273 | 9,286 |
| Net income | — | — | 242,180 | — | — | 242,180 | 6,616 | 248,796 |
| Balance at December 31, 2023 | $24,528 | $6,671,198 | $3,680,581 | $(6,831,061) | $ 29,338 | $3,574,584 | $187,707 | $3,762,291 |

See accompanying notes.

# OMEGA HEALTHCARE INVESTORS, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (in thousands)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| **Cash flows from operating activities** | | | |
| Net income | $ 248,796 | $ 438,841 | $ 428,302 |
| Adjustment to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 319,682 | 332,407 | 342,014 |
| Impairment on real estate properties | 91,943 | 38,451 | 44,658 |
| Recovery on direct financing leases | — | — | (717) |
| Provision for rental income | 20,633 | 124,758 | 38,806 |
| Provision for credit losses | 44,556 | 68,663 | 77,733 |
| Amortization of deferred financing costs and loss on debt extinguishment | 14,189 | 13,337 | 43,051 |
| Accretion of direct financing leases | 114 | 83 | 55 |
| Stock-based compensation expense | 35,068 | 27,302 | 21,415 |
| Gain on assets sold – net | (79,668) | (359,951) | (161,609) |
| Amortization of acquired in-place leases – net | (9,450) | (5,662) | (9,516) |
| Straight-line rent and effective interest receivables | (41,849) | (58,994) | (50,680) |
| Interest paid-in-kind | (11,365) | (9,423) | (7,496) |
| Loss (income) from unconsolidated joint ventures | 182 | 455 | (2,060) |
| Change in operating assets and liabilities – net: | | | |
| Contractual receivables | (3,660) | 3,031 | (23,169) |
| Lease inducements | (15,210) | 5,957 | (13,733) |
| Other operating assets and liabilities | 3,775 | 6,472 | (4,918) |
| Net cash provided by operating activities | 617,736 | 625,727 | 722,136 |
| **Cash flows from investing activities** | | | |
| Acquisition of real estate | (262,453) | (229,987) | (615,873) |
| Acquisition deposit – net | — | — | (5,730) |
| Net proceeds from sale of real estate investments | 585,031 | 759,047 | 318,529 |
| Investments in construction in progress | (44,495) | (17,130) | (95,064) |
| Proceeds from sale of direct financing lease and related trust | — | — | 717 |
| Placement of loan principal | (420,626) | (371,987) | (251,457) |
| Collection of loan principal | 165,191 | 345,665 | 156,276 |
| Investments in unconsolidated joint ventures | (12,350) | (113) | (10,484) |
| Distributions from unconsolidated joint ventures in excess of earnings | 8,807 | 3,328 | 17,868 |
| Capital improvements to real estate investments | (38,011) | (47,221) | (44,948) |
| Proceeds from net investment hedges | 11,378 | — | — |
| Receipts from insurance proceeds | 6,758 | 1,251 | 5,993 |
| Net cash (used in) provided by investing activities | (770) | 442,853 | (524,173) |
| **Cash flows from financing activities** | | | |
| Proceeds from long-term borrowings | 507,072 | 597,403 | 2,275,128 |
| Payments of long-term borrowings | (734,991) | (589,292) | (2,178,311) |
| Payments of financing related costs | (3,827) | (389) | (48,989) |
| Net proceeds from issuance of common stock | 336,402 | 8,112 | 274,011 |
| Repurchase of common stock | — | (142,267) | — |
| Dividends paid | (643,867) | (632,893) | (637,648) |
| Net payments to noncontrolling members of consolidated joint venture | (202) | 81 | — |
| Proceeds from derivative instruments | 92,577 | — | — |
| Redemption of Omega OP Units | (77) | (9,704) | (79) |
| Distributions to Omega OP Unit Holders | (26,397) | (20,498) | (25,229) |
| Net cash used in financing activities | (473,310) | (789,447) | (341,117) |
| Effect of foreign currency translation on cash, cash equivalents and restricted cash | 430 | (2,900) | 7 |
| Increase (decrease) in cash, cash equivalents and restricted cash | 144,086 | 276,233 | (143,147) |
| Cash, cash equivalents and restricted cash at beginning of period | 300,644 | 24,411 | 167,558 |
| Cash, cash equivalents and restricted cash at end of period | $ 444,730 | $ 300,644 | $ 24,411 |

See accompanying notes.

## OMEGA HEALTHCARE INVESTORS, INC.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### NOTE 1 — ORGANIZATION

Omega Healthcare Investors, Inc. ("Parent"), is a Maryland corporation that, together with its consolidated subsidiaries (collectively, "Omega", the "Company", "we", "our", "us") invests in healthcare-related real estate properties located in the United States ("U.S.") and the United Kingdom ("U.K."). Our core business is to provide financing and capital to the long-term healthcare industry with a particular focus on skilled nursing facilities ("SNFs"), assisted living facilities ("ALFs"), and to a lesser extent, independent living facilities ("ILFs"), rehabilitation and acute care facilities ("specialty facilities") and medical office buildings ("MOBs"). Our core portfolio consists of our long-term "triple-net" leases and real estate loans with healthcare operating companies and affiliates (collectively, our "operators"). In addition to our core investments, we make loans to operators and/or their principals. From time to time, we also acquire equity interests in joint ventures or entities that support the long-term healthcare industry and our operators.

Omega has elected to be taxed as a real estate investment trust ("REIT") for federal income tax purposes and is structured as an umbrella partnership REIT ("UPREIT") under which all of Omega's assets are owned directly or indirectly by, and all of Omega's operations are conducted directly or indirectly through, its operating partnership subsidiary, OHI Healthcare Properties Limited Partnership (collectively with subsidiaries, "Omega OP"). Omega has exclusive control over Omega OP's day-to-day management pursuant to the partnership agreement governing Omega OP. As of December 31, 2023, Parent owned approximately 97% of the issued and outstanding units of partnership interest in Omega OP ("Omega OP Units"), and other investors owned approximately 3% of the outstanding Omega OP Units.

### NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

#### Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

#### Consolidation

The consolidated financial statements include the accounts of Omega Healthcare Investors, Inc, its wholly-owned subsidiaries, joint venture ("JVs") and variable interest entities ("VIEs") that it controls, through voting rights or other means. All intercompany transactions and balances have been eliminated in consolidation.

GAAP requires us to identify entities for which control is achieved through means other than voting rights and to determine which business enterprise, if any, is the primary beneficiary of VIEs. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity's activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity's activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity's activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. We may change our original assessment of a VIE upon subsequent events such as the modification of contractual arrangements that affects the characteristics or adequacy of the entity's equity investments at risk and the disposition of all or a portion of an interest held by the primary beneficiary.

Our variable interests in VIEs may be in the form of equity ownership, leases and/or loans with our operators. We analyze our agreements and investments to determine whether our operators or unconsolidated joint ventures are VIEs and, if so, whether we are the primary beneficiary.

We consolidate a VIE when we determine that we are its primary beneficiary. We identify the primary beneficiary of a VIE as the enterprise that has both: (i) the power to direct the activities of the VIE that most significantly impact the entity's economic performance; and (ii) the obligation to absorb losses or the right to receive benefits of the VIE that could be significant to the entity. Factors considered in determining whether we are the primary beneficiary of an entity include: (i) our voting rights, if any; (ii) our involvement in day-to-day capital and operating decisions; (iii) our risk and reward sharing; (iv) the financial condition of the operator or joint venture and (iv) our representation on the VIE's board of directors. We perform this analysis on an ongoing basis. As of December 31, 2023 and 2022, we have one joint venture that is a consolidated VIE as we have concluded that we are the primary beneficiary through our equity investment in the entity. As of December 31, 2022, we also had consolidated VIEs related to the Exchange Accommodation Titleholders ("EATs") discussed in Note 3 — Real Estate Asset Acquisitions and Development.

**Revenue Recognition**

*Rental Income*

Rental income from operating leases is recognized on a straight-line basis, inclusive of fixed annual escalators, over the lease term when we have determined that the collectibility of substantially all of the lease payments is probable. Certain of our operating leases contain provisions for an increase based on the change in pre-determined formulas from year to year (e.g., increases in the Consumer Price Index). We do not include in our measurement of our lease receivables these variable increases until the specific events that trigger the variable payments have occurred. Certain payments made to operators are treated as lease inducements and are amortized as a reduction of revenue over the lease term. Our leased real estate properties are leased under provisions of single or master leases with initial terms typically ranging from 5 to 15 years. Some of our leases have options to extend, terminate or purchase the facilities, which are considered when determining the lease term.

We assess the probability of collecting substantially all payments due under our leases on several factors, including, among other things, payment history, the financial strength of the lessee and any guarantors, as applicable, historical operations and operating trends, current and future economic conditions, and expectations of performance (which includes known substantial doubt about an operator's ability to continue as a going concern). If our evaluation of these factors indicates it is not probable that we will be able to collect substantially all rents, we recognize a charge to rental income to write off straight-line rent receivables and limit our rental income to the lesser of lease income on a straight-line basis plus variable rents when they become accruable or cash collected. Provisions for uncollectible lease payments are recognized as a direct reduction to rental income. If we change our conclusion regarding the probability of collecting rent payments required by a lessee, we may recognize an adjustment to rental income in the period we make a change to our prior conclusion, potentially resulting in increased volatility of rental income.

Under the terms of our leases, the lessee is responsible for all maintenance, repairs, taxes and insurance on the leased properties. Certain of our operating leases require the operators to reimburse us for property taxes and other expenditures that are not considered components of the lease and therefore no consideration is allocated to them as they do not result in the transfer of a good or service to the operators. We have determined that all of our leases qualify for the practical expedient, under Accounting Standards Codification ("ASC") 842, Leases ("Topic 842"), to not separate the lease and non-lease components because (i) the lease components are operating leases and (ii) the timing and pattern of recognition of the non-lease components are the same as the lease components.

Certain operators are obligated to pay directly their obligations under their leases for real estate taxes, insurance and certain other expenses. These obligations, which have been assumed by the tenants under the terms of their respective leases, are not reflected in our consolidated financial statements. To the extent any tenant responsible for these obligations under their respective lease defaults on its lease or if it is deemed probable that the tenant will fail to pay for such costs, we would record a liability for such obligation.

We have elected to exclude sales and other similar taxes from the measurement of lease revenue and expense.

*Loan Interest Income*

Interest income is recognized as earned over the term of the related real estate and non-real estate loans receivable. Interest income is recorded on an accrual basis to the extent that such amounts are expected to be collected using the effective interest method. In applying the effective interest method, the effective yield on a loan is determined based on its contractual payment terms, adjusted for prepayment terms.

*Direct Financing Lease Income*

As of December 31, 2023, we have one lease for a facility that is classified as a direct financing lease. For leases accounted for as direct financing leases, we record the present value of the future minimum lease payments (utilizing a constant interest rate over the term of the lease agreement) as a receivable and record interest income based on the contractual terms of the lease agreement. Costs related to originating direct financing leases are deferred and amortized on a straight-line basis as a reduction to income from direct financing leases over the term of the direct financing leases.

*Real Estate Sales*

We recognize gains on the disposition of real estate when the recognition criteria have been met, generally at the time the risks and rewards and title have transferred, and we no longer have substantial continuing involvement with the real estate sold. Gains on the sale of real estate are recognized pursuant to provisions under Accounting Standards Codification ("ASC") 610-20, Gains and Losses from the Derecognition of Nonfinancial Assets. Under ASC 610-20, we determine whether the transaction is a sale to a customer or non-customer. As a REIT, we do not sell real estate within the ordinary course of our business and therefore, expect that our sale transactions will not be contracts with customers. ASC 610-20 refers to the revenue recognition principles under ASC 606, Revenue from Contracts with Customers. Under ASC 610-20, if we determine we do not have a controlling financial interest in the entity that holds the asset and the arrangement meets the criteria to be accounted for as a contract, we will dispose of the asset and recognize a gain or loss on the sale of the real estate when control of the underlying asset transfers to the buyer. If we determine a sale has not occurred under ASC 610-20, we continue to record the asset on the Consolidated Balance Sheets and related depreciation expense on the Consolidated Statements of Operations.

**Fair Value Measurement**

The Company measures and discloses the fair value of nonfinancial and financial assets and liabilities utilizing a hierarchy of valuation techniques based on whether the inputs to a fair value measurement are considered to be observable or unobservable in a marketplace. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. This hierarchy requires the use of observable market data when available. These inputs have created the following fair value hierarchy:

- Level 1 — quoted prices for identical instruments in active markets;

- Level 2 — quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

- Level 3 — fair value measurements derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company measures fair value using a set of standardized procedures that are outlined herein for all assets and liabilities which are required to be measured at fair value. When available, the Company utilizes quoted market prices from an independent third-party source to determine fair value and classifies such items in Level 1. In some instances where a market price is available, but the instrument is in an inactive or over-the-counter market, the Company consistently applies the dealer (market maker) pricing estimate and classifies such items in Level 2.

If quoted market prices or inputs are not available, fair value measurements are based upon valuation models that utilize current market or independently sourced market inputs, such as interest rates, option volatilities, credit spreads and/or market capitalization rates. Items valued using such internally-generated valuation techniques are classified according to the lowest level input that is significant to the fair value measurement. As a result, these items could be classified in either Level 2 or Level 3 even though there may be some significant inputs that are readily observable. Internal fair value models and techniques used by the Company include discounted cash flow and Monte Carlo valuation models.

**Real Estate Acquisitions**

Upon acquisition of real estate properties, we evaluate the acquisition to determine if it is a business combination or an asset acquisition. Our real estate acquisitions are generally accounted for as asset acquisitions as substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

If the acquisition is determined to be an asset acquisition, the Company records the purchase price and other related costs incurred to the acquired tangible assets and identified intangible assets and liabilities on a relative fair value basis. In addition, costs incurred for asset acquisitions, including transaction costs, are capitalized.

If the acquisition is determined to be a business combination, we record the purchase of properties to net tangible and identified intangible assets acquired and liabilities assumed at fair value. Goodwill is measured as the excess of the fair value of the consideration transferred over the fair value of the identifiable net assets. Transaction costs are expensed as incurred as part of a business combination.

In making estimates of fair value for purposes of recording asset acquisitions and business combinations, we utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. The Company determines the fair value of acquired assets and liabilities as follows:

- Land is determined based on third-party appraisals which typically include market comparables.

- Buildings and site improvements acquired are valued using a combination of discounted cash flow projections that assume certain future revenues and costs and consider capitalization and discount rates using current market conditions as well as the residual approach.

- Furniture and fixtures are determined based on third-party appraisals which typically utilize a replacement cost approach.

- Mortgages and other investments are valued using a discounted cash flow analysis, using interest rates being offered for similar loans to borrowers with similar credit ratings.

- Investments in joint ventures are valued based on the fair value of the joint ventures' assets and liabilities. Differences, if any, between the Company's basis and the joint venture's basis are generally amortized over the lives of the related assets and liabilities, and such amortization is included in the Company's share of earnings (losses) of the joint venture.

- Intangible assets and liabilities acquired are valued using a combination of discounted cash flow projections as well as other valuation techniques based on current market conditions for the intangible asset or liability being acquired. When evaluating below market leases we consider extension options controlled by the lessee in our evaluation.

- Other assets acquired and liabilities assumed are typically valued at stated amounts, which approximate fair value on the date of the acquisition.

- Assumed debt balances are valued by discounting the remaining contractual cash flows using a current market rate of interest.

- Noncontrolling interests are valued using a stock price, if available, or by other methods to estimate the fair value on the acquisition date.

## Real Estate Properties

Real estate properties are carried at initial recorded value less accumulated depreciation. The costs of significant improvements, renovations and replacements, including interest are capitalized. Our interest expense reflected in the Consolidated Statements of Operations has been reduced by the amounts capitalized. For the years ended December 31, 2023, 2022 and 2021, we capitalized $4.3 million, $3.2 million and $1.5 million, respectively, of interest to our projects under development. In addition, we capitalize leasehold improvements when certain criteria are met, including when we supervise construction and will own the improvement. Expenditures for maintenance and repairs are expensed as they are incurred.

Depreciation is computed on a straight-line basis over the estimated useful lives ranging from 20 to 40 years for buildings, eight to 15 years for site improvements, and three to ten years for furniture and equipment. Leasehold interests are amortized over the shorter of the estimated useful life or term of the lease.

Management evaluates our real estate properties for impairment indicators at each reporting period, including the evaluation of our assets' useful lives. The judgment regarding the existence of impairment indicators is based on factors such as, but not limited to, market conditions, operator performance including the current payment status of contractual obligations and expectations of the ability to meet future contractual obligations, legal structure, as well as our intent with respect to holding or disposing of the asset. If indicators of impairment are present, management evaluates the carrying value of the related real estate investments in relation to management's estimate of future undiscounted cash flows of the underlying facilities. The estimated future undiscounted cash flows are generally based on the related lease which relates to one or more properties and may include cash flows from the eventual disposition of the asset. In some instances, there may be various potential outcomes for a real estate investment and its potential future cash flows. In these instances, the undiscounted future cash flows used to assess the recoverability of the assets are probability-weighted based on management's best estimates as of the date of evaluation. Impairment losses related to long-lived assets are recognized when expected future undiscounted cash flows based on our intended use of the property are determined to be less than the carrying values of the assets. An adjustment is made to the net carrying value of the real estate investments for the excess of carrying value over fair value. The fair value of the real estate investment is determined based on current market conditions and considers matters such as rental rates and occupancies for comparable properties, recent sales data for comparable properties, and, where applicable, contracts or the results of negotiations with purchasers or prospective purchasers. Additionally, our evaluation of fair value may consider valuing the property as a nursing home or other healthcare facility as well as alternative uses. All impairments are taken as a period cost at that time, and depreciation is adjusted going forward to reflect the new value assigned to the asset. Management's impairment evaluation process, and when applicable, impairment calculations involve estimation of the future cash flows from management's intended use of the property as well as the fair value of the property. Changes in the facts and circumstances that drive management's assumptions may result in an impairment to our assets in a future period that could be material to our results of operations.

## Assets Held for Sale

We consider properties to be assets held for sale when (1) management commits to a plan to sell the property; (2) it is unlikely that the disposal plan will be significantly modified or discontinued; (3) the property is available for immediate sale in its present condition; (4) actions required to complete the sale of the property have been initiated; (5) sale of the property is probable and we expect the completed sale will occur within one year; and (6) the property is actively being marketed for sale at a price that is reasonable given our estimate of current market value. Upon designation of a property as an asset held for sale, we record the property's value at the lower of its carrying value or its estimated fair value, less estimated costs to sell, and we cease depreciation.

### Lessee Accounting

Omega leases real estate (corporate headquarters and certain other facilities), office equipment and is party to certain ground leases on our owned facilities. We determine if an arrangement is or contains a lease at inception. Leases are classified as either finance or operating at inception of the lease. Short-term leases, defined as leases with an initial term of 12 months or less that do not contain a purchase option, are not recorded on the balance sheet. Lease expense for short-term leases is recognized on a straight-line basis over the lease term. As of December 31, 2023 and 2022, all of the leases where we are the lessee were classified as operating leases.

We have leases that contain both lease and non-lease components and have elected, as an accounting policy, to not separate lease components and non-lease components. Operating and finance lease right-of-use ("ROU") assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Our ROU assets and lease liabilities are included in other assets and accrued expenses and other liabilities, respectively, on our Consolidated Balance Sheets. The lease liability is calculated as the present value of the remaining minimum rental payments for existing leases using either the rate implicit in the lease or, if none exists, the Company's incremental borrowing rate, as the discount rate. Certain leases have options to extend, terminate or purchase the asset and have been considered in our analysis of the lease term and the measurement of the ROU assets and lease liabilities.

On a quarterly basis, we record our lease liabilities at the present value of the future lease payments using the discount rate determined at lease commencement. Rental expense from operating leases is generally recognized on a straight-line basis over the lease term. Lease expense derived from our operating leases is recorded in general and administrative in our Consolidated Statements of Operations. We do not include in our measurement of our lease liability certain variable payments, including changes in an index until the specific events that trigger the variable payments have occurred.

We record on a straight-line basis rental income and ground lease expense for those assets we lease and are reimbursed by our operators and/or are paid for directly by our operators.

### In-Place Leases

In-place lease assets and liabilities result when we assume a lease as part of an asset acquisition or business combination. The fair value of in-place leases consists of the following components, as applicable (1) the estimated cost to replace the leases and (2) the above or below market cash flow of the leases, determined by comparing the projected cash flows of the leases in place at the time of acquisition to projected cash flows of comparable market-rate leases.

Above market leases, net of accumulated amortization, are included in other assets on our Consolidated Balance Sheets. Below market leases, net of accumulated amortization, are included in accrued expenses and other liabilities on our Consolidated Balance Sheets. The net amortization related to the above and below market leases is included in our Consolidated Statements of Operations as an adjustment to rental income over the estimated remaining term of the underlying leases. Should a tenant terminate the lease, the unamortized portion of the lease intangible is recognized immediately as an adjustment to rental income.

### Allowance for Credit Losses

The allowance for credit losses reflects our current estimate of the potential credit losses on our real estate loans, non-real estate loans, and our investment in direct financing leases and is recorded as a valuation account as a direct offset against these financial instruments on our Consolidated Balance Sheets.

Expected credit losses inherent in non-cancelable unfunded loan commitments are accounted for as separate liabilities included in accrued expenses and other liabilities on the Consolidated Balance Sheets. The Company has elected to not measure an allowance for credit losses on accrued interest receivables related to all of its real estate loans and non-real estate loans because we write off uncollectible accrued interest receivable in a timely manner pursuant to our non-accrual policy, described below. Changes to the allowance for credit losses on loans resulting from quarterly evaluations are recorded through provision for credit losses on the Consolidated Statements of Operations.

We assess the creditworthiness of our borrowers on a quarterly basis. For purposes of determining our allowance for credit loss, we pool financial assets that have similar risk characteristics. We aggregate our financial assets by financial instrument type (i.e. real estate loan, non-real estate loan, etc.) and by our internal risk rating. Our internal credit ratings consider several factors including the collateral and/or security, the performance of borrowers underlying facilities, if applicable, available credit support (e.g., guarantees), borrowings with third parties, and other ancillary business ventures and real estate operations of the borrower. Our internal ratings range between 1 and 7. An internal rating of 1 reflects the lowest likelihood of loss and a 7 reflects the highest likelihood of loss. The characteristics associated with each risk rating is as follows:

- Risk Rating 1 through 3 — Instruments with minimal to marginally acceptable risk.
- Risk Rating 4 — Instruments with potential weaknesses identified (Special mention).
- Risk Rating 5 — Instruments with well-defined weaknesses that may result in possible losses (Substandard).
- Risk Rating 6 — Instruments that are unlikely to be repaid in full and will probably result in losses (Doubtful).
- Risk Rating 7 — Instrument that will not be repaid in full and losses will occur (Loss).

We have a limited history of incurred losses and consequently have elected to employ external data to perform our expected credit loss calculation. We utilize a probability of default ("PD") and loss given default ("LGD") methodology. Our model's historic inputs consider PD and LGD data for residential care facilities published by the Federal Housing Administration along with Standards & Poor's one-year global corporate default rates. Our historical loss rates revert to historical averages after 36 months. Our model's current conditions and supportable forecasts consider internal credit ratings, current and projected U.S. unemployment rates published by the U.S. Bureau of Labor Statistics and the Federal Reserve Bank of St. Louis and the weighted average life to maturity of the underlying financial asset.

Periodically, the Company may identify an individual loan for impairment. A loan is considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due as scheduled according to the contractual terms of the loan agreements. Our assessment of collectibility considers several factors, including, among other things, payment history, the financial strength of the borrower and any guarantors, historical operations and operating trends, current and future economic conditions, expectations of performance (which includes known substantial doubt about an operator's ability to continue as a going concern) and the fair value of the underlying collateral of the agreement, a Level 3 measurement, if any. Consistent with this definition, all loans on non-accrual status may be deemed impaired. To the extent circumstances improve and the risk of collectibility is diminished, we will return these loans to full accrual status. When we identify a loan impairment, the loan is written down to the present value of the expected future cash flows or to the fair value of the underlying collateral. Financial instruments are charged off against the allowance for credit losses when collectibility is determined to be permanently impaired.

We account for impaired loans using (a) the cost-recovery method, and/or (b) the cash basis method. We generally utilize the cost-recovery method for impaired loans for which impairment reserves were recorded. Under the cost-recovery method, we apply cash received against the outstanding loan balance prior to recording interest income. Under the cash basis method, we apply cash received to principal or interest income based on the terms of the agreement.

**Investments in Unconsolidated Joint Ventures**

We account for our investments in unconsolidated joint ventures using the equity method of accounting as we exercise significant influence, but do not control the entities.

Under the equity method of accounting, the net equity investments of the Company are reflected in the accompanying Consolidated Balance Sheets and the Company's share of net income and comprehensive income from the joint ventures are included in the accompanying Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income, respectively.

On a periodic basis, management assesses whether there are any indicators that the value of the Company's investments in the unconsolidated joint ventures may be other-than-temporarily-impaired. An investment is impaired only if management's estimate of the value of the investment is less than the carrying value of the investment, and such a decline in value is deemed to be other than-temporary. To the extent impairment has occurred, the loss is measured as the excess of the carrying amount of the investment over the estimated fair value of the investment. The estimated fair value of the investment is determined using a discounted cash flow model which is a Level 3 valuation. We consider a number of assumptions that are subject to economic and market uncertainties including, among others, rental rates, operating costs, capitalization rates, holding periods and discount rates.

**In Substance Real Estate Investments**

We provide loans to third parties for the acquisition, development and construction of real estate. Under these arrangements, it is possible that we will participate in the expected residual profits of the project through the sale, refinancing or acquisition of the property. We evaluate the characteristics of each arrangement, including its risks and rewards, to determine whether they are more similar to those associated with a loan or an investment in real estate. Arrangements with characteristics implying loan classification are presented as real estate loans receivable and result in the recognition of interest income. Arrangements with characteristics implying real estate joint ventures are treated as in substance real estate investments and presented as investments in unconsolidated joint ventures and are accounted for using the equity method. The classification of each arrangement as either a real estate loan receivable or investment in unconsolidated joint venture involves judgment and relies on various factors, including market conditions, amount and timing of expected residual profits, credit enhancements in the form of guarantees, estimated fair value of the collateral, and significance of borrower equity in the project, among others. The classification of such arrangements is performed at inception, and periodically reassessed when significant changes occur in the circumstances or conditions described above.

**Cash and Cash Equivalents**

Cash and cash equivalents consist of cash on hand and highly liquid investments with a maturity date of three months or less when purchased. These investments are stated at cost, which approximates fair value. The majority of our cash, cash equivalents and restricted cash are held at major commercial banks. Certain cash account balances exceed FDIC insurance limits of $250,000 per account and, as a result, there is a concentration of credit risk related to amounts in excess of the insurance limits.

**Restricted Cash**

Restricted cash consists primarily of liquidity deposits escrowed for tenant obligations required by us pursuant to certain contractual terms and other deposits required by the U.S. Department of Housing and Urban Development ("HUD") in connection with our mortgage borrowings guaranteed by HUD.

**Deposits**

We obtain liquidity deposits and other deposits, security deposits and letters of credit from certain operators pursuant to our lease and mortgage agreements. These generally represent the rental and/or mortgage interest for periods ranging from three to six months with respect to certain of our investments or the required deposits in connection with our HUD borrowings. At December 31, 2023 and 2022, we held $1.9 million and $3.5 million, respectively, in liquidity and other deposits and $36.0 million and $40.3 million, respectively, in security deposits. We also had the ability to draw on $27.1 million and $36.5 million of letters of credit at December 31, 2023 and 2022, respectively.

The liquidity deposits and other deposits, security deposits and the letters of credit may be used in the event of lease and/or loan defaults, subject to applicable limitations under bankruptcy law with respect to operators filing under Chapter 11 of the U.S. Bankruptcy Code. Liquidity deposits and other deposits are recorded as restricted cash on our Consolidated Balance Sheets with the offset recorded as a liability in accrued expenses and other liabilities on our Consolidated Balance Sheets. Security deposits related to cash received from the operators are primarily recorded in cash and cash equivalents on our Consolidated Balance Sheets with a corresponding offset in accrued expenses and other liabilities on our Consolidated Balance Sheets. Additional security for rental and loan interest revenue from operators is provided by covenants regarding minimum working capital and net worth, liens on accounts receivable and other operating assets of the operators, provisions for cross-default, provisions for cross-collateralization and by corporate or personal guarantees.

### Goodwill Impairment

We test goodwill for potential impairment at least annually in the fourth quarter, or more frequently if an event or other circumstance indicates that we may not be able to recover the carrying amount of the net assets of the reporting unit. An impairment loss is recognized to the extent that the carrying amount, including goodwill, exceeds the reporting unit's fair value. Goodwill is not deductible for tax purposes. We have had no goodwill impairment charges for the last three fiscal years.

### Income Taxes

Omega and its wholly-owned subsidiaries were organized to qualify for taxation as a REIT under Section 856 through 860 of the Internal Revenue Code ("Code"). As long as we qualify as a REIT, we will not be subject to federal income taxes on the REIT taxable income that we distributed to stockholders, subject to certain exceptions. However, with respect to certain of our subsidiaries that have elected to be treated as taxable REIT subsidiaries ("TRSs"), we record income tax expense or benefit, as those entities are subject to federal income tax similar to regular corporations. Omega OP is a pass-through entity for U.S. federal income tax purposes.

We account for deferred income taxes using the asset and liability method and recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in our financial statements or tax returns. Under this method, we determine deferred tax assets and liabilities based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Any increase or decrease in the deferred tax liability that results from a change in circumstances, and that causes us to change our judgment about expected future tax consequences of events, is included in the tax provision when such changes occur. Deferred income taxes also reflect the impact of operating loss and tax credit carry-forwards. A valuation allowance is provided if we believe it is more likely than not that all or some portion of the deferred tax asset will not be realized. Any increase or decrease in the valuation allowance that results from a change in circumstances, and that causes us to change our judgment about the realizability of the related deferred tax asset, is included in the tax provision when such changes occur.

We are subject to certain state and local income tax, franchise taxes and foreign taxes. The expense associated with these taxes are included in income tax expense on the Consolidated Statements of Operations.

### Stock-Based Compensation

We recognize stock-based compensation expense adjusted for estimated forfeitures to employees and directors, in general and administrative in our Consolidated Statements of Operations on a straight-line basis over the requisite service period of the awards.

**Deferred Financing Costs and Original Issuance Premium and/or Discounts for Debt Issuance**

External costs incurred from the placement of our debt are capitalized and amortized on a straight-line basis over the terms of the related borrowings which approximates the effective interest method. Deferred financing costs related to our revolving line of credit are included in other assets on our Consolidated Balance Sheets and deferred financing costs related to our other borrowings are included as a direct deduction from the carrying amount of the related liability on our Consolidated Balance Sheets. Original issuance premium or discounts reflect the difference between the face amount of the debt issued and the cash proceeds received and are amortized on a straight-line basis over the term of the related borrowings. All premiums and discounts are recorded as an addition to or reduction from debt on our Consolidated Balance Sheets. Amortization of deferred financing costs and original issuance premiums or discounts totaled $13.7 million, $12.9 million and $12.3 million for the years ended December 31, 2023, 2022 and 2021, respectively, and are recorded in interest expense on our Consolidated Statements of Operations.

**Earnings Per Share**

The computation of basic earnings per share/unit ("EPS") is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding during the relevant period. Diluted EPS is computed using the treasury stock method, which is net income divided by the total weighted-average number of common outstanding shares plus the effect of dilutive common equivalent shares during the respective period. Dilutive common shares reflect the assumed issuance of additional common shares pursuant to certain of our share-based compensation plans, including restricted stock and profit interest units, performance restricted stock and profit interest units, the assumed issuance of additional shares related to Omega OP Units held by outside investors.

**Noncontrolling Interests and Redeemable Limited Partnership Unitholder Interests**

Noncontrolling interests is the portion of equity not attributable to the respective reporting entity. We present the portion of any equity that we do not own in consolidated entities as noncontrolling interests and classify those interests as a component of total equity, separate from total stockholders' equity on our Consolidated Balance Sheets. We include net income attributable to the noncontrolling interests in net income in our Consolidated Statements of Operations.

As our ownership of a controlled subsidiary increases or decreases, any difference between the aggregate consideration paid to acquire the noncontrolling interests and our noncontrolling interest balance is recorded as a component of equity in additional paid-in capital, so long as we maintain a controlling ownership interest.

The noncontrolling interest for Omega primarily represents the outstanding Omega OP Units held by outside investors. Each of the Omega OP Units (other than the Omega OP Units owned by Omega) is redeemable at the election of the Omega OP Unit holder for cash equal to the then-fair market value of one share of Omega common stock, par value $0.10 per share ("Omega Common Stock"), subject to Omega's election to exchange the Omega OP Units tendered for redemption for unregistered shares of Omega Common Stock on a one-for-one basis, subject to adjustment as set forth in Omega OP's partnership agreement. As of December 31, 2023, Omega owns approximately 97% of the issued and outstanding Omega OP Units, and investors own approximately 3% of the outstanding Omega OP Units.

**Foreign Operations**

The U.S. dollar ("USD") is the functional currency for our consolidated subsidiaries operating in the U.S. The functional currency for our consolidated subsidiaries operating in the U.K. is the British Pound ("GBP"). Total revenues from our consolidated U.K. operating subsidiaries were $56.8 million, $47.7 million and $38.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. Our consolidated U.K. operating subsidiaries held long-lived assets of $539.6 million and $453.4 million as of December 31, 2023 and 2022, respectively.

For our consolidated subsidiaries whose functional currency is not the USD, we translate their financial statements into the USD. We translate the balance sheet accounts at the exchange rate in effect as of the financial statement date. The income statement accounts are translated using an average exchange rate for the period. Gains and losses resulting from translation are included in accumulated other comprehensive income (loss) ("AOCI"), as a separate component of equity and a proportionate amount of gain or loss is allocated to noncontrolling interests, if applicable.

We and certain of our consolidated subsidiaries may have intercompany and third-party debt that is not denominated in the entity's functional currency. When the debt is remeasured against the functional currency of the entity, a gain or loss can result. The resulting adjustment is reflected in results of operations within other expense — net, unless it is intercompany debt that is deemed to be long-term in nature in which case the adjustments are included in AOCI and a proportionate amount of gain or loss is allocated to noncontrolling interests, if applicable.

### Derivative Instruments

We are exposed to, among other risks, the impact of changes in foreign currency exchange rates as a result of our investments in the U.K. and interest rate risk related to our capital structure. As a matter of policy, we do not use derivatives for trading or speculative purposes. Our risk management program is designed to manage the exposure and volatility arising from these risks, and utilizes foreign currency forward contracts, interest rate swaps and debt issued in foreign currencies to offset a portion of these risks.

To qualify for hedge accounting, derivative instruments used for risk management purposes must effectively reduce the risk exposure that they are designed to hedge. We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objectives and strategy for undertaking various hedge transactions. This process includes designating all derivatives that are part of a hedging relationship to specific forecasted transactions as well as recognized liabilities or assets on the Consolidated Balance Sheets. In addition, at the inception of a qualifying cash flow hedging relationship, the underlying transaction or transactions, must be, and are expected to remain, probable of occurring in accordance with the Company's related assertions. The Company recognizes all derivative instruments, including embedded derivatives required to be bifurcated, as assets or liabilities on the Consolidated Balance Sheets at fair value which is determined using a market approach and Level 2 inputs. Changes in the fair value of derivative instruments that are not designated in hedging relationships or that do not meet the criteria of hedge accounting are recognized in the Consolidated Statements of Operations. For derivatives designated in qualifying cash flow hedging relationships, the gain or loss on the derivative is recognized in AOCI as a separate component of equity and a proportionate amount of gain or loss is allocated to noncontrolling interest, if applicable.

If it is determined that a derivative instrument ceases to be highly effective as a hedge, or that it is probable the underlying forecasted transaction will not occur, the Company discontinues its cash flow hedge accounting prospectively and records the appropriate adjustment to earnings based on the current fair value of the derivative instrument. For net investment hedge accounting, upon sale or liquidation of our U.K. investment, the cumulative balance of the remeasurement value is reclassified to the Consolidated Statements of Operations.

### Segments

We conduct our operations and report financial results as one business segment. The presentation of financial results as one reportable segment is consistent with the way we operate our business and is consistent with the manner in which our Chief Operating Decision Maker (CODM), our Chief Executive Officer, evaluates performance and makes resource and operating decisions for the business.

### Reclassifications

Certain line items on our Consolidated Statements of Cash Flows have been combined to conform to the current period presentation.

We previously reported assets held for sale of $261.2 million on the Consolidated Balance Sheet as of December 31, 2021. As of December 31, 2022, $58.1 million of these assets no longer qualified as held for sale and were reclassified to assets held for use within the applicable line items in real estate assets — net on the Consolidated Balance Sheet as of December 31, 2021. Of the $58.1 million reclassified net of $20.8 million of accumulated depreciation, $67.5 million relates to buildings, $2.8 million relates to land and $8.6 million relates to furniture and equipment. We recorded a $3.2 million cumulative catch-up adjustment to depreciation and amortization expense related to these facilities concurrent with the reclassification in the fourth quarter of 2022.

## Recent Accounting Pronouncements

*ASU — 2023-07 — Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, which expands public entities' segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment's profit or loss and assets. Additionally, all disclosure requirements under the guidance are also required for public entities with a single reportable segment. The amendments are effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively to all prior periods presented in the financial statements. The Company is evaluating the amendment to determine its impact on the Company's disclosures.

*ASU — 2023-05 — Business Combinations — Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement*

On August 23, 2023, the FASB issued ASU 2023-05 requiring certain joint ventures, upon formation, to apply a new basis of accounting and initially measure most of their assets and liabilities at fair value in their financial statements. ASU 2023-05 does not affect the accounting by the joint venture's investors. The guidance is effective for all joint ventures with a formation date on or after January 1, 2025, and early adoption is permitted either prospectively or retrospectively. The Company is still evaluating its adoption timeline, methodology and the impact on its consolidated financial statements.

*ASU — 2022-02, Financial Instruments — Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*

On March 31, 2022, the FASB issued ASU 2022-02, which eliminates the recognition and measurement guidance for troubled debt restructurings ("TDRs") and requires additional disclosures for certain loan modifications. ASU 2022-02 also requires entities to disclose gross write-offs of financing receivables and net investments in leases by year of origination. Omega elected to early adopt ASU 2022-02 on a prospective basis effective January 1, 2022. During 2022, we had three loan modifications with two borrowers experiencing financial difficulty pursuant to ASU 2022-02, Guardian Healthcare ("Guardian") and LaVie Care Centers, LLC ("LaVie," f/k/a Consulate Health Care), that require additional disclosures. During 2023, we had three loan modifications with two borrowers experiencing financial difficulty pursuant to ASU 2022-02, Maplewood Senior Living (along with affiliates, "Maplewood") and Agemo Holdings, LLC ("Agemo"), that require additional disclosures. The required disclosures for these loans are included in Note 5 — Contractual Receivables and Other Receivables and Lease Inducements, Note 7 — Real Estate Loans Receivable and Note 8 — Non-Real Estate Loans Receivable. We have disclosed our gross write-offs of financing receivables and direct financing leases by year of origination in Note 9 — Allowance for Credit Losses.

*ASU — 2020-04, Financial Instruments — Reference Rate Reform (Topic 848)*

On March 12, 2020, the FASB issued ASU 2020-04, which contains optional practical expedients for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting for contracts, hedging relationships, and other transactions that reference the London Interbank Offered Rate ("LIBOR"). The guidance may be elected over time until December 31, 2022, as reference rate reform activities occur. In December 2022, the FASB issued ASU 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, which extended the practical expedients under ASU 2020-04 to December 31, 2024. The Company had several derivative instruments that referenced LIBOR which were terminated during the second quarter of 2023 (see Note 15 — Derivatives and Hedging). The Company also had a $1.45 billion senior unsecured multicurrency revolving credit facility and a $50.0 million senior unsecured term loan facility (see Note 14 — Borrowing Activities and Arrangements) that referenced LIBOR. During the second quarter of 2023, the Company amended its $1.45 billion senior unsecured multicurrency revolving credit facility and $50.0 million senior unsecured term loan facility to adjust the interest on each loan from a LIBOR based interest rate to a Secured Overnight Financing Rate ("SOFR") based interest rate. For both loans we have elected to apply the optional expedient pursuant to Topic 848. As such we will account for the amendments as if the modifications were not substantial and thus a continuation of the existing contract resulting in no change to the current loan carrying values or the related deferred financing costs.

## NOTE 3 — REAL ESTATE ASSET ACQUISITIONS AND DEVELOPMENT

**2023 Acquisitions**

The following table summarizes the significant asset acquisitions that occurred in 2023:

| Period | Number of Facilities SNF | ALF | Country/State | Total Real Estate Assets Acquired (in millions) | Initial Annual Cash Yield[1] |
|---|---|---|---|---|---|
| Q1 | — | 6 | U.K. | $ 26.4[2] | 8.0% |
| Q2 | 4 | — | WV | 114.8[3] | 9.5% |
| Q2 | 1 | — | WV | 13.7 | 10.0% |
| Q3 | 1 | — | VA | 15.6 | 10.0% |
| Q3 | — | 14 | U.K. | 39.5 | 10.2% |
| Q4 | 1 | — | MD | 22.5 | 10.0%[4] |
| Q4 | — | 1 | U.K. | 3.8 | 9.0% |
| Q4 | 2 | — | LA | 24.9 | 10.0% |
| Total | 9 | 21 | | $261.2 | |

(1)   Initial annual cash yield reflects the initial annual contractual cash rent divided by the purchase price.

(2)   In connection with this acquisition, the Company recorded $9.9 million of right-of-use assets and lease liabilities associated with ground leases assumed in the acquisition.

(3)   In connection with this acquisition, the Company also provided $104.6 million of mezzanine financing discussed further in Note 7 — Real Estate Loans Receivable and Note 8 — Non-Real Estate Receivable.

(4)   Of the 10% initial annual cash yield for this acquisition, 2% can be deferred.

## 2022 Acquisitions

The following table summarizes the significant asset acquisitions that occurred in 2022:

| Period | Number of Facilities SNF | ALF | Country/State | Total Real Estate Assets Acquired (in millions) | Initial Annual Cash Yield[1] |
|---|---|---|---|---|---|
| Q1 | — | 1 | U.K. | $ 8.7[2] | 8.0% |
| Q1 | — | 1 | U.K. | 5.0 | 8.0% |
| Q1 | — | 27 | U.K. | 86.6[2] | 8.0% |
| Q1 | 1 | — | MD | 8.2[3] | 9.5% |
| Q3 | — | 4 | U.K. | 28.2 | 8.0% |
| Q4 | 6 | 1 | PA, NC | 88.5[4] | 9.0% |
| Total | 7 | 34 | | $225.2 | |

(1)   Initial annual cash yield reflects the initial annual contractual cash rent divided by the purchase price.

(2)   The total consideration paid for the one-facility U.K. acquisition and the 27-facility U.K. acquisition was $8.2 million and $100.0 million, respectively. In connection with these acquisitions, we allocated $0.5 million of the purchase consideration to a deferred tax liability related to the one-facility U.K. acquisition, and $13.4 million to a deferred tax asset related to the 27-facility U.K. acquisition. See Note 17 — Taxes for additional information.

(3)   Total consideration for the one-facility Maryland acquisition was paid on December 30, 2021, but the closing of the acquisition did not occur until January 1, 2022.

(4)   During the fourth quarter of 2022, we acquired seven facilities using a reverse like-kind exchange structure pursuant to Section 1031 of the Code (a "reverse 1031 exchange"). As of December 31, 2022, we had completed the reverse 1031 exchange for three of the acquired facilities and the remaining four acquired facilities remained in the possession of the EATs. During the second quarter of 2023, the remaining four facilities were released from the possession of the EATs, as we did not identify any qualifying exchange transactions. The EATs were classified as VIEs as they do not have sufficient equity investment at risk to permit the entity to finance its activities. The Company consolidated the EATs because it had the ability to control the activities that most significantly impacted the economic performance of the EATs and was, therefore, the primary beneficiary of the EATs. The properties held by the EATs were reflected as real estate with a carrying value of $55.2 million as of December 31, 2022. The EATs also held cash of $23.9 million as of December 31, 2022.

## 2021 Acquisitions

The following table summarizes the significant asset acquisitions that occurred in 2021:

| Period | Number of Facilities SNF | ALF | Specialty | Country/State | Total Real Estate Assets Acquired[1] (in millions) | Initial Annual Cash Yield[2] |
|---|---|---|---|---|---|---|
| Q1 | — | 17 | 7 | AZ, CA, FL, IL, NJ, OR, PA, TN, TX, VA, WA | $511.3 | 8.43% |
| Q1 | 6 | — | — | FL | 83.1 | 9.25% |
| Q3 | — | 2 | — | U.K. | 9.6 | 7.89% |
| Total | 6 | 19 | 7 | | $604.0 | |

(1)   Excludes $10.6 million of land acquisitions, $58.6 million of non-cash acquisitions of facilities previously subject to mortgage loans with Omega in which principal amounts under the loan agreements were reduced or settled in exchange for title to the facilities (See Note 7 — Real Estate Loans Receivable), and $1.2 million of transaction costs incurred related to the non-cash acquisitions.

(2)   Initial annual cash yield reflects the initial annual contractual cash rent divided by the purchase price.

On January 20, 2021, we acquired 24 senior living facilities from Healthpeak Properties, Inc. for $511.3 million. The acquisition involved the assumption of an in-place master lease with Brookdale Senior Living Inc. We recognized approximately $45.0 million of rental income for the year ended December 31, 2021 under this master lease, which includes 24 facilities representing 2,552 operating units.

**Construction in progress and capital expenditure investments**

We invested $82.5 million, $64.4 million and $140.0 million, respectively under our construction in progress and capital improvement programs during the years ended December 31, 2023, 2022 and 2021.

During the second quarter of 2023, we purchased land located in Virginia (not reflected in the table above) for approximately $0.8 million that we plan to develop into a SNF. Concurrent with the acquisition, we amended our lease with an existing operator to include the land in the lease. We are committed to a maximum funding of $15.2 million for the development of the land. As of December 31, 2023, $2.4 million was included in construction in progress related to this development project.

In the second quarter of 2021, we placed a $41.1 million construction project for a new build ALF in New Jersey into service and began recognizing revenue associated with this project in the third quarter of 2021. The lease for this facility provides for an annual cash yield of 7% of the amount funded in the first year following the completion of construction increasing to 8% in year two with 2.5% annual escalators thereafter.

During the third quarter of 2021, we purchased a real estate property located in Washington, D.C. (not reflected in the table above) for approximately $68.0 million and plan to redevelop the property into a 174 bed ALF. Concurrent with the acquisition, we entered into a single facility lease for this property with Maplewood Senior Living (along with affiliates, "Maplewood") through August 31, 2045. For accounting purposes, the lease will commence upon the substantial completion of construction of the ALF, which is currently expected to be in 2025. The lease provides for the accrual of financing costs at a rate of 5% per annum during the construction phase. The lease provides for an annual cash yield of 6% in the first year following the completion of construction, increasing to 7% in year two and 8% in year three with 2.5% annual escalators thereafter. We are committed to a maximum funding of $177.7 million for the redevelopment of the real estate property, subject to ordinary development related cost changes (see Note 20 — Commitments and Contingencies). Excluding the initial acquisition cost associated with the land, Omega capitalized costs of $51.2 million, $14.9 million and $1.9 million, respectively, related to this development project for the years ended December 31, 2023, 2022 and 2021. As of December 31, 2023, $136.0 million was included in construction in progress related to this development project.

## NOTE 4 — ASSETS HELD FOR SALE, DISPOSITIONS AND IMPAIRMENTS

We periodically sell facilities to reduce our concentration in certain operators, geographies and non-strategic assets or due to the exercise of a tenant purchase option.

The following is a summary of our assets held for sale:

|  | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Number of facilities held for sale | 17 | 2 |
| Amount of assets held for sale (in thousands) | $93,707 | $9,456 |

During the fourth quarter of 2023, we reclassified a total of four SNFs, with an aggregate net book value of $27.6 million, to assets held for sale as a result of the exercise of a purchase option by an operator. The estimated fair value of the facilities, based on the estimated proceeds from the sale, exceeds the net book value and as a result, no impairment was recorded in connection with reclassifying these assets to held for sale.

**Asset Sales**

*2023 Activity*

During the year ended December 31, 2023, we sold 69 facilities (64 SNFs, two ALFs, one ILF, one specialty facility and one MOB) subject to operating leases for $585.0 million in net cash proceeds, recognizing net gains of $79.7 million. Our 2023 facility sales were primarily driven by restructuring transactions and negotiations related to our lease agreements with Guardian and LaVie. In the second quarter of 2023, we sold five facilities that were previously leased to Guardian and were included in assets held for sale as of March 31, 2023. The net cash proceeds from the sale were $23.8 million, and we did not recognize any gain or loss on the sale because we had already impaired the facilities down to the estimated fair value less costs to sell during the first quarter of 2023. Additionally, we sold one facility, also previously leased to Guardian, for a sales price of $12.0 million during the second quarter of 2023, which was fully financed by Omega through a $12.0 million first lien mortgage on the facility. The one facility sale during the second quarter of 2023 and related seller financing did not meet the contract criteria to be recognized under ASC 610-20. During the year ended December 31, 2023, we received interest of $0.7 million related to such seller financing, which was deferred and recorded as a contract liability within accrued expenses and other liabilities on our Consolidated Balance Sheets.

In the third quarter of 2023, we sold seven facilities subject to operating agreements with LaVie for $84.4 million in purchase consideration, which included cash proceeds of $14.8 million and an aggregate $69.6 million pay-off of the outstanding principal and accrued interest on seven HUD mortgages on the sold properties made by the buyer, on Omega's behalf. The sale resulted in a net loss of $5.5 million. Also in the third quarter of 2023, we recognized the sale of 11 facilities, previously leased to LaVie, related to a December 2022 transaction, further discussed below, that did not meet the contract criteria to be recognized under ASC 610-20 at the legal sale date. During the third quarter of 2023, Omega received an aggregate $104.8 million of principal prepayments for the mortgage from the seller. As a result of the principal prepayments, the Company determined the transaction met the contract criteria under ASC 610-20 and recognized the sale, resulting in a $50.2 million gain during the year ended December 31, 2023, which includes a $25 million contract liability and $5.7 million of deferred interest income received to date.

In the fourth quarter of 2023, we sold 30 facilities subject to operating agreements with LaVie for $317.9 million in purchase consideration, which included cash proceeds of $104.6 million and an aggregate $213.3 million pay-off of the outstanding principal and accrued interest on 22 HUD mortgages on the sold properties made by the buyer, on Omega's behalf. The sale resulted in a net gain of $6.5 million.

*2022 Activity*

During the year ended December 31, 2022, we sold 66 facilities subject to operating leases for approximately $759.0 million in net cash proceeds, recognizing a net gain of approximately $360.0 million. Our 2022 sales were primarily driven by restructuring transactions and negotiations related to our lease agreements with the following operators: Gulf Coast Health Care LLC (together with certain affiliates "Gulf Coast"), Guardian Healthcare ("Guardian") and Agemo Holdings, LLC ("Agemo"). In addition, during the fourth quarter of 2022, we sold 11 facilities previously leased to and operated by LaVie which did not meet the contract criteria to be recognized under ASC 610-20. As discussed above, this sale was recognized in the third quarter of 2023, and as such are not included in the 2022 sale amounts above.

In the first quarter of 2022, we sold 22 facilities that were previously leased and operated by Gulf Coast. The net cash proceeds from the sale, including related costs accrued for as of the end of the fourth quarter, were $304.9 million, and we recognized a net gain of $114.5 million. The agreement includes an earnout clause pursuant to which the buyer is obligated to pay an additional $18.7 million to Omega if certain financial metrics are achieved at the facilities in the three years following the sale. As we have determined it is not probable that we will receive any additional funds, we have not recorded any income related to the earnout clause.

During the first and second quarter of 2022, we sold nine total facilities that were leased to Guardian for $39.5 million in net proceeds, which resulted in a net gain of $13.7 million.

In the third and fourth quarter of 2022, we sold 22 facilities that were previously leased to Agemo for $358.7 million in net proceeds, which resulted in a net gain of $218.9 million.

*2021 Activity*

During the year ended December 31, 2021, we sold 48 facilities for approximately $318.5 million in net cash proceeds, recognizing a net gain of approximately $161.6 million.

**Real Estate Impairments**

*2023 Activity*

During the year ended December 31, 2023, we recorded impairments of approximately $91.9 million on 25 facilities. Of the $91.9 million, $2.6 million related to two facilities that were classified as held for sale (and subsequently sold) for which the carrying values exceeded the estimated fair values less costs to sell, and $89.3 million related to 23 held for use facilities (of which $48.0 million relates to three facilities that were closed during the year) for which the carrying value exceeded the fair value. Of the $89.3 million, $51.7 million related to 20 facilities that were subsequently sold during the year but did not meet the criteria to be classified as held for sale when the impairments were recognized.

*2022 Activity*

During the year ended December 31, 2022, we recorded impairments of approximately $38.5 million on 22 facilities. Of the $38.5 million, $3.5 million related to two facilities that were classified as held for sale (and subsequently sold) for which the carrying values exceeded the estimated fair values less costs to sell, and $35.0 million related to 20 held for use facilities for which the carrying value exceeded the fair value, of which $17.2 million relates to 12 facilities that were leased to and operated by LaVie. $10.0 million of the 2022 impairments recorded on four held-for-use facilities relate to the 2.0% Operator discussed in Note 5 — Contractual Receivables and Other Receivables and Lease Inducements.

*2021 Activity*

During the year ended December 31, 2021, we recorded impairments of approximately $44.7 million on 14 facilities which were sold or classified as held for sale for which the carrying values exceeded the estimated fair values less costs to sell.

To estimate the fair value of the facilities, for the impairments noted above, we utilized a market approach which considered binding sale agreements (a Level 1 input) or non-binding offers from unrelated third parties and/or broker quotes (a Level 3 input).

**NOTE 5 — CONTRACTUAL RECEIVABLES AND OTHER RECEIVABLES AND LEASE INDUCEMENTS**

Contractual receivables relate to the amounts currently owed to us under the terms of our lease and loan agreements. Effective yield interest receivables relate to the difference between the interest income recognized on an effective yield basis over the term of the loan agreement and the interest currently due to us according to the contractual agreement. Straight-line rent receivables relate to the difference between the rental revenue recognized on a straight-line basis and the amounts currently due to us according to the contractual agreement. Lease inducements result from value provided by us to the lessee, at the inception, modification or renewal of the lease, and are amortized as a reduction of rental income over the non-cancellable lease term.

A summary of our net receivables by type is as follows:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands) | |
| Contractual receivables – net | $ 11,888 | $ 8,228 |
| Effective yield interest receivables | $ 3,127 | $ 5,696 |
| Straight-line rent receivables | 202,748 | 166,061 |
| Lease inducements | 8,782 | 6,041 |
| Other receivables and lease inducements | $214,657 | $177,798 |

**Cash basis operators and straight-line receivable write-offs**

We review our collectibility assumptions related to our operator leases on an ongoing basis. During the year ended December 31, 2023, we placed one existing operator and two new operators on a cash basis of revenue recognition as collection of substantially all contractual lease payments due from them was not deemed probable. There was no straight-line write-off associated with placing the existing operator on a cash basis of revenue recognition because the lease agreement did not contain any rent escalators. Omega did not previously have relationships with the two new operators placed on a cash basis of revenue recognition prior to the second quarter of 2023. The new lease agreements with each of the two new operators were executed in the second quarter of 2023 as part of transitions of facilities from other operators, and we placed them on a cash basis concurrent with the respective lease commencement dates, so there were no straight-line rent write-offs associated with moving these operators to a cash basis.

During the years ended December 31, 2022 and 2021, we placed nine and six additional operators on a cash basis of revenue recognition, respectively, as collection of substantially all contractual lease payments due from them was no longer deemed probable. In connection with placing these operators on a cash basis, we recognized $119.8 million and $36.0 million in total straight-line accounts receivable and lease inducement write-offs through rental income during the years ended December 31, 2022 and 2021, respectively.

During the year ended December 31, 2023, we transitioned the portfolios of four cash basis operators with an aggregate of 48 facilities to new or amended leases with five operators. We are recognizing revenue on a straight-line basis for the leases associated with these five operators. The aggregate initial contractual rent related to the 48 facilities transitioned to these five operators is $48.0 million per annum. The transitioned facilities included 14 facilities related to the operator referred to as the "1.2% Operator" below and 20 facilities related to the operator referred to as the "2.0% Operator" below for the year ended December 31, 2022. In connection with the transition of the 14 facilities, Omega made or agreed to make termination payments of $15.5 million in aggregate that were recorded as initial direct costs related to the lease with the new operator of the 14 transitioned facilities in the first quarter of 2023. These termination payments are deferred and recognized within depreciation and amortization expense on a straight-line basis over the term of the master lease.

During the years ended December 31, 2023, 2022 and 2021, we also wrote-off $8.1 million, $3.2 million and $1.3 million of straight-line rent receivable balances through rental income as a result of transitioning facilities between existing operators.

As of December 31, 2023, we had 19 operators on a cash basis for revenue recognition, which represent 23.9%, 32.5% and 34.2% of our total revenues (excluding the impact of write-offs) for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2022, we had 20 operators on a cash basis for revenue recognition, which represent 36.5% and 39.2% of our total revenues (excluding the impact of write-offs) for the years ended December 31, 2022 and 2021, respectively.

**Rent Deferrals and Application of Collateral**

During the years ended December 31, 2023, 2022 and 2021, we allowed ten, ten and two operators to defer $35.9 million, $27.0 million and $15.6 million ($9.3 million of which was granted retrospectively) of contractual rent and interest, respectively. The deferrals during the year ended December 31, 2023 primarily related to the following operators: LaVie ($19.0 million), Healthcare Homes Limited ("Healthcare Homes") ($8.2 million), Agemo ($1.9 million) and Maplewood ($1.8 million).

Additionally, we allowed six, seven and two operators to apply collateral, such as security deposits or letters of credit, to contractual rent and interest during the years ended December 31, 2023, 2022 and 2021, respectively. The total collateral applied to contractual rent and interest was $17.6 million, $11.0 million and $11.8 million for the years ended December 31, 2023, 2022 and 2021 respectively.

**Operator updates**

*Agemo*

Agemo was formed in May 2018 by Signature Healthcare, LLC, as part of an out-of-court restructuring agreement, to be the holding company of their leases and loans with Omega. As part of that restructuring agreement, we agreed to, among other things, allow for the deferral of $6.3 million of rent per annum for a 3-year period (the "Agemo Rent Deferral").

We placed Agemo on a cash basis of revenue recognition during the third quarter of 2020 as we received information regarding substantial doubt of their ability to continue as a going concern.

Agemo continued to make their rental and interest payments to us until July 2021. After July 2021, Agemo made one month of contractual rent and interest payments for the remainder of fiscal year 2021. On September 30, 2021, the Company entered into a forbearance agreement related to Agemo's defaults under its lease and loan agreements (the "Agemo Forbearance Agreement"), which was amended to extend the forbearance period through January 2022 and the lease agreement was amended to extend the Agemo Rent Deferral through January 2022.

Agemo continued to not pay contractual rent and interest due under its lease and loan agreements during the year ended December 31, 2022. The Agemo Forbearance Agreement was amended multiple times throughout 2022 and the most recent 2022 amendment on December 30, 2022 extended the forbearance period through January 31, 2023. In 2022, the Agemo Rent Deferral period was also extended multiple times, and the most recent amendment extended the deferral through April 2022, after which time the deferral period terminated, with the Company remaining subject to the Agemo Forbearance Agreement through January 31, 2023. As of December 31, 2022, the aggregate rent deferred under the Agemo lease agreement was $25.2 million. As discussed in Note 4 — Assets Held for Sale, Dispositions and Impairments, we sold 22 facilities, subject to the Agemo lease agreement, during 2022.

In the first quarter of 2023, Omega and Agemo entered into a restructuring agreement, an amended and restated master lease and a replacement loan agreement for two replacement loans. As part of the restructuring agreement and related agreements, Omega agreed to, among other things:

- forgive and release Agemo from previously written off past due rent and interest obligations related to certain periods prior to the 2018 Restructuring and from August 2021 through January 2023, with contractual rent under the lease agreement and contractual interest under the loan agreements scheduled to resume on April 1, 2023;

- reduce monthly contractual base rent from $4.8 million to $1.9 million following the sales of the 22 facilities, previously leased and operated by Agemo, that occurred in the third and fourth quarters of 2022 (See Note 4 — Assets Held For Sale, Dispositions and Impairments);

- extend the initial Agemo lease term from December 31, 2030, to December 31, 2036 with three consecutive tenant 10-year extension options; and

- refinance and restructure the $25.0 million secured working capital loan (the "Agemo WC Loan"), the $32.0 million term loan (the "Agemo Term Loan") and the aggregate deferred rent balance of $25.2 million into two replacement loans to Agemo that mature on December 31, 2036, with aggregate principal of $82.2 million and an annual interest rate of 5.63% through October 2024, which increases to 5.71% until maturity.

Agemo resumed making contractual rent and interest payments during the second quarter of 2023 in accordance with the restructuring terms discussed above. We recorded rental income of $17.4 million for the year ended December 31, 2023 for the contractual rent payments that were received. No interest income was recognized during the year ended December 31, 2023 on the two loans with Agemo because these loans are on non-accrual status and we are utilizing the cost recovery method, under which any payments are applied against the principal amount. See Note 8 — Non-Real Estate Loans Receivable for further discussion on the impact of the restructuring on the loans. Revenue from Agemo represents approximately 1.8%, 0.0% and 3.9% of our total revenues (excluding the impact of write-offs) for the years ended December 31, 2023, 2022 and 2021, respectively.

*LaVie*

In the fourth quarter of 2022, Omega began the process of restructuring the portfolio with LaVie, which primarily consists of two master lease agreements and two term loan agreements. On December 30, 2022, we sold 11 facilities previously subject to one of the two leases agreements with LaVie. See further discussion on the sale and the accounting treatment in Note 4 -Assets Held For Sale, Dispositions and Impairments. Concurrent with the sale, we also amended the lease agreement impacted by the sale and our loan agreements with LaVie. The amendments to the loan agreements are discussed in Note 8 — Non-Real Estate Loans. With the lease amendment and other related documents, Omega and LaVie agreed to, among other terms:

- remove the 11 sold facilities from the lease agreement and reduce monthly contractual rent due under all agreements from $8.3 million to $7.3 million;

- provide Omega the ability to enact a one-time rent reset on one of the lease agreements, if LaVie's coverage exceeds a threshold, after February 1, 2027; and

- require Omega to pay LaVie a $35.0 million termination fee in connection with transitioning the 11 facilities sold in the fourth quarter and the additional facilities sold in the restructure ($25.0 million was assumed by the third-party buyer of the 11 facilities).

As a result of the restructuring activities during 2022 and future expected restructuring activities, during the fourth quarter of 2022, we placed LaVie on a cash basis of revenue recognition and wrote-off approximately $58.0 million of straight-line rent receivables and lease inducements.

During 2023, we continued the process of restructuring our portfolio with LaVie by amending the lease agreements with LaVie to allow for a partial rent deferral of $19.0 million for the first four months of 2023, transitioning two facilities previously subject to the master lease with LaVie to another operator during the second quarter of 2023 and selling seven facilities previously subject to the master lease with LaVie to a third party during the third quarter of 2023. In the fourth quarter of 2023, Omega sold an additional 30 facilities and amended the master lease with LaVie to further reduce monthly rent to $3.3 million.

LaVie began to short pay contractual rent during the third quarter of 2023, which continued into the fourth quarter of 2023 with LaVie paying $5.3 million of contractual rent, a short pay of $7.8 million of the $13.1 million due under its lease agreement. For the year ended December 31, 2023, LaVie paid total contractual rent of $37.0 million, a total short pay of $21.1 million of the $58.1 million due under the lease agreement after reflecting the deferral discussed above. As LaVie was placed on a cash basis of revenue recognition for lease purposes in the fourth quarter of 2022, only the $5.3 million and $37.0 million, respectively, of contractual rent payments that were received from LaVie were recorded as rental income during the three months and year ended December 31, 2023. In January 2024, LaVie paid $1.45 million of contractual rent, a short pay of $1.85 million of the $3.3 million due under its lease agreement.

Revenue from LaVie represents approximately 3.8%, 11.1% and 9.5% of our total revenues (excluding the impact of straight-line write-offs) for the years ended December 31, 2023, 2022 and 2021, respectively.

*Maplewood*

During the fourth quarter of 2022, Omega began discussions with Maplewood to restructure their portfolio, which includes a lease agreement and revolving credit facility. During the fourth quarter of 2022, we placed Maplewood on a cash basis of revenue recognition and wrote-off approximately $29.3 million of straight-line rent receivables and lease inducements.

In the first quarter of 2023, we agreed to a formal restructuring agreement, master lease amendments and loan amendments with Maplewood. As part of the restructuring agreement and related agreements, Omega agreed to, among other things:

- extend the maturity date of the master lease from December 2033 to December 2037 with two consecutive 5-year tenant extension options;

- fix contractual rent at $69.3 million per annum (December 2022 rent annualized) and defer the 2.5% annual escalators under our lease agreement through December 31, 2025, with mandatory repayments to be made subject to certain metrics and due in full by the maturity date;

- fund $22.5 million of capital expenditures through December 31, 2025;

- extend the maturity date of the secured revolving credit facility from June 2030 to June 2035 with one borrower 2-year extension option;

- increase the capacity of the secured revolving credit facility from $250.5 million to $320.0 million, inclusive of payment-in-kind ("PIK") interest applied to principal;

- convert the 7% per annum cash interest due on the secured revolving credit facility to all PIK interest in 2023, 1% cash interest and 6% PIK interest in 2024, and 4% cash interest and 3% PIK interest in 2025 and through the maturity date;

- pay a one-time option termination fee of $12.5 million to Maplewood; and

- reduce Maplewood's share of any future potential sales proceeds (in excess of our gross investment) by the unpaid deferred rent balance, the $22.5 million of capital expenditures and the $12.5 million option termination fee payment.

Maplewood began to short pay contractual rent during the second quarter of 2023, which continued into the fourth quarter of 2023 with Maplewood paying $9.8 million of contractual rent, a short pay of $7.5 million of the $17.3 million due under its lease agreement in the fourth quarter of 2023. Omega applied $1.8 million of Maplewood's security deposit towards the fourth quarter shortfall and recognized rental income of $11.6 million for the three months ended December 31, 2023. The security deposit was fully exhausted in the fourth quarter of 2023. For the year ended December 31, 2023, Maplewood paid total contractual rent of $57.8 million, a total short pay of $11.5 million of the $69.3 million due under the lease agreement for the year. Omega applied all $4.8 million of Maplewood's security deposit towards the total year to date shortfall and recognized rental income of $62.6 million for the year ended December 31, 2023. The $12.5 million option termination fee payment made in the first quarter of 2023 in connection with the restructuring agreement was accounted for as a lease inducement. As Maplewood is on a cash basis of revenue recognition, the inducement was immediately expensed and was recorded as a reduction to the $62.6 million of rental income recognized for the year ended December 31, 2023. In January 2024, Maplewood short-paid the contractual rent amount due under its lease agreement by $2.0 million. We continue to take actions to preserve our rights and are in discussions with Maplewood to address the deficiency.

As discussed further in Note 5 — Real Estate Loans Receivable, we recorded interest income of $1.5 million on the secured revolving credit facility during the three months ended March 31, 2023 for the contractual interest payment received related to December 2022, as the loan was placed on non-accrual status for interest recognition during the fourth quarter of 2022. Revenue from Maplewood represents approximately 6.6%, 8.9% and 7.9% of our total revenues (excluding the impact of straight-line write-offs) for the years ended December 31, 2023, 2022 and 2021, respectively.

*Guardian*

Guardian did not make rent and interest payments under its lease and mortgage loan agreements during the fourth quarter of 2021. As a result of Guardian's non-payment of contractual rent and the anticipated restructuring of its agreements, in the fourth quarter of 2021, we placed Guardian on a cash basis of revenue recognition and wrote-off approximately $14.0 million of straight-line rent receivables and lease inducements through rental income. In the fourth quarter of 2021, we began negotiations to restructure Guardian's lease and loan agreements. In connection with the restructuring negotiations, on December 30, 2021, we acquired 2 facilities, previously subject to the Guardian mortgage loan, in consideration for a reduction of $8.7 million in the mortgage principal and added the facilities to the master lease agreement.

Guardian continued to not pay contractual rent and interest due under its lease and mortgage loan agreements during the first quarter of 2022. During the first and second quarters of 2022, we completed significant restructuring activities related to the Guardian lease and loan portfolio. In the first quarter of 2022, we transitioned eight facilities previously leased to Guardian to two other operators as part of the planned restructuring. Additionally, during the six months ended June 30, 2022, we sold nine facilities to a third party that were previously leased to Guardian and three facilities previously subject to the Guardian mortgage loan. In the second quarter of 2022, we agreed to a formal restructuring agreement, master lease amendments and mortgage loan amendments with Guardian. As part of the restructuring agreement and related agreements, Omega agreed to, among other things:

- extend the lease and loan maturity dates from January 31, 2027 to December 31, 2031 and allow Guardian the option to extend the maturity date for both the lease and loan through September 30, 2034, subject to certain conditions;

- reduce the combined rent and mortgage interest to an aggregate $24.0 million per year as of July 1, 2022 ($15.0 million in rent and $9.0 million in interest) with annual escalators of 2.25% beginning in January 2023; and

- allow Guardian to retrospectively defer $18.0 million of aggregate contractual rent and interest that it failed to pay from October 2021 through March 2022 (consisting of $12.2 million of deferred rent and $5.8 million of deferred interest), with repayment required beginning after September 30, 2024, based on certain financial metrics, and in full by December 31, 2031, or the earlier termination of the lease for any reason.

Following the execution of the restructuring agreement, Guardian resumed paying contractual rent and interest during the second quarter of 2022 and continued such payments throughout the third and fourth quarters of 2022, in accordance with the restructuring terms. For the year ended December 31, 2022, we recorded rental income of $11.3 million for the contractual rent payments that were received. Guardian continued to make contractual rent and interest payments in accordance with the restructuring terms during the first and second quarters of 2023. As discussed in Note 4 — Assets Held For Sale, Dispositions and Impairments, we sold 6 facilities previously leased to Guardian in the second quarter of 2023 and amended the master lease agreement to further reduce rent to $1.5 million. As discussed further in Note 7 — Real Estate Loans Receivable, Guardian also sold the remaining 4 facilities subject to Guardian mortgage loan in the second quarter of 2023 and used the proceeds from the sale to make a principal repayment to Omega, in the same amount, against the mortgage note. Following the repayment, Omega agreed to release the mortgage liens on the facilities.

In August 2023, Guardian failed to make the contractual rent payment due under its lease agreement and continued to fail to make the required contractual rent payments due under its lease agreement throughout the remainder of 2023. During the third and fourth quarters of 2023, we applied $2.9 million and $4.4 million, respectively, of Guardian's security deposit to fund the unpaid rent. As Guardian is on a cash basis of revenue recognition, we recorded rental income of $4.4 million and $16.8 million for the three months and year ended December 31, 2023, respectively, for the contractual rent payments that were received from Guardian and through the application of Guardian's security deposit. Following the application of the security deposit in the third and fourth quarters of 2023, we had a $0.1 million security deposit remaining as of December 31, 2023, which can be applied to future rent shortfalls. We are in discussions to sell or release to another operator the facilities included in Guardian's master lease. In January 2024, Guardian did not pay the contractual rent amount due under its lease agreement of $1.5 million.

Additionally, as discussed further in Note 7 — Real Estate Loans Receivable, no mortgage interest income has been recognized on the Guardian mortgage loan during the years ended December 31, 2023 and 2022, respectively, as we were accounting for this loan under the cost recovery method. Revenue from Guardian represents approximately 1.7%, 1.1% and 2.5% of our total revenues (excluding the impact of straight-line write-offs) for the years ended December 31, 2023, 2022 and 2021, respectively.

*Healthcare Homes*

In December 2022, we agreed to allow Healthcare Homes, a U.K. based operator representing 3.1%, 2.9% and 2.4% of total revenue (excluding the impact of write-offs) for the years ended December 31, 2023, 2022 and 2021, respectively, the ability to defer up to £6.7 million of contractual rent from January 2023 through April 2023 with regular payments required to resume in May 2023. During the fourth quarter of 2023, the rent deferral agreement and lease agreement were amended to, among other things, extend the repayment period for the rent deferral to six years, with full repayment due by April 1, 2030, and grant Omega the right to extend the lease by two years. During the three and six months ended June 30, 2023, Healthcare Homes elected to defer £1.7 million ($2.1 million in USD) and £6.7 million ($8.2 million in USD), respectively, of contractual rent in accordance with the December 2022 agreement. In May 2023, Healthcare Homes resumed making full contractual rent payments. Healthcare Homes has remained on a straight-line basis of revenue recognition.

*Gulf Coast*

During the second quarter of 2021, Gulf Coast stopped paying contractual rent under its master lease agreement because of on-going liquidity issues. Gulf Coast operated 24 facilities subject to a master lease with Omega and represented approximately 3.3% and 2.8% of Omega's total revenues (excluding the impact of write-offs) for the years ended December 31, 2021 and 2020, respectively.

As a result of Gulf Coast's default under its master lease agreement, in August 2021, we exercised our right to accelerate the full amount of rent due under Gulf Coast's master lease agreement. On October 14, 2021, Gulf Coast commenced voluntary cases under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). As described in Gulf Coast's filings with the Bankruptcy Court, we entered into a Restructuring Support Agreement (the "Support Agreement") that formed the basis for Gulf Coast's restructuring and liquidation. The Support Agreement established a timeline for the implementation of Gulf Coast's restructuring and liquidation, including the transition of management of the operations of the facilities to a third-party operator. As part of the Support Agreement, we provided $25 million of senior secured debtor-in-possession ("DIP") financing to Gulf Coast, which is discussed in further detail in Note 8 — Non-Real Estate Loans Receivable. In November 2021, Gulf Coast entered into management and operations transfer agreements ("MOTAs") with a new manager ("New Manager"), pursuant to which the management of 23 of the 24 facilities subject to the master lease with Omega were performed by New Manager during an interim period until the license for the facilities subject to the MOTAs could be obtained by a new operator ("New Operator"). During the interim period, no rent was paid by Gulf Coast, and we provided a $20 million working capital loan to New Manager, discussed in further detail in Note 8 — Non-Real Estate Loans Receivable. The Bankruptcy Court approved the MOTAs on November 24, 2021 and the operations were transitioned effective December 1, 2021. On June 27, 2022, the Bankruptcy Court entered its order confirming Gulf Coast's bankruptcy plan which provided for, among other things, an allowed claim of $49.0 million in relation to the accelerated rent due under Gulf Coast's master lease agreement. Payment of the allowed claim has been redirected, with Omega's approval, under the Plan to Gulf Coast's unsecured creditors.

As a result of Gulf Coast's non-payment of contractual rent, in the second quarter of 2021, we placed Gulf Coast on a cash basis of revenue recognition and wrote-off straight-line rent receivable balances of $17.4 million through rental income. Subsequent to placing Gulf Coast on a cash basis of revenue recognition in June 2021, we recognized $24.6 million of rental income over the remaining period of 2021, based on our ability to offset any uncollected rent receivables against Gulf Coast's security deposit and against certain debt obligations of Omega, as discussed further below. We held a security deposit of $3.3 million from Gulf Coast, which we applied against Gulf Coast's obligations in the second and third quarters of 2021. In relation to Gulf Coast, a subsidiary of Omega ("Omega Obligor") is the obligor on five notes due to third parties with aggregate outstanding principal of $20.0 million (collectively, the "Subordinated Debt") that bear interest at 9% per annum with a maturity date of December 21, 2021 (see Note 14 — Borrowing Activities and Arrangements). Under the terms of the Subordinated Debt, to the extent Gulf Coast fails to pay rent when due to us under its master lease, Gulf Coast's unpaid rent can be used to offset Omega Obligor's obligations under the Subordinated Debt (on a quarterly basis with respect to interest and, under some circumstances, on an annual basis with respect to principal). As of December 31, 2021, we have offset $1.3 million of accrued interest and $20.0 million of principal under the Subordinated Debt against the uncollected rent under the master lease with Gulf Coast. Following the application of these offsets, Omega has no further obligations under the Subordinated Debt. See Note 20 — Commitments and Contingencies for additional discussion regarding ongoing litigation related to the Subordinated Debt.

As discussed in Note 4 — Assets Held For Sale, Dispositions and Impairments, we sold 22 facilities that were previously leased and operated by Gulf Coast in the first quarter of 2022. We transitioned one facility that was previously leased and operated by Gulf Coast to another operator in the second quarter of 2022.

*3.8% Operator*

From January through March 2022, an operator (the "3.8% Operator") representing 3.8%, 3.7% and 3.4% of total revenue (excluding the impact of write-offs) for the years ended December 31, 2023, 2022 and 2021, respectively, did not pay its contractual amounts due under its lease agreement. In March 2022, the lease with the 3.8% Operator was amended to allow for a short-term rent deferral for January through March 2022. The deferred rent balance accrues interest monthly at a rate of 5% per annum. The 3.8% Operator paid the contractual amount due under its lease agreement from April 2022 through December 2023. Omega holds a $1.1 million security deposit from the 3.8% Operator as collateral under its lease agreement. The 3.8% Operator remains on a straight-line basis of revenue recognition.

We have a revolving credit facility with the 3.8% Operator that has a maximum capacity of $25.0 million with an outstanding principal balance of $23.7 million as of December 31, 2023. The credit facility is secured by a first lien on the accounts receivable of the 3.8% Operator. The 3.8% Operator paid contractual interest under the facility from January 2022 through December 2023. See Note 8 — Non-Real Estate Loans Receivable for additional details.

*1.2% Operator*

In March 2022, an operator (the "1.2% Operator"), representing 1.2% and 2.1% of total revenue (excluding the impact of write-offs) for the years ended December 31, 2022 and 2021, respectively, did not pay its contractual amounts due under its lease agreement. In April 2022, the lease with the 1.2% Operator was amended to allow the operator to apply its $2.0 million security deposit toward payment of March 2022 rent and to allow for a short-term rent deferral for April 2022 with regular rent payments required to resume in May 2022. The 1.2% Operator paid contractual rent in May 2022, but it failed to pay the full contractual rent for June 2022 on a timely basis. We placed the 1.2% Operator on a cash basis of revenue recognition during the second quarter of 2022 and wrote-off approximately $8.3 million of straight-line rent receivables. During the third and fourth quarters of 2022, the 1.2% Operator made partial contractual rent payments totaling $4.0 million. As discussed above, we transitioned all 14 facilities previously include in the 1.2% Operator's master lease to another operator during the first quarter of 2023.

*2.0% Operator*

In June 2022, an operator (the "2.0% Operator"), representing 2.0% and 2.1% of total revenue (excluding the impact of write-offs) for the years ended December 31, 2022 and 2021, respectively, short-paid the contractual rent amount due under its lease agreement by $0.6 million. In July 2022, we drew the full $5.4 million letter of credit that was held as collateral from the 2.0% Operator and applied $0.6 million of the proceeds to pay the unpaid portion of June 2022 rent. In the third quarter of 2022, the 2.0% Operator continued to short-pay the contractual amount due under its lease agreement. As such, we applied $3.3 million of the remaining proceeds of the letter of credit to pay the unpaid portion of July, August and September 2022 rent. We placed the 2.0% Operator on a cash basis of revenue recognition during the third quarter of 2022 and wrote-off approximately $10.5 million of straight-line rent receivables and lease inducements. In the fourth quarter of 2022, the 2.0% Operator paid $2.2 million in contractual rent and we applied the remaining $1.5 million of collateral against the remaining unpaid rent. During the fourth quarter of 2022, we transitioned three of the facilities previously included in the 2.0% Operator's master lease to another operator. As discussed above, during the first quarter of 2023, we transitioned the remaining 20 facilities previously included in the 2.0% Operator's master lease to other operators.

**Lease Inducements**

As discussed in the "Maplewood" section above, the $12.5 million option termination fee payment made in the first quarter of 2023 in connection with the Maplewood restructuring agreement was accounted for as a lease inducement. In addition, for the year ended December 31, 2023, we provided a funding of $3.4 million to Healthcare Homes, which was accounted for as a lease inducement and will be amortized as a reduction to rental income over the remaining contractual term of the lease. For the year ended December 31, 2021, we provided fundings of $22.3 million to our operators subject to operating leases, which were accounted for as lease inducements and will be amortized as a reduction to rental income over the remaining term of the leases. Of the $22.3 million funded in 2021, $20 million was paid to LaVie and $2.3 million was paid to four other existing operators.

## NOTE 6 — LEASES

**Lease Income**

The following table summarizes the Company's rental income from operating leases:

|  | Year Ended December 31, | | |
|---|---|---|---|
|  | **2023** | **2022** | **2021** |
|  | (in thousands) | | |
| Rental income – operating leases | $811,123 | $735,247 | $911,701 |
| Variable lease income – operating leases | 14,257 | 14,961 | 11,976 |
| Total rental income | $825,380 | $750,208 | $923,677 |

Our variable lease income primarily represents the reimbursement of real estate taxes by operators that Omega pays directly.

The following amounts reflect the future minimum lease payments due to us for the remainder of the initial terms of our operating leases as of December 31, 2023:

|  | (in thousands) |
|---|---|
| 2024 | $ 816,703 |
| 2025 | 836,729 |
| 2026 | 858,145 |
| 2027 | 831,150 |
| 2028 | 748,652 |
| Thereafter | 4,841,217 |
| Total | $8,932,596 |

**Lease Costs**

As of December 31, 2023, the Company is a lessee under ground leases and/or facility leases related to 10 SNFs, four ALFs and two offices. For the years ended December 31, 2023, 2022 and 2021, the expenses associated with these operating leases were $2.8 million, $2.2 million and $2.2 million, respectively and are included within general and administrative expense on the Statements of Operations.

The following table summarizes the balance sheet information related to leases where the Company is a lessee:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands) | |
| Other assets – right of use assets | $30,178 | $17,849 |
| Accrued expenses and other liabilities – lease liabilities | $31,625 | $19,130 |

In connection with a 6-facility asset acquisition in the first quarter of 2023, the Company recorded $9.9 million of right-of-use assets and lease liabilities associated with ground leases assumed in the acquisition.

**Direct Financing Leases**

The components of investments in direct financing leases consist of the following:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands) | |
| Minimum lease payments receivable | $ 22,628 | $ 23,756 |
| Less unearned income | (11,423) | (12,437) |
| Investment in direct financing leases | 11,205 | 11,319 |
| Less allowance for credit losses on direct financing leases | (2,489) | (2,816) |
| Investment in direct financing leases – net | $ 8,716 | $ 8,503 |
| Properties subject to direct financing leases | 1 | 1 |
| Number of direct financing leases | 1 | 1 |

**NOTE 7 — REAL ESTATE LOANS RECEIVABLE**

Real estate loans consist of mortgage loans and other real estate loans which are primarily collateralized by a first, second or third mortgage lien or a leasehold mortgage on, or an assignment of the partnership interest in the related properties. As of December 31, 2023, our real estate loans receivable consists of ten fixed rate mortgages on 55 long-term care facilities and 17 other real estate loans. The mortgage notes relate to facilities located in eight states that are operated by nine independent healthcare operating companies. The other real estate loans are with seven of our operators as of December 31, 2023. We monitor compliance with the loans and when necessary have initiated collection, foreclosure and other proceedings with respect to certain outstanding real estate loans.

The principal amounts outstanding of real estate loans receivable, net of allowances, were as follows:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands) | |
| Mortgage notes due 2030; interest at 11.18%[1] | $ 514,866 | $ 506,321 |
| Mortgage notes due 2037; interest at 10.50% | 72,420 | 72,420 |
| Mortgage note due 2025; interest at 7.85% | 62,010 | 63,811 |
| Mortgage note due 2028; interest at 10.00% | 50,000 | — |
| Mortgage note due 2031; interest at 11.27% | — | 76,049 |
| Other mortgage notes outstanding[2] | 55,141 | 12,922 |
| Mortgage notes receivable – gross | 754,437 | 731,523 |
| Allowance for credit losses on mortgage notes receivable | (55,661) | (83,393) |
| Mortgage notes receivable – net | 698,776 | 648,130 |
| Other real estate loan due 2035; interest at 7.00% | 263,520 | 250,500 |
| Other real estate loans due 2023-2030; interest at 11.77%[1][3] | 120,576 | 43,628 |
| Other real estate loans due 2024; interest at 13.20%[1] | 106,807 | 98,440 |
| Other real estate loans outstanding[4] | 57,812 | 20,000 |
| Other real estate loans – gross | 548,715 | 412,568 |
| Allowance for credit losses on other real estate loans | (35,329) | (17,967) |
| Other real estate loans – net | 513,386 | 394,601 |
| Total real estate loans receivable – net | $1,212,162 | $1,042,731 |

_____

[1]  Approximates the weighted average interest rate on facilities as of December 31, 2023.

[2]  Other mortgage notes outstanding have a weighted average interest rate of 9.45% per annum as of December 31, 2023 with maturity dates ranging from 2024 through 2026. Two of the mortgage notes with an aggregate principal balance of $12.9 million are past due and have been written down, through our allowance for credit losses, to the estimated fair value of the underlying collateral of $1.5 million.

[3]  Other real estate loans due 2023-2030 included five loans with a maturity date of December 31, 2023 that were subsequently fully repaid in January 2024.

[4]  Other real estate loans outstanding have a weighted average interest rate of 11.25% as of December 31, 2023, with maturity dates ranging from 2027 to 2033.

Interest income on real estate loans is included within interest income on the Consolidated Statements of Operations and is summarized as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| | (in thousands) | | |
| Mortgage notes – interest income | $68,340 | $ 74,233 | $ 91,661 |
| Other real estate loans – interest income | 29,426 | 36,089 | 31,988 |
| Total real estate loans interest income | $97,766 | $110,322 | $123,649 |

**Mortgage Notes due 2030**

At December 31, 2023, Omega had $514.9 million of Mortgage Notes with Ciena Healthcare Management, Inc ("Ciena") consisting of the following:

- A Ciena master mortgage with initial principal of $415 million that matures in 2030 (the "Ciena Master Mortgage"). The Ciena Master Mortgage note bore an initial interest rate of 9.0% per annum which increases by 0.225% per annum. In May 2020, we amended the Ciena Master

Mortgage to increase the interest rate by 54 basis points from 10.13% per annum to 10.67% per annum and we sold eight SNFs and one ALF located in Michigan to Ciena for $83.5 million (as discussed below). During 2022, Ciena repaid $92.4 million under the Ciena Master Mortgage. Concurrent with this repayment, we released the mortgage liens on five facilities in exchange for the partial repayment. As of December 31, 2023, the outstanding principal balance of the Ciena Master Mortgage note is $277.8 million and it is secured by 19 facilities. The interest rate on the Ciena Master Mortgage was 11.57% at December 31, 2023.

- Multiple incremental facility mortgages, construction and/or improvement mortgages with maturities through 2030 (with the exception of one construction mortgage with principal of $28.1 million that matures in 2024) with initial annual interest rates ranging between 8.5% and 10% and fixed annual escalators of 2% or 2.5% over the prior year's interest rate, or a fixed increase of 0.225% per annum. During the second quarter of 2021, one construction mortgage, included in the mortgage notes described above, with an original maturity date of 2021 was extended to 2029 and converted into a facility mortgage. During the third quarter of 2021, we acquired a facility which was previously subject to a $13.9 million construction mortgage, also included in the notes described above, and subsequently leased the property back to Ciena. During 2022, Ciena repaid $51.0 million under seven additional mortgages. Concurrent with this repayment, we released the mortgage liens on two facilities in exchange for the partial repayment. As of December 31, 2023, the outstanding principal balance of these mortgage notes which are secured by three facilities is $104.4 million.

- A $44.7 million mortgage note related to five SNFs located in Michigan. The mortgage note matures on June 30, 2030 and bore an initial annual interest rate of 9.5% which increases each year by 0.225%. During 2022, Ciena repaid $15.1 million under this mortgage. Concurrent with this repayment, we released the mortgage liens on one facility in exchange for the partial repayment. As of December 31, 2023, the outstanding principal balance of this mortgage note is $28.6 million and it is secured by four SNFs. The interest rate on the mortgage note was 10.63% at December 31, 2023.

- A $83.5 million mortgage note related to eight SNFs and one ALF located in Michigan. These nine facilities were formerly leased to Ciena and were sold to Ciena by issuance of a first mortgage on May 1, 2020. The mortgage note matures on June 30, 2030 and bore an initial annual interest rate of 10.31% which increases each year by 2%. The interest rate on the mortgage note was 10.94% at December 31, 2023. As of December 31, 2023, the outstanding principal balance of this mortgage note is $82.8 million.

- A $21.3 million mortgage note related to one SNF located in Ohio. The mortgage note had an original maturity date of March 31, 2022 and bore an initial annual interest rate of 9.5%. During the year ended December 31, 2023, we amended the mortgage note to extend the maturity date to December 31, 2023 and to increase the interest rate to 9.74% beginning April 1, 2022 and to 9.98% beginning April 1, 2023. As of December 31, 2023, the outstanding principal balance of this mortgage note is $21.3 million. Subsequent to year end, the mortgage note was amended to extend the maturity date to December 31, 2024 and to increase the interest rate to 10% beginning January 1, 2024.

The mortgage notes with Ciena are cross-defaulted and cross-collateralized with our existing master lease and other non-real estate loans with Ciena.

**Mortgage Note due 2037**

On July 1, 2021, we financed six SNFs in Ohio and amended an existing $6.4 million mortgage, inclusive of two Ohio SNFs, to include the six facilities in a consolidated $72.4 million mortgage for eight Ohio facilities bearing interest at an initial rate of 10.5% per annum. The mortgage loan originally had a maturity date of December 31, 2032, which was subsequently amended in the second quarter of 2023 to December 31, 2037. As of December 31, 2023, the outstanding principal balance of this mortgage note is $72.4 million.

**Mortgage Note due 2025**

In connection with our acquisition of MedEquities Realty Trust, Inc. on May 17, 2019, the Company acquired a first mortgage lien issued to Lakeway Realty, L.L.C., an unconsolidated joint venture discussed in Note 11 — Investments in Joint Ventures. The loan had original principal of approximately $73.0 million and bore interest at 8% per annum based on a 25-year amortization schedule with a March 20, 2025 maturity date. We determined the acquisition date fair value of the acquired mortgage was $69.1 million. As of December 31, 2023, this mortgage had a carrying value of $62.0 million.

**Mortgage Note due 2028**

On December 28, 2023, we funded a $50.0 million mortgage loan to a new operator for the purpose of acquiring four Illinois facilities. The mortgage loan bears interest at 10% and matures on December 28, 2028. Interest is payable monthly in arrears. The loan is secured by a first mortgage lien on the four facilities.

**Mortgage Note due 2031**

On January 17, 2014, we entered into a $112.5 million first mortgage loan with Guardian. The loan was originally secured by seven SNFs and two ALFs located in Pennsylvania and Ohio. The mortgage was cross-defaulted and cross-collateralized with our existing master lease with the operator. In March 2018, we extended the maturity date to January 31, 2027 and provided an option to extend the maturity for a five year period through January 31, 2032 and a second option to extend the maturity through September 30, 2034.

As discussed in Note 5 — Contractual Receivables and Other Receivables and Lease Inducements, Guardian failed to pay contractual rent and interest to us during the fourth quarter of 2021. The mortgage loan was placed on non-accrual status for interest recognition in October 2021 and was being accounted for under the cost recovery method. On December 30, 2021, we acquired two facilities, previously subject to the Guardian mortgage loan, in consideration for a reduction of $8.7 million in the mortgage principal and added the facilities to the master lease agreement. Following Guardian's non-payment of rent and interest during the fourth quarter of 2021 and further negotiations with Guardian in the fourth quarter, we elected to evaluate the risk of loss on the loan on an individual basis. As the fair value of the 7 properties that collateralized the mortgage loan were estimated to be less than the remaining principal as of December 31, 2021 of $103.8 million, we reserved an additional $38.2 million through provision for credit losses in the fourth quarter of 2021. The total reserve as of December 31, 2021, related to the mortgage loan was $47.1 million and reduced the loan carrying value to the estimated fair value of the collateral of $56.7 million as of December 31, 2021. We also fully reserved approximately $1.0 million of contractual interest receivable related to the mortgage loan with Guardian in the fourth quarter of 2021.

Guardian continued to not pay contractual rent and interest due under its lease and mortgage loan agreements during the first quarter of 2022. On February 15, 2022, Guardian completed the sale of three facilities subject to the Guardian mortgage loan with Omega. Concurrent with the sale, Omega agreed to release the mortgage liens on these facilities in exchange for a partial paydown of $21.7 million. In connection with the partial paydown, we recorded a $5.1 million recovery for credit losses in the first quarter of 2022 related to the Guardian mortgage loan. In the second quarter of 2022, we agreed to a formal restructuring agreement and amendments to the master lease and mortgage loan with Guardian, which among other adjustments, extended the loan maturity and allowed for the deferral of certain contractual interest as discussed in Note 5 — Contractual Receivables and Other Receivables and Lease Inducements. These amendments were treated as a loan modification provided to a borrower experiencing financial difficulty. Following the execution of the restructuring agreement, Guardian resumed paying contractual rent and interest during the second quarter of 2022 and continued such payments throughout the remainder of 2022, in accordance with the restructuring terms. In the third and fourth quarters of 2022, we reserved an additional $0.3 million, in aggregate, through provision for credit losses due to a decrease in the estimated fair value of the four facilities that are collateral under the mortgage.

In the second quarter of 2023, Guardian completed the sale of the four remaining facilities subject to the mortgage note with Omega. Guardian used $35.2 million of proceeds from the sale of the facilities to make a principal repayment to Omega, in the same amount, against the mortgage note. Following the repayment, Omega agreed to release the mortgage liens on these facilities and forgive the remaining $46.8 million of outstanding principal due under the mortgage note. We had previously established an allowance for credit loss to reserve this loan down to $35.2 million in anticipation of this settlement.

During the years ended December 31, 2023 and 2022, we received $3.9 million and $6.0 million, respectively, of interest payments that we applied against the outstanding principal balance of the loan and recognized a recovery for credit loss equal to the amount of payments applied against principal.

**Other mortgage notes outstanding**

As of December 31, 2023, our other mortgage notes outstanding represent five mortgage loans to five operators with liens on six facilities. Included below are significant new mortgage loans within this bucket that were entered into during the years ended December 31, 2023 and 2022 and significant updates to any existing loans.

*Mortgage Note due 2026*

In October 2023, we funded a $29.5 million mortgage loan to a new operator for the purpose of acquiring two Pennsylvania facilities. The mortgage loan bears interest at 10% and matures on October 1, 2026. Interest is payable monthly in arrears; however, under certain conditions prior to August 31, 2025, the borrower can elect to pay a portion of interest as PIK interest. The maximum PIK interest allowable under the mortgage loan is $3.0 million. Due to the fact that the borrower can elect to pay a portion of interest as PIK interest, this loan will initially be accounted for on a non-accrual status for interest recognition. The loan is secured by a first mortgage lien on the two facilities.

**Other real estate loan due 2035**

On July 31, 2020, we entered into a $220.5 million secured revolving credit facility with Maplewood as a part of an overall restructuring with this operator. Loan proceeds under the credit facility may be used to fund Maplewood's working capital needs. Advances made under this facility bear interest at a fixed rate of 7% per annum and the facility originally matured on June 30, 2030. On June 22, 2022, we amended the secured revolving credit facility with Maplewood to increase the maximum commitment under the facility from $220.5 million to $250.5 million. Maplewood was determined to be a VIE when this loan was originated in 2020. Our balances and risk of loss associated with Maplewood are included within our disclosures in Note 10 — Variable Interest Entities. As discussed in Note 5 — Contractual Receivables and Other Receivables and Lease Inducements, we began negotiations to restructure and amend Maplewood's lease and loan agreements during the fourth quarter of 2022. As a result of the anticipated restructuring, we placed the Maplewood revolving credit facility on non-accrual status for interest recognition during the fourth quarter of 2022 due to the anticipated restructuring of its lease and loan agreement.

In the first quarter of 2023, Omega entered into a restructuring agreement and a loan amendment that modified the revolving credit facility. As part of the restructuring agreement and loan amendment, Omega agreed to extend the maturity date to June 2035, increase the capacity of the senior revolving credit facility from $250.5 million to $320.0 million, including PIK interest applied to the principal, and to convert the 7% cash interest due on the senior revolving credit facility to all PIK interest in 2023, 1% cash interest and 6% PIK interest in 2024, and 4% cash interest and 3% PIK interest in 2025 and through the maturity date. The maximum PIK interest allowable under the credit facility, as amended, is $52.2 million. This amendment was treated as a loan modification provided to a borrower experiencing financial difficulty.

During the three months ended March 31, 2023, we recorded interest income of $1.5 million on the secured revolving credit facility for the contractual interest payment received related to December 2022, as the loan was placed on non-accrual status for interest recognition during the fourth quarter of 2022. We did not record any interest income related to the PIK interest during the year ended December 31, 2023. As of December 31, 2023, the amortized cost basis of this loan was $263.5 million, which represents 20.2% of the total amortized cost basis of all real estate loan receivables. As of December 31, 2023, the remaining commitment under the secured revolving credit facility, including the unrecognized PIK interest, was $39.0 million.

**Other real estate loans due 2023-2030**

On June 28, 2022, we entered into a $35.6 million mezzanine loan with an existing operator related to new operations undertaken by the operator. The loan bears interest at a fixed rate of 12% per annum and matures on June 30, 2025. The loan also requires quarterly principal payments of $1.0 million commencing on January 1, 2023 and additional payments contingent on the operator's achievement of certain metrics. The loan is secured by a leasehold mortgage and a pledge of the operator's equity interest in a joint venture. As of December 31, 2023, the outstanding principal balance of this loan is $31.6 million.

On April 14, 2023, we entered into two mezzanine loans, with principal balances of $68.0 million and $6.6 million, respectively, with an existing operator and its affiliates in connection with the operator's acquisition of 13 SNFs in West Virginia. The $68.0 million loan matures on April 13, 2029 and bears interest at a variable rate that results in a blended interest rate of 12% per annum across this loan and three other loans, including the $6.6 million mezzanine loan and both $15.0 million mezzanine loans discussed under Notes due 2024-2029 in Note 8 — Non-Real Estate Loans Receivable. The $68.0 million loan requires quarterly principal payments of $1.0 million commencing on July 1, 2023 and additional payments contingent on certain metrics. The $68.0 million loan is secured by a leasehold mortgage and a pledge of the operator's equity interest in subsidiaries of the operator. The $6.6 million mezzanine loan matures on April 14, 2029 and bears interest at a rate of 8% per annum. The $6.6 million mezzanine loan was made to a new real estate joint venture, RCA NH Holdings RE Co., LLC, that we formed in April 2023 with the acquiring operator (see Note 11 — Investments in Joint Ventures for additional information on this joint venture).

**Other real estate loans due 2024**

Our other real estate loans due in 2024 consist of two secured term loans with Genesis with initial borrowings of $48.0 million and $16.0 million at issuance. The $48.0 million term loan was issued in July 2016 (the "2016 Term Loan"), with subsequent amendments in 2018, 2019, 2021 and 2023, and currently bears interest at a fixed rate of 14% per annum, of which 9% per annum is paid-in-kind. The 2016 Term Loan was initially scheduled to mature on July 29, 2020, but through the amendments noted above, the maturity date of this loan was extended to March 29, 2024. The $16.0 million secured term loan was issued on March 6, 2018 (the "2018 Term Loan"), with subsequent amendments in 2021 and 2023, and bears interest at a fixed rate of 10% per annum, of which 5% per annum is paid-in-kind. The 2018 Term Loan was initially scheduled to mature on July 29, 2020, but through the amendments noted above was extended to March 29, 2024. Both the 2016 and 2018 Term Loans are on an accrual status as of December 31, 2023. Both the 2016 and 2018 Term Loans are secured by a first priority lien on and security interest in certain collateral of Genesis. As of December 31, 2023, there was approximately $85.4 million and $21.4 million outstanding on the 2016 and 2018 Term Loans, respectively.

**Other real estate loans outstanding**

As of December 31, 2023, our other real estate loans outstanding represent four loans to four operators. Included below are the significant new loans entered into during the years ended December 31, 2023 and 2022 and significant updates to any existing loans.

*$8.7 million Mezzanine Loan*

In October 2023, we funded a $8.7 mezzanine loan to a new operator in connection with the funding of a $29.5 million mortgage loan to the same operator for the purpose of acquiring two Pennsylvania facilities, as discussed above. The mezzanine loan bears interest at 7% and matures on October 1, 2028. Interest is payable monthly in arrears; however, under certain conditions prior to August 31, 2025, the borrower can elect to pay a portion of interest as PIK interest. The maximum PIK interest allowable under the mezzanine loan is $0.6 million. Due to the fact that the borrower can elect to pay a portion of interest as PIK interest, this loan will initially be accounted for on a non-accrual status for interest recognition. The loan is secured by a second mortgage lien on the two facilities.

*Preferred Equity Investment in Joint Venture — $20 million*

On June 2, 2022, we made a $20.0 million preferred equity investment, which is treated as a loan for accounting purposes, in a new real estate joint venture that was formed to acquire an acute care hospital in New York. Omega's preferred equity investment bears a 12% return per annum and must be mandatorily redeemed by the joint venture at the earlier of December 2027 or the occurrence of certain significant events within the joint venture. We have determined that the joint venture is a VIE, but we are not the primary beneficiary as we do not have the power to direct the activities that most significantly impact the joint venture's economic performance. As such, this $20.0 million preferred equity investment is included in the unconsolidated VIE table presented in Note 10 — Variable Interest Entities.

## NOTE 8 — NON-REAL ESTATE LOANS RECEIVABLE

Our non-real estate loans consist of fixed and variable rate loans to operators and/or principals. These loans may be either unsecured or secured by the collateral of the borrower, which may include the working capital of the borrower and/or personal guarantees. As of December 31, 2023, we had 44 loans with 23 different borrowers. A summary of our non-real estate loans is as follows:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands) | |
| Notes due 2024-2029; interest at 11.22%[1] | $ 92,681 | $ 55,981 |
| Notes due 2036; interest at 5.63% | 77,854 | 55,791 |
| Notes due 2024-2026; interest at 10.69%[1] | 53,300 | 10,800 |
| Note due 2024; interest at 7.50%[2] | 44,999 | 47,999 |
| Notes due 2036; interest at 2.00% | 32,308 | 32,539 |
| Note due 2027; interest at 12.00% | — | 39,653 |
| Other notes outstanding[3] | 96,104 | 66,386 |
| Non-real estate loans receivable – gross | 397,246 | 309,149 |
| Allowance for credit losses on non-real estate loans receivable | (121,631) | (83,868) |
| Total non-real estate loans receivable – net | $ 275,615 | $225,281 |

(1) Approximate weighted average interest rate as of December 31, 2023.
(2) During the year ended December 31, 2023, the interest rate was amended to increase the interest rate on borrowings in excess of $45 million to 10% through October 15, 2023, and to 12% thereafter. The interest rate remains at 7.5% for borrowings that do not exceed $45 million. All borrowings in excess of $45 million had been repaid by December 31, 2023.
(3) Other notes outstanding have a weighted average interest rate of 8.04%, as of December 31, 2023, with maturity dates ranging from 2024 through 2030 (with $9.4 million maturing in 2024). Three of the other notes outstanding with an aggregate principal balance of $9.2 million are past due and have been written down to the estimated fair value of the underlying collateral of zero, through our allowance for credit losses.

For the years ended December 31, 2023, 2022 and 2021, non-real estate loans generated interest income of $22.1 million, $13.6 million and $12.7 million, respectively. Interest income on non-real estate loans is included within interest income on the Consolidated Statements of Operations.

### Notes due 2024-2029

Notes due 2024-2029 consist of 14 loans with the same operator, the majority of which are primarily short-term revolving lines of credit that are collateralized by the accounts receivable of certain operations of the operator. The most significant of the outstanding loans is a revolving line of credit that we entered into on June 28, 2022 in connection with the $35.6 million mezzanine loan discussed in Note 7 — Real Estate Loans Receivable above. The loan proceeds were used by this operator to finance working capital requirements of new operations in a new state to the operator. The line of credit bears interest at a fixed rate of 10% per annum and had an original maturity date of June 30, 2023 (or earlier based on certain state reimbursement conditions), which was subsequently extended during 2023 to June 30, 2024. The revolving line of credit is secured by a first priority interest on the operator's accounts receivable related to the new operations. As of December 31, 2023, the outstanding principal under this revolving line of credit was $33.0 million.

During the second quarter of 2023, we entered into two $15.0 million mezzanine loans with the same operator and its affiliates in connection with the operator's acquisition of 13 SNFs in West Virginia (discussed in Note 7 — Real Estate Loans Receivable). The first $15.0 million mezzanine loan (the "2028 Mezz Loan") matures on April 1, 2028 and bears interest at a variable rate based on the one-month term SOFR plus 8.6% per annum. The 2028 Mezz Loan requires monthly principal payments commencing on May 1, 2023 and is secured by a pledge of the operator's equity interest in its subsidiaries. The second $15.0 million mezzanine loan (the "2029 Mezz Loan") matures on April 13, 2029 and bears interest at a fixed rate of 12% per annum. The 2029 Mezz Loan also requires quarterly principal payments commencing on July 1, 2023 and additional payments contingent on the operator's achievement of certain metrics. The 2029 Mezz Loan is secured by a pledge of the operator's equity interest in its subsidiaries. In connection with the 2028 Mezz Loan and 2029 Mezz Loan, we also provided a $3.3 million working capital loan to a new joint venture, WV Pharm Holdings, LLC, which we formed in April 2023 with the acquiring operator (see Note 11 — Investments in Joint Ventures for additional information on this joint venture).

**Notes due 2036; interest at 5.63%**

As of December 31, 2022, Notes due 2036 consisted of a $32 million secured term loan (the "Agemo Term Loan") and a $25.0 million secured working capital loan (the "Agemo WC Loan") with Agemo. The Agemo Term Loan was acquired in 2016 and bore interest at 9% per annum. The Agemo Term Loan had a maturity date of December 31, 2024 and was secured by a security interest in certain collateral of Agemo. The Agemo WC Loan was issued on May 7, 2018 and bore interest at 7% per annum. The Agemo WC Loan had a maturity date of April 30, 2025 and was primarily secured by a collateral package that includes a second lien on the accounts receivable of Agemo. The proceeds of the Agemo WC Loan were used to pay operating expenses, settlement payments, fees, taxes and other costs approved by the Company.

As discussed in Note 5 — Contractual Receivables and Other Receivables and Lease Inducements, Agemo failed to pay contractual rent and interest to us from August 2021 through October 2021 and in December 2021. In the third quarter of 2021, we recorded an additional provision for credit loss of $16.7 million related to these loans as a result of a reduction in the fair value of the underlying collateral assets. The reduction in fair value of the collateral assets was primarily driven by the application of Agemo's $9.3 million letter of credit that supported the value of the Agemo Term Loan to Omega's uncollected receivables and a reduction in Agemo's working capital accessible to Omega as collateral, after considering other liens on the assets. Additionally, the loan has been placed on non-accrual status and we will use the cost recovery method and will apply any interest and fees received directly against the principal of the loan. During the year ended December 31, 2021, we received $1.2 million of interest payments which was applied against the principal.

Agemo continued to not pay contractual rent and interest due under its lease and loan agreements throughout 2022. During the year ended December 31, 2022, we recorded additional provisions for credit losses of $10.8 million related to the Agemo WC Loan because of reductions in the fair value of the underlying collateral assets supporting the current carrying values.

As discussed in Note 5 — Contractual Receivables and Other Receivables and Lease Inducements, in the first quarter of 2023, Omega entered into a restructuring agreement and a replacement loan agreement that modified the existing Agemo loans. Under the restructuring agreement, previously written off contractual unpaid interest related to the Agemo WC Loan and the Agemo Term Loan was forgiven. The outstanding principal of the Agemo Term Loan was refinanced into a new $32.0 million loan ("Agemo Replacement Loan A"). The outstanding principal of the Agemo WC Loan and the aggregate rent deferred and outstanding under the Agemo lease agreement was combined and refinanced into a new $50.2 million loan ("Agemo Replacement Loan B" and with Agemo Replacement Loan A, the "Agemo Replacement Loans"). The Agemo Replacement Loans bear interest at 5.63% per annum through October 2024, which increases to 5.71% per annum until maturity. The Agemo Replacement Loans mature on December 31, 2036. Interest payments were scheduled to resume on April 1, 2023, contingent upon Agemo's compliance with certain conditions of the restructuring agreement; however, Agemo had the option to defer the interest payment due on April 1, 2023. Beginning in January 2025, Agemo will be required to make principal payments on the Agemo Replacement Loans dependent on certain metrics. These amendments were treated as loan modifications provided to a borrower experiencing financial difficulty. Both of these loans are on non-accrual status, and we are utilizing the cost recovery method, under which any payments, if received, are applied against the principal amount.

Prior to the restructuring, the principal of the Agemo WC Loan and the Agemo Term Loan were written down to $5.9 million and zero, respectively, the fair value of the underlying collateral of these loans. No changes to the collateral supporting the loans were made because of the refinancing of these loans into the Agemo Replacement Loans. Additional principal of $25.2 million related to deferred rent due under the master lease was combined with the principal of the Agemo WC Loan under Agemo Replacement Loan B. This deferred rent balance was previously written off when the Agemo master lease was taken to a cash basis of revenue recognition in 2020. We believe it is not probable that we will collect the additional $25.2 million of principal balance associated with the deferred rent under Agemo Replacement Loan B. As such, we added an additional allowance for credit losses of $25.2 million related to Agemo Replacement Loan B concurrent with the increase in loan principal during the first quarter of 2023. There is no income statement impact as a result of this additional reserve due to the balance previously being written off.

Agemo exercised its option to defer the interest payments due on April 1, 2023 and resumed making interest payments in May 2023 in accordance with the restructuring terms discussed above. During the year ended December 31, 2023, we received $3.2 million of interest payments from Agemo that we applied against the outstanding principal of the loans and recognized a recovery for credit loss equal to the amount of payments applied against the principal. As of December 31, 2023, the amortized cost basis of these loans was $77.9 million, which represents 19.6% of the total amortized cost basis of all non-real estate loans receivables. As of December 31, 2023, the total reserves related to the Agemo Replacement loans was $71.9 million.

**Notes due 2024-2026**

On December 19, 2023, the Company entered into a $50.0 million secured term loan with a principal of an operator that bears interest at a fixed rate of 11% per annum and matures on December 19, 2026. In connection with entering into this loan, we also entered into two lease amendments to extend the term of two leases with entities associated with this principal. The loan is collateralized by a pledge of equity interests in a closely held corporation of which the principal is the majority owner. The loan requires monthly interest and principal payments commencing January 19, 2024.

**Note due 2024**

On July 8, 2019, the Company entered into a $15 million unsecured revolving credit facility agreement with a principal of an operator that bears interest at a fixed rate of 7.5% per annum and originally matured on July 8, 2022. The loan is collateralized by the assets of the principal and is cross-collateralized with the lease and other loans of the operator of which this borrower is the principal. During 2022, this revolving credit facility was amended multiple times to increase the maximum principal to $48 million, extend the maturity date to December 31, 2024 and require monthly principal payments of $0.5 million beginning in July 2022, which increase to $1.0 million in January 2023, to $1.5 million in August 2023 and to $2.5 million in December 2023. No principal payment amounts were required for the months of November and December 2022. During 2023, this revolving credit facility was further amended to increase the maximum principal to $55 million, increase the interest rate on certain borrowings as discussed above and modify the principal payment schedule. During the third and fourth quarters of 2023, the borrower failed to make aggregate contractual principal payments of $8.5 million due under the revolving credit facility. In February 2024, we amended the revolving credit facility agreement to, among other items, extend the maturity date to December 31, 2025 and to modify the mandatory principal payments required under the loan, such that the $8.5 million of missed principal payments are no longer past due and will be paid over the remaining loan term. Additionally, the amendment increased the interest rate on principal balances exceeding $15.0 million to 8% in January 2024, with further interest rate increases to 9% and 10% in April 2024 and June 2024, respectively.

### Notes due 2036; interest at 2.00%

On September 1, 2021, we entered into an $8.3 million term loan with LaVie to be funded through monthly advances in the amount of $0.7 million from September 2021 through August 2022. This term loan bore interest at a fixed rate of 7% per annum (which may be paid-in-kind for the first year of the loan), originally matured on March 31, 2031 and required monthly principal payments of $0.1 million commencing September 1, 2022. The loan is secured by a guarantee from LaVie's parent entities.

On March 25, 2022, we entered into a $25.0 million term loan with LaVie that bore interest at a fixed rate of 8.5% per annum and originally matured on March 31, 2032. This term loan required quarterly principal payments of $1.3 million commencing January 1, 2028 and is secured by a second priority lien on the operator's accounts receivable.

During the fourth quarter of 2022, we amended these loans with LaVie to, among other terms, extend the loan maturities to November 30, 2036 to align with the lease term, and starting in January 2023, reduce the interest rates to 2%, remove the requirement to make any principal payments until the maturity dates and to convert from monthly cash interest payments to PIK interest. These amendments were treated as loan modifications to a borrower experiencing financial difficulty. Given the modifications, we evaluated the risk of loss on these loans on an individual basis based on the fair value of the collateral. Based on our evaluation of the collateral, during the fourth quarter of 2022, we recognized provisions for credit losses of $7.5 million related to the $8.3 million term loan (to fully reserve the loan balance) and $15.8 million related to the $25.0 million term loan. Following the sale of 11 facilities in the fourth quarter of 2022, discussed in Note 4 — Assets Held for Sale, Dispositions and Impairments, the remaining accounts receivable outstanding that collateralize the $25.0 million term loan was insufficient to support the current outstanding balance, and as a result, we recorded the additional reserves to reduce the carrying value of the $25.0 million loan to the fair value of the collateral. Additionally, the loans were placed on non-accrual status and we will use the cost recovery method and will apply any interest and fees received directly against the principal of the loans. During the year ended December 31, 2022, we applied $0.4 million of interest payments received to the $25.0 million term loan principal balance outstanding and $0.1 million of interest payments received to the $8.3 million term loan principal balance outstanding. As of December 31, 2023, the amortized cost basis of these loans was $32.3 million, which represents 8.1% of the total amortized cost basis of all non-real estate loan receivables. The total reserve as of December 31, 2023 related to the LaVie loans was $28.7 million.

### Note due 2027

On September 1, 2022, we entered into a $40.0 million mezzanine loan with a new operator. The loan bore interest at a fixed rate of 12% per annum with a September 14, 2027 maturity date. In February 2023, this loan was repaid.

### Other notes outstanding

As of December 31, 2023, our other notes outstanding represent 23 loans to operators and/or principals that primarily consists of term loans and working capital loans or revolving credit facilities.

Many of these loans are not individually significant and the use of proceeds of these loans can vary. Included below are the significant new loans entered into during the years ended December 31, 2023 and 2022 and significant updates to any existing loans.

*Working Capital Loan — $20 million*

In November 2021, we entered into a $20.0 million working capital loan (the "$20.0 million WC loan") with an operator that managed, on an interim basis for a 4-month period, the operations of 23 facilities formerly leased to Gulf Coast. The $20.0 million WC loan bears interest at 3% per annum. The maturity date of the $20.0 million WC loan was the earlier of (i) December 31, 2022, (ii) the date of the termination of one or more of the MOTAs, or (iii) the date that New Manager requests that the loan be terminated. Advances under the working capital loan are not required to be repaid until maturity. The $20.0 million WC loan is secured by the accounts receivable of these facilities during the interim period of operation.

During the year ended December 31, 2022, we recognized provisions for credit losses of $5.2 million related to the $20.0 million WC loan, which resulted in the loan being fully reserved. Following the sale of 22 facilities, discussed in Note 4 — Assets Held for Sale, Dispositions and Impairments, the remaining accounts receivable outstanding that collateralize the loan was insufficient to support the current outstanding balance, and as a result, we recorded the additional reserves to reduce the carrying value of the loan to the fair value of the collateral. The $20.0 million WC Loan was placed on non-accrual status during the third quarter of 2022 and is being accounted for under the cost recovery method. During the year ended December 31, 2023, we recognized a recovery for credit loss of $0.8 million for principal payments received on this loan. As of December 31, 2023, the outstanding principal under this loan was $4.6 million, which is fully reserved.

*Gulf Coast — DIP Facility*

As discussed in Note 5 — Contractual Receivables and Other Receivables and Lease Inducements, in October 2021, we provided a $25.0 million senior secured DIP facility (the "DIP Facility") to Gulf Coast, in order to provide liquidity for the operations of the Gulf Coast facilities during its Chapter 11 cases. The DIP Facility bore interest at LIBOR (subject to a 1% floor) plus 12% per annum and had an unused commitment fee equal to .50% of the average daily balance of the undrawn commitments. Interest and fees were payable monthly and the principal was due at maturity. The DIP financing was guaranteed by all debtors in Gulf Coast's Chapter 11 cases and was secured by liens on substantially all of their assets, including post-petition accounts receivable, subject in certain cases to other priorities or exceptions. As of December 31, 2021, $20.5 million was outstanding under the DIP Facility, which was fully reserved for as discussed further below.

Given the uncertainty and complexity surrounding the bankruptcy process and the deteriorated credit of Gulf Coast, we estimated that the collateral would have insufficient value to support the loan at maturity and that we would be unable to collect on substantially all principal amounts advanced to Gulf Coast under the DIP Facility. Upon funding, we fully reserved all principal amounts advanced under the DIP Facility. In the fourth quarter of 2021, we recorded reserves of $20.0 million (the principal outstanding after considering interest payments applied to principal discussed below) related to the DIP facility through the provision for credit losses on December 31, 2021. See further discussion within Note 9 — Allowance for Credit Losses. Additionally, we placed the loan on non-accrual status and used the cost recovery method to apply any interest and fees received directly against the principal of the loan. During the year ended December 31, 2021, we received $0.5 million of interest and fee payments that we applied against the outstanding principal and recognized a recovery for credit loss equal to the amount of payments applied against the principal.

During the year ended December 31, 2022, we recorded an additional net provision for credit losses of $0.2 million related to the DIP Facility, which reflects the full reserve of additional advances of $2.2 million made under the facility during 2022 and a $2.0 million recovery for interest and fee payments received during 2022 that were applied against the outstanding principal. The DIP facility matured on August 15, 2022, which resulted in a write-off of the loan and reserve balances. During the year ended December 31, 2023, we received proceeds of $1.0 million from the liquidating trust which resulted in a recovery for credit losses of $1.0 million.

*Revolving Credit Facility — $25 million*

On October 1, 2021, the Company amended the terms of a $15 million revolving credit facility with an operator (the 3.8% Operator discussed in Note 5 — Contractual Receivables and Other Receivables and Lease Inducements) that was previously issued in December 2020 and had a maturity date of December 1, 2022. The amendment increased the maximum principal of $20 million, reduced the interest rate to 5% for the first year and 6% thereafter and extended the maturity date to September 30, 2024. The credit facility is secured by a first lien on the accounts receivable of the 3.8% Operator. This revolving credit facility was further amended in the fourth quarter of 2022 to increase the maximum principal to $25 million, with any borrowed amount in excess of $20 million to be repaid no later than June 30, 2023. During the third quarter of 2023, this revolving credit facility was further amended to increase the maximum principal to $25 million, increase the interest rate to 8.5% beginning in October 2024 and extend the maturity date to December 31, 2025. As of December 31, 2023, $23.7 million was outstanding on the revolving credit facility.

As discussed in Note 5 — Contractual Receivables and Other Receivables and Lease Inducements, from January through March 2022, the 3.8% Operator paid contractual interest under the credit facility but failed to pay contractual rent due under its lease agreement. In March 2022, the lease with the 3.8% Operator was amended to allow for a short-term rent deferral for January through March 2022. The 3.8% Operator has since paid the contractual amounts due under its lease and loan agreements from April 2022 through December 2023.

*Promissory Notes — $20 million*

In the fourth quarter of 2022, the Company entered into three unsecured loans with a principal of an operator with principal amounts of $17.0 million, $2.5 million and $0.5 million. The loans bear interest at 9% and mature on September 30, 2027. All three loans require quarterly principal payments commencing on January 3, 2023. As of December 31, 2023, the loans have total outstanding principal of $17.2 million.

*$10.0 million Mezzanine Loan and Working Capital Loan*

On June 30, 2023, the Company entered into a $10.0 million mezzanine loan and a revolving working capital loan with an existing operator in connection with the operator's acquisition of a portfolio of facilities in Pennsylvania. The $10.0 million mezzanine loan matures on June 30, 2028 and bears interest at a fixed rate of 11% per annum. The $10.0 million mezzanine loan also requires monthly amortizing payments of principal and interest in the amount of $0.2 million. The $10.0 million mezzanine loan is secured by an equity interest in a subsidiary of the operator. The working capital loan matures on June 30, 2026 and bears interest at a fixed rate of 10% per annum. The working capital loan has a maximum principal of $34.0 million for the first year that decreases to $20.0 million thereafter. The working capital loan is secured by the accounts receivable of the acquired facilities. As of December 31, 2023, the revolving working capital loan and mezzanine loan have outstanding principal balances of $12.0 million and $9.4 million, respectively.

## NOTE 9 — ALLOWANCE FOR CREDIT LOSSES

A rollforward of our allowance for credit losses, summarized by financial instrument type and internal credit risk rating, for the years ended December 31, 2023, 2022 and 2021 is as follows:

| Rating | Financial Statement Line Item | Allowance for Credit Loss as of December 31, 2022 | Provision (recovery) for Credit Loss for the year ended December 31, 2023[1] | Write-offs charged against allowance for the year ended December 31, 2023 | Other additions to the allowance for the year ended December 31, 2023 | Allowance for Credit Loss as of December 31, 2023 |
|---|---|---|---|---|---|---|
| | | | (in thousands) | | | |
| 1 . . . | Real estate loans receivable | $ 162 | $ 1,339 | $ — | $ — | $ 1,501 |
| 2 . . . | Real estate loans receivable | 157 | 134 | — | — | 291 |
| 3 . . . | Real estate loans receivable | 15,110 | (2,475) | — | — | 12,635 |
| 4 . . . | Real estate loans receivable | 33,666 | 31,447 | — | — | 65,113 |
| 6 . . . | Real estate loans receivable | 52,265 | (3,860) | (36,955)[2] | — | 11,450 |
| | Sub-total | 101,360 | 26,585 | (36,955) | — | 90,990 |
| 5 . . . | Investment in direct financing leases | 2,816 | (327) | — | — | 2,489 |
| | Sub-total | 2,816 | (327) | — | — | 2,489 |
| 2 . . . | Non-real estate loans receivable | 859 | 292 | — | — | 1,151 |
| 3 . . . | Non-real estate loans receivable | 2,079 | 1,824 | — | — | 3,903 |
| 4 . . . | Non-real estate loans receivable | 634 | 86 | — | — | 720 |
| 5 . . . | Non-real estate loans receivable | 18,619 | (415) | — | 25,200[3] | 43,404 |
| 6 . . . | Non-real estate loans receivable | 61,677 | 10,776 | — | — | 72,453 |
| | Sub-total | 83,868 | 12,563 | — | 25,200 | 121,631 |
| 2 . . . | Unfunded real estate loan commitments | — | 10 | — | — | 10 |
| 3 . . . | Unfunded real estate loan commitments | — | 335 | — | — | 335 |
| 4 . . . | Unfunded real estate loan commitments | 84 | 4,230 | — | — | 4,314 |
| 2 . . . | Unfunded non-real estate loan commitments | 207 | 485 | — | — | 692 |
| 3 . . . | Unfunded non-real estate loan commitments | 29 | 17 | — | — | 46 |
| 4 . . . | Unfunded non-real estate loan commitments | — | 63 | — | — | 63 |
| 5 . . . | Unfunded non-real estate loan commitments | — | 1,594 | — | — | 1,594 |
| | Sub-total | 320 | 6,734 | — | — | 7,054 |
| | Total | $188,364 | $45,555 | $(36,955) | $25,200 | $222,164 |

(1)   During the year ended December 31, 2023, we received proceeds of $1.0 million from the liquidating trust related to the DIP facility which resulted in a recovery for credit losses of $1.0 million that is not included in the rollforward above since we had previously written-off the loan balance and related reserves.

(2)   This amount relates to the write-off of the allowance for the Guardian mortgage note in connection with the settlement and partial forgiveness of the note in the second quarter of 2023. See Note 7 — Real Estate Loans Receivable for additional details.

(3)   This amount relates to the additional $25.2 million allowance recorded during the first quarter of 2023 to reserve the aggregate deferred rent amount that is included within Agemo Replacement Loan B. See Note 8 — Non-Real Estate Loans Receivable for additional details.

| Rating | Financial Statement Line Item | Allowance for Credit Loss at December 31, 2021 | Provision (recovery) for Credit Loss for the year ended December 31, 2022 | Write-offs charged against allowance for the year ended December 31, 2022 | Allowance for Credit Loss as of December 31, 2022 |
|---|---|---|---|---|---|
| | | (in thousands) | | | |
| 1 . . . | Real estate loans receivable | $ — | $ 162 | $ — | $ 162 |
| 2 . . . | Real estate loans receivable | 14 | 143 | — | 157 |
| 3 . . . | Real estate loans receivable | 5,367 | 9,743 | — | 15,110 |
| 4 . . . | Real estate loans receivable | 20,577 | 13,089 | — | 33,666 |
| 5 . . . | Real estate loans receivable | 136 | (136) | — | — |
| 6 . . . | Real estate loans receivable | 56,480 | 248 | (4,463)[1] | 52,265 |
| | Sub-total | 82,574 | 23,249 | (4,463) | 101,360 |
| | | | | | |
| 3 . . . | Investment in direct financing leases | 530 | (530) | — | — |
| 5 . . . | Investment in direct financing leases | — | 2,816 | — | 2,816 |
| | Sub-total | 530 | 2,286 | — | 2,816 |
| | | | | | |
| 2 . . . | Non-real estate loans receivable | 29 | 830 | — | 859 |
| 3 . . . | Non-real estate loans receivable | 1,206 | 873 | — | 2,079 |
| 4 . . . | Non-real estate loans receivable | 56 | 578 | — | 634 |
| 5 . . . | Non-real estate loans receivable | 7,861 | 10,758[2] | — | 18,619 |
| 6 . . . | Non-real estate loans receivable | 51,269 | 28,460[3][4] | (18,052)[5] | 61,677 |
| | Sub-total | 60,421 | 41,499 | (18,052) | 83,868 |
| | | | | | |
| 3 . . . | Unfunded real estate loan commitments | 251 | (251) | — | — |
| 4 . . . | Unfunded real estate loan commitments | 117 | (33) | — | 84 |
| 2 . . . | Unfunded non-real estate loan commitments | 7 | 200 | — | 207 |
| 3 . . . | Unfunded non-real estate loan commitments | 207 | (178) | — | 29 |
| 4 . . . | Unfunded non-real estate loan commitments | 216 | (216) | — | — |
| 6 . . . | Unfunded non-real estate loan commitments | 143 | 2,107[5] | (2,250)[5] | — |
| | Sub-total | 941 | 1,629 | (2,250) | 320 |
| | | | | | |
| | Total | $144,466 | $68,663 | $(24,765) | $188,364 |

(1) During the third quarter of 2022, we wrote-off the loan balance and reserve for a loan that expired during the quarter which had previously been fully reserved.

(2) This provision includes an additional $10.8 million allowance recorded on the Agemo WC Loan during the year ended December 31, 2022. See Note 8 — Non-Real Estate Loans Receivable for additional information on the Agemo WC Loan.

(3) This provision includes an additional $23.3 million allowance recorded on the LaVie $25.0 million term loan and on the $8.3 million term loan during the fourth quarter of 2022. See Note 8 — Non-Real Estate Loans Receivable for additional information on the LaVie term loans.

(4) This provision includes an additional $5.2 million allowance recorded on the $20 million WC loan during the year ended December 31, 2022 as discussed in Note 8 — Non-Real Estate Loans Receivable.

(5) In the second quarter of 2022 we recorded an additional reserve of $2.2 million related to the remaining commitment under the DIP facility as we were notified of the operator's intent to draw the funds in the third quarter of 2022. In the third quarter of 2022, the remaining commitment under the facility was drawn and the facility expired and as a result we wrote-off the loan balance and related reserves as we do not expect to collect amounts under the facility following the expiration.

| Rating | Financial Statement Line Item | Allowance for Credit Loss at December 31, 2020 | Provision (recovery) for Credit Loss for the year ended December 31, 2021 | Write-offs charged against allowance for the year ended December 31, 2021 | Allowance for Credit Loss as of December 31, 2021 |
|---|---|---|---|---|---|
| | | | (in thousands) | | |
| 2 . . . | Real estate loans receivable | $ 86 | $ (72) | $ — | $ 14 |
| 3 . . . | Real estate loans receivable | 4,652 | 715 | — | 5,367 |
| 4 . . . | Real estate loans receivable | 28,206 | (7,629)[1] | — | 20,577 |
| 5 . . . | Real estate loans receivable | 434 | (298) | — | 136 |
| 6 . . . | Real estate loans receivable | 4,905 | 51,575 | — | 56,480 |
| | Sub-total | 38,283 | 44,291 | — | 82,574 |
| | | | | | |
| 3 . . . | Investment in direct financing leases | 694 | (164) | — | 530 |
| | Sub-total | 694 | (164) | — | 530 |
| | | | | | |
| 2 . . . | Non-real estate loans receivable | 94 | (65) | — | 29 |
| 3 . . . | Non-real estate loans receivable | 1,415 | (209) | — | 1,206 |
| 4 . . . | Non-real estate loans receivable | 23,056 | (23,000)[2] | — | 56 |
| 5 . . . | Non-real estate loans receivable | 1,854 | 6,102[3] | (95) | 7,861 |
| 6 . . . | Non-real estate loans receivable | — | 51,269[2][4] | — | 51,269 |
| | Sub-total | 26,419 | 34,097 | (95) | 60,421 |
| | | | | | |
| 3 . . . | Unfunded real estate loan commitments | 2,096 | (1,845) | — | 251 |
| 4 . . . | Unfunded real estate loan commitments | 24 | 93 | — | 117 |
| 2 . . . | Unfunded non-real estate loan commitments | 116 | (109) | — | 7 |
| 3 . . . | Unfunded non-real estate loan commitments | 209 | (2) | — | 207 |
| 4 . . . | Unfunded non-real estate loan commitments | — | 216 | — | 216 |
| 6 . . . | Unfunded non-real estate loan commitments | — | 143 | — | 143 |
| | Sub-total | 2,445 | (1,504) | — | 941 |
| | | | | | |
| | Total | $67,841 | $ 76,720 | $(95) | $144,466 |

(1) Amount reflects the movement of reserves associated with our mortgage loan with Guardian due to a reduction of our internal risk rating on the loan from a 4 to a 6 during 2021. As discussed in Note 7 — Real Estate Loans Receivable, we elected to evaluate the risk of loss on the loan on an individual basis, which resulted in recording an additional $38.2 million reserve on the mortgage loan. This amount also reflects $4.5 million of additional allowance recorded in the second quarter of 2021 to fully impair one real estate loan receivable with a rating of 4 that was subsequently reduced to a rating of 6 in the third quarter of 2021.

(2) Amount reflects the movement of $22.7 million of reserves from non-real estate loans receivable with a rating of 4 to non-real estate loans receivable with a rating of 6 as a result of a reduction of our internal credit rating from a 4 to a 6 on the Agemo Term Loan during the third quarter of 2021. Concurrent with reducing the risk rating on the Agemo Term Loan to a 6, we recorded an additional provision of $8.8 million to fully reserve the remaining carrying value of the Agemo Term Loan. See Note 8 — Non-Real Estate Loans Receivable for additional information on the conditions that drove the additional Agemo Term Loan provision and rating reduction.

(3) The provision includes an additional $7.9 million allowance recorded on the Agemo WC Loan during the third quarter of 2021. We also reduced the internal rating on the Agemo WC Loan from a 4 to a 5 during the third quarter of 2021. See Note 8 — Non-Real Estate Loans Receivable for additional information on the conditions that drove the additional Agemo WC Loan provision and rating reduction.

(4) Amount reflects $20.0 million of additional allowance recorded in the fourth quarter of 2021 to fully reserve the remaining carrying value of the DIP Facility. See Note 8 — Non-Real Estate Loans Receivable for additional information on the DIP Facility.

Included below is a summary of the amortized cost basis of our financial instruments by year of origination and internal risk rating and a summary of our gross write-offs by year of origination:

| Rating | Financial Statement Line Item | 2023 | 2022 | 2021 | 2020 | 2019 | 2018 | 2017 & older | Revolving Loans | Balance as of December 31, 2023 |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | (in thousands) | | | | |
| 1 . . . | Real estate loans receivable | $ — | $20,000 | $ — | $ — | $ — | $ — | $ 62,010 | $ — | $ 82,010 |
| 2 . . . | Real estate loans receivable | 7,700 | — | — | 21,325 | — | — | — | — | 29,025 |
| 3 . . . | Real estate loans receivable | 173,385 | 31,600 | 72,420 | — | — | — | 110 | — | 277,515 |
| 4 . . . | Real estate loans receivable | 89,235 | — | 28,116 | 82,833 | — | 135,367 | 302,609 | 263,520 | 901,680 |
| 6 . . . | Real estate loans receivable | — | — | — | — | — | — | 12,922 | — | 12,922 |
| | Sub-total | 270,320 | 51,600 | 100,536 | 104,158 | — | 135,367 | 377,651 | 263,520 | 1,303,152 |
| | | | | | | | | | | |
| 5 . . . | Investment in direct financing leases | — | — | — | — | — | — | 11,205 | — | 11,205 |
| | Sub-total | — | — | — | — | — | — | 11,205 | — | 11,205 |
| | | | | | | | | | | |
| 2 . . . | Non-real estate loans receivable | 270 | — | — | — | — | — | — | 114,448 | 114,718 |
| 3 . . . | Non-real estate loans receivable | 89,897 | 20,950 | — | — | 3,654 | 3,300 | — | 8,550 | 126,351 |
| 4 . . . | Non-real estate loans receivable | 692 | — | — | — | 1,051 | — | 1,000 | 25,800 | 28,543 |
| 5 . . . | Non-real estate loans receivable | 1,454 | — | — | — | 2,295 | 47,832 | — | — | 51,581 |
| 6 . . . | Non-real estate loans receivable | 5,924 | 24,457 | 7,851 | — | — | 3,242 | 30,022 | 4,557 | 76,053 |
| | Sub-total | 98,237 | 45,407 | 7,851 | — | 7,000 | 54,374 | 31,022 | 153,355 | 397,246 |
| | | | | | | | | | | |
| | Total | $368,557 | $97,007 | $108,387 | $104,158 | $7,000 | $189,741 | $419,878 | $416,875 | $1,711,603 |
| | | | | | | | | | | |
| | Year to date gross write-offs | $ — | $ — | $ — | $ — | $ — | $ — | $(36,955) | $ — | $ (36,955) |

**Interest Receivable on Real Estate Loans and Non-real Estate Loans**

We have elected the practical expedient to exclude interest receivable from our allowance for credit losses. As of December 31, 2023 and 2022, we have excluded $10.2 million and $8.2 million, respectively, of contractual interest receivables and $3.1 million and $5.7 million, respectively, of effective yield interest receivables from our allowance for credit losses. We write-off interest receivable to provision for credit losses in the period we determine the interest is no longer considered collectible. For the year ended December 31, 2021, we wrote-off interest receivables of $1.0 million (related to the Guardian mortgage loan, see Note 7 — Real Estate Loans Receivable). This write-off is not reflected in the roll forward of the allowance for credit losses above.

During the years ended December 31, 2023, 2022 and 2021, we recognized $1.6 million, $17.2 million and $25.9 million, respectively, of interest income related to loans on non-accrual status as of December 31, 2023.

**NOTE 10 — VARIABLE INTEREST ENTITIES**

We hold variable interests in several VIEs through our investing and financing activities, which are not consolidated, as we have concluded that we are not the primary beneficiary of these entities as we do not have the power to direct activities that most significantly impact the VIE's economic performance and/or the variable interest we hold does not obligate us to absorb losses or provide us with the right to receive benefits from the VIE which could potentially be significant.

Below is a summary of our assets, liabilities, collateral, and maximum exposure to loss associated with these unconsolidated VIEs as of December 31, 2023 and 2022:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands) | |
| **Assets** | | |
| Real estate assets – net | $ 996,540 | $ 982,721 |
| Assets held for sale | 66,130 | — |
| Real estate loans receivable – net | 370,147 | 270,500 |
| Investments in unconsolidated joint ventures | 9,009 | — |
| Non-real estate loans receivable – net | 10,679 | 5,929 |
| Contractual receivables – net | 746 | 114 |
| Other assets | 1,423 | 1,499 |
| Total assets | 1,454,674 | 1,260,763 |
| **Liabilities** | | |
| Accrued expenses and other liabilities | (46,677) | (50,522) |
| Total liabilities | (46,677) | (50,522) |
| **Collateral** | | |
| Personal guarantee | (48,000) | (48,000) |
| Other collateral[(1)] | (1,105,383) | (982,721) |
| Total collateral | (1,153,383) | (1,030,721) |
| Maximum exposure to loss | $ 254,614 | $ 179,520 |

---

(1) Amount excludes accounts receivable amounts that Omega has a security interest in as collateral under the two working capital loans with operators that are unconsolidated VIEs. The fair value of the accounts receivable available to Omega was $8.9 million and $5.9 million as of December 31, 2023 and December 31, 2022, respectively.

In determining our maximum exposure to loss from these VIEs, we considered the underlying carrying value of the real estate subject to leases with these operators and other collateral, if any, supporting our other investments, which may include accounts receivable, security deposits, letters of credit or personal guarantees, if any, as well as other liabilities recognized with respect to these operators.

The table below reflects our total revenues from the operators that are considered VIEs for the years ended December 31, 2023, 2022 and 2021:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| | (in thousands) | | |
| **Revenue** | | | |
| Rental income | $81,900 | $53,158 | $120,381 |
| Interest income | 5,512 | 16,456 | 15,336 |
| Total | $87,412 | $69,614 | $135,717 |

---

(1) The rental income for the year ended December 31, 2023, reflects the $12.5 million option termination fee payment made to Maplewood in the first quarter of 2023 that was accounted for as a lease inducement (see Note 5 — Contractual Receivables and Other Receivables and Lease Inducements). The rental income for the year ended December 31, 2022, reflects the write-off of approximately $29.3 million of straight-line rent receivables and lease inducements related to Maplewood (see Note 5 — Contractual Receivables and Other Receivables and Lease Inducements).

**Consolidated VIEs**

We own a partial equity interest in a joint venture that we have determined is a VIE. We have consolidated this VIE because we have concluded that we are the primary beneficiary of this VIE based on a combination of our ability to direct the activities that most significantly impact the joint venture's economic performance and our rights to receive residual returns and obligation to absorb losses arising from the joint venture. We also sold an ALF to the joint venture for $7.7 million in net proceeds during the first quarter of 2022. Accordingly, this joint venture has been consolidated. Omega is not required to make any additional capital contributions to the joint venture. As of December 31, 2023, this joint venture has $27.9 million of total assets and $20.7 million of total liabilities, which are included in our Consolidated Balance Sheets. As a result of consolidating the joint venture, in the first quarter of 2022, we recorded a $2.9 million noncontrolling interest to reflect the contributions of the minority interest holder of the joint venture. No gain or loss was recognized on the initial consolidation of the VIE or upon the sale of the ALF to the joint venture.

In addition, as discussed in Note 3 — Real Estate Asset Acquisitions and Development, we consolidated the EATs that are classified as VIEs. See further discussion of EATs that are consolidated in Note 3 — Real Estate Asset Acquisitions and Development.

## NOTE 11 — INVESTMENTS IN JOINT VENTURES

### Unconsolidated Joint Ventures

Omega owns an interest in a number of joint ventures which generally invest in the long-term healthcare industry. The following is a summary of our investments in unconsolidated joint ventures (dollars in thousands):

| Entity | Ownership % | Initial Investment Date | Investment[1] | Facility Type | Facilities at December 31, 2023 | Carrying Amount December 31, 2023 | Carrying Amount December 31, 2022 |
|---|---|---|---|---|---|---|---|
| Second Spring Healthcare Investments[2] | 15% | 11/1/2016 | $ 50,032 | SNF | — | $ 8,945 | $ 10,975 |
| Lakeway Realty, L.L.C.[3] | 51% | 5/17/2019 | 73,834 | Specialty facility | 1 | 68,902 | 70,151 |
| Cindat Joint Venture[4] | 49% | 12/18/2019 | 105,688 | ALF | 63 | 97,559 | 97,382 |
| OMG Senior Housing, LLC | 50% | 12/6/2019 | — | Specialty facility | 1 | — | — |
| OH CHS SNP, Inc. | 9% | 12/20/2019 | 1,013 | N/A | N/A | 752 | 412 |
| RCA NH Holdings RE Co., LLC[5][6] | 20% | 4/14/2023 | 3,400 | SNF | 5 | 3,400 | — |
| WV Pharm Holdings, LLC[5][6] | 20% | 4/14/2023 | 3,000 | N/A | N/A | 3,000 | — |
| OMG-Form Senior Holdings, LLC[6][7] | 49% | 6/15/2023 | 2,708 | ALF | 1 | 2,609 | — |
| CHS OHI Insight Holdings, LLC | 25% | 8/17/2023 | 3,242 | N/A | N/A | 3,242 | — |
| | | | $242,917 | | | $188,409 | $178,920 |

(1) Our investment includes our transaction costs, if any.

(2) During the first quarter of 2021, this joint venture sold 16 SNFs to an unrelated third party for approximately $328 million in net proceeds and recognized a gain on sale of approximately $102.2 million ($14.9 million of which represents the Company's share of the gain). During the first quarter of 2021, this joint venture also sold five SNFs to Second Spring II LLC for approximately $70.8 million in net proceeds.

(3) We acquired an interest in a joint venture that owns the Lakeway Regional Medical Center (the "Lakeway Hospital") in Lakeway, Texas. Our initial basis difference of approximately $69.9 million is being amortized on a straight-line basis over 40 years to income (loss) from unconsolidated joint ventures in the Consolidated Statements of Operations. The lessee of the Lakeway Hospital has an option to purchase the facility from the joint venture. The lessee also has a right of first refusal and a right of first offer in the event the joint venture intends to sell or otherwise transfer Lakeway Hospital.

(4) We acquired a 49% interest in Cindat Ice Portfolio JV, GP Limited, Cindat Ice Portfolio Holdings, LP and Cindat Ice Portfolio Lender, LP. Cindat Ice Portfolio Holdings, LP owns 63 care homes leased to two operators in the U.K. pursuant to operating leases. Cindat Ice Portfolio Lender, LP holds loans to a third-party operator. Our investment in Cindat Joint Venture consists primarily of real estate. Our initial basis difference of approximately $35 million is being amortized on a straight-line basis over approximately 40 years to income (loss) from unconsolidated joint ventures in the Consolidated Statements of Operations.

(5) These joint ventures were entered into in connection with an existing operator's acquisition of SNFs in West Virginia during the second quarter of 2023, as discussed in Note 7 — Real Estate Loans Receivable and Note 8 — Non-Real Estate Loans Receivable. The acquiring operator in the transaction is the majority owner of these joint ventures. As of December 31, 2023, we have an aggregate of $9.8 million of loans outstanding with these joint ventures.

(6) These joint ventures are unconsolidated VIEs and therefore are included in the tables in Note 10 — Variable Interest Entities.

(7) During the second quarter of 2023, we funded $7.7 million under a mortgage loan with this joint venture.

The following table reflects our income (loss) from unconsolidated joint ventures for the years ended December 31, 2023, 2022 and 2021:

| Entity | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| | (in thousands) | | |
| Second Spring Healthcare Investments[1] | $ 1,099 | $1,170 | $12,323 |
| Second Spring II LLC[2] | — | (2) | (757) |
| Lakeway Realty, L.L.C. | 2,709 | 2,637 | 2,562 |
| Cindat Joint Venture[3] | (4,208) | 3,910 | 2,478 |
| OMG Senior Housing, LLC | (422) | (508) | (417) |
| OH CHS SNP, Inc. | 339 | 54 | (127) |
| OMG-Form Senior Holdings, LLC | (99) | — | — |
| Total | $ (582) | $7,261 | $16,062 |

---

(1) The income from this unconsolidated joint venture for the year ended December 31, 2021 includes a $14.9 million gain on sale of real estate investments.

(2) The assets held by this joint venture have been liquidated, and we have no remaining operations related to this joint venture.

(3) Includes $2.5 million of fair value losses associated with derivative instruments.

*Asset Management Fees*

We receive asset management fees from certain joint ventures for services provided. For the years ended December 31, 2023, 2022 and 2021, we recognized approximately $0.7 million, $0.7 million and $0.8 million, respectively, of asset management fees. These fees are included in miscellaneous income in the accompanying Consolidated Statements of Operations.

**Other Equity Investments**

In the third quarter of 2021, we made an investment of $20.0 million in SafelyYou, Inc. ("SafelyYou"), a technology company that has developed artificial intelligence-enabled video that detects and helps prevent resident falls in ALFs and SNFs. Through our investment, we obtained preferred shares representing 5% of the outstanding equity of SafelyYou and warrants to purchase SafelyYou common stock representing an additional 5% of outstanding equity as of the date of our investment. SafelyYou has committed, for a specified period, to using the proceeds of our investment to install its technology in our facilities or other facilities of our operators. The vesting of the warrants is contingent upon SafelyYou's attainment of certain installation targets in our facilities. To the extent these installation targets are not attained, the investment funds associated with the unvested warrants would be returned to Omega. The investment in the preferred shares and warrants are recorded within other assets on the Consolidated Balance Sheets. As of December 31, 2023, 30% of the SafelyYou warrants have vested as a result of certain installation targets being met.

**NOTE 12 — GOODWILL AND OTHER INTANGIBLES**

The following is a summary of our goodwill:

| | (in thousands) |
|---|---|
| Balance as of December 31, 2022 | $643,151 |
| Foreign currency translation | 746 |
| Balance as of December 31, 2023 | $643,897 |

In the fourth quarter of 2022, we sold a senior living focused technology company acquired by Omega in 2020, for a 6% equity investment in the acquiring entity that offers a suite of technology services to senior living facilities. In connection with the sale, we recognized a $1.2 million gain in other expense (income) — net. We included $6.7 million of goodwill in the net assets disposed in connection with the transaction. Our investment in the acquiring entity is included within other assets in the consolidated balance sheet as of December 31, 2022.

The following is a summary of our lease intangibles as of December 31, 2023 and 2022:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands) | |
| **Assets:** | | |
| Above market leases | $ 4,214 | $ 5,929 |
| Accumulated amortization | (3,532) | (4,484) |
| Net above market leases | $ 682 | $ 1,445 |
| **Liabilities:** | | |
| Below market leases | $ 48,791 | $ 66,433 |
| Accumulated amortization | (37,177) | (44,595) |
| Net below market leases | $ 11,614 | $ 21,838 |

Above market leases, net of accumulated amortization, are included in other assets on our Consolidated Balance Sheets. Below market leases, net of accumulated amortization, are included in accrued expenses and other liabilities on our Consolidated Balance Sheets. The net amortization related to the above and below market leases is included in our Consolidated Statements of Operations as an adjustment to rental income.

For the years ended December 31, 2023, 2022 and 2021, our net amortization related to intangibles was $9.4 million, $5.7 million and $9.5 million, respectively. The estimated net amortization related to these intangibles for the subsequent five years is as follows: 2024 — $2.1 million; 2025 — $2.1 million; 2026 — $1.8 million; 2027 — $1.5 million; 2028 — $0.9 million and $2.4 million thereafter. As of December 31, 2023, the weighted average remaining amortization period of above market lease assets is approximately 13 years and of below market lease liabilities is approximately seven years.

**NOTE 13 — CONCENTRATION OF RISK**

As of December 31, 2023, our portfolio of real estate investments (including properties associated with mortgages, direct financing leases, assets held for sale and consolidated joint ventures) consisted of 891 healthcare facilities, located in 42 states and the U.K. and operated by 74 third-party operators. Our investment in these facilities, net of impairments and allowances, totaled approximately $9.1 billion at December 31, 2023, with approximately 97% of our real estate investments related to long-term healthcare facilities. Our portfolio is made up of (i) 592 SNFs, 188 ALFs, 19 ILFs, 19 specialty facilities and one MOB, (ii) fixed rate mortgages on 45 SNFs, seven ALFs, two specialty facilities and one ILF, and (iii) 17 facilities that are held for sale. At December 31, 2023, we also held other real estate loans (excluding mortgages) receivable of $513.4 million and non-real estate loans receivable of $275.6 million, consisting primarily of secured loans to third-party operators of our facilities, and $188.4 million of investments in nine unconsolidated joint ventures.

At December 31, 2023 and 2022, we had investments with one operator/or manager that approximated or exceeded 10% of our total investments: Maplewood. Maplewood generated approximately 6.6%, 8.9% and 7.9% of our total revenues (excluding the impact of write-offs) for the years ended December 31, 2023, 2022 and 2021, respectively. During the year ended December 31, 2023, we also have one operator with total revenues (excluding the impact of write-offs) that exceeded 10% of our total revenues: CommuniCare

Health Services, Inc. ("CommuniCare"). CommuniCare generated approximately 11.5%, 7.9% and 6.3% of our total revenues (excluding the impact of write-offs) for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, CommuniCare represented approximately 9.3% of our total investments.

At December 31, 2023, the three states in which we had our highest concentration of investments were Texas (10.5%), Indiana (6.9%) and California (6.1%). In addition, our concentration of investments in the U.K. is 6.9%.

## NOTE 14 — BORROWING ARRANGEMENTS

The following is a summary of our long-term borrowings:

| | Maturity | Annual Interest Rate as of December 31, 2023 | December 31, 2023 | December 31, 2022 |
|---|---|---|---|---|
| | | | (in thousands) | |
| **Secured borrowings:** | | | | |
| HUD mortgages[1][2] | 2049-2051 | 2.88%[3] | $ 41,878 | $ 344,708 |
| 2023 term loan[4] | 2023 | N/A | — | 2,161 |
| 2024 term loan[5] | 2024 | 10.85% | 20,085 | 19,727 |
| Total secured borrowings | | | 61,963 | 366,596 |
| **Unsecured borrowings:** | | | | |
| Revolving credit facility[6][7] | 2025 | 6.67% | 20,397 | 19,246 |
| | | | 20,397 | 19,246 |
| Senior notes and other unsecured borrowings: | | | | |
| 2023 notes[6][8] | 2023 | N/A | — | 350,000 |
| 2024 notes[6] | 2024 | 4.95% | 400,000 | 400,000 |
| 2025 notes[6] | 2025 | 4.50% | 400,000 | 400,000 |
| 2026 notes[6] | 2026 | 5.25% | 600,000 | 600,000 |
| 2027 notes[6] | 2027 | 4.50% | 700,000 | 700,000 |
| 2028 notes[6] | 2028 | 4.75% | 550,000 | 550,000 |
| 2029 notes[6] | 2029 | 3.63% | 500,000 | 500,000 |
| 2031 notes[6] | 2031 | 3.38% | 700,000 | 700,000 |
| 2033 notes[6] | 2033 | 3.25% | 700,000 | 700,000 |
| 2025 term loan[6][9] | 2025 | 5.60% | 428,500 | — |
| OP term loan[10][11] | 2025 | 5.52% | 50,000 | 50,000 |
| Deferred financing costs – net | | | (20,442) | (22,276) |
| Discount – net | | | (23,102) | (26,732) |
| Total senior notes and other unsecured borrowings – net | | | 4,984,956 | 4,900,992 |
| Total unsecured borrowings – net | | | 5,005,353 | 4,920,238 |
| Total secured and unsecured borrowings – net[12][13] | | | $5,067,316 | $5,286,834 |

(1)  Reflects the weighted average annual contractual interest rate on the mortgages at December 31, 2023. Secured by real estate assets with a net carrying value of $66.2 million as of December 31, 2023.
(2)  Wholly owned subsidiaries of Omega OP are the obligor on these borrowings.
(3)  Excludes fees of approximately 0.65% for mortgage insurance premiums.
(4)  Borrowing is the debt of a consolidated joint venture.
(5)  Borrowing is the debt of the consolidated joint venture discussed in Note 10 — Variable Interest Entities which was formed in the first quarter of 2022. The borrowing is secured by two ALFs, which are owned by the joint venture.
(6)  Guaranteed by Omega OP.
(7)  During the second quarter of 2023, the Company transitioned its benchmark interest rate for its $1.45 billion senior unsecured multicurrency revolving credit facility from LIBOR to SOFR. As of December 31, 2023, borrowings under Omega's $1.45 billion senior unsecured multicurrency revolving credit facility consisted of £16.0 million British Pounds Sterling ("GBP"). The applicable interest rate on the US Dollar tranche and on the GBP borrowings under the alternative currency tranche of the credit facility were 6.67% and 6.51% as of December 31, 2023, respectively.
(8)  On August 1, 2023, the Company repaid the $350 million of 4.375% senior notes that matured on August 1, 2023 using available cash.
(9)  The weighted average interest rate of the $428.5 million 2025 term loan has been adjusted to reflect the impact of the interest rate swaps that effectively fix the SOFR-based portion of the interest rate at 4.047%.
(10)  Omega OP is the obligor on this borrowing.
(11)  During the second quarter of 2023, the Company transitioned its benchmark interest rate for its $50.0 million senior unsecured term loan facility (the "OP term loan") from LIBOR to SOFR. The weighted average interest rate of the $50 million OP term loan has been adjusted to reflect the impact of the interest rate swaps that effectively fix the SOFR-based portion of the interest rate at 3.957%.
(12)  All borrowings are direct borrowings of Parent unless otherwise noted.
(13)  Certain of our other secured and unsecured borrowings are subject to customary affirmative and negative covenants, including financial covenants. As of December 31, 2023 and December 31, 2022, we were in compliance with all applicable covenants for our borrowings.

**Secured Borrowings**

*HUD Mortgage Debt*

On October 31, 2019, we assumed approximately $389 million in mortgage loans guaranteed by HUD. The HUD loans had maturity dates between 2046 and 2052 with fixed interest rates ranging from 2.82% per annum to 3.24% per annum. The HUD loans may be prepaid subject to an initial penalty of 10% of the remaining principal balances in the first year and the prepayment penalty decreases each subsequent year by 1% until no penalty is required.

On August 26, 2020, we paid approximately $13.7 million to retire two mortgage loans guaranteed by HUD that were assumed in 2019 and had an average interest rate of 3.08% per annum with maturities in 2051 and 2052.

On August 31, 2022, we paid approximately $7.9 million to retire one mortgage loan guaranteed by HUD that was assumed in 2019 and had a fixed interest rate of 2.92% per annum with a maturity date in 2051. The payoff included a $0.4 million prepayment fee which is included in loss on debt extinguishment on our Consolidated Statements of Operations.

In connection with the sales made in the third and fourth quarters of 2023 (as discussed further in Note 4 — Assets Held for Sale, Dispositions and Impairments), 29 mortgage loans guaranteed by HUD in the aggregate amount of $281.7 million that were assumed in 2019 were retired. These 29 loans had a weighted average fixed interest rate of 3.03% per annum with maturities between 2046 and 2052.

During the fourth quarter of 2023, we paid approximately $14.8 million to retire three mortgage loans guaranteed by HUD that were assumed in 2019 and had a weighted average fixed interest rate of 2.97% per annum with maturity dates between 2046 and 2052. The payoff included a $0.5 million prepayment fee which is included in loss on debt extinguishment on our Consolidated Statements of Operations.

All HUD loans are subject to the regulatory agreements that require escrow reserve funds to be deposited with the loan servicer for mortgage insurance premiums, property taxes, debt service and capital replacement expenditures. As of December 31, 2023, the Company has total escrow reserves of $4.9 million with the loan servicer that is reported within other assets on the Consolidated Balance Sheets.

**Unsecured Borrowings**

*2025 Term Loan*

On August 8, 2023, Omega entered into a credit agreement (the "2025 Omega Credit Agreement") providing it with a new $400 million senior unsecured term loan facility (the "2025 Term Loan"). The 2025 Omega Credit Agreement contains an accordion feature permitting us, subject to compliance with customary conditions, to increase the maximum aggregate commitments thereunder to $500 million by requesting an increase in the aggregate commitments under the 2025 Term Loan. On September 27, 2023, Omega exercised the accordion feature to increase the aggregate commitment under the 2025 Term Loan by $28.5 million. The 2025 Term Loan bears interest at SOFR plus an adjustment of 0.1% per annum plus an applicable percentage (with a range of 85 to 185 basis points) based on our credit rating. The 2025 Term Loan matures on August 8, 2025, subject to Omega's option to extend such maturity date for two sequential 12-month periods. We recorded $3.3 million of deferred financing costs and a $1.4 million discount in connection with the 2025 Omega Credit Agreement.

*Revolving Credit Facility*

On April 30, 2021, Omega entered into a credit agreement (the "Omega Credit Agreement") providing us with a new $1.45 billion senior unsecured multicurrency revolving credit facility (the "Revolving Credit Facility"), replacing our previous $1.25 billion senior unsecured 2017 multicurrency revolving credit facility.

The Omega Credit Agreement contains an accordion feature permitting us, subject to compliance with customary conditions, to increase the maximum aggregate commitments thereunder to $2.5 billion, by requesting an increase in the aggregate commitments under the Revolving Credit Facility or by adding term loan tranches.

The Revolving Credit Facility bears interest at SOFR plus an adjustment of 0.11448% per annum (or in the case of loans denominated in GBP, the Sterling overnight index average reference rate plus an adjustment of 0.1193% per annum, and in the case of loans denominated in Euros, the Euro interbank offered rate, or EURIBOR) plus an applicable percentage (with a range of 95 to 185 basis points) based on our credit ratings. SOFR is a broad measure of the cost of borrowing cash in the overnight U.S. Treasury repo market, and is administered by the Federal Reserve Bank of New York. The Revolving Credit Facility matures on April 30, 2025, subject to Omega's option to extend such maturity date for two six-month periods. The Revolving Credit Facility may be drawn in Euros, GBP, Canadian Dollars (collectively, "Alternative Currencies") or USD, with a $1.15 billion tranche available in USD and a $300 million tranche available in Alternative Currencies.

We incurred $12.9 million of deferred costs in connection with the Omega Credit Agreement.

*OP Term Loan*

On April 30, 2021, Omega OP entered into a credit agreement (the "Omega OP Credit Agreement") providing it with a new $50 million senior unsecured term loan facility (the "OP Term Loan"). The OP Term Loan replaces the $50 million senior unsecured term loan obtained in 2017 and the related credit agreement. The OP Term Loan bears interest at SOFR plus an adjustment of 0.11448% per annum plus an applicable percentage (with a range of 85 to 185 basis points) based on our credit ratings. The OP Term Loan matures on April 30, 2025, subject to Omega OP's option to extend such maturity date for two, six-month periods.

We incurred $0.4 million of deferred costs in connection with the Omega OP Credit Agreement.

*Subordinated Debt*

In connection with a 2010 acquisition, we assumed five separate $4.0 million subordinated notes that bore interest at 9% per annum and matured on December 21, 2021. Interest on these notes was due quarterly with the principal balance due at maturity. As discussed in Note 5 — Contractual Receivables and Other Receivables and Lease Inducements, to the extent that the operator of the facilities (Gulf Coast) failed to pay rent when due to us under our existing master lease, we had the right to offset the amounts owed to us against the amounts we owe to the lender under the notes. As of December 31, 2021, we offset $1.3 million of accrued interest and $20.0 million of principal under the Subordinated Debt against the uncollected receivables of Gulf Coast. Following the application of these offsets, Omega believes it has no further obligations under the Subordinated Debt. See Note 20 — Commitments and Contingencies for additional discussion regarding an ongoing lawsuit related to the Subordinated Debt.

**General**

Parent and Omega OP, on a combined basis, have no material assets, liabilities or operations other than financing activities (including borrowings under the senior unsecured revolving and term loan credit facility, OP term loan and the outstanding senior notes) and their investments in non-guarantor subsidiaries. Substantially all of our assets are held by non-guarantor subsidiaries.

The required principal payments, excluding the premium or discount and deferred financing costs on our secured and unsecured borrowings, for each of the five years following December 31, 2023 and the aggregate due thereafter are set forth below:

|  | (in thousands) |
|---|---|
| 2024 | $ 420,770 |
| 2025 | 899,947 |
| 2026 | 601,081 |
| 2027 | 701,112 |
| 2028 | 551,144 |
| Thereafter | 1,936,471 |
| Total | $5,110,525 |

## NOTE 15 — DERIVATIVES AND HEDGING

We are exposed to, among other risks, the impact of changes in foreign currency exchange rates as a result of our investments in the U.K. and interest rate risk related to our capital structure. As a matter of policy, we do not use derivatives for trading or speculative purposes. Our risk management program is designed to manage the exposure and volatility arising from these risks, and utilizes foreign currency forward contracts, interest rate swaps and debt issued in foreign currencies to offset a portion of these risks. As of December 31, 2023, we have 12 interest rate swaps with $478.5 million in notional value that was entered into during 2023 (discussed further below). The swaps are designated as cash flow hedges of the interest payments on two of Omega's variable interest loans. Additionally, we have ten foreign currency forward contracts with £250.0 million in notional value issued at a weighted average GBP-USD forward rate of 1.3234 that are designated as net investment hedges.

**Cash Flow Hedges of Interest Rate Risk**

We enter into interest rate swaps in order to maintain a capital structure containing targeted amounts of fixed and floating-rate debt and manage interest rate risk. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for our fixed-rate payments. These interest rate swap agreements are used to hedge the variable cash flows associated with variable-rate debt.

On March 27, 2020, we entered into five forward starting swaps totaling $400 million, indexed to 3-month LIBOR, that were issued at a weighted average fixed rate of approximately 0.8675% and were subsequently designated as cash flow hedges of interest rate risk associated with interest payments on a forecasted issuance of fixed rate long-term debt, initially expected to occur within the next five years. The swaps had an effective date of August 1, 2023 and an expiration date of August 1, 2033. In conjunction with the October 2020 issuance of $700 million of 3.375% Senior Notes due 2031 and the March 2021 issuance of $700 million aggregate principal amount of our 3.25% Senior Notes due 2033, we applied hedge accounting for these five forward starting swaps and began amortization. Simultaneously, we re-designated these swaps in new cash flow hedging relationships of interest rate risk associated with interest payments on another forecasted issuance of long-term debt. We were hedging our exposure to the variability in future cash flows for forecasted transactions over a maximum period of 46 months (excluding forecasted transactions related to the payment of variable interest on existing financial instruments). As a result of these transactions, the aggregate unrealized gain of $41.2 million ($9.5 million gain related to the October 2020 issuance and $31.7 million gain related to the March 2021 issuance) included within accumulated other comprehensive income at the time of the bond issuances is being ratably reclassified as a reduction to interest expense, net over 10 years. On May 30, 2023, the five forward starting swaps were terminated, and Omega received a net cash settlement of $92.6 million from the swap counterparties. The incremental $51.4 million of gains related to the forward swaps, recorded in accumulated other comprehensive income, were frozen at the time of termination and will be recognized ratably over 10 years in earnings when the next qualifying debt issuance occurs. Consistent with our accounting policy and historical practice, the $92.6 million net cash settlement from the forward swap termination is reflected within net cash used in financing activities in the Consolidated Statements of Cash Flows.

In June 2023, we entered into an interest rate swap with a notional amount of $50.0 million. The swap is effective June 30, 2023 and terminates on April 30, 2027. This interest rate swap is designated as a hedge against our exposure to changes in interest payment cash flow fluctuations in the variable interest rates on the OP Term Loan. The interest rate swap contract effectively converts our $50.0 million OP Term Loan to an aggregate fixed rate of approximately 5.521% through its maturity. The effective fixed rate achieved by the combination of the Omega OP Credit Agreement and the interest rate swaps could fluctuate up by 40 basis points or down by 60 basis points based on future changes to our credit ratings.

In August 2023, we entered into ten interest rate swaps with $400.0 million in notional value. The swaps are effective August 14, 2023 and terminate on August 6, 2027. The interest rate swaps are designated as hedges against our exposure to changes in interest payment cash flows as a result of the variable interest rate on the 2025 Term Loan. The interest rate swap contracts effectively convert our $400.0 million 2025 Term Loan to an aggregate fixed rate of approximately 5.565%. In September 2023, in connection with the exercise of the accordion feature on the 2025 Term Loan, we entered into one additional interest rate swap with $28.5 million in notional value to hedge the additional $28.5 million under the 2025 Term Loan. This swap is effective September 29, 2023 and terminates on August 6, 2027. These 11 interest rate swap contracts effectively convert our $428.5 million 2025 Term Loan to a new combined aggregate fixed rate of approximately 5.597% through its maturity. The effective fixed rate achieved by the combination of the 2025 Omega Credit Agreement and the interest rate swaps could fluctuate up by 40 basis points or down by 60 basis points based on future changes to our credit ratings.

**Foreign Currency Forward Contracts and Debt Designated as Net Investment Hedges**

We have historically used debt denominated in GBP and foreign currency forward contracts to hedge a portion of our net investments, including certain intercompany loans, in the U.K. against fluctuations in foreign exchange rates.

In March 2021, we entered into four foreign currency forward contracts with notional amounts totaling £174.0 million, that mature on March 8, 2024, to hedge a portion of our net investments in the U.K., including an intercompany loan and an investment in our U.K. joint venture, effectively replacing the terminated net investment hedge. The forwards were issued at a weighted average GBP-USD forward rate of 1.3890.

On May 17, 2022, we entered into two new foreign currency forward contracts with notional amounts totaling £76.0 million and a GBP-USD forward rate of 1.3071, each of which mature on May 21, 2029. These currency forward contracts hedge a portion of our net investments in U.K. subsidiaries, including an intercompany loan.

On December 27, 2023, we terminated two foreign currency forward contracts that were entered into in March 2021 with notional amounts totaling £104.0 million. Omega received a net cash settlement of $11.4 million as a result of termination, which is included within net cash used in investing activities in the Consolidated Statements of Cash Flows. The $11.4 million related to the termination will remain in accumulated other comprehensive income until the underlying hedged items are liquidated. Concurrent with the termination of the two foreign currency forward contracts, also on December 27, 2023, we entered into six new foreign currency forward contracts with notional amounts totaling £104.0 million and a GBP-USD forward rate of 1.2916, each of which mature between March 8, 2027 and March 8, 2030. Consistent with the terminated forwards, the new currency forward contracts hedge an intercompany loan between a U.S. and U.K. subsidiary.

The location and the fair value of derivative instruments designated as hedges, at the respective balance sheet dates, were as follows:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands) | |
| **Cash flow hedges:** | | |
| Other assets | $ — | $92,990 |
| Accrued expenses and other liabilities | $6,533 | $ — |
| **Net investment hedges:** | | |
| Other assets | $8,903 | $34,977 |
| Accrued expenses and other liabilities | $ 8 | $ — |

The fair value of the interest rate swaps and foreign currency forwards is derived from observable market data such as yield curves and foreign exchange rates and represents a Level 2 measurement on the fair value hierarchy.

## NOTE 16 — FINANCIAL INSTRUMENTS

The net carrying amount of cash and cash equivalents, restricted cash, contractual receivables, other assets and accrued expenses and other liabilities reported in the Consolidated Balance Sheets approximates fair value because of the short maturity of these instruments (Level 1).

At December 31, 2023 and 2022, the net carrying amounts and fair values of other financial instruments were as follows:

| | December 31, 2023 | | December 31, 2022 | |
|---|---|---|---|---|
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| | (in thousands) | | | |
| **Assets:** | | | | |
| Investments in direct financing leases – net | $ 8,716 | $ 8,716 | $ 8,503 | $ 8,503 |
| Real estate loans receivable – net | 1,212,162 | 1,258,838 | 1,042,731 | 1,080,890 |
| Non-real estate loans receivable – net | 275,615 | 279,710 | 225,281 | 228,498 |
| Total | $1,496,493 | $1,547,264 | $1,276,515 | $1,317,891 |
| **Liabilities:** | | | | |
| Revolving credit facility | $ 20,397 | $ 20,397 | $ 19,246 | $ 19,246 |
| 2023 term loan | — | — | 2,161 | 2,275 |
| 2024 term loan | 20,085 | 19,750 | 19,727 | 19,750 |
| 2025 term loan | 424,662 | 428,500 | — | — |
| OP term loan | 49,864 | 50,000 | 49,762 | 50,000 |
| 4.38% notes due 2023 – net | — | — | 349,669 | 347,998 |
| 4.95% notes due 2024 – net | 399,747 | 398,888 | 398,736 | 394,256 |
| 4.50% notes due 2025 – net | 399,207 | 393,240 | 398,446 | 388,920 |
| 5.25% notes due 2026 – net | 598,553 | 596,508 | 597,848 | 589,104 |
| 4.50% notes due 2027 – net | 695,302 | 671,538 | 693,837 | 657,468 |
| 4.75% notes due 2028 – net | 545,925 | 528,704 | 544,916 | 507,425 |
| 3.63% notes due 2029 – net | 493,099 | 440,785 | 491,890 | 411,090 |
| 3.38% notes due 2031 – net | 687,172 | 594,734 | 685,382 | 540,386 |
| 3.25% notes due 2033 – net | 691,425 | 564,809 | 690,506 | 507,976 |
| HUD mortgages – net | 41,878 | 31,322 | 344,708 | 266,161 |
| Total | $5,067,316 | $4,739,175 | $5,286,834 | $4,702,055 |

Fair value estimates are subjective in nature and are dependent on a number of important assumptions, including estimates of future cash flows, risks, discount rates and relevant comparable market information associated with each financial instrument (see Note 2 — Summary of Significant Accounting Policies). The use of different market assumptions and estimation methodologies may have a material effect on the reported estimated fair value amounts.

The following methods and assumptions were used in estimating fair value disclosures for financial instruments.

- Real estate loans receivable: The fair value of the real estate loans receivable are estimated using a discounted cash flow analysis, using current interest rates being offered for similar loans to borrowers with similar credit ratings (Level 3).

- Non-real estate loans receivable: Non-real estate loans receivable are primarily comprised of notes receivable. The fair values of notes receivable are estimated using a discounted cash flow analysis, using current interest rates being offered for similar loans to borrowers with similar credit ratings (Level 3).

- Revolving credit facility, OP term loan, 2023 term loan, 2024 term loan and 2025 term loan: The carrying amount of these approximate fair value because the borrowings are interest rate adjusted. Differences between carrying value and the fair value in the table above are due to the inclusion of deferred financing costs in the carrying value.

- Senior notes: The fair value of the senior unsecured notes payable was estimated based on publicly available trading prices (Level 1).

- HUD mortgages: The fair value of our borrowings under HUD debt agreements are estimated using an expected present value technique based on quotes obtained by HUD debt brokers (Level 2).

## NOTE 17 — TAXES

Omega and Omega OP, including their wholly-owned subsidiaries were organized, have operated, and intend to continue to operate in a manner that enables Omega to qualify for taxation as a REIT under Sections 856 through 860 of the Code. On a quarterly and annual basis we perform several analyses to test our compliance within the REIT taxation rules. If we fail to meet the requirements for qualification as a REIT in any tax year, we will be subject to federal income tax on our taxable income at regular corporate rates and may not be able to qualify as a REIT for the four subsequent years, unless we qualify for certain relief provisions that are available in the event we fail to satisfy any of the requirements.

We are also subject to federal taxation of 100% of the net income derived from the sale or other disposition of property, other than foreclosure property, that we held primarily for sale to customers in the ordinary course of a trade or business. We believe that we do not hold assets for sale to customers in the ordinary course of business and that none of the assets currently held for sale or that have been sold would be considered a prohibited transaction within the REIT taxation rules.

As a REIT under the Code, we generally will not be subject to federal income taxes on the REIT taxable income that we distribute to stockholders, subject to certain exceptions. In 2023, 2022 and 2021, we distributed dividends in excess of our taxable income.

We currently own stock in certain subsidiary REITs. These subsidiary entities are required to individually satisfy all of the rules for qualification as a REIT. If we fail to meet the requirements for qualification as a REIT for any of the subsidiary REITs, it may cause the Parent REIT to fail the requirements for qualification as a REIT also.

We have elected to treat certain of our active subsidiaries as TRSs. Our domestic TRSs are subject to federal, state and local income taxes at the applicable corporate rates. Our foreign TRSs are subject to foreign income taxes and may be subject to current-year income inclusion relating to ownership of a controlled foreign corporation for U.S. income tax purposes. As of December 31, 2023, one of our TRSs that is subject to income taxes at the applicable corporate rates had a net operating loss ("NOL") carry-forward of approximately $9.9 million. Our NOL carry-forward was partially reserved as of December 31, 2023, with a valuation allowance due to uncertainties regarding realization. Under current law, NOL carry-forwards generated up through December 31, 2017 may be carried forward for no more than 20 years, and NOL carry-forwards generated in taxable years ended after December 31, 2017, may be carried forward indefinitely. We do not anticipate that such changes will materially impact the computation of Omega's taxable income, or the taxable income of any Omega entity, including our TRSs.

Our foreign subsidiaries are subject to foreign income taxes and withholding taxes. As discussed in Note 3 — Real Estate Asset Acquisitions and Development, in connection with the acquisition of one U.K. entity in the first quarter of 2022, we acquired foreign net operating losses of $55.0 million resulting in a NOL deferred tax asset of $13.4 million. As of December 31, 2023, one of our U.K. subsidiaries had a NOL carryforward of approximately $38.0 million. The NOLs have no expiration date and may be available to offset future taxable income. We believe these foreign NOLs are realizable under a "more likely than not" measurement and have not recorded a valuation allowance against the deferred tax asset.

The Organization for Economic Co-operation and Development (OECD) has a framework to implement a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar 2), with certain aspects of Pillar 2 effective January 1, 2024 and other aspects effective January 1, 2025. While it is uncertain whether the U.S. will enact legislation to adopt Pillar 2, the U.K. has adopted legislation. We do not expect Pillar 2 to have a material impact on our effective tax rate or our consolidated results of operation, financial position, and cash flows.

The majority of our U.K. portfolio elected to enter the U.K. REIT regime with an effective date of April 1, 2023. In connection with entering the U.K. REIT regime, we recognized several adjustments to our deferred tax balances in the first quarter of 2023 as summarized below.

The following is a summary of our provision for income taxes:

|  | Year Ended December 31, | | |
|---|---|---|---|
|  | **2023** | **2022** | **2020** |
|  | (in millions) | | |
| Provision for federal, state and local income taxes[1] . . . . . . . . . . . . . . . . . . . . . . | $2.0 | $1.2 | $1.4 |
| Provision for foreign income taxes[2] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 4.3 | 3.4 | 2.4 |
| Total provision for income taxes[3] . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $6.3 | $4.6 | $3.8 |

---

(1)  For the years ended December 31, 2023, 2022 and 2021, income before income tax expense and income from unconsolidated joint ventures from domestic operations was $234.2 million, $418.5 million and $403.9 million, respectively.

(2)  For the years ended December 31, 2023, 2022 and 2021, income before income tax expense and income from unconsolidated joint ventures from foreign operations was $21.5 million, $17.6 million and $12.2 million, respectively.

(3)  The above amounts do not include gross income receipts or franchise taxes payable to certain states and municipalities.

The following is a summary of deferred tax assets and liabilities:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands) | |
| U.S. Federal net operating loss carryforward | $ 2,079 | $ 2,138 |
| Valuation allowance on deferred tax asset | (2,024) | (2,138) |
| Foreign net operating loss carryforward | 9,491 | 11,268 |
| Foreign deferred tax liability[(1)] | — | (5,373) |
| Net deferred tax asset | $ 9,546 | $ 5,895 |
| Foreign deferred tax liability[(2)] | $ 1,508 | $ — |
| Net deferred tax liability | $ 1,508 | $ — |

(1) The deferred tax liability primarily resulted from inherited basis differences resulting from our acquisition of entities in the U.K. Subsequent adjustments to these accounts result from GAAP to tax differences related to depreciation, indexation and revenue recognition. The foreign deferred tax liabilities were eliminated upon the majority of our U.K. portfolio entering the U.K. REIT regime.

(2) The deferred tax liability resulted from book to tax differences recorded in the U.S. relating to depreciation and revenue recognition in the U.K. recognized upon the majority of our U.K. portfolio entering the U.K. REIT regime.

## NOTE 18 — STOCKHOLDERS' EQUITY

### Stock Repurchase Program

On January 27, 2022, the Company authorized the repurchase of up to $500 million of our outstanding common stock from time to time through March 2025. The Company is authorized to repurchase shares of its common stock in open market and privately negotiated transactions or in any other manner as determined by the Company's management and in accordance with applicable law. The timing and amount of stock repurchases will be determined, in management's discretion, based on a variety of factors, including but not limited to market conditions, other capital management needs and opportunities, and corporate and regulatory considerations. The Company has no obligation to repurchase any amount of its common stock, and such repurchases, if any, may be discontinued at any time. Under Maryland law, shares repurchased become authorized but unissued shares. The Company reduced the common stock at par value and to the extent the cost acquired exceeds par value, it is recorded through additional paid-in capital on our Consolidated Balance Sheets and Consolidated Statements of Equity. During the year ended December 31, 2022, the Company repurchased 5.2 million shares of our outstanding common stock at an average price of $27.32 per share, for a total repurchase cost of $142.3 million. The average price per share and repurchase cost includes the cost of commissions. Omega did not repurchase any of its outstanding common stock under this announced program during 2023.

### At-The-Market Offering Program

On September 3, 2015, we entered into separate Equity Distribution Agreements with several financial institutions to sell $500 million of shares of our common stock from time to time through an "at-the-market" ("ATM") offering program (the "2015 ATM Program"). Sales of the shares, if any, were made by means of ordinary brokers' transactions on the New York Stock Exchange at market prices, or as otherwise agreed with the applicable Manager. We paid each Manager compensation for sales of the shares up to 2% of the gross sales price per share for shares sold through such Manager under the applicable Equity Shelf Agreements.

During the second quarter of 2021, we terminated the 2015 ATM Program and entered into a new ATM Equity Offering Sales Agreement pursuant to which shares of common stock having an aggregate gross sales price of up to $1.0 billion (the "2021 ATM Program") may be sold from time to time (i) by

# OMEGA HEALTHCARE INVESTORS, INC.
## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Omega through several financial institutions acting as a sales agent or directly to the financial institutions as principals, or (ii) by several financial institutions acting as forward sellers on behalf of any forward purchasers pursuant to a forward sale agreement. Under the 2021 ATM Program, compensation for sales of the shares will not exceed 2% of the gross sales price per share for shares sold through each financial institution. The use of forward sales under the 2021 ATM Program generally allows Omega to lock in a price on the sale of shares of common stock when sold by the forward sellers but defer receiving the net proceeds from such sales until the shares of our common stock are issued at settlement on a later date. We did not utilize the forward provisions under the 2021 ATM Program during 2021, 2022 or 2023. The following is a summary of the shares issued under the 2021 and 2015 ATM Programs for each of the years ended December 31, 2021, 2022, and 2023 (in millions except average price per share):

| Period Ended | Shares issued | Average Net Price Per Share[1] | Gross Proceeds | Commissions | Net Proceeds |
|---|---|---|---|---|---|
| December 31, 2021 . . . . . . . . . . . . | 4.2 | $36.53 | $155.1 | $3.4 | $151.7 |
| December 31, 2022 . . . . . . . . . . . . | — | — | — | — | — |
| December 31, 2023 . . . . . . . . . . . . | 7.2 | 30.25 | 221.7 | 2.6 | 219.1 |

_____
(1)   Represents the average price per share after commissions.

## Dividend Reinvestment and Common Stock Purchase Plan

We have a Dividend Reinvestment and Common Stock Purchase Plan (the "DRSPP") that allows for the reinvestment of dividends and the optional purchase of our common stock. On March 23, 2020, we temporarily suspended the DRSPP and on December 17, 2020, we reinstated the DRSPP. The table below presents information regarding the shares issued under the DRSPP for each of the years ended December 31, 2021, 2022, and 2023 (in millions):

| Period Ended | Shares issued | Gross Proceeds |
|---|---|---|
| December 31, 2021 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3.4 | $126.7 |
| December 31, 2022 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.3 | 9.2 |
| December 31, 2023 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 3.7 | 117.3 |

## Dividends

The Board of Directors has declared common stock dividends as set forth below:

| Record Date | Payment Date | Dividend per Common Share |
|---|---|---|
| February 6, 2023 . . . . . . . . . . . . . . . . | February 15, 2023 . . . . . . . . . . . . . . . . . . | $0.67 |
| May 1, 2023 . . . . . . . . . . . . . . . . . . | May 15, 2023. . . . . . . . . . . . . . . . . . . | 0.67 |
| July 31, 2023 . . . . . . . . . . . . . . . . . . | August 15, 2023. . . . . . . . . . . . . . . . . . | 0.67 |
| October 31, 2023 . . . . . . . . . . . . . . . . | November 15, 2023 . . . . . . . . . . . . . . . | 0.67 |
| February 5, 2024 . . . . . . . . . . . . . . . . | February 15, 2024 . . . . . . . . . . . . . . . . . . | 0.67 |

## Per Share Distributions

Per share distributions by our Company were characterized in the following manner for income tax purposes (unaudited):

| Common | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Ordinary income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $2.258 | $1.264 | $1.987 |
| Return of capital . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.212 | 0.095 | 0.117 |
| Capital gains . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 0.210 | 1.321 | 0.576 |
| Total dividends paid . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $2.680 | $2.680 | $2.680 |

Pursuant to Treasury Regulation Section 1.1061-6(c), Omega Healthcare Investors Inc. is disclosing the following information to its shareholders. "One Year Amounts Disclosure" is zero percent of the capital gain distributions allocated to each shareholder and "Three Year Amounts Disclosure" is zero percent of the capital gain distributions allocated to each shareholder. All capital gain distributions reported are related to Section 1231 gain.

For additional information regarding dividends, see Note 17 — Taxes.

### Accumulated Other Comprehensive Income (Loss)

The following is a summary of our accumulated other comprehensive income (loss), net of tax where applicable:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| | (in thousands) | |
| Foreign currency translation | $(49,770) | $(85,004) |
| Derivative instruments designated as cash flow hedges[1] | 75,111 | 86,356 |
| Derivative instruments designated as net investment hedges | 3,931 | 18,634 |
| **Total accumulated other comprehensive income (loss) before noncontrolling interest** | 29,272 | 19,986 |
| Add: portion included in noncontrolling interest | 66 | 339 |
| **Total accumulated other comprehensive income (loss) for Omega** | $ 29,338 | $ 20,325 |

_____

(1)    During the years ended December 31, 2023, 2022 and 2021, we reclassified $6.7 million, $4.2 million and $2.9 million, respectively, of realized gains out of accumulated other comprehensive income into interest expense on our Consolidated Statements of Operations associated with our cash flow hedges.

### NOTE 19 — STOCK-BASED COMPENSATION

At December 31, 2023, we maintained several stock-based compensation plans as described below. For the years ended December 31, 2023, 2022 and 2021, we recognized stock-based compensation of $35.1 million, $27.3 million and $21.4 million, respectively, related to these plans. For purposes of measuring stock-based compensation expense, we consider whether an adjustment to the observable market price is necessary to reflect material nonpublic information that is known to us at the time the award is granted. No adjustments were deemed necessary for the years ended December 31, 2023, 2022 or 2021.

**Time-Based Restricted Equity Awards**

Restricted stock, restricted stock units ("RSUs") and profits interest units ("PIUs") are subject to forfeiture if the holder's service to us terminates prior to vesting, subject to certain exceptions for certain qualifying terminations of service or a change in control of the Company. Prior to vesting, ownership of the shares/units cannot be transferred. The restricted stock has the same dividend and voting rights as our common stock. RSUs accrue dividend equivalents but have no voting rights. PIUs accrue distributions, which are equivalent to dividend equivalents, but have no voting rights. Once vested, each RSU is settled by the issuance of one share of Omega common stock and each PIU is settled by the issuance of one Omega OP Unit, subject to certain conditions. Restricted stock and RSUs are valued at the price of our common stock on the date of grant. The PIUs are valued using a Monte Carlo model to estimate fair value. We expense the cost of these awards ratably over their vesting period.

**Performance-Based Restricted Equity Awards**

Performance-based restricted equity awards include performance restricted stock units ("PRSUs") and PIUs. PRSUs and PIUs are subject to forfeiture if the performance requirements are not achieved or if the holder's service to us terminates prior to vesting, subject to certain exceptions for certain qualifying terminations of employment or a change in control of the Company. PRSUs and PIUs have varying degrees of performance requirements to achieve vesting, and each PRSU and PIU award represents the right to a variable number of shares of common stock or partnership units. Each PIU once earned is convertible into one Omega OP Unit in Omega OP, subject to certain conditions. The vesting requirements are based on either the (i) total shareholder return ("TSR") of Omega or (ii) Omega's TSR relative to other REITs in the FTSE NAREIT Equity Health Care Index ("Relative TSR"). We expense the cost of these awards ratably over their service period.

Prior to vesting and the distribution of shares or Omega OP Units, ownership of the PRSUs or PIUs cannot be transferred. Dividend equivalents on the PRSUs are accrued and paid to the extent the applicable performance requirements are met. While each PIU is unearned, the employee receives a partnership distribution equal to 10% of the quarterly approved regular periodic distributions per Omega OP Unit. Partnership distributions (which in the case of normal periodic distributions is equal to the total approved quarterly dividend on Omega's common stock), less the 10% already paid, on the PIUs accumulate, and if the PIUs are earned, the accumulated distributions are paid. We used a Monte Carlo model to estimate the fair value for the PRSUs and PIUs granted to the employees. The following are the significant assumptions used in estimating the value of the awards for grants made on the following dates:

| | January 1, 2023 | January 1, 2022 | January 1, 2021 |
|---|---|---|---|
| Closing price on date of grant | $27.95 | $29.59 | $36.32 |
| Dividend yield | 9.59% | 9.06% | 7.38% |
| Risk free interest rate at time of grant | 4.28% | 0.98% | 0.18% |
| Expected volatility[1] | 40.28% | 38.74% | 42.55% |

_____

(1)  Expected volatility is using 50% historical volatility and 50% implied volatility.

The following table summarizes the activity in restricted stock, RSUs, PRSUs, and PIUs for the years ended December 31, 2021, 2022 and 2023:

| | Time-Based | | Performance-Based | | |
| --- | --- | --- | --- | --- | --- |
| | Number of Shares/Omega OP Units | Weighted - Average Grant-Date Fair Value per Share | Number of Shares/Omega OP Units | Weighted - Average Grant-Date Fair Value per Share | Total Compensation Cost[1] (in millions) |
| Non-vested at December 31, 2020 . . . . . | 270,678 | $37.78 | 2,897,496 | $14.24 | |
| Granted during 2021 . . . . . . . . . . . . | 210,429 | 36.52 | 1,232,178 | 18.76 | $30.80 |
| Cancelled during 2021 . . . . . . . . . . | (14,157) | 36.58 | (188,128) | 18.01 | |
| Forfeited during 2021 . . . . . . . . . . . | — | — | (746,357) | 14.83 | |
| Vested during 2021 . . . . . . . . . . . . . | (148,538) | 34.30 | (973,142) | 10.33 | |
| Non-vested at December 31, 2021 . . . . . | 318,412 | 38.62 | 2,222,047 | 17.94 | |
| Granted during 2022 . . . . . . . . . . . . | 256,818 | 29.40 | 1,620,330 | 14.73 | $31.40 |
| Cancelled during 2022 . . . . . . . . . . | (2,000) | 29.59 | (5,232) | 11.90 | |
| Forfeited during 2022 . . . . . . . . . . . | — | — | (621,199) | 13.68 | |
| Vested during 2022 . . . . . . . . . . . . . | (165,206) | 40.91 | — | — | |
| Non-vested at December 31, 2022 . . . . . | 408,024 | 31.93 | 3,215,946 | 17.16 | |
| Granted during 2023 . . . . . . . . . . . . | 309,927 | 28.15 | 2,139,421 | 13.42 | $37.40 |
| Cancelled during 2023 . . . . . . . . . . | — | — | (1,228) | 11.35 | |
| Forfeited during 2023 . . . . . . . . . . . | — | — | (539,312) | 17.50 | |
| Vested during 2023[2] . . . . . . . . . . . | (208,119) | 34.31 | (482,772) | 21.52 | |
| Non-vested at December 31, 2023 . . . . . | 509,832 | $28.66 | 4,332,055 | $14.78 | |

(1) Total compensation cost to be recognized on the awards based on grant date fair value.
(2) PRSUs are shown as vesting in the year that the Compensation Committee determines the level of achievement of the applicable performance measures.

As of December 31, 2023, unrecognized compensation costs related to unvested awards to employees is as follows:

- $4.7 million on RSUs and PIUs expected to be recognized over a weighted average period of approximately 30 months.

- $1.0 million on RSUs and PIUs expected to be recognized over a weighted average period of approximately 12 months.

- $15.4 million on TSR PRSUs and PIUs expected to be recognized over a weighted average period of approximately 43 months.

- $18.8 million on Relative TSR PRSUs and PIUs expected to be recognized over a weighted average period of approximately 43 months.

In addition, we have a deferred stock compensation plan that allows employees and directors the ability to defer the receipt of stock awards (units). The deferred stock awards (units) participate in future dividend equivalents as well as the change in the value of the Company's common stock. As of December 31, 2023 and 2022, the Company had 653,842 and 637,634 deferred stock units outstanding.

*Tax Withholding for Stock Compensation Plans*

Stock withheld to pay tax withholdings for equity instruments granted under stock-based payment arrangements for the years ended December 31, 2023, 2022 and 2021, was $0.6 million, $1.1 million and $4.6 million, respectively.

*Shares Available for Issuance for Compensation Purposes*

On June 8, 2018, at the Annual Meeting of Stockholders, our stockholders approved the 2018 Stock Incentive Plan (the "2018 Plan"), which amended and restated the Company's 2013 Stock Incentive Plan (the "2013 Plan"). The 2018 Plan is a comprehensive incentive compensation plan that allows for various types of equity-based compensation, including RSUs (including PRSUs), stock awards (including restricted stock), deferred RSUs, incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, performance unit awards, certain cash-based awards (including performance-based cash awards), PIUs and other stock-based awards. The 2018 Plan increased the number of shares of common stock available for issuance under the 2013 Plan by 4.5 million. On June 5, 2023, our stockholders approved an amendment to the 2018 Plan to increase the number of shares of common stock authorized for issuance from 10.5 million shares to 17.2 million shares, an increase of 6.7 million shares.

As of December 31, 2023, approximately 6.4 million shares of common stock were reserved for issuance to our employees, directors and consultants under our stock incentive plans.

## NOTE 20 — COMMITMENTS AND CONTINGENCIES

**Litigation**

*Shareholder Litigation*

The Company and certain of its officers, *C. Taylor Pickett, Robert O. Stephenson, and Daniel J. Booth*, were named as defendants in a purported securities class action lawsuit in the U.S. District Court for the Southern District of New York (the "Securities Class Action"). Brought by lead plaintiff Royce Setzer and additional plaintiff Earl Holtzman, the Securities Class Action purported to assert claims for violations of Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 10b-5 promulgated thereunder, as well as Section 20(a) of the Exchange Act, and sought monetary damages, interest, fees and expenses of attorneys and experts, and other relief. The Securities Class Action alleged that the defendants violated the Exchange Act by making materially false and/or misleading statements, and by failing to disclose material adverse facts about the Company's business, operations, and prospects, including the financial and operating results of one of the Company's operators, the ability of such operator to make timely rent payments, and the impairment of certain of the Company's leases and the uncollectibility of certain receivables. The plaintiffs and defendants executed a stipulation of settlement dated December 9, 2022 ("Settlement"), which provided for a dismissal and release of all claims against the defendants by a class of persons and/or entities who purchased or otherwise acquired Company securities from February 8, 2017 through October 31, 2017 without any admission of wrongdoing or liability on the part of the Company or the individual defendants. On April 25, 2023, following notice to class members and a hearing, the court entered judgment approving the Settlement, which became effective May 25, 2023. Upon the effective date of the Settlement, the Settlement payment of $30.75 million was permitted to be transmitted from an escrow account funded by the Company's directors and officers insurers to a settlement fund to be distributed to class members by a third party administrator. In the second quarter of 2023, after the Company fulfilled all of its obligations pursuant to the court-approved Settlement, the Company reversed the previously recorded $31 million legal reserve, which is included within accrued expenses and other liabilities on the Consolidated Balance Sheets, and the related $31 million receivable related to the insurance reimbursement, which was included within other assets on the Consolidated Balance Sheets.

Certain derivative actions have also been brought against the officers named in the Securities Class Action, and certain current and former directors of the Company, alleging claims relating to the matters at issue in the Securities Class Action.

In 2018, Stourbridge Investments LLC, a purported stockholder of the Company, filed a derivative action purportedly on behalf of the Company in the U.S. District Court for the Southern District of New York, alleging violations of Section 14(a) of the Exchange Act and state-law claims including breach of fiduciary duty. The complaint alleges, among other things, that the named defendants are responsible for the Company's failure to disclose the financial condition of Orianna Health Systems ("Orianna"), the alleged non-disclosures that were also the subject of the Securities Class Action described above. The plaintiff did not make a demand on the Company to bring the action prior to filing it, but rather alleges that demand would have been futile.

In 2019, purported stockholder Phillip Swan by his counsel, and stockholders Tom Bradley and Sarah Smith by their counsel, filed derivative actions in the Baltimore City Circuit Court of Maryland, purportedly on behalf of the Company, asserting claims for breach of fiduciary duty, waste of corporate assets and unjust enrichment against the named defendants. The complaints allege, among other things, that the named defendants are responsible for the Company's failure to disclose the financial condition of Orianna. Those actions were consolidated. Prior to filing suit, each of these stockholders had made demands on the Board of Directors in 2018 that the Company bring such lawsuits. After an investigation and due consideration, and in the exercise of its business judgment, the Board of Directors determined that it is not in the best interests of the Company to commence litigation against any current or former officers or directors based on the matters raised in the demands.

In addition, in late 2020, Robert Wojcik, a purported shareholder of the Company, filed a derivative action in the U.S. District Court for the District of Maryland, purportedly on behalf of the Company, asserting violations of Section 14(a) of the Exchange Act, Sections 10(b) and 21D of the Exchange Act, as well as claims for breach of fiduciary duty, unjust enrichment, abuse of control, gross mismanagement, and waste of corporate assets. The complaint alleges, among other things, that the named defendants are responsible for the Company's failure to disclose the financial condition of Orianna, as well as certain alleged discriminatory conduct and lack of diversity concerning the Company. Wojcik also did not make a demand on the Company prior to filing suit.

The Company and individual defendants have reached an agreement in principle with each of the derivative plaintiffs to resolve these derivative actions, as reflected by written memoranda of understanding. The proposed settlements contemplate the Company's adoption of certain non-monetary corporate governance enhancements and initiatives. The parties are currently negotiating formal stipulations of settlement that will incorporate the substantive terms of the memoranda of understanding and detail the proposed settlements' operational terms, which will be subject to court approval. The settlements are without any admission of the allegations in the complaints, which the defendants deny. While the Company believes that it was and is in compliance with all applicable laws, in the fourth quarter of 2023, the Company recorded a $2.8 million legal reserve related to this matter which is included within accrued expenses and other liabilities on the Consolidated Balance Sheets. As the settlement amounts are to be paid by insurance, the Company concurrently recorded a receivable for $2.8 million within other assets on the Consolidated Balance Sheet, and consequently there is no impact to the Consolidated Statements of Operations related to this matter.

**Other**

*Gulf Coast Subordinated Debt*

In August 2021, we filed suit in the Circuit Court for Baltimore County (the "Court") against the holders of certain Subordinated Debt (the "Debt Holders") associated with our Gulf Coast master lease agreement, following an assertion by the Debt Holders that our prior exercise of offset rights in connection with Gulf Coast's non-payment of rent had resulted in defaults under the terms of the Subordinated Debt. The suit seeks a declaratory judgment to, among other items, declare that the aggregate amount of unpaid rent due from Gulf Coast under the master lease agreement exceeds all amounts which otherwise would be due and owing by an indirect subsidiary of Omega ("Omega Obligor") under the Subordinated Debt, and that all principal and interest due and owing under the Subordinated Debt may be (and was) offset in full as of December 31, 2021. In October 2021, the Debt Holders filed a motion to dismiss for lack of personal jurisdiction. On November 3, 2022, the Court granted the Debt Holders' motion to dismiss for lack of personal jurisdiction, and Omega filed a timely appeal of the ruling. While Omega believes Omega Obligor is entitled to the enforcement of the offset rights sought in the action, Omega cannot predict the outcome of the declaratory judgment action, irrespective of whether (a) it is ultimately litigated in the Court if Omega Obligor prevails in its appeal or (b) if the order granting the motion to dismiss for lack of personal jurisdiction is affirmed and the issues are litigated in the Delaware Court (as defined below).

On or about January 19, 2023, the Debt Holders served a lawsuit against the Omega Obligor in the Superior Court of the State of Delaware (the "Delaware Court"), asserting claims for (i) breach of the instruments evidencing the Subordinated Debt, (ii) declaratory judgment, and (iii) unjust enrichment, all claims that are factually based on the claims that are the subject of Omega Obligor's suit in the Court and that are now on appeal. On February 8, 2023, Omega Obligor filed a motion to dismiss or, in the alternative, to stay this action pending the outcome of the above-referenced lawsuit in Maryland. On July 10, 2023, the Delaware state court case stayed the proceeding pending further developments in the Maryland litigation. Omega believes that the claims are baseless and is evaluating procedural and substantive legal options in connection with this recently filed suit to the extent the stay is lifted.

*Other*

In addition to the matters above, we are subject to various other legal proceedings, claims and other actions arising out of the normal course of business. While any legal proceeding or claim has an element of uncertainty, management believes that the outcome of each lawsuit, claim or legal proceeding that is pending or threatened, or all of them combined, will not have a material adverse effect on our consolidated financial position or results of operations.

**Indemnification Agreements**

In connection with certain facility transitions, we have agreed to indemnify certain operators in certain events. As of December 31, 2023, our maximum funding commitment under these indemnification agreements was approximately $7.5 million. Claims under these indemnification agreements generally may be made within 18 months to 72 months of the transition date. These indemnification agreements were provided to certain operators in connection with facility transitions and generally would be applicable in the event that the prior operators do not perform under their transition agreements.

**Commitments**

We have committed to fund the construction of new leased and mortgaged facilities, capital improvements and other commitments. We expect the funding of these commitments to be completed over the next several years. Our remaining commitments at December 31, 2023, are outlined in the table below (in thousands):

| | |
|---|---:|
| Lessor construction and capital commitments under lease agreements | $184,937 |
| Non-real estate loan commitments | 46,152 |
| Other real estate loan commitments | 46,339 |
| Construction and capital expenditure mortgage loan commitments | 6,951 |
| Total remaining commitments[1] | $284,379 |

_____

(1)   Includes finance costs.

## NOTE 21 — SUPPLEMENTAL DISCLOSURE TO CONSOLIDATED STATEMENTS OF CASH FLOWS

The following are supplemental disclosures to the consolidated statements of cash flows for the years ended December 31, 2023, 2022 and 2021:

|  | Year Ended December 31, | | |
| --- | --- | --- | --- |
|  | 2023 | 2022 | 2021 |
|  | (in thousands) | | |
| **Reconciliation of cash and cash equivalents and restricted cash:** | | | |
| Cash and cash equivalents | $442,810 | $297,103 | $ 20,534 |
| Restricted cash | 1,920 | 3,541 | 3,877 |
| Cash, cash equivalents and restricted cash at end of year | $444,730 | $300,644 | $ 24,411 |
| **Supplemental information:** | | | |
| Interest paid during the year, net of amounts capitalized | $234,453 | $220,748 | $214,406 |
| Taxes paid during the year | $ 3,615 | $ 5,793 | $ 6,288 |
| **Non-cash investing activities** | | | |
| Non-cash acquisition of real estate | $ — | $ (9,818) | $ (58,595) |
| Non-cash proceeds from sale of business | $ — | $ 7,532 | $ — |
| Non-cash placement of loan principal | $ — | $ — | $ (7,000) |
| Non-cash collection of loan principal | $ — | $ — | $ 65,595 |
| Non-cash investment in other investments | $ — | $ (7,532) | $ — |
| **Non-cash financing activities** | | | |
| Non-cash repayment of other long-term borrowings | $ — | $ — | $ (20,000) |
| Non-cash contribution from noncontrolling member in consolidated joint venture | $ — | $ 2,903 | $ — |
| Change in fair value of hedges | $ (21,649) | $ 88,460 | $ 23,457 |
| Remeasurement of debt denominated in a foreign currency | $ 1,150 | $ (4,077) | $ 3,010 |

## NOTE 22 — EARNINGS PER SHARE

The following tables set forth the computation of basic and diluted earnings per share:

|  | Year Ended December 31, | | |
| --- | --- | --- | --- |
|  | 2023 | 2022 | 2021 |
|  | (in thousands, except per share amounts) | | |
| **Numerator:** | | | |
| Net income available to common stockholders – basic | $242,180 | $426,927 | $416,739 |
| Add: net income attributable to OP Units | 7,077 | 11,914 | 11,563 |
| Net income available to common stockholders – diluted | $249,257 | $438,841 | $428,302 |
| **Denominator:** | | | |
| Denominator for basic earnings per share | 240,493 | 236,256 | 236,933 |
| Effect of dilutive securities: | | | |
| Common stock equivalents | 2,923 | 1,198 | 785 |
| Noncontrolling interest – Omega OP Units | 7,035 | 6,836 | 6,620 |
| Denominator for diluted earnings per share | 250,451 | 244,290 | 244,338 |
| **Earnings per share – basic:** | | | |
| Net income available to common stockholders | $ 1.01 | $ 1.81 | $ 1.76 |
| **Earnings per share – diluted:** | | | |
| Net income available to common stockholders | $ 1.00 | $ 1.80 | $ 1.75 |

**NOTE 23 — SUBSEQUENT EVENTS**

In January and February 2024, we funded $27.3 million in mortgage and other real estate loans. The loans have a weighted-average interest rate of 9.6% with maturity dates ranging from January 31, 2027 through January 31, 2029. The loans are secured by first or second mortgage liens on the facility.

# OMEGA HEALTHCARE INVESTORS, INC.
# SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION
## (in thousands)
## December 31, 2023

| | | Initial Cost to Company | | Cost Capitalized Subsequent to Acquisition | | | Gross Amount at Which Carried at Close of Period[3][5] | | | | | | Life on Which Depreciation in Latest Income Statements is Computed |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Description[1] | Encumbrances | Land | Buildings and Improvements | Improvements | Carrying Cost | Other[6] | Land[8] | Buildings and Improvements | Total | Accumulated Depreciation[4] | Date of Construction | Date Acquired[7] | |
| Alabama (SNF) | | $ 1,817 | $ 33,356 | $ 13,188 | $ — | $ — | $ 1,817 | $ 46,544 | $ 48,361 | $(41,931) | 1960 – 1982 | 1992 – 1997 | 31 years – 33 years |
| Arizona (ALF, ILF, SNF) | | 11,502 | 121,240 | 3,979 | — | — | 11,502 | 125,219 | 136,721 | (35,725) | 1949 – 1999 | 2005 – 2021 | 25 years – 40 years |
| Arkansas (ALF, SNF) | | 2,665 | 48,765 | 4,911 | — | (36) | 2,665 | 53,640 | 56,305 | (32,171) | 1967 – 1988 | 1992 – 2014 | 25 years – 31 years |
| California (ALF, SNF, SF) | | 81,970 | 464,633 | 7,009 | — | (479) | 81,970 | 471,163 | 553,133 | (160,428) | 1938 – 2013 | 1997 – 2021 | 5 years – 35 years |
| Colorado (ILF, SNF) | | 11,283 | 88,830 | 8,188 | — | — | 11,283 | 97,018 | 108,301 | (53,730) | 1925 – 1975 | 1998 – 2016 | 20 years – 39 years |
| Connecticut (ALF) | | 25,063 | 252,417 | 9,095 | 1,320 | — | 25,063 | 262,832 | 287,895 | (74,865) | 1968 – 2019 | 2010 – 2017 | 30 years – 33 years |
| Florida (ALF, ILF, SNF) | | 59,622 | 432,694 | 20,291 | — | (20,782) | 58,682 | 433,143 | 491,825 | (200,474) | 1942 – 2018 | 1993 – 2021 | 2 years – 39 years |
| Georgia (ALF, SNF) | | 3,740 | 47,689 | 1,637 | — | — | 3,740 | 49,326 | 53,066 | (17,889) | 1967 – 1997 | 1998 – 2016 | 30 years – 40 years |
| Idaho (SNF) | | 5,735 | 47,530 | 1,892 | — | (542) | 5,193 | 49,422 | 54,615 | (23,458) | 1920 – 2008 | 1997 – 2014 | 25 years – 39 years |
| Illinois (ALF) | | 1,830 | 13,967 | 1,548 | — | — | 1,830 | 15,515 | 17,345 | (2,239) | 1999 | 2021 | 25 years |
| Indiana (ALF, ILF, SNF, SF) | | 48,267 | 584,258 | 13,410 | — | (7,453) | 48,173 | 590,309 | 638,482 | (221,420) | 1942 – 2015 | 1992 – 2020 | 20 years – 40 years |
| Iowa (ALF, SNF) | | 2,343 | 59,310 | — | — | — | 2,343 | 59,310 | 61,653 | (23,022) | 1961 – 1998 | 2010 – 2014 | 23 years – 33 years |
| Kansas (SNF) | | 4,092 | 38,693 | 14,219 | — | — | 4,092 | 52,912 | 57,004 | (28,049) | 1957 – 1977 | 2005 – 2011 | 25 years |
| Kentucky (ALF, SNF) | | 15,556 | 130,819 | 7,517 | — | — | 15,556 | 138,336 | 153,892 | (59,012) | 1964 – 2002 | 1999 – 2016 | 20 years – 33 years |
| Louisiana (ALF, SNF) | | 6,735 | 113,957 | 4,877 | 448 | (2,669) | 6,735 | 116,613 | 123,348 | (33,181) | 1957 – 2020 | 1997 – 2023 | 22 years – 39 years |
| Maryland (SNF) | | 17,526 | 131,741 | 5,800 | — | — | 17,526 | 137,541 | 155,067 | (41,752) | 1921 – 2016 | 2008 – 2023 | 25 years – 30 years |
| Massachusetts (ALF, SNF) | | 23,621 | 143,172 | 23,023 | — | (693) | 23,621 | 165,502 | 189,123 | (69,925) | 1964 – 2017 | 1997 – 2014 | 20 years – 33 years |
| Michigan (ALF, SNF) | | 380 | 16,120 | — | — | — | 380 | 16,120 | 16,500 | (8,428) | 1964 – 1973 | 2011 | 25 years |
| Minnesota (ALF, ILF, SNF) | | 10,502 | 52,585 | 5,972 | — | — | 10,502 | 58,557 | 69,059 | (23,558) | 1966 – 1983 | 2014 | 33 years |
| Mississippi (SNF) | (2) | 8,803 | 191,448 | 827 | — | — | 8,803 | 192,275 | 201,078 | (51,150) | 1965 – 2008 | 2009 – 2019 | 20 years – 30 years |
| Missouri (SNF) | | 608 | 11,694 | — | — | (158) | 599 | 11,545 | 12,144 | (8,733) | 1965 – 1989 | 1999 | 33 years |
| Montana (SNF) | | 1,319 | 11,698 | 432 | — | — | 1,319 | 12,130 | 13,449 | (4,098) | 1963 – 1971 | 2005 | 33 years |
| Nebraska (SNF) | | 750 | 14,892 | — | — | — | 750 | 14,892 | 15,642 | (6,180) | 1966 – 1969 | 2012 – 2015 | 20 years – 33 years |
| Nevada (SNF, SF) | | 8,811 | 92,797 | 8,350 | — | — | 8,811 | 101,147 | 109,958 | (37,829) | 1972 – 2012 | 2009 – 2017 | 25 years – 33 years |
| New Hampshire (ALF, SNF) | | 1,782 | 19,837 | 1,463 | — | — | 1,782 | 21,300 | 23,082 | (12,449) | 1963 – 1999 | 1998 – 2006 | 33 years – 39 years |
| New Jersey (ALF) | | 12,953 | 58,199 | 1,786 | 1,559 | — | 12,953 | 61,544 | 74,497 | (7,166) | 1999 – 2021 | 2019 – 2021 | 25 years |
| New Mexico (SNF) | | 6,008 | 45,285 | 1,318 | — | — | 6,008 | 46,603 | 52,611 | (15,369) | 1960 – 1985 | 2005 | 33 years |
| New York (ALF) | | 118,606 | 176,921 | 2,806 | 40,543 | (5,900) | 118,606 | 214,370 | 332,976 | (32,290) | 2020 | 2015 | 25 years |
| North Carolina (ALF, SNF) | (2) | 28,837 | 361,350 | 9,709 | 336 | (874) | 28,677 | 370,681 | 399,358 | (117,840) | 1964 – 2019 | 1994 – 2022 | 25 years – 36 years |
| Ohio (ALF, SNF, SF) | | 29,026 | 368,488 | 18,683 | 345 | (67,207) | 28,776 | 320,559 | 349,335 | (96,957) | 1955 – 2021 | 1994 – 2020 | 25 years – 39 years |
| Oklahoma (SNF) | | 2,296 | 19,934 | — | — | — | 2,296 | 19,934 | 22,230 | (11,648) | 1965 – 1993 | 2010 – 2013 | 20 years – 33 years |
| Oregon (ALF, ILF, SNF) | | 8,602 | 135,140 | 11,072 | — | — | 8,602 | 146,212 | 154,814 | (30,980) | 1959 – 2007 | 2005 – 2022 | 25 years – 33 years |
| Pennsylvania (ALF, ILF, SNF) | | 26,980 | 362,231 | 18,848 | — | (19,006) | 26,975 | 362,078 | 389,053 | (126,906) | 1873 – 2012 | 2004 – 2022 | 20 years – 39 years |
| Rhode Island (SNF) | | 3,299 | 23,487 | 3,805 | — | — | 3,299 | 27,292 | 30,591 | (16,601) | 1965 – 1981 | 2006 | 39 years |
| South Carolina (SNF) | | 8,480 | 76,912 | 2,860 | — | — | 8,480 | 79,772 | 88,252 | (30,203) | 1959 – 2007 | 2014 – 2016 | 20 years – 33 years |
| Tennessee (ALF, SNF, SF) | | 12,976 | 268,846 | 8,012 | — | — | 12,976 | 276,858 | 289,834 | (118,847) | 1968 – 2018 | 1992 – 2021 | 20 years – 31 years |
| Texas (ALF, ILF, MOB, SNF, SF) | | 74,596 | 784,235 | 41,360 | 197 | (15,662) | 73,176 | 811,550 | 884,726 | (264,306) | 1949 – 2019 | 1997 – 2021 | 20 years – 40 years |
| United Kingdom (ALF) | | 134,925 | 522,979 | 18,652 | — | (44,470) | 128,056 | 504,030 | 632,086 | (105,698) | 1650 – 2012 | 2015 – 2023 | 25 years – 30 years |
| Vermont (SNF) | | 318 | 6,005 | 602 | — | — | 318 | 6,607 | 6,925 | (3,596) | 1971 | 2004 | 39 years |
| Virginia (ALF, SNF) | | 35,653 | 381,065 | 11,583 | — | (579) | 35,479 | 392,243 | 427,722 | (101,270) | 1964 – 2017 | 2010 – 2023 | 25 years – 40 years |
| Washington (ALF, SNF) | | 14,565 | 184,114 | 6,385 | — | (2) | 14,563 | 190,499 | 205,062 | (50,339) | 1951 – 2004 | 1999 – 2021 | 25 years – 33 years |
| Washington DC (ALF) | | 68,017 | — | 59,729 | 8,220 | — | 68,017 | 67,949 | 135,966 | — | N/A | 2021 | N/A |
| West Virginia (SNF) | | 3,333 | 194,130 | 7,062 | — | — | 3,333 | 201,192 | 204,525 | (53,588) | 1961 – 2016 | 1994 – 2023 | 25 years – 39 years |
| Wisconsin (SNF) | | 399 | 4,581 | 2,153 | — | — | 399 | 6,734 | 7,133 | (3,509) | 1974 | 2005 | 33 years |
| Total | | $946,191 | $7,138,044 | $384,053 | $52,968 | $(186,512) | $935,726 | $7,399,018 | $8,334,744 | $(2,458,809) | | | |

(1) The real estate included in this schedule is being used in either the operation of skilled nursing facilities ("SNF"), assisted living facilities ("ALF"), independent living facilities ("ILF"), specialty facilities ("SF") (consisting of specialty hospitals, long-term acute care hospitals, independent rehabilitation facilities, behavioral health substance facilities, behavioral health psychology facilities and traumatic brain injury facilities) or medical office buildings ("MOB"), located in the states or country indicated.

(2) Certain of the real estate indicated are security for the HUD loan borrowings totaling $41.9 million at December 31, 2023.

# OMEGA HEALTHCARE INVESTORS, INC.
# SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION (continued)
# (in thousands)
# December 31, 2023

(3)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Balance at beginning of period | $8,860,264 | $9,028,745 | $8,702,154 |
| Acquisitions[(a)] | 262,453 | 225,336 | 742,486 |
| Impairment | (89,985) | (38,451) | (44,673) |
| Improvements | 87,760 | 60,931 | 60,953 |
| Disposals/other | (785,748) | (416,297) | (432,175) |
| Balance at close of period | $8,334,744 | $8,860,264 | $9,028,745 |

(a) Includes approximately $8.2 million and $58.6 million of non-cash consideration exchanged and/or valuation adjustments during the years ended December 31, 2022 and 2021, respectively.

(4)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2023 | 2022 | 2021 |
| Balance at beginning of period | $2,322,773 | $2,181,528 | $1,996,914 |
| Provisions for depreciation | 317,536 | 331,963 | 341,497 |
| Dispositions/other | (181,500) | (190,718) | (156,883) |
| Balance at close of period | $2,458,809 | $2,322,773 | $2,181,528 |

(5) The reported amount of our real estate at December 31, 2023 is greater than the tax basis of the real estate by approximately $432.1 million (unaudited).

(6) Reflects bed sales, impairments (including the write-off of accumulated depreciation), land easements and impacts from foreign currency exchange rates.

(7) To the extent that we acquired an entity previously owning the underlying facility, the acquisition date reflects the date that the entity acquired the facility.

(8) Includes $68.9 million of construction in progress related to land, all other amounts related to construction in progress are reflected in buildings and improvements.

# OMEGA HEALTHCARE INVESTORS, INC.
## SCHEDULE IV — MORTGAGE LOANS ON REAL ESTATE
### (in thousands)
### December 31, 2023

| Grouping | Description[1] | Interest Rate | Fixed/ Variable | Final Maturity Date | Periodic Payment Terms | Prior Liens | Face Amount of Mortgages | Carrying Amount of Mortgages[3][4][6] | Carrying Amount of Loans Subject to Delinquent Principal or Interest |
|---|---|---|---|---|---|---|---|---|---|
| | First Mortgages | | | | | | | | |
| 1 | Michigan (19 SNFs) | 11.57% | F[2] | 2030 | Interest plus approximately $61.9 of principal payable monthly with $271,429 due at maturity | None | $415,000 | $277,786 | $ — |
| 2 | Michigan (4 SNFs) | 10.63% | F[2] | 2030 | Interest plus approximately $6.3 of principal payable monthly with $27,909 due at maturity | None | 44,200 | 28,560 | — |
| 3 | Michigan (2 SNFs) | 10.85% | F[2] | 2030 | Interest plus approximately $3.9 of principal payable monthly with $10,381 due at maturity | None | 11,000 | 10,783 | — |
| 4 | Ohio (8 SNFs) | 10.50% | F[2] | 2037 | Interest payable monthly until maturity | None | 72,420 | 72,420 | — |
| 5 | Texas (1 specialty facility) | 7.85% | F | 2025 | Interest plus approximately $161.3 of principal payable monthly with $59,546 due at maturity | None | 72,960 | 62,010 | — |
| 6 | Illinois (1 SNF, 2 ALFs and 1 ILF) | 10.00% | F | 2028 | Interest payable monthly until maturity | None | 50,000 | 50,000 | — |
| 7 | Pennsylvania (2 SNFs) | 10.00% | F | 2026 | Interest paid-in-kind for first year, then interest paid monthly until maturity | None | 29,519 | 29,519 | — |
| 8 | Tennessee (1 ALF) | 8.00% | F | 2024 | Interest payable monthly until maturity | None | 8,680 | 7,700 | — |
| 9 | Oregon (1 ALF) | 9.00% | F | 2026 | Interest payable monthly until maturity | None | 5,000 | 5,000 | — |
| 10 | Massachusetts (1 specialty facility) | 9.00% | F | 2023 | Past due | None | 9,000 | — | —[5] |
| 11 | Tennessee (1 SNF) | 8.35% | F | 2015 | Past due | None | 6,377 | 1,472 | 1,472[5] |
| 12 | Michigan (1 SNF) | 9.96% | F[2] | 2030 | Interest plus approximately $28.7 of principal payable monthly with $13,791 due at maturity | None | 14,045 | 14,040 | — |
| 13 | Ohio (1 SNF) | 9.98% | F[2] | 2023[7] | Interest payable monthly until maturity | None | 21,325 | 21,325 | — |
| 14 | Michigan (8 SNFs and 1 ALF) | 10.94% | F[2] | 2030 | Interest plus approximately $18.2 of principal payable monthly with $80,918 due at maturity | None | 83,454 | 82,833 | — |
| | Capital Expenditure Mortgages | | | | | | | | |
| 15 | Michigan | 10.00% | F[2] | 2030 | Interest payable monthly until maturity | None | 560 | 15 | — |
| 16 | Michigan | 11.34% | F[2] | 2030 | Interest plus approximately $5.8 of principal payable monthly with $50,782 due at maturity | None | 54,223 | 51,408 | — |
| | Construction Mortgages | | | | | | | | |
| 17 | Michigan (1 SNF) | 9.95% | F[2] | 2024 | Interest paid-in-kind monthly until maturity | None | 28,116 | 28,116 | — |
| | Allowance for credit loss on mortgage loans[8] | | | | | | | (44,211) | — |
| | | | | | | | $925,879 | $698,776 | $1,472 |

---

(1)  Loans included in this schedule represent first mortgages, capital expenditure mortgages and construction mortgages on facilities used in the delivery of long-term healthcare of which such facilities are located in the states indicated.

(2)  Interest on the loans escalates at a fixed rate.

(3)  The aggregate cost for federal income tax purposes is approximately $754.4 million (unaudited).

(4)

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2023** | **2022** | **2021** |
| Balance at beginning of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $648,130 | $ 835,086 | $ 885,313 |
| Additions during period – new mortgage loans or additional fundings[a] . . . . . . . . . . . . . . | 102,332 | 12,977 | 93,891 |
| Deductions during period – collection of principal/other[b] . . . . . . . . . . . . . . . . . . . . | (79,418) | (190,141) | (103,761) |
| Allowance for credit loss on mortgage loans . . . . . . . . . . . . . . . . . . . . . . . . . . . | 27,732 | (9,792) | (40,357) |
| Balance at close of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $698,776 | $ 648,130 | $ 835,086 |

(a) The 2023, 2022 and 2021 amounts include $2.3 million, $1.2 million and $0.2 million, respectively, of non-cash interest paid-in-kind. The 2021 amount also includes $7.0 million of non-cash placement of mortgage capital.

(b) The 2023 and 2022 amounts include $3.9 million and $6.0 million, respectively, of interest payments that were directly applied against the principal balance outstanding using the cost recovery method. The 2023 and 2021 amounts also include $37.0 million and $58.6 million, respectively, of non-cash principal reductions.

(5) Mortgage written down to the fair value of the underlying collateral.

(6) Mortgages included in the schedule which were extended during 2023 aggregated approximately $100.5 million.

(7) Subsequent to year end, this mortgage note was amended to extend the maturity date to December 31, 2024.

(8) The allowance for credit loss on mortgage loans represents the allowance calculated utilizing a PD and LGD methodology. For mortgages that the risk of loss was evaluated on an individual basis, the allowance is included as a reduction to the carrying amount of the mortgage.

## INDEX TO EXHIBITS TO 2023 FORM 10-K

| EXHIBIT NUMBER | DESCRIPTION |
|---|---|
| 3.1 | Articles of Amendment and Restatement of Omega Healthcare Investors, Inc., as amended. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3ASR, filed September 3, 2015). |
| 3.2 | Articles Supplementary of Omega Healthcare Investors, Inc. filed with the State Department of Assessments and Taxation of Maryland on November 5, 2019 (Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q, filed November 8, 2019). |
| 3.3 | Amended and Restated Bylaws of Omega Healthcare Investors, Inc. as of October 21, 2022 (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed October 21, 2022). |
| 3.4 | Certificate of Limited Partnership of OHI Healthcare Properties Limited Partnership (Incorporated by reference to Exhibit 3.121 to the Company's Form S-4, filed April 16, 2015). |
| 3.5 | Second Amended and Restated Agreement of Limited Partnership by and among Omega Healthcare Investors, Inc., OHI Healthcare Properties Holdco, Inc., and Aviv Healthcare Properties Limited Partnership (Incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K, filed April 3, 2015). |
| 4.0 | See Exhibits 3.1 to 3.5. |
| 4.1 | Indenture, dated as of March 11, 2014, by and among the Company, the guarantors named therein, and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed March 11, 2014). |
| 4.1A | First Supplemental Indenture, dated as of June 27, 2014, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q, filed August 6, 2014). |
| 4.1B | Second Supplemental Indenture, dated as of November 25, 2014, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association, and that certain Third Supplemental Indenture, dated as of January 23, 2015, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.4B to the Company's Annual Report on Form 10-K, filed February 27, 2015). |
| 4.1C | Fourth Supplemental Indenture, dated effective as of March 2, 2015, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.3B to the Company's Quarterly Report on Form 10-Q, filed May 8, 2015). |
| 4.1D | Fifth Supplemental Indenture, dated as of April 1, 2015, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.3C to the Company's Quarterly Report on Form 10-Q, filed May 8, 2015). |
| 4.1E | Sixth Supplemental Indenture, dated as of August 4, 2015, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q, filed November 6, 2015). |
| 4.1F | Seventh Supplemental Indenture, dated as of November 9, 2015, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.2F to the Company's Annual Report on Form 10-K, filed February 29, 2016). |

| | |
|---|---|
| 4.1G | Eighth Supplemental Indenture, dated as of March 29, 2016, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q, filed May 6, 2016). |
| 4.1H | Ninth Supplemental Indenture, dated as of May 13, 2016, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q, filed August 5, 2016). |
| 4.1I | Tenth Supplemental Indenture, dated as of August 9, 2016, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q, filed November 8, 2016). |
| 4.1J | Eleventh Supplemental Indenture, dated as of November 10, 2016, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.2J to the Company's Annual Report on Form 10-K, filed February 24, 2017). |
| 4.1K | Twelfth Supplemental Indenture, dated as of March 17, 2017, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q, filed May 5, 2017). |
| 4.1L | Thirteenth Supplemental Indenture, dated as of May 11, 2017, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q, filed August 9, 2017). |
| 4.1M | Fourteenth Supplemental Indenture, dated as of May 25, 2017, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1A to the Company's Quarterly Report on Form 10-Q, filed August 9, 2017). |
| 4.2 | Indenture, dated as of September 11, 2014, by and among the Company, the subsidiary guarantors named therein, and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed September 11, 2014). |
| 4.2A | First Supplemental Indenture, dated as of November 25, 2014, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association, and that certain Second Supplemental Indenture, dated as of January 23, 2015, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.5A to the Company's Annual Report on Form 10-K, filed February 27, 2015). |
| 4.2B | Third Supplemental Indenture, dated effective as of March 2, 2015, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.2B to the Company's Registration Statement on Form S-4, filed April 16, 2015). |
| 4.2C | Fourth Supplemental Indenture, dated as of April 1, 2015, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.2B to the Company's Registration Statement on Form S-4, filed April 16, 2015). |
| 4.2D | Fifth Supplemental Indenture, dated as of August 4, 2015, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q, filed November 6, 2015). |
| 4.2E | Sixth Supplemental Indenture, dated as of November 9, 2015, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.3E to the Company's Annual Report on Form 10-K, filed February 29, 2016). |

| | |
|---|---|
| 4.2F | Seventh Supplemental Indenture, dated as of March 29, 2016, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q, filed May 6, 2016). |
| 4.2G | Eighth Supplemental Indenture, dated as of May 13, 2016, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q, filed August 5, 2016). |
| 4.2H | Ninth Supplemental Indenture, dated as of August 9, 2016, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q, filed November 8, 2016). |
| 4.2I | Tenth Supplemental Indenture, dated as of November 10, 2016, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.3I to the Company's Annual Report on Form 10-K, filed February 24, 2017). |
| 4.2J | Eleventh Supplemental Indenture, dated as of March 17, 2017, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q, filed May 5, 2017). |
| 4.2K | Twelfth Supplemental Indenture, dated as of May 11, 2017, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q, filed August 9, 2017). |
| 4.2L | Thirteenth Supplemental Indenture, dated as of May 25, 2017, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.2A to the Company's Quarterly Report on Form 10-Q, filed August 9, 2017). |
| 4.3 | Indenture, dated as of March 18, 2015, by and among the Company, the subsidiary guarantors named therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed March 24, 2015). |
| 4.3A | First Supplemental Indenture, dated as of April 1, 2015, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.5A to the Company's Quarterly Report on Form 10-Q, filed May 8, 2015). |
| 4.3B | Second Supplemental Indenture, dated as of August 4, 2015, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.2A to the Company's Registration Statement on Form S-4, filed October 6, 2015). |
| 4.3C | Third Supplemental Indenture, dated as of November 9, 2015, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.2B to the Amendment to the Company's Registration Statement on Form S-4/A, filed November 12, 2015). |
| 4.3D | Fourth Supplemental Indenture, dated as of March 29, 2016, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q, filed May 6, 2016). |
| 4.3E | Fifth Supplemental Indenture, dated as of May 13, 2016, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q, filed August 5, 2016). |

| | |
|---|---|
| 4.3F | Sixth Supplemental Indenture, dated as of August 9, 2016, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q, filed November 8, 2016). |
| 4.3G | Seventh Supplemental Indenture, dated as of November 10, 2016, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.4G to the Company's Annual Report on Form 10-K, filed February 24, 2017). |
| 4.3H | Eighth Supplemental Indenture, dated as of March 17, 2017, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q, filed May 5, 2017). |
| 4.3I | Ninth Supplemental Indenture, dated as of May 11, 2017, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q, filed August 9, 2017). |
| 4.3J | Tenth Supplemental Indenture, dated as of May 25, 2017, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.3A to the Company's Quarterly Report on Form 10-Q, filed August 9, 2017). |
| 4.4 | Indenture, dated as of September 23, 2015, by and among the Company, each of the subsidiary guarantors listed therein, and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed September 29, 2015). |
| 4.4A | First Supplemental Indenture, dated as of November 9, 2015, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1A to the Company's Registration Statement on Form S-4, filed November 12, 2015). |
| 4.4B | Second Supplemental Indenture, dated as of March 29, 2016, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q, filed May 6, 2016). |
| 4.4C | Third Supplemental Indenture, dated as of May 13, 2016, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q, filed August 5, 2016). |
| 4.4D | Fourth Supplemental Indenture, dated as of August 9, 2016, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q, filed November 8, 2016). |
| 4.4E | Fifth Supplemental Indenture, dated as of November 10, 2016, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.5E to the Company's Annual Report on Form 10-K, filed February 24, 2017). |
| 4.4F | Sixth Supplemental Indenture, dated as of March 17, 2017, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q, filed May 5, 2017). |
| 4.4G | Seventh Supplemental Indenture, dated as of May 11, 2017 among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q, filed August 9, 2017). |

| 4.4H | Eighth Supplemental Indenture, dated as of May 25, 2017 among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.4A to the Company's Quarterly Report on Form 10-Q, filed August 9, 2017). |
|---|---|
| 4.5 | Indenture, dated as of July 12, 2016, by and among the Company, each of the subsidiary guarantors listed therein, and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed July 12, 2016). |
| 4.5A | First Supplemental Indenture, dated as of August 9, 2016, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.6A to the Company's Quarterly Report on Form 10-Q, filed November 8, 2016). |
| 4.5B | Second Supplemental Indenture, dated as of November 10, 2016, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.6B to the Company's Annual Report on Form 10-K, filed February 24, 2017). |
| 4.5C | Third Supplemental Indenture, dated as of March 17, 2017, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.6 to the Company's Quarterly Report on Form 10-Q, filed May 5, 2017). |
| 4.5D | Fourth Supplemental Indenture, dated as of May 11, 2017, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-Q, filed August 9, 2017). |
| 4.5E | Fifth Supplemental Indenture, dated as of May 25, 2017, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.5A to the Company's Quarterly Report on Form 10-Q, filed August 9, 2017). |
| 4.6 | Indenture, dated as of April 4, 2017, by and among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed April 4, 2017). |
| 4.6A | First Supplemental Indenture, dated as of May 11, 2017, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.6A to the Company's Quarterly Report on Form 10-Q, filed August 9, 2017). |
| 4.6B | Second Supplemental Indenture, dated as of May 25, 2017, among the Company, each of the subsidiary guarantors listed therein and U.S. Bank National Association (Incorporated by reference to Exhibit 4.6B to the Company's Quarterly Report on Form 10-Q, filed August 9, 2017). |
| 4.7 | Indenture, dated as of September 20, 2019, among the Company, OHI Healthcare Properties Limited Partnership and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed September 20, 2019). |
| 4.8 | Indenture, dated as of October 9, 2020, among the Company, OHI Healthcare Properties Limited Partnership and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed October 9, 2020). |
| 4.8A | First Supplemental Indenture, dated as of October 30, 2020, among the Company, OHI Healthcare Properties Limited Partnership and U.S. Bank National Association (Incorporated by reference to Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q, filed November 3, 2020). |
| 4.9 | Indenture, dated as of March 10, 2021, among the Company, OHI Healthcare Properties Limited Partnership and U.S. Bank National Association (Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed March 10, 2021). |

| 4.10 | Description of Securities registered under Section 12 of the Securities Exchange Act of 1934 (Incorporated by reference to Exhibit 4.10 to the Company's Annual Report on Form 10-K, filed February 14, 2023). |
|---|---|
| 10.1 | Form of Directors and Officers Indemnification Agreement (Incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K, filed February 23, 2018). |
| 10.2 | Amended and Restated Deferred Stock Plan, dated October 16, 2012, and forms of related agreements (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed November 7, 2012). |
| 10.3 | Credit Agreement, dated as of April 30, 2021, among the Company, certain subsidiaries of the Company identified therein as guarantors, the lenders named therein and Bank of America, N.A., as administrative agent for such lenders (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed May 4, 2021). |
| 10.3A | Conforming Changes Amendment to Credit Agreement, dated as of June 7, 2023, between the Company and Bank of America, N.A., as administrative agent (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed August 3, 2023). |
| 10.4 | Credit Agreement, dated as of April 30, 2021, among OHI Healthcare Properties Limited Partnership, the lenders named therein and Bank of America, N.A., as administrative agent for such lenders (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed May 4, 2021). |
| 10.4A | Conforming Changes Amendment to Credit Agreement, dated as of June 7, 2023, between OHI Healthcare Properties Limited Partnership and Bank of America, N.A., as administrative agent (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed August 3, 2023). |
| 10.5 | At-the Market Equity Offering Sales Agreement, dated May 20, 2021, among the Company, the Sales Agents, the Forward Sellers and the Forward Purchasers (Incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K, filed May 20, 2021). |
| 10.6 | Omega Healthcare Investors, Inc. 2018 Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed June 11, 2018).+ |
| 10.6A | Amendment to Omega Healthcare Investors, Inc. 2018 Stock Incentive Plan, effective June 5, 2023 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed June 5, 2023).+ |
| 10.6B | Form of Time-Based Restricted Stock Units Agreement pursuant to the Omega Healthcare Investors, Inc. 2018 Stock Incentive Plan (commencing 2022) (Incorporated by reference to Exhibit 10.6M to the Company's Annual Report on Form 10-K, filed February 17, 2022).+ |
| 10.6C | Form of Time-Based Profits Interest Units Agreement pursuant to the Omega Healthcare Investors, Inc. 2018 Stock Incentive Plan (commencing 2022) (Incorporated by reference to Exhibit 10.6N to the Company's Annual Report on Form 10-K, filed February 17, 2022).+ |
| 10.6D | Form of TSR-Based Performance Restricted Stock Units Agreement pursuant to the Omega Healthcare Investors, Inc. 2018 Stock Incentive Plan (commencing 2022) (Incorporated by reference to Exhibit 10.6O to the Company's Annual Report on Form 10-K, filed February 17, 2022).+ |
| 10.6E | Form of TSR-Based Performance Profits Interest Units Agreement pursuant to the Omega Healthcare Investors, Inc. 2018 Stock Incentive Plan (commencing 2022) (Incorporated by reference to Exhibit 10.6P to the Company's Annual Report on Form 10-K, filed February 17, 2022).+ |
| 10.6F | Form of Relative TSR-Based Performance Restricted Stock Units Agreement pursuant to the Omega Healthcare Investors, Inc. 2018 Stock Incentive Plan (commencing 2022) (Incorporated by reference to Exhibit 10.6Q to the Company's Annual Report on Form 10-K, filed February 17, 2022).+ |

| 10.6G | Form of Relative TSR-Based Performance Profits Interest Units Agreement pursuant to the Omega Healthcare Investors, Inc. 2018 Stock Incentive Plan (commencing 2022) (Incorporated by reference to Exhibit 10.6R to the Company's Annual Report on Form 10-K, filed February 17, 2022).+ |
|---|---|
| 10.7 | Form of Officer Deferred Performance Restricted Stock Unit Agreement (Incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q, filed August 5, 2013).+ |
| 10.8 | Form of Employment Agreement for Company's executive officers, other than Ms. Makode, effective as of January 1, 2020 for the Company's executive officers (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed December 20, 2019).+ |
| 10.9 | Employment Agreement, effective as of January 1, 2020, between the Company and Gail Makode (Incorporated by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K, filed December 20, 2019).+ |
| 10.10 | Form of Annual Amendment to Employment Agreement for the Company's executive officers.+* |
| 10.11 | Omega Healthcare Investors, Inc. Deferred Cash Compensation Plan with form of Deferral Agreement pursuant to the Omega Healthcare Investors, Inc. Deferred Cash Compensation Plan (June 30, 2018) (Incorporated by reference to Exhibit 10.2 to Omega Healthcare Investor Inc.'s Form 10-Q filed August 8, 2018).+ |
| 10.12 | Credit Agreement, dated as of August 8, 2023, among Omega Healthcare Investors, Inc., certain subsidiaries of Omega Healthcare Investors, Inc. identified therein as guarantors, the lenders named therein and Bank of America, N.A., as administrative agent for such lenders (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed August 11, 2023). |
| 21.1 | Subsidiaries of the Registrant.* |
| 22.1 | Subsidiary guarantors of guaranteed securities.* |
| 23.1 | Consent of Independent Registered Public Accounting Firm for Omega Healthcare Investors, Inc.* |
| 31.1 | Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of Omega Healthcare Investors, Inc.* |
| 31.2 | Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of Omega Healthcare Investors, Inc.* |
| 32.1 | Section 1350 Certification of the Chief Executive Officer of Omega Healthcare Investors, Inc.* |
| 32.2 | Section 1350 Certification of the Chief Financial Officer of Omega Healthcare Investors, Inc.* |
| 97.1 | Omega Healthcare Investors, Inc. Incentive Compensation Recovery Policy.*+ |
| 101 | The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline XBRL: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Comprehensive Income, (iv) Consolidated Statements of Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags. |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101). |

---

\*     Exhibits that are filed or furnished herewith.

\+     Management contract or compensatory plan, contract or arrangement.

# SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

|  | OMEGA HEALTHCARE INVESTORS, INC. |
|  | Registrant |
| Date: February 12, 2024 | By: /s/ C. Taylor Pickett |
|  | C. Taylor Pickett |
|  | *Chief Executive Officer* |

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Omega Healthcare Investors, Inc., for itself and in the capacities on the date indicated.

| Signatures | Title | Date |
|---|---|---|
| /s/ C. Taylor Pickett<br>C. Taylor Pickett | Chief Executive Officer (Principal Executive Officer) | February 12, 2024 |
| /s/ Robert O. Stephenson<br>Robert O. Stephenson | Chief Financial Officer (Principal Financial Officer) | February 12, 2024 |
| /s/ Neal A. Ballew<br>Neal A. Ballew | Chief Accounting Officer (Principal Accounting Officer) | February 12, 2024 |
| /s/ Craig R. Callen<br>Craig R. Callen | Chair of the Board | February 12, 2024 |
| /s/ Kapila K. Anand<br>Kapila K. Anand | Director | February 12, 2024 |
| /s/ Dr. Lisa C. Egbuonu-Davis<br>Dr. Lisa C. Egbuonu-Davis | Director | February 12, 2024 |
| /s/ Barbara B. Hill<br>Barbara B. Hill | Director | February 12, 2024 |
| /s/ Kevin J. Jacobs<br>Kevin J. Jacobs | Director | February 12, 2024 |
| /s/ C. Taylor Pickett<br>C. Taylor Pickett | Director | February 12, 2024 |
| /s/ Stephen D. Plavin<br>Stephen D. Plavin | Director | February 12, 2024 |
| /s/ Burke W. Whitman<br>Burke W. Whitman | Director | February 12, 2024 |

**Exhibit 23.1**

**<u>Consent of Independent Registered Public Accounting Firm</u>**

We consent to the incorporation by reference in the following Registration Statements:

(1) Form S-8 Registration Statements (File Nos. 333-272450, 333-225595, 333-189144 and 333-117656) related to the 2018 Stock Incentive Plan (formerly known as the 2013 Stock Incentive Plan and 2004 Stock Incentive Plan) of Omega Healthcare Investors, Inc., as amended;

(2) Form S-3 Registration Statement (File No. 333-256084) related to the registration of preferred stock, common stock, and warrants of Omega Healthcare Investors, Inc.;

(3) Form S-3 Registration Statement (File No. 333-261519) pertaining to the debt securities, common stock, preferred stock, and guarantees of debt securities of Omega Healthcare Investors, Inc.; and

(4) Form S-8 Registration Statement (File No. 333-234599) pertaining to the Omega Healthcare Investors, Inc. Employee Stock Purchase Plan.

of our reports dated February 12, 2024, with respect to the consolidated financial statements and schedules of Omega Healthcare Investors, Inc. and the effectiveness of internal control over financial reporting of Omega Healthcare Investors, Inc., included in this Annual Report (Form 10-K) of Omega Healthcare Investors, Inc. for the year ended December 31, 2023.

/s/ Ernst & Young LLP

Baltimore, Maryland
February 12, 2024

**Exhibit 31.1**

**RULE 13a-14(a)/15d-14(a) CERTIFICATION OF CHIEF EXECUTIVE OFFICER**

**Certification**

I, C. Taylor Pickett, certify that:

1.  I have reviewed this Annual Report on Form 10-K of Omega Healthcare Investors, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a.  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b.  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c.  Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d.  Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a.  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b.  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 12, 2024

/S/ C. TAYLOR PICKETT
_____
C. Taylor Pickett
Chief Executive Officer

**Exhibit 31.2**

## RULE 13a-14(a)/15d-14(a) CERTIFICATION OF CHIEF FINANCIAL OFFICER

### Certifications

I, Robert O. Stephenson, certify that:

1.  I have reviewed this Annual Report on Form 10-K of Omega Healthcare Investors, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a.  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b.  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c.  Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d.  Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.  The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a.  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b.  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 12, 2024

/S/ ROBERT O. STEPHENSON

Robert O. Stephenson
Chief Financial Officer

**Exhibit 32.1**

**SECTION 1350 CERTIFICATION**
**OF THE CHIEF EXECUTIVE OFFICER**

I, C. Taylor Pickett, Chief Executive Officer of Omega Healthcare Investors, Inc. (the "Company"), hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

(1) the Annual Report on Form 10-K of the Company for the year ended December 31, 2023 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 12, 2024

/S/ C. TAYLOR PICKETT
_____

C. Taylor Pickett
Chief Executive Officer

**Exhibit 32.2**

## SECTION 1350 CERTIFICATION
## OF THE CHIEF FINANCIAL OFFICER

I, Robert O. Stephenson, Chief Financial Officer of Omega Healthcare Investors, Inc. (the "Company"), hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that, to the best of my knowledge:

(1)  the Annual Report on Form 10-K of the Company for the year ended December 31, 2023 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 12, 2024

/S/ ROBERT O. STEPHENSON

Robert O. Stephenson
Chief Financial Officer

# STOCKHOLDER INFORMATION

**Executive Officers and Directors as of April 23, 2024**

C. Taylor Pickett (1)
Chief Executive Officer
Director

Daniel J. Booth
Chief Operating Officer

Gail D. Makode
Chief Legal Officer

Robert O. Stephenson
Chief Financial Officer

Kapila K. Anand (1), (3)
Director

Craig R. Callen (1), (3), (4)
Chair of the Board

Dr. Lisa C. Egbuonu-Davis (4)
Director

Barbara B. Hill (2), (4)
Director

Kevin Jacobs (1), (3)
Director

Stephen D. Plavin (2), (4)
Director

Burke W. Whitman (2), (3)
Director

(1) Member of Investment Committee
(2) Member of Compensation Committee
(3) Member of Audit Committee
(4) Member of Nominating and Corporate Governance Committee

**Dividend Reinvestment and Stock Purchase Plan**

The Dividend Reinvestment and Stock Purchase Plan provides investors and shareholders with a convenient method for reinvesting dividends and purchasing shares of Common Stock directly from the Company without paying any service charges or brokerage commissions.

Please see www.omegahealthcare.com and click on "Stock Purchase Plan" under the "Investor Relations" tab for plan features.

Please call **800-368-5948** for information about the Plan, and to request a prospectus and enrollment forms. Alternatively, Plan materials can be downloaded directly at www.computershare.com/investor.

**Auditors**

Ernst & Young LLP
Baltimore, Maryland

**Transfer Agent and Registrar**

Postal correspondence should be mailed to:

Computershare
P.O. Box 43006
Providence, RI 02940-3006

Overnight correspondence should be sent to:

Computershare
150 Royall Street, Suite 101
Canton, MA 02021

**Exchange Listing**

New York Stock Exchange (Symbol: OHI)

**Corporate Office**

303 International Circle
Suite 200
Hunt Valley, MD 21030
(410) 427-1700 Phone

**Annual Meeting**

The Annual Meeting of the Stockholders will be held virtually at 10:00 A.M. EDT June 7, 2023. All stockholders are invited to participate. Instructions for logging into our virtual Annual Meeting will be included in your proxy materials.

**Publications Available**

To view a copy of press releases or the most recent financial results, please visit the Company's web site at www.omegahealthcare.com.

**Member**

National Association of Real Estate Investment Trusts, Inc.

**NYSE Certification**

The Chief Executive Officer's annual certification pursuant to §303.12(a) of the New York Stock Exchange Listed Company Manual was submitted to the New York Stock Exchange on June 21, 2023. There are no qualifications to that certification.



**303 International Circle, Suite 200**
**Hunt Valley, MD 21030**
**Phone (410) 427-1700**